
07054491



eBay Inc.
Annual Report 2006







"Ultimately, we help the Internet deliver on its original promise to create a universal connection among people around the world."

Pierre Omidyar
Founder and Chairman of the Board

eBay Inc. employees featured on the cover (by last name): Dylan Capener, Leena Faerber, Christophe Gillet, Jim "Griff" Griffith, James Humfeld, Kathleen Kelley, William Lasher, Dinesh Lathi, David London, Michelle Peacock, Libby Reder, Stacy Stella, Dianne Tran, Wayne Wright, Luke Yeh

Cover designed by eBay Inc. employee: Jessica Liu Brookshire

To our Stockholders, Partners, Employees and Communities of Users,

With global access to the Internet expanding and technologies that power the Internet evolving, being online has truly become a way of life. The Internet is the common thread that connects individuals from New Delhi to New Jersey and beyond. Empowered by the Internet, these individuals are connecting with one another in new ways every day.

As the Internet has evolved, so has our company. Today, eBay Inc. is more than an auction Web site. We are a global network of strong brands that bring fun, engaging and trusted online experiences to individuals and businesses alike — whether they want to trade, pay or communicate.

At our core, we are all about connecting people, and ultimately, we help the Internet deliver on its original promise to create a universal connection among people everywhere. It is eBay Inc.'s portfolio of powerful brands which enable these human connections — and our critical mass of hundreds of millions of users — that truly set us apart as a catalyst for global interaction and innovation.

This was a pivotal year for the company, and we emerged a stronger company because of the challenges we faced and the lessons we learned. Due to the success of our core businesses and focused execution, we were able to deliver great full-year results, ending 2006 with record revenues of $6 billion. Each of our three business units played an important role in achieving this goal.

Marketplaces

This year, our Marketplaces organization strengthened its portfolio of businesses by building services that empower individuals from anywhere to buy and sell just about anything in the format they want. Our eBay marketplace added more than 41 million new users in 2006, and these new users, together with our existing community members, traded an extraordinary $52 billion worth of goods during the year.

Payments

PayPal allows millions of people around the world to securely, easily and cost effectively send and receive money online. This year, we expanded our geographic footprint and more than doubled our number of available currencies, enabling users in 48 new markets to send money online. In 2006, PayPal processed a record $38 billion in total payment volume and added nearly 37 million new accounts. The Payments team also significantly increased on-eBay penetration rates around the globe and added hundreds of thousands of merchants to the growing off-eBay business.

Communications

Our Communications division literally tripled in the last 12 months. By delivering truly superior voice quality and providing a rich set of features and functionality, Skype is now the Internet communications tool of choice for more than 171 million people worldwide. This year, Skype continued to extend its lead over the competitors in this space by facilitating more than 32 billion minutes of dialogue.

As we head into 2007 with a clear strategy and a focus on results, we are very excited about the tremendous opportunities that lie ahead of eBay Inc. With three of the leading and most recognizable brands in the world, we believe that the company will continue to deliver on its financial commitments and provide our users with an unparalleled online experience.

The success of the company thus far is testament to our community of users — including eBay buyers looking for practically anything, small and large merchants expanding their businesses through PayPal, and people embracing the Internet to call friends and family on Skype. By working hand-in-hand with our employees and this passionate global community, we look forward to continued success quarter after quarter and year after year.

On behalf of eBay Inc.'s 13,000 employees, we'd like to extend our appreciation and gratitude to our worldwide communities of users, partners and stockholders for your ongoing support and commitment to our shared goals.

Sincerely,



Pierre Omidyar
Founder and Chairman of the Board



Meg Whitman
President and CEO

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006.

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from to .


SEC MAIL
RECEIVED
PROCESSING
MAY - 9 2007
WASH. D.C.
186
SECTION

Commission file number 000-24821

eBay Inc.

(Exact name of registrant as specified in its charter)

Delaware	**77-0430924**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
2145 Hamilton Avenue San Jose, California	**95125**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (408) 376-7400

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of exchange on which registered
Common stock	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2006, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $34,640,900,000 based on the closing sale price as reported on The Nasdaq Global Select Market.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	Outstanding as of February 16, 2007
Common Stock, $0.001 par value per share	1,368,973,770 shares

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information by reference from the definitive proxy statement for the registrant's Annual Meeting of Stockholders to be held on or about June 14, 2007.

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eBay Inc.

Form 10-K
For the Fiscal Year Ended December 31, 2006

TABLE OF CONTENTS

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PART I

FORWARD LOOKING STATEMENTS

This report contains statements that involve expectations, plans or intentions (such as those relating to future business or financial results, new features or services, or management strategies). These statements are forward-looking and are subject to risks and uncertainties, so actual results may vary materially. You can identify these forward-looking statements by words such as "may," "will," "should," "expect," "anticipate," "believe," "estimate," "intend," "plan" and other similar expressions. You should consider our forward-looking statements in light of the risks discussed in "Item 1A: Risk Factors," as well as our consolidated financial statements, related notes, and the other financial information appearing elsewhere in this report and our other filings with the Securities and Exchange Commission, or the SEC. We assume no obligation to update any forward-looking statements.

ITEM 1: *BUSINESS*

Overview

eBay Inc. was formed as a sole proprietorship in September 1995 and was incorporated in California in May 1996. In April 1998, we reincorporated in Delaware and in September 1998 we completed the initial public offering of our common stock. Our principal executive offices are located at 2145 Hamilton Avenue, San Jose, California 95125, and our telephone number is (408) 376-7400. When we refer to "we," "our" or "eBay" in this Annual Report on Form 10-K, we mean the current Delaware corporation (eBay Inc.) and its California predecessor, as well as all of our consolidated subsidiaries. When we refer to "eBay.com" we mean the online marketplace located at *www.ebay.com* and its localized counterparts. When we refer to "PayPal" we mean the online payments platform located at *www.paypal.com.* When we refer to "Skype" we mean the Voice over Internet Protocol, or VoIP, offerings provided by our subsidiary Skype Technologies S.A.

Our purpose is to pioneer new communities around the world built on commerce, sustained by trust and inspired by opportunity. To achieve our purpose, we operate three primary business segments: Marketplaces, Payments and Communications. We provide online marketplaces for the sale of goods and services, online payments services and online communication offerings to a diverse community of individuals and businesses. Our Marketplaces segment enables online commerce through a variety of platforms, including the traditional eBay.com platform and our other online platforms, such as Shopping.com, classifieds websites and Rent.com. The wide array of websites that comprise our Marketplaces segment bring together millions of buyers and sellers every day on a local, national and international basis. Our Payments segment, which consists of PayPal, enables individuals and businesses to securely, easily and quickly send and receive payments online. Our Communications segment, which consists of Skype, enables VoIP calls between Skype users, and also provides Skype users low-cost connectivity to traditional fixed-line and mobile telephones.

Marketplaces

Our Marketplaces segment is comprised of online commerce platforms that enable a global community of buyers and sellers to interact and trade with one another. Our goal is to create, maintain, and expand the functionality, safety, ease-of-use and reliability of our online commerce platforms while, at the same time, supporting the growth and success of our community of users. On any given day, there are more than a hundred million items available through auction-style and fixed-price trading.

Marketplaces Value Proposition

We seek to attract buyers and sellers to our community by offering:

Buyers	Sellers
• Selection	• Access to broad markets
• Value	• Cost effective marketing and distribution
• Convenience	• Ability to maximize selling prices
• Entertainment	• Opportunity to increase sales

We believe our Marketplaces segment websites make inefficient markets more efficient because:

- Our global community of users can easily and inexpensively communicate, exchange information and complete transactions;
- Our Marketplaces include more than a hundred million items, creating a wide variety and selection of goods;
- We bring buyers and sellers together for lower fees than traditional intermediaries; and
- Our Marketplaces provide for efficient information exchange.

In particular, large markets with broad buyer and seller bases, wide product ranges, and moderate shipping costs have been successful on our Marketplaces platforms. Generally speaking, our marketplaces are most effective, relative to available alternatives, at addressing markets of new and scarce goods, end-of-life products and used and vintage items.

Global Community of Buyers and Sellers

We have aggregated a significant number of buyers, sellers, and items listed for sale, which, in turn, has resulted in a vibrant online commerce environment. Our sellers generally enjoy high conversion rates and our buyers enjoy an extensive selection of broadly-priced goods and services. Key components of our community philosophy are maintaining honest and open marketplaces and treating individual users with respect. We seek to maintain the satisfaction and loyalty of our buyers and sellers by offering a variety of community and support features, such as announcement and bulletin boards, customer support boards and personal pages, as well as other topical or category-specific information exchanges. By applying a consistent set of policies to our community, we seek to create a level playing field that lets individuals and businesses of all types and sizes access broad markets and compete equally.

Our success has resulted largely from the growth of our community of confirmed registered users, which has increased in size from approximately two million at the end of 1998 to approximately 222 million as of December 31, 2006. As of December 31, 2006, we had approximately 82 million active users on the eBay.com platforms, compared to approximately 72 million at the end of 2005. We define an active user as any user who bid on, bought, or listed an item during the most recent 12-month period.

Marketplaces Platforms

Our Marketplaces platforms are fully automated, topically arranged, and easy-to-use online services that seek to provide availability 24 hours a day, seven days a week, enabling sellers to list items for sale and buyers to bid for and purchase items of interest, and all users to browse through listed items from any place in the world at any time. The platforms include software tools and services, available either for no charge or for a fee, that allow buyers and sellers to trade with one another more easily and efficiently. The Marketplaces platforms consist of our core online commerce platform, eBay.com, and adjacent platforms consisting of Shopping.com, our classifieds websites and Rent.com. Marketplaces earns revenue from listing, feature and final value fees paid by sellers, lead referral fees and advertising fees.

eBay.com Platform

Our Marketplaces core platform, eBay.com, includes our traditional auction format, fixed price format and eBay Stores. We offer the core platform on localized sites in 24 countries.

Auction Listing Format

At the core of our Marketplaces platform are our traditional auction format listings, in which a seller will select a minimum price for opening bids, with the option to set a reserve price for the item, which is the minimum price at which the seller is willing to sell the item. A seller with appropriate feedback ratings can also sell in a "Multiple Item Auction" format, which allows a seller to sell multiple identical items to the highest bidders.

Fixed Price Listing Format

Our fixed price format allows for a faster selling and buying experience as opposed to waiting for the auction period to expire. Sellers with appropriate feedback ratings can choose to use the Buy-It-Now feature at the time of the listing, which allows sellers to name a price at which they would be willing to sell the item to any buyer. Our Half.com subsidiary also provides a fixed price, person-to person e-commerce website that allows people to buy and sell previously owned books, movies, music and games at discounted prices. In 2006, all fixed priced trading accounted for approximately 36% of eBay's gross merchandise volume, or GMV, which is the total value of all successfully closed listings on eBay.com's trading platforms.

eBay Stores

eBay Stores enables sellers to show all of their listings and to describe their respective businesses through customized pages. eBay Stores provide useful tools for sellers to build, manage, promote, and track their business. "Store Inventory Format" listings allow sellers to list items at a lower insertion fee and higher final value fee than regular auction and fixed price listings, for a minimum 30-day listing duration. As of December 31, 2006, there were nearly 600,000 online storefronts established by users in locations around the world.

Other Marketplaces Platforms

Shopping.com

Shopping.com is a comparison shopping website that allows shoppers to compare millions of products from thousands of stores and helps merchants increase their sales. Shopping.com offers one of the largest product catalogs on the Internet — searchable by thousands of attributes — along with a consumer review service through Epinions.com, which helps users make informed buying decisions.

Classifieds Websites

Our classifieds websites are available in hundreds of cities and regions around the world and are designed to help people meet, share ideas and trade on a local level. Our classifieds websites include Kijiji, Gumtree.com, LoQUo.com, Intoko, Marktplaats.nl and mobile.de. In addition, we have a minority equity investment in craigslist, Inc., which operates the craigslist classifieds websites around the world.

Rent.com

Rent.com is a leading U.S. Internet listing website in the apartment and rental housing industry. The website is designed as a more effective means of bringing apartments seekers and apartment managers together.

Key Services for Buyers and Sellers

We have developed a number of features in our eBay.com platform in the areas of Trust and Safety, Customer Support and Value-Added Tools and Services, as well as a Loyalty Program. These features are designed to make users more comfortable dealing with unknown trading partners and completing commerce transactions on the Internet.

Trust and Safety

Feedback Forum: Our Feedback Forum encourages each user to provide comments on other users with whom he or she trades and lets every user view other users' profiles, which include feedback ratings and comments by other users. Every registered user has a feedback profile that may contain compliments, criticisms and other comments by users who have conducted business with that person. The Feedback Forum requires feedback to be related to specific transactions and provides an easy tool for users to match specific transactions with the user names of their trading partners. This information is recorded in a profile that includes a feedback rating for the person with feedback sorted according to whether it was given over the past month, six months, or twelve months. Users who develop positive reputations have color-coded star symbols displayed next to their user names to indicate the number of positive feedback ratings they have received. The Feedback Forum has several automated features designed to detect and prevent some forms of abuse, such as a user leaving positive feedback about himself or herself through multiple accounts.

SafeHarbor Program: We also offer the SafeHarbor program, which provides guidelines for trading, provides information to resolve user disputes and responds to reports of misuse of the eBay service. eBay's SafeHarbor staff investigates users' complaints of possible misuse of the eBay service and takes appropriate action, including issuing warnings to users, ending and removing listings, or suspending users from bidding on or listing items for sale. The complaints the SafeHarbor staff investigates include various forms of bid manipulation, malicious posting of negative feedback and posting of illegal items for sale.

Verified Rights Owner (VeRO) Program: The Verified Rights Owner (VeRO) Program lets intellectual property rights owners request the removal of listings that offer items or contain materials that infringe on their rights. This helps protect community members from purchasing items that may be counterfeit or otherwise unauthorized.

Customer Support

We devote resources to providing personalized, accurate and timely support services to our community of users. Buyers and sellers can contact us through a variety of means, including email, online text chat and, in certain circumstances, telephone. We are focusing our resources on increasing our accessibility and capacity, expanding our category-specific support, extending our online self-help features, and improving our systems and processes to allow us to provide the most efficient and effective support possible.

Value-Added Tools and Services

eBay users have access to a variety of "pre-trade" and "post-trade" tools and services to enhance their user experience and to make trading faster, easier and safer for them. "Pre-trade" tools and services are intended to simplify the listing process. "Post-trade" tools and services are designed to make transactions easier and more convenient to complete.

These tools and services include: Turbo Lister, eBay Blackthorne, ProStores, Selling Manager and Selling Manager Pro, which help automate the selling process; Picture Services, which enables sellers to include pictures in their listings; the Shipping Calculator, which makes it easier for buyers and sellers to calculate shipping costs; Shipping Labels, which allows sellers to print certain postage and UPS labels; Shipment Tracking, which enables sellers to track their shipped packages; the eBay Toolbar, which helps eBay users stay connected with eBay wherever they are on the Internet; eBay Sales Reports and eBay Sales Reports Plus, which provide sales and fee information to sellers; eBay Market Research, which enables sellers to analyze sales in categories across the site; Reviews and Guides, which assists shoppers in making more informed choices; and PayPal, which facilitates the online exchange of funds. We currently provide these services directly or through contractual arrangements with third parties.

Loyalty Program

PowerSeller program: PowerSellers are eBay's top sellers who have sustained a consistent high volume of monthly sales and who have a high level of positive feedback. Members of the PowerSeller program get a range of special benefits, including prioritized customer support, promotional offers, eBay promotional merchandise, advanced selling education, opportunities to participate in research, and other special rewards. The PowerSeller program is free of charge and a special PowerSeller icon is located next to the seller's user name if the seller qualifies for the program.

Marketplaces Growth Strategy

We intend to achieve our mission of creating the world's leading e-commerce franchise by building upon our core Marketplaces business and building our adjacent businesses.

We will continue to grow our core Marketplaces business by enhancing our products, improving Trust and Safety and extending our product offerings into new formats, categories and geographies. Our product enhancements are focused on improving the user experience to increase buyer satisfaction and activity levels which we believe will improve our conversion rates and, in turn, lead to higher GMV. For example, in 2006, we introduced eBay Express, a specialty destination site for buyers looking to purchase new merchandise at fixed prices. eBay Express targets existing registered users in an effort to increase their purchasing activity. Improvements to our Trust and Safety policies are designed to ensure that buyers have a safe trading experience to drive repeat business.

Another element of our growth strategy is to build adjacent businesses. These adjacencies, which offer opportunities for growth beyond our core GMV businesses, include new formats and new monetization models. We will continue to grow our alternative format businesses — Shopping.com and our classifieds websites. In addition, we intend to expand our monetization models through advertising partnerships and the development of a pay-per-call platform.

Payments

Our global payments platform, PayPal, enables any individual or business with an email address to securely, easily and quickly send and receive payments online. We believe our global payments platform makes online commerce more efficient compared to traditional payment methods such as checks, money orders, and credit cards via merchant accounts. These traditional payment methods present various obstacles to the online commerce experience, including lengthy processing time, inconvenience, and high costs. PayPal delivers a product well-suited for all online merchants and individuals by allowing them to send and receive online payments securely, conveniently and cost-effectively. The PayPal network builds on the existing financial infrastructure of bank accounts and credit cards to create a global, real-time payment solution.

PayPal Value Proposition

Providing more efficient and effective payment methods is essential to creating a faster, easier and safer online commerce experience. Traditional payment methods such as checks, money orders and credit cards processed through merchant accounts, all present various obstacles to the online commerce experience, including lengthy processing time, inconvenience and high costs. Our PayPal online payments solution allows its account holders, as well as users of other online businesses, to pay for their transactions securely, easily and quickly.

Buyer Value Proposition

PayPal enables buyers to pay merchants without sharing their sensitive financial information with them. To make payments, buyers need to disclose only their email addresses to recipients. Many buyers wary of disclosing financial information online find this high level of personal privacy attractive. Buyers also benefit from PayPal's buyer protection program.

Seller Value Proposition

PayPal offers online merchants an all-in-one payment processing solution that is less expensive than most merchant accounts, offers industry-leading fraud prevention, and enables merchants to conduct business with approximately 133 million PayPal customer accounts in over 100 markets. PayPal also offers merchants the ability to maintain a direct relationship with their customers.

A merchant can open a PayPal account and begin accepting credit card payments within a few minutes. Merchants are approved instantly for a PayPal account, and do not need to provide a personal guaranty, acquire any specialized hardware, prepare an application, contact a payment gateway or encrypt customer data. Furthermore, PayPal charges lower transaction fees than most merchant accounts, and charges no setup fees and no recurring monthly fees.

The account-based nature of PayPal's network helps us to detect and prevent fraud when funds enter the PayPal network, as funds move within the network, and when they leave. Sellers can also reduce the risk of transaction losses due to unauthorized credit card use and fraudulent chargebacks, if they comply with PayPal's Seller Protection Policy.

PayPal Overview

Joining the Network

PayPal offers three types of accounts: Personal, Business, and Premier. A new account holder typically opens an account to send money for an eBay purchase or a purchase on another website, a payment for services rendered, or for a payment to an individual in lieu of cash. Allowing new account holders to join the network when they make or receive payments encourages PayPal's natural, user-driven growth. PayPal's account sign-up process asks each new account holder to provide PayPal his or her name, street address, phone number, and email address. The account holder's email address serves as the unique account identifier. PayPal also offers customers who sell on their own websites the ability to accept credit card payments from buyers without requiring the buyer to open a PayPal account.

Buyers make payments at the PayPal website, at an item listing on eBay.com or another online business or platform where the seller has integrated PayPal's Instant Purchase Feature, or at the sites of merchants that have integrated PayPal's Website Payments feature. To make a payment at PayPal's website, a buyer logs in to his or her account and enters the recipient's email address and the amount of the payment. To make a payment through Instant Purchase or Website Payments, a buyer selects an item for purchase, confirms the payment information and enters his or her email address and password to authorize the payment. PayPal debits the money from the buyer's PayPal balance, credit card, or bank account and credits it to the recipient's PayPal balance. In the case of an eCheck payment, the transaction is held until the funds have cleared the sender's bank, which typically takes three to five business days. In turn, the recipient can make payments to others or withdraw his or her funds at any time via check (in the U.S.), electronic funds transfer, or via a PayPal-branded debit card (which is only available to U.S. users).

PayPal earns revenues in five ways. First, PayPal earns transaction fees when a Business or Premier account receives a payment. Second, PayPal earns a foreign exchange fee when an account holder converts a balance from one currency to another. Third, PayPal may earn fees when a user withdraws money to a non-U.S. bank account, depending on the amount of the withdrawal. Fourth, PayPal earns a return on certain customer balances. Finally, PayPal may earn ancillary revenues from a suite of financial products, including the PayPal-branded debit card, the PayPal-branded credit card and the PayPal Buyer Credit offering.

We incur funding costs on payments at varying levels based on the source of the payment, with costs associated with credit card and debit card funded payments being significantly higher than bank account or balance-funded payments. U.S. account holders who choose to maintain PayPal balances in U.S. dollars have the ability to sweep balances into the PayPal Money Market Fund. This Money Market Fund, which is invested in a portfolio managed by Barclays Global Fund Advisors, bore a current compound annual yield of 5.02% as of January 3, 2007.

Verification of Account Holders

To fund payments from their bank accounts in the United States, account holders must first become verified by PayPal. The primary method for verification is our Random Deposit technique. Under this technique, PayPal makes two deposits ranging from 1 to 99 cents to the account holder's bank account. To verify ownership of the account, the account holder then enters the two amounts as a four-digit code at the PayPal website. In addition to allowing funding through bank accounts, verification also removes some spending limits on account holders' accounts and gives them reputational advantages when transacting with other members of the PayPal community.

Withdrawing Money

Each account holder in the U.S. and, as of December 31, 2006, in 34 other markets, may withdraw money from his or her PayPal account through an electronic fund transfer to his or her bank account or, in the U.S., by a mailed check from PayPal. Automated Clearing House, or ACH, withdrawals may take three to five business days to arrive in the account holder's bank account, depending on the bank. However, everyone who can receive funds can withdraw to a U.S. bank account. Mailed checks may take one to two weeks to arrive, and PayPal charges $1.50 per check. Qualifying PayPal business users in the U.S. can receive a PayPal ATM/debit card, which provides instant liquidity to their PayPal account balances. ATM/debit cardholders can withdraw cash, for a $1.00 fee per transaction, from any ATM connected to the Cirrus or Maestro networks and can make purchases at any merchant accepting MasterCard.

PayPal's Trust and Safety Programs

We have developed a number of PayPal trust and safety programs, including PayPal's Seller Protection and Buyer Protection Programs. These programs provide additional protection to certain account holders who pay, or receive payment, for their transactions through PayPal. PayPal's Seller Protection Program covers sellers for up to $5,000 per year on certain reversed transactions. PayPal's Buyer Protection Program covers qualified purchases on eBay.com for up to $2,000 coverage at no cost (with different terms for transactions denominated in non-U.S. currencies). In addition, our Fraud Investigation Team focuses on identifying and preventing fraud before it occurs, detecting fraud in process, mitigating loss if fraud does occur and delivering information to law enforcement around the world to better combat online fraud.

PayPal Growth Strategy

We seek to extend our leading position and become the online payment network of choice around the world. To establish PayPal as the global payment standard in online payments, we intend to focus on, among other things, increased adoption of PayPal on Marketplaces, expansion of PayPal's Merchant Services, which are services for merchants who sell through their own websites, and further development of online financial products.

Marketplaces

PayPal's services are integrated into the checkout flow of the eBay.com platform in our key markets, including the U.S., Germany, the U K. and Canada. In 2006, eBay.com generated more than $52 billion in GMV. PayPal, in turn, generated over $24 billion of total payment volume from eBay.com transactions.

We intend to increase PayPal's penetration of GMV on the eBay.com platform through product innovation, integrate PayPal onto the other platforms within our Marketplaces segment and expand PayPal's global presence. We intend to strengthen PayPal's penetration into the payments area on the Marketplaces platforms by continuing to integrate with eBay listings and new formats, focus on buyer protection programs and adding product features important to the Marketplaces community. Our expansion into an increased number of international markets and currencies makes cross-border transactions easier and more efficient, benefiting both Marketplaces and PayPal.

Merchant Services

We intend to continue to market our global payments solution to spur our growth as a payment solution for sole proprietors and small, medium, and large businesses. Our Merchant Services business offers a differentiated product solution for each merchant segment — sole proprietor, small and medium businesses, and large merchants — while providing a cost-effective and safe payment solution in all segments.

We intend to grow our global Merchant Services business by enhancing our product offering, leveraging our multiple sales channels to expand our network of merchants and developing our global footprint.

Financial Products

We will continue to identify transactions and markets not served adequately by existing payment systems and seek to develop product features that improve upon those legacy systems. In addition, we will seek to expand the breadth of products and services available to our account holders and have begun offering financial products like the PayPal branded debit card, PayPal branded credit card and the PayPal Buyer Credit Offering. Furthermore, we are developing a mobile payments solution and launched Go Mobile with PayPal during 2006 as a foundation for our mobile platform.

Communications

We added the Communications segment upon our acquisition of Skype in October 2005. Skype is a Luxembourg-based company that was established in 2003.

Skype Value Proposition

Our vision is to give our users the ability to communicate freely at home, at work and on the move. Skype offers a simple, convenient and cost-effective way for people anywhere in the world to call landlines and mobile phones over the Internet. People around the world using Skype can make free voice and video calls to anyone else on Skype, as well as send instant messages, transfer files and participate in Skypecasts, which are live, moderated conversations with up to 100 people.

Skype Overview

Skype is one of the world's fastest-growing Internet communication products, providing free and unlimited voice, video and instant messaging conversations between people using the Skype software. Skype earns revenues from premium features such as making and receiving calls to and from landline and mobile phones, voicemail, call forwarding and personalization including ringtones and avatars. Skype is available in 28 languages.

User Base

As of December 31, 2006, Skype had approximately 171 million registered users and is used in almost every country around the world. The Skype software is easy to download and install, and enables people to make free voice and video calls to any other person on Skype, as well as send instant messages and transfer files.

In addition to free calls to other registered Skype users, people can also take advantage of Skype's premium features, including SkypeOut (calls from Skype to traditional landlines or mobile phones), SkypeIn (a number which can be called from a normal phone anywhere in the world) and Skype Voicemail (takes calls when users are busy or offline).

In 2006, we launched several promotions globally as well as locally, and they drove significant user growth in registered users, especially in Asia. We intend to migrate users to higher value premium offerings.

Ecosystem

Skype has a large and expanding ecosystem of hardware and software products created by third parties that extend, enable or improve the experience of using Skype. We are focused on further developing this ecosystem of more than 50 hardware partners and more than 150 Skype Certified devices to broaden the appeal of Skype to a wider group of people who want to use Skype away from the computer, no matter where they happen to be. This is especially true for people who want to take advantage of the mobile Skype experience, which has already been downloaded more than five million times and is available on more than 120 different models of mobile devices.

Skype Growth Strategy

To expand upon Skype's position as a leading, global Internet communications company, we will continue to focus on new user acquisition and conversion of users to premium offerings, while further developing around two broad areas of Skype's business: existing telephony products and new e-commerce opportunities. Part of our strategy to acquire new users is to achieve a desktop presence. In order to do this, we have partnered with certain computer manufacturers to include Skype in their new computers.

Existing Telephony Products

Our strategy for driving growth from existing telephony products relies on new user acquisition, a better product and innovative new features. In 2007, we launched a new global pricing structure that gives users an easy-to-understand all-in-one Skype package. This packages offers a simple, convenient and cost-effective way for consumers worldwide to call landlines and mobile phones over the Internet.

To continue growing the number of people using Skype, and to improve the Skype experience, we will work with our partners to introduce new Skype Certified devices and accessories, many of which eliminate the need for a computer to make Skype calls over the Internet.

In addition to working with our partners we will continue to make Skype Certified products available directly to our users through Skype's webstore as well as through other retail channels.

New E-Commerce Opportunities

We plan on expanding Skype's presence within our existing businesses because communication via e-mail — the traditional way for buyers and sellers to communicate — can be a source of friction in the online shopping experience, primarily because of delays in response time. Skype enables us to create new channels for e-commerce activity by reducing friction in the online shopping experience. Communication via Skype allows buyers and sellers to benefit from being able to communicate directly with each other in an instantaneous and private environment.

Other Items

Employees

As of December 31, 2006, eBay Inc. and its subsidiaries employed approximately 13,200 people (including approximately 600 temporary employees), approximately 7,900 of whom were located in the U.S. (including approximately 300 temporary employees).

Competition

We encounter vigorous competition in our businesses from numerous sources. Our users can find, buy, sell, and pay for similar items through a variety of competing channels. These include, but are not limited to, online and offline retailers, distributors, liquidators, import and export companies, auctioneers, catalog and mail-order companies, classifieds, directories, search engines, products of search engines, virtually all online and offline commerce participants (consumer-to-consumer, business-to-consumer and business-to-business), online and offline shopping channels and networks. As our product offerings continue to broaden into new categories of items and new commerce formats, we expect to face additional competition from other online and offline channels for those new offerings. We also compete on the basis of price, product selection, and services. For our PayPal service, our users may choose to pay through a variety of alternative means, including other online payment services, offline payment methods such as cash, check or money order, and traditional online or offline credit card merchant accounts. For our Communications segment, our users may choose to use their local telephone companies, cable providers, and other VoIP providers. To compete effectively, we may need to expend significant resources in technology and marketing. These efforts may be expensive and could reduce our margins and have a material adverse effect on our business, financial position, operating results, and cash flows and reduce the trading price of our stock. We believe that we will be able to maintain profitability by preserving and expanding the abundance and diversity of our users' online community and enhancing our user experience, but we may not be able to continue to manage our operating expenses to mitigate a decline in consolidated net income. For more information regarding these risks, see the information in "Item 1A: Risk Factors" under the caption "Our industry is intensely competitive."

Seasonality

We have historically experienced our strongest quarter of sequential growth in our fourth quarter. We expect transaction activity patterns on our websites to increasingly mirror general consumer buying patterns as our business continues to mature. Our expectation is that Skype's business will experience seasonally slower growth during holiday and vacation periods.

Technology

Marketplaces and Payments

Our Marketplaces and Payments platforms utilize a combination of proprietary technologies and services as well as technologies and services provided by others. We have developed intuitive user interfaces, customer tools and transaction processing, database and network applications that enable our users to reliably and securely complete transactions on our sites. Our technology infrastructure simplifies the storage and processing of large amounts of data, eases the deployment and operation of large-scale global products and services and automates much of the administration of large-scale clusters of computers. Our infrastructure has been designed around industry-standard architectures to reduce downtime in the event of outages or catastrophic occurrences. We are continually improving our technology to enhance the customer experience and to increase efficiency, scalability and security. For information regarding technology related risks, see the information in "Item 1A: Risk Factors" under the caption "Our failure to manage growth could harm our business."

Communications

Skype's VoIP communications and other services are delivered through a peer-to-peer network architecture whereby users joining the network provide much of the technology resources that enable the Skype services. To access Skype's services, users download Skype software over the Internet. Skype utilizes a combination of proprietary technologies and services as well as technologies and services provided by others to design, develop and support its software products. For more information regarding Skype's technology risks, see the information in "Item 1A: Risk Factors" under the caption "Skype depends on key technology that is licensed from third parties."

Intellectual Property

We regard the protection of our trademarks, copyrights, patents, domain names, trade dress and trade secrets as critical to our success. We have entered into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with parties with whom we conduct business in order to limit access to and disclosure of our proprietary information.

We aggressively protect our intellectual property rights by relying on a combination of trademark, copyright, patent, trade dress and trade secret laws and by using the domain name dispute resolution system. As a result, we actively pursue the registration of our trademarks, copyrights, patents and domain names in the U.S. and other major countries. The expansion of our business has required us to protect our trademarks, patents and domain names in an increasing number of jurisdictions, a process that is expensive, may require litigation, and may not be successful in every location. We have registered or applied to register for our "eBay" trademark in the U.S. and over 50 non-U.S. jurisdictions and have in place an active program to continue securing the "eBay," "PayPal," and "Skype" domain names in major non-U.S. jurisdictions. If we are unable to secure our trademarks or domain names, we could be adversely affected in any jurisdiction in which our trademarks or domain names we are not registered.

Third parties have from time to time claimed, and others may claim in the future, that we have infringed their intellectual property rights. We currently are involved in several such legal proceedings. Please see the information in "Item 3: Legal Proceedings" and in "Item 1A: Risk Factors" under the captions "We are subject to patent litigation" and "We may be unable to protect or enforce our own intellectual property rights adequately."

Segments and Geographic Information

For an analysis of financial information about our segments as well as our geographic areas, see "Note 4 — Segments" to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Available Information

Our Internet address is *www.ebay.com.* Our investor relations website is located at *http://investor.ebay.com.* We make available free of charge on our investor relations website under "SEC Filings" our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC.

ITEM 1A: *RISK FACTORS*

The risks and uncertainties described below are not the only ones we face. Other events that we do not currently anticipate or that we currently deem immaterial also may affect our results of operations and financial condition.

Our operating results may fluctuate.

Our operating results have varied on a quarterly basis during our operating history. Our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside our control. Factors that may affect our operating results include the following:

- our ability to retain an active user base, to attract new users, and to encourage existing users to list items for sale, purchase items through our websites, or use our payment service or communication software and products;
- the volume, size, timing, and completion rate of transactions using our websites or technology;
- the amount and timing of operating costs and capital expenditures relating to the maintenance and expansion of our businesses, operations, and infrastructure;
- our ability to integrate, manage, and profitably expand and further monetize the Skype business;
- our ability to successfully integrate and manage other recent and prospective acquisitions;
- regulatory actions imposing obligations on our businesses or our users;
- the actions of our competitors, including the introduction of new sites, services, and products;
- consumer confidence in the safety and security of transactions using our websites or technology and our ability to manage the costs of our user protection programs;
- the costs and results of litigation that involves us;
- the cost and availability of online and traditional advertising, and the success of our brand building and marketing campaigns;
- new laws or regulations, or interpretations of existing laws or regulations, that harm our business models or restrict the Internet, electronic commerce, online payments, or online communications;
- our ability to comply with the requirements of entities whose services are required for our operations, such as credit card associations;
- our ability to develop product enhancements at a reasonable cost and to develop programs and features in a timely manner;
- our ability to upgrade and develop our systems, infrastructure, and customer service capabilities to accommodate growth and to improve our websites at a reasonable cost while maintaining 24/7 operations;
- technical difficulties or service interruptions involving our websites or services provided to us or our users by third parties;
- our ability to increase the acceptance of PayPal by online merchants outside of the eBay Marketplaces;
- our ability to expand PayPal's product offerings outside of the U.S. (including our ability to obtain any necessary regulatory approvals);
- our ability to manage PayPal's transaction loss and credit card chargeback rates and payment funding mix;
- our ability to continue Skype's growth and to find mechanisms to more effectively monetize it;
- our ability to attract new personnel in a timely and effective manner and to retain key employees;
- the continued financial strength of our technology suppliers and other parties with whom we have commercial relations;
- continued consumer acceptance of the Internet as a medium for commerce and communication in the face of increasing publicity about fraud, spoofing, viruses, and other dangers of the Internet;

- general economic conditions and those economic conditions specific to the Internet and e-commerce industries; and
- geopolitical events such as war, threat of war, or terrorist actions.

The increased variety of services offered on our websites makes it difficult for us to forecast the level or source of our revenues or earnings accurately. In view of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. We do not have backlog, and substantially all of our net revenues each quarter come from transactions involving sales or payments during that quarter. Due to the inherent difficulty in forecasting revenues it is also difficult to forecast income statement expenses as a percentage of net revenues. Quarterly and annual income statement expenses as a percentage of net revenues may be significantly different from historical or projected rates. Our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. In that event, the trading price of our common stock would almost certainly decline.

We may not maintain our level of profitability or rates of growth.

We believe that our continued profitability and growth will depend in large part on our ability to do the following:

- attract new users, keep existing users active on our websites and services, and increase the activity levels of our active users;
- react to changes in consumer use of the Internet and develop new services, as well as new sources of revenues from our existing services;
- manage the costs of our business, including the costs associated with maintaining and enhancing our websites, customer support, transaction and chargeback rates, user protection programs, and international and product expansion;
- maintain sufficient transaction volume to attract buyers and sellers;
- cost effectively increase the awareness of our brands; and
- provide our customers with superior community, customer support, and trading, communication, and payment experiences.

We invest heavily in marketing and promotion, customer support, and further development of the operating infrastructure for our core and recently acquired operations. Some of this investment entails long-term contractual commitments. As a result, we may be unable to adjust our spending rapidly enough to compensate for any unexpected revenue shortfall, which may harm our profitability. In addition, we are spending in advance of anticipated growth, which may also harm our profitability. Growth rates in our most established markets, such as Germany and the U.S., have declined over time and may continue to do so as the existing base of users and transactions becomes larger. As our penetration in established markets grows, we will increasingly need to rely on keeping existing users active and increasing their activity level on our sites for growth in those markets. In addition, our Marketplaces business is facing increased competitive pressure, particularly in Asia. Because a large percentage of PayPal transactions originate on the eBay platform, declines in growth rates in major eBay Marketplace markets also adversely affect PayPal's growth rate. The expected future growth of our PayPal, Skype, and Shopping.com businesses may also cause downward pressure on our profit margin because those businesses have lower gross margins than our eBay trading platforms.

There are many risks associated with our international operations.

Our international expansion has been rapid and our international business, especially in Germany, the U.K., and South Korea, has also become critical to our revenues and profits. Net revenues outside the United States accounted for approximately 46% and 48%, respectively, of our net revenues in 2005 and 2006. Expansion into international markets requires management attention and resources and requires us to localize our services to conform to local cultures, standards, and policies. The commercial, Internet, and transportation infrastructure in lesser-developed countries may make it difficult for us to replicate our business model. In many countries, we compete with local companies that understand the local market better than we do, and we may not benefit from first-to-market advantages. We may not be successful in expanding into particular international markets or in generating revenues from foreign operations. For example, in 2002 we withdrew our eBay marketplace offering from the Japanese market, and in late 2006 we announced a change to our strategy in China by entering into a joint venture with a local Chinese company. Even if we are successful in developing new markets, we expect the costs of operating new sites to exceed our net revenues for at least 12 months in most countries. As we continue to expand internationally, including through the expansion of PayPal, Skype, Shopping.com, and Kijiji, we are subject to risks of doing business internationally, including the following:

- regulatory requirements, including regulation of Internet services, communications, auctioneering, professional selling, distance selling, banking, and money transmitting, that may limit or prevent the offering of our services in some jurisdictions, prevent enforceable agreements between sellers and buyers, prohibit the listing of certain categories of goods, require product changes, require special licensure, subject us to special taxes, or limit the transfer of information between eBay and our affiliates;
- legal uncertainty regarding our liability for the listings and other content provided by our users, including uncertainty as a result of legal systems that are less developed with respect to the Internet, unique local laws, and lack of clear precedent or applicable law;
- difficulties in integrating with local payment providers, including banks, credit and debit card associations, and electronic fund transfer systems or with the local telecommunications infrastructure;
- differing levels of retail distribution, shipping, communications, and Internet infrastructures;
- different employee/employer relationships and the existence of workers' councils and labor unions;
- difficulties in staffing and managing foreign operations;
- challenges associated with joint venture relationships, including dependence on our joint venture partners;
- difficulties in implementing and maintaining adequate internal controls;
- longer payment cycles, different accounting practices, and greater problems in collecting accounts receivable;
- potentially adverse tax consequences, including local taxation of our fees or of transactions on our websites;
- higher telecommunications and Internet service provider costs;
- strong local competitors;
- different and more stringent user protection, data protection, and other laws;
- cultural ambivalence towards, or non-acceptance of, online trading;
- seasonal reductions in business activity;
- expenses associated with localizing our products, including offering customers the ability to transact business in the local currency;
- laws and business practices that favor local competitors or prohibit foreign ownership of certain businesses;
- profit repatriation restrictions, foreign currency exchange restrictions, and exchange rate fluctuations;
- volatility in a specific country's or region's political or economic conditions; and
- differing intellectual property laws.

Some of these factors may cause our international costs of doing business to exceed our comparable domestic costs. As we expand our international operations and have additional portions of our international revenues denominated in foreign currencies, we also could become subject to increased difficulties in collecting accounts receivable, repatriating money without adverse tax consequences, and risks relating to foreign currency exchange rate fluctuations. The impact of currency exchange rate fluctuations is discussed in more detail under "We are exposed to fluctuations in currency exchange rates," below.

We are continuing to expand PayPal's services internationally. We have limited experience with the payments business outside of the U.S. In some countries, expansion of PayPal's business may require a close commercial relationship with one or more local banks or a shared ownership interest with a local entity. We do not know if these or other factors may prevent, delay, or limit PayPal's expansion or reduce its profitability. Any limitation on our ability to expand PayPal internationally could harm our business.

We maintain a portion of Shopping.com's research and development facilities and personnel in Israel, and as a result, political, economic and military conditions in Israel affect those operations. During 2006, hostilities escalated between Israel and Hamas in the Gaza Strip and between Israel and Hezbollah, based in Lebanon. The future of peace efforts between Israel and its neighboring countries remains uncertain. Increased hostilities or terrorism within Israel or armed hostilities between Israel and neighboring states could make it more difficult for us to continue our operations in Israel, which could increase our costs. In addition, many of Shopping.com's employees in Israel could be required to serve in the military for extended periods of time under emergency circumstances. Shopping.com's Israeli operations could be disrupted by the absence of employees due to military service, which could adversely affect its business.

We are exposed to fluctuations in currency exchange rates.

Because we conduct a significant and growing portion of our business outside the United States but report our results in U.S. dollars, we face exposure to adverse movements in currency exchange rates. In connection with its multi-currency service, PayPal fixes exchange rates twice per day, and may face financial exposure if it incorrectly fixes the exchange rate or if exposure reports are delayed. PayPal also holds some corporate and customer funds in non-U.S. currencies, and thus its financial results are affected by the translation of these non-U.S. currencies into U.S. dollars. In addition, the results of operations of many of our internationally focused websites are exposed to foreign exchange rate fluctuations as the financial results of the applicable subsidiaries are translated from the local currency into U.S. dollars upon consolidation. If the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions will result in increased net revenues, operating expenses, and net income. Similarly, our net revenues, operating expenses, and net income will decrease if the U.S. dollar strengthens against foreign currencies. Net revenues in the twelve-month period ended December 31, 2006 were positively impacted by foreign currency translation of $40 million, compared to the same period of the prior year. Operating income in the twelve-month period ended December 31, 2006 was positively impacted by foreign currency translation of $14 million, compared to the same period of the prior year. As exchange rates vary, net sales and other operating results, when translated, may differ materially from expectations. In particular, to the extent the U.S. dollar strengthens against the Euro and British Pound, our European revenues and profits will be reduced as a result of these translation adjustments. In addition, to the extent the U.S. dollar strengthens against the Euro and the British Pound, cross-border trade related to purchases of dollar-denominated goods by non-U.S. purchasers may decrease, and that decrease may not be offset by a corresponding increase in cross-border trade involving purchases by U.S. buyers of goods denominated in other currencies. While we from time to time enter into transactions to hedge portions of our foreign currency translation exposure, it is impossible to perfectly predict or completely eliminate the effects of this exposure.

We are subject to patent litigation.

We have repeatedly been sued for allegedly infringing other parties' patents. Some of these suits are ongoing, as described under the heading "Item 3: Legal Proceedings," below. We have been notified of several other potential patent disputes, and expect that we will increasingly be subject to patent infringement claims as our services expand in scope and complexity. In particular, we expect that we may face additional patent infringement claims involving various aspects of our Payments and Communications businesses. These claims, whether meritorious or not, are time consuming and costly to resolve, and could require expensive changes in our methods of doing business, or could require us to enter into costly royalty or licensing agreements.

Government inquiries may lead to charges or penalties.

A large number of transactions occur on our websites. We believe that government regulators have received a substantial number of consumer complaints about both eBay and PayPal, which, while small as a percentage of our total transactions, are large in aggregate numbers. As a result, we have from time to time been contacted by various foreign and domestic governmental regulatory agencies that have questions about our operations and the steps we take to protect our users from fraud. PayPal has received inquiries regarding its restriction and disclosure practices from the Federal Trade Commission regarding these and other business practices from the attorneys general of a number of states. In September 2006, PayPal entered into a settlement agreement with the attorneys general of a number of states under which it agreed to pay $1.7 million to the attorneys general, shorten and streamline its user agreement, increase educational messaging to users about funding choices, and communicate more information regarding protection programs to users. Both eBay and PayPal are likely to receive additional inquiries from regulatory agencies in the future, which may lead to action against either company. We have responded to all inquiries from regulatory agencies by describing our current and planned antifraud efforts, customer support procedures, operating procedures and disclosures. If one or more of these agencies is not satisfied with our response to current or future inquiries, we could be subject to enforcement actions, fines or other penalties, or forced to change our operating practices in ways that could harm our business.

We are subject to laws relating to the use and transfer of personally identifiable information about our users, especially for financial information and for users located outside of the U.S. New laws in this area have been passed by several jurisdictions, and other jurisdictions are considering imposing additional restrictions. Violation of these laws, which in many cases apply not only to third-party transactions but also to transfers of information between ourselves and our subsidiaries, and between ourselves, our subsidiaries, and other parties with which we have commercial relations, could subject us to significant penalties and negative publicity and could adversely affect us.

The listing or sale by our users of pirated or counterfeit items may harm our business.

We have received in the past, and we anticipate receiving in the future, communications alleging that certain items listed or sold through our service by our users infringe third-party copyrights, trademarks and trade names, or other intellectual property rights. Although we have sought to work actively with the owners of intellectual property rights to eliminate listings offering infringing items on our websites, some rights owners have expressed the view that our efforts are insufficient. Content owners and other intellectual property rights owners have been active in asserting their rights against online companies, including eBay. Allegations of infringement of intellectual property rights have resulted in litigation against us from time to time, including litigation brought by Tiffany & Co. and Robespierre, Inc. (doing business as Nanette Lepore) in the U.S., Rolex S.A. in Germany, Louis Vuitton Malletier and Christian Dior Couture in France, and a number of other owners of intellectual property rights. The plaintiffs in these cases seek to hold eBay liable for counterfeit items listed on our sites by third parties, for the misuse of trademarks in listings or in connection with paid search advertisements, or for alleged violations of selective distribution channel laws. Tiffany seeks, among other things, injunctive relief and damages. A trial in the Tiffany case has been scheduled for May 2007. Nanette Lepore sought, among other things, to require eBay to block all listings offering Nanette Lepore items, as well as damages. The court denied Nanette Lepore's request for a preliminary injunction, and found that eBay's process for addressing the listing of counterfeit items by third parties on its site was both reasonable and adequate. Nanette Lepore initially appealed the ruling, but subsequently abandoned its appeal. Other luxury brand owners have also filed suit against us or have threatened to do so. In addition, we may be subject to criminal penalties if the authorities feel we have aided in the sale of counterfeit goods. While to date we have been largely successful in defending against such litigation, more recent cases have been based, at least in part, on different legal theories than those of earlier cases, and there is no guarantee that we will continue to be successful in defending against such litigation. In particular, plaintiffs in recent cases have argued that we are not entitled to safe harbors under the Digital Millennium Copyright Act in the U.S. or as a hosting provider in the European Union because of the active nature of our involvement with our sellers, and that, whether or not such safe harbors are available, we should be found liable because we have not adequately removed counterfeit listings or effectively suspended users who have created such listings. In addition, a public perception that counterfeit or pirated items are commonplace on our site could damage our reputation and our business. Litigation and negative publicity may increase as our sites gain prominence in markets outside of the U.S., where the laws may be unsettled or less favorable to us. Such litigation is costly for us, could result in damage awards or increased costs of doing business through adverse judgment or settlement, could require us to change our business practices in expensive ways, or could otherwise harm our business. Litigation against other online companies could result in interpretations of the law that could also require us to change our business practices or otherwise increase our costs.

We are subject to general litigation and regulatory disputes.

From time to time, we are involved in other disputes or regulatory inquiries that arise in the ordinary course of business. The number and significance of these disputes and inquiries are increasing as our business expands and our company grows larger. We have in the past been forced to litigate such claims. We may also become more vulnerable to third-party claims as laws such as the Digital Millennium Copyright Act, the Lanham Act and the Communications Decency Act are interpreted by the courts and as we expand geographically into jurisdictions where the underlying laws with respect to the potential liability of online intermediaries such as ourselves are either unclear or less favorable. Any claims or regulatory actions against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, and result in the diversion of significant operational resources.

Acquisitions could result in operating difficulties, dilution, and other harmful consequences.

We have acquired a number of businesses in the past, and we expect to continue to evaluate and consider a wide array of potential strategic transactions, including business combinations, acquisitions and dispositions of businesses, technologies, services, products and other assets. At any given time we may be engaged in discussions or negotiations with respect to one or more of these types of transactions. Any of these transactions could be material to our financial condition and results of operations. The process of integrating any acquired business may create unforeseen operating difficulties and expenditures and is itself risky. The areas where we may face difficulties include:

- diversion of management time, as well as a shift of focus from operating the businesses to issues related to integration and administration, particularly given the large number and size and varying scope of our recent acquisitions, and, in the case of Skype, the complex earn-out structure associated with the transaction;
- declining employee morale and retention issues resulting from changes in, or acceleration of, compensation, or changes in management, reporting relationships, future prospects, or the direction of the business;
- the need to integrate each company's accounting, management, information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented;
- the need to implement controls, procedures and policies appropriate for a larger public company at companies that prior to acquisition had lacked such controls, procedures and policies; and
- in some cases, the need to transition operations, users, and customers onto our existing platforms.

Foreign acquisitions involve special risks, including those related to integration of operations across different cultures and languages, currency risks, and the particular economic, political, and regulatory risks associated with specific countries. Moreover, we may not realize the anticipated benefits of any or all of our acquisitions, or may not realize them in the time frame expected. For example, we have yet to realize significant revenue benefits from the integration of Skype into listings on eBay sites. Future acquisitions or mergers may result in a need to issue additional equity securities, spend our cash, or incur debt, liabilities, or amortization expenses related to intangible assets, any of which could reduce our profitability and harm our business.

System failures could harm our business.

We have experienced system failures from time to time, and any interruption in the availability of our websites will reduce our current revenues and profits, could harm our future revenues and profits, and could subject us to regulatory scrutiny. eBay's primary website has been interrupted for periods of up to 22 hours, and our PayPal site has suffered intermittent unavailability for periods as long as five days. Any unscheduled interruption in our services results in an immediate, and possibly substantial, loss of revenues. Frequent or persistent interruptions in our services could cause current or potential users to believe that our systems are unreliable, leading them to switch to our competitors or to avoid our sites, and could permanently harm our reputation and brands. Reliability is particularly critical for PayPal, especially as it seeks to expand its Merchant Services business. Because PayPal is a regulated financial entity, frequent or persistent site interruptions could lead to regulatory inquiries. These inquiries could result in fines, penalties, or mandatory changes to PayPal's business practices, and ultimately could cause PayPal to lose existing licenses it needs to operate or prevent it from obtaining additional licenses that it needs to expand. Finally, because our customers may use our products for critical transactions, any system failures could result in damage to our customers' businesses. These customers could seek significant compensation from us for their losses. Even if unsuccessful, this type of claim likely would be time consuming and costly for us to address.

Although our systems have been designed around industry-standard architectures to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, computer denial-of-service attacks, and similar events. Some of our systems, including our Shopping.com and Skype websites, are not fully redundant, and our disaster recovery planning is not sufficient for all eventualities. Our systems are also subject to break-ins, sabotage, and intentional acts of vandalism. Despite any precautions we may take, the occurrence of a natural disaster, a decision by any of our third-party hosting providers to close a facility we use without adequate notice for financial or other reasons, or other unanticipated problems at our hosting facilities could result in lengthy interruptions in our services. We do not carry business interruption insurance sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures.

Our growth will depend on our ability to develop our brands, and these efforts may be costly.

Our historical growth has been largely attributable to word of mouth, and to frequent and high visibility national and local media coverage. We believe that continuing to strengthen our brands will be critical to achieving widespread acceptance of our services, and will require an increased focus on active marketing efforts across all of our brands. The demand for and cost of online and traditional advertising have been increasing, and may continue to increase. Accordingly, we will need to spend increasing amounts of money on, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among users. During 2004 and 2005, we significantly increased the number of brands we are supporting, adding Rent.com, Shopping.com, Kijiji, and Skype, among others. Each of these brands requires its own resources, increasing the costs of our branding efforts. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses incurred in building our brands. If we do attract new users to our services, they may not conduct transactions using our services on a regular basis. If we fail to promote and maintain our brands, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, our business would be harmed.

Our business and users may be subject to sales tax and other taxes.

The application of indirect taxes (such as sales and use tax, value-added tax, or VAT, goods and services tax, business tax, and gross receipt tax) to e-commerce businesses such as eBay and to our users is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the Internet and e-commerce. In many cases, it is not clear how existing statutes apply to the Internet or electronic commerce or communications conducted over the Internet. In addition, some jurisdictions have implemented or may implement laws specifically addressing the Internet or some aspect of electronic commerce or communications on the Internet. The application of existing, new, or future laws could have adverse effects on our business.

Several proposals have been made at the U.S. state and local level that would impose additional taxes on the sale of goods and services through the Internet. These proposals, if adopted, could substantially impair the growth of e-commerce, and could diminish our opportunity to derive financial benefit from our activities. The U.S. federal government's moratorium on states and other local authorities imposing access or discriminatory taxes on the Internet is scheduled to expire in November 2007. This moratorium does not prohibit federal, state, or local authorities from collecting taxes on our income or from collecting taxes that are due under existing tax rules.

In conjunction with the Streamlined Sales Tax Project — an ongoing, multi-year effort by U.S., state, and local governments to require collection and remittance of distant sales tax by out-of-state sellers — bills have been introduced in the U.S. Congress to overturn the Supreme Court's *Quill* decision, which limits the ability of state governments to require sellers outside of their own state to collect and remit sales taxes on goods purchased by in-state residents. An overturning of the *Quill* decision would harm our users and our business.

We do not collect taxes on the goods or services sold by users of our services. One or more states or the federal government or foreign countries may seek to impose a tax collection or reporting or record-keeping obligation on companies such as eBay and PayPal that engage in or facilitate e-commerce. Such an obligation could be imposed by legislation intended to improve tax compliance or if eBay were ever deemed to be the legal agent of eBay sellers by a jurisdiction in which eBay operates. Imposition of a record keeping or tax collecting requirement would harm our business. Foreign authorities may also require eBay to help ensure compliance by our users with local laws regulating professional sellers, including tax requirements. In addition, we have periodically received requests from tax authorities in some foreign jurisdictions for information regarding the transactions of large classes of sellers on our sites, and in some cases we may be legally obligated to provide this data. Requirements that we disclose sellers' transaction records to tax authorities, and any use of those records to investigate, collect taxes from, or prosecute sellers, could decrease seller activity on our sites and harm our business.

In July 2003, in compliance with the changes brought about by the European Union, or EU, VAT directive on "electronically supplied services," eBay began collecting VAT on the fees charged to EU sellers on eBay sites catering to EU residents. eBay also pays input VAT to suppliers within the various countries the company operates. In most cases, eBay is entitled to reclaim input VAT from the various countries with regard to our own payments to suppliers or vendors. However, because of our unique business model, the application of the laws and rules that allow such reclamation is sometimes uncertain. A successful assertion by one or more countries that eBay is not entitled to reclaim VAT would harm our business.

We continue to work with the relevant tax authorities and legislators to clarify eBay's obligations under new and emerging laws and regulations. Passage of new legislation and the imposition of additional tax or tax-related reporting requirements could harm our users and our business. There have been, and will continue to be, substantial ongoing costs associated with complying with the various indirect tax requirements in the numerous markets in which eBay conducts or will conduct business.

Failure to deal effectively with fraudulent transactions and customer disputes would increase our loss rate and harm our business.

PayPal's highly automated and liquid payment service makes PayPal an attractive target for fraud. In configuring its service, PayPal faces an inherent trade-off between customer convenience and security. Identity thieves and those committing fraud using stolen credit card or bank account numbers can potentially steal large amounts of money from businesses such as PayPal. We believe that several of PayPal's current and former competitors in the electronic payments business have gone out of business or significantly restricted their businesses largely due to losses from this type of fraud. While PayPal uses advanced anti-fraud technologies, we expect that technically knowledgeable criminals will continue to attempt to circumvent PayPal's anti-fraud systems. In addition, PayPal's service could be subject to employee fraud or other internal security breaches, and PayPal would be required to reimburse customers for any funds stolen as a result of such breaches. Merchants could also request reimbursement, or stop using PayPal, if they are affected by buyer fraud.

PayPal incurs substantial losses from merchant fraud, including claims from customers that merchants have not performed or that their goods or services do not match the merchant's description. PayPal also incurs losses from claims that the customer did not authorize the purchase, from buyer fraud, from erroneous transmissions, and from customers who have closed bank accounts or have insufficient funds in them to satisfy payments. In addition to the direct costs of such losses, if they are related to credit card transactions and become excessive they could result in PayPal losing the right to accept credit cards for payment. If PayPal were unable to accept credit cards, the velocity of trade on eBay could decrease, in which case our business would further suffer. PayPal has been assessed substantial fines for excess charge-backs in the past, and excessive charge-backs may arise in the future. PayPal has taken measures to detect and reduce the risk of fraud, but these measures need to be continually improved and may not be effective against new forms of fraud or in connection with new product offerings. If these measures do not succeed, our business will suffer. PayPal's fraud loss rate increased significantly in the second half of 2006.

PayPal offers a buyer protection program that refunds to buyers up to $1,000 in certain eBay transactions if they do not receive the goods they purchased or if the goods differ significantly from what was described by the seller. In January 2007, this program was revised to refund buyers who use PayPal up to $200 in most eBay transactions, and up to $2,000 in certain eBay transactions, if they do not receive the goods they purchased or if the goods differ significantly from what was described by the seller. If PayPal makes such a refund, it may seek to collect reimbursement from the seller, but may not be able to receive any funds from the seller. The PayPal buyer protection program has increased PayPal's loss rate and could cause future fluctuations in PayPal's loss rate. For the years ended December 31, 2005 and 2006, PayPal's transaction loss totaled $73.8 million and $126.4 million, representing 0.27% and 0.33% of PayPal's total payment volume, respectively.

eBay faces similar risks with respect to fraudulent activities on its websites. eBay periodically receives complaints from users who may not have received the goods that they had purchased. In some cases individuals have been arrested and convicted for fraudulent activities using our websites. eBay also receives complaints from sellers who have not received payment for the goods that a buyer had contracted to purchase. Non-payment may occur because of miscommunication, because a buyer has changed his or her mind and decided not to honor the contract to purchase the item, or because the buyer bid on the item maliciously, in order to harm either the seller or eBay. In some European jurisdictions, buyers may also have the right to withdraw from a sale made by a professional seller within a specified time period.

While eBay can suspend the accounts of users who fail to fulfill their payment or delivery obligations to other users, eBay does not have the ability to require users to make payment or deliver goods, or otherwise make users whole other than through our limited buyer protection programs. Other than through these programs, eBay does not compensate users who believe they have been defrauded by other users, although users who pay through PayPal may have reimbursement rights from their credit card company or bank, which in turn will seek reimbursement from PayPal. eBay also periodically receives complaints from buyers as to the quality of the goods purchased. We expect to continue to receive communications from users requesting reimbursement or threatening or commencing legal action against us if no reimbursement is made. Our liability for these sort of claims is only beginning to be clarified and may be higher in some non-U.S. jurisdictions than it is in the U.S. Litigation involving liability for third-party actions could be costly for us, divert management attention, result in increased costs of doing business, lead to adverse judgments, or otherwise harm our business. In addition, affected users will likely complain to regulatory agencies that could take action against us, including imposing fines or seeking injunctions.

Negative publicity and user sentiment generated as a result of fraudulent or deceptive conduct by users of our eBay and PayPal services could damage our reputation, reduce our ability to attract new users or retain our current users, and diminish the value of our brand names.

The current regulatory environment for Voice over Internet Protocol (VoIP) is uncertain, and Skype's business could be harmed by new regulations or the application of existing regulations to its products.

The current regulatory environment for VoIP is uncertain and rapidly changing. Skype's voice communications products are currently subject to very few, if any, of the same regulations that apply to traditional telephony and to VoIP-based telephone replacement services. VoIP companies are generally subject to different regulatory regimes in different countries, and in most cases are subject to lower, or no, regulatory fees and lesser, or no, specific regulatory requirements. Governments may impose new or increased fees, taxes, and administrative burdens on VoIP companies, or Skype may change its product offerings in a manner that makes it become subject to telecommunications regulations. Increased fees could include access and other charges payable to local exchange carriers to carry and terminate traffic, contributions to federal or state Universal Service Funds in the United States and elsewhere, and other charges. New laws and regulations may require Skype to meet various emergency service requirements, disability access requirements, user protection requirements, number assignment and portability requirements, and interception or wiretapping requirements, such as the Communications Assistance for Law Enforcement Act in the U.S. and similar laws in other jurisdictions. Such regulations could result in substantial costs depending on the technical changes required to accommodate the requirements, and any increased costs could erode

Skype's pricing advantage over competing forms of communication. Regulations that decrease the degree of privacy for users of Skype's products could also slow its adoption. The increasing growth and popularity of the VoIP telephony and Internet communications market heighten the risk that governments will seek to regulate VoIP and Internet communications. Competitors, including the incumbent telephone companies, may devote substantial lobbying efforts to seek greater protection for their existing businesses and increased regulation of VoIP. In the United States, various state legislatures and regulatory agencies are considering whether to impose their own requirements and taxes on VoIP. Increased regulatory requirements on VoIP would increase Skype's costs, and, as a result, our business would suffer.

Regulatory agencies may require Skype to conform to rules that are difficult or impossible for it to comply with due to the nature of its communications technologies, which could adversely affect its business. For example, while suitable alternatives may be developed in the future, Skype is currently unable to identify the exact geographic origin of the traffic traversing the Internet or to provide detailed calling information about computer-to-computer communications, either of which may make complying with future regulatory requirements, such as emergency service requirements, difficult or impossible.

In many countries in which Skype operates or provides VoIP products, the laws that may relate to its offerings are unclear. We cannot be certain that Skype or its customers are currently in full compliance with regulatory or other legal requirements in all countries in which Skype is used. Skype's failure or the failure of those with whom Skype transacts business to comply with these requirements could materially adversely affect our business, financial condition and results of operations.

New rules and regulations with respect to VoIP are being considered in various countries around the world. Such new rules and regulations could increase our costs of doing business or prevent us from delivering our products and offerings over the Internet, which could adversely affect Skype's customer base, and thus its revenue.

Skype depends on key technology that is licensed from third parties.

Skype licenses technology underlying certain key components of its software from third parties it does not control, including the technology underlying its peer-to-peer architecture and firewall traversal technology, and the audio and video compression/decompression used to provide high sound and video quality. Although Skype has contracts in place with its third party technology providers, there can be no assurance that the licensed technology or other technology that we may seek to license in the future will continue to be available on commercially reasonable terms, or at all. The loss of, or inability to maintain, existing licenses could result in a decrease in service quality until equivalent technology or suitable alternatives can be developed, identified, licensed and integrated. While we believe Skype has the ability to either extend these licenses on commercially reasonable terms or identify and obtain or develop suitable alternative products, the costs associated with licensing or developing such products could be high. Any failure to maintain these licenses on commercially reasonable terms or to license or develop alternative technologies would harm Skype's business.

Our businesses depend on continued and unimpeded access to the Internet. Internet service providers may be able to block, degrade, or charge us for our users' additional fees for our offerings.

Our customers rely on access to the Internet to use our products and services. In many cases that access is provided by companies that compete with at least some of our offerings, including incumbent telephone companies, cable companies, mobile communications companies, and large Internet service providers. Some of these providers have stated that they may take measures that could degrade, disrupt, or increase the cost of customers' use of our offerings by restricting or prohibiting the use of their lines for our offerings, by filtering, blocking, delaying, or degrading the packets containing the data associated with our products, or by charging increased fees to us or our users for use of their lines to provide our offerings. Some of these providers have contractually restricted their customers' access to Skype's offerings through their terms of service with their customers. These activities are technically feasible and may be permitted by applicable law. In addition, Internet service providers could attempt to charge us each time our customers use our offerings. Worldwide, a number of companies have announced plans to take such actions or are selling products designed to facilitate such actions. Interference with our offerings or higher charges for access to our offerings, whether paid by us or by our customers, could cause us to lose existing customers, impair our ability to attract new customers, and harm our revenue and growth.

Changes to credit card association fees, rules, or practices could harm PayPal's business.

Because PayPal is not a bank, it cannot belong to or directly access credit card associations, such as Visa and MasterCard. As a result, PayPal must rely on banks or payment processors to process transactions, and must pay a fee for this service. From time to time, credit card associations may increase the interchange fees that they charge for each transaction using one of their cards. MasterCard and Visa each implemented increases in their interchange fees for credit cards in April 2005. PayPal's credit card processors have the right to pass any increases in interchange fees on to PayPal as well as increase their own fees for processing. These increased fees increase PayPal's operating costs and reduce its profit margins. PayPal is also required by its processors to comply with credit card association operating rules, and PayPal has agreed to reimburse its processors for any fines they are assessed by credit card associations as a result of any rule violations by PayPal. The credit card associations and their member banks set and interpret the credit card rules. Some of those member banks compete with PayPal. Visa, MasterCard, American Express, or Discover could adopt new operating rules or re-interpret existing rules that PayPal or its processors might find difficult or even impossible to follow. As a result, PayPal could lose its ability to give customers the option of using credit cards to fund their payments. If PayPal were unable to accept credit cards, its business would be seriously damaged. In addition, the velocity of trade on eBay could decrease and our business would further suffer.

PayPal is required to comply with credit card associations' special operating rules for Internet payment services. PayPal and its credit card processors have implemented specific business processes for merchant customers in order to comply with these rules, but any failure to comply could result in fines, the amount of which would be within Visa's and MasterCard's discretion. PayPal also could be subject to fines from MasterCard and Visa if it fails to detect that merchants are engaging in activities that are illegal or that are considered "high risk," primarily the sale of certain types of digital content. For "high risk" merchants, PayPal must either prevent such merchants from using PayPal or register such merchants with MasterCard and Visa and conduct additional monitoring with respect to such merchants. PayPal has incurred fines from its credit card processor relating to PayPal's failure to detect the use of its service by "high risk" merchants. The amount of these fines has not been material, but any additional fines in the future would likely be for larger amounts, could become material, and could result in a termination of PayPal's ability to accept credit cards or changes in PayPal's process for registering new customers, which would seriously damage PayPal's business.

Changes in PayPal's funding mix could adversely affect PayPal's results.

PayPal pays significant transaction fees when senders fund payment transactions using credit cards, nominal fees when customers fund payment transactions by electronic transfer of funds from bank accounts, and no fees when customers fund payment transactions from an existing PayPal account balance. Senders fund a significant portion of PayPal's payment volume using credit cards, and PayPal's financial success will remain highly sensitive to changes in the rate at which its senders fund payments using credit cards. Senders may prefer funding using credit cards rather than bank account transfers for a number of reasons, including the ability to dispute and reverse charges if merchandise is not delivered or is not as described, the ability to earn frequent flier miles or other incentives offered by credit cards, the ability to defer payment, or a reluctance to provide bank account information to PayPal. In addition, some products that PayPal is introducing as it expands its business are expected to have a higher rate of credit card funding than PayPal's current rate. In September 2006, PayPal entered into a settlement agreement with the attorneys general of a number of states under which it agreed to pay $1.7 million to the attorneys general, shorten and streamline its user agreement, and communicate more information regarding protection programs to users. Also in September 2006, PayPal announced that it had reached a preliminary settlement agreement under which it agreed to pay approximately $3.5 million into a settlement fund for the benefit of a class represented by plaintiffs in a suit that alleged, among other things, that PayPal's disclosure regarding the effects of users' choice of funding mechanism was deceptive. Although PayPal did not admit any liability for any of the allegations in the two cases, the required changes to our disclosure practices under the settlement agreements could result in increased use of credit card funding, which would harm PayPal's business.

If PayPal were found to be subject to or in violation of any U.S. laws or regulations governing banking, money transmission, or electronic funds transfers, it could be subject to liability and forced to change its business practices.

A number of U.S. states have enacted legislation regulating money transmitters. To date, PayPal has obtained licenses in 36 of these jurisdictions and interpretations in nine states that licensing is not required under their existing statutes. As a licensed money transmitter, PayPal is subject to bonding requirements, restrictions on its investment of customer funds, reporting requirements, and inspection by state regulatory agencies. In July 2005, PayPal entered into a settlement agreement and agreed to pay $225,000 to the California Department of Financial Institutions in connection with alleged violations of the California Financial Code relating to the use of a receipt form for international payments that had not been pre-approved by the Department, and incomplete reporting to the Department. If PayPal were found to be in violation of other money services laws or regulations, PayPal could be subject to liability, forced to cease doing business with residents of certain states, or forced to change its business practices. Any change to PayPal's business practices that makes the service less attractive to customers or prohibits its use by residents of a particular jurisdiction could decrease the velocity of trade on eBay, which would further harm our business. Even if PayPal is not forced to change its business practices, it could be required to obtain additional licenses or regulatory approvals that could impose a substantial cost on PayPal.

We believe that the licensing or approval requirements of the U.S. Office of the Comptroller of the Currency, the Federal Reserve Board, and other federal or state agencies that regulate banks, bank holding companies, or other types of providers of e-commerce services do not apply to PayPal, except for certain money transmitter licenses mentioned above. However, one or more states may conclude that PayPal is engaged in an unauthorized banking business. If PayPal is found to be engaged in an unauthorized banking business in one or more states, it might be subject to monetary penalties and adverse publicity and might be required to cease doing business with residents of those states or could be subject to fines and penalties. The need to comply with state laws prohibiting unauthorized banking activities could also limit PayPal's ability to enhance its services in the future. Any change to PayPal's business practices that makes the service less attractive to customers or prohibits its use by residents of a particular jurisdiction could decrease the velocity of trade on eBay, which would further harm our business.

Although there have been no definitive interpretations to date, PayPal has assumed that its service is subject to the Electronic Fund Transfer Act and Regulation E of the Federal Reserve Board. As a result, among other things, PayPal must provide advance disclosure of changes to its service, follow specified error resolution procedures and absorb losses above $50 from transactions not authorized by the consumer. In addition, PayPal is subject to the financial privacy provisions of the Gramm-Leach-Bliley Act, state financial privacy laws, and related regulations. As a result, some customer financial information that PayPal receives is subject to limitations on reuse and disclosure. Existing and potential future privacy laws may limit PayPal's ability to develop new products and services that make use of data gathered through its service. The provisions of these laws and related regulations are complicated, and PayPal does not have extensive experience in complying with them. Even technical violations of these laws can result in penalties of up to $1,000 for each non-compliant transaction. PayPal processed an average of approximately 1.7 million transactions per day during the year ended December 31, 2006, and any violations could expose PayPal to significant liability. Any negative change in the public's perception of PayPal's compliance with privacy laws and policies could also negatively impact PayPal's business.

PayPal's status under banking or financial services laws or other laws in markets outside the U.S. is unclear.

PayPal currently allows its customers with credit cards to send payments from 103 markets, and to receive payments in 49 of those markets. In 35 of these 49 markets, customers can withdraw funds to local bank accounts, and in eight of these markets customers can withdraw funds by receiving a bank draft in the mail. PayPal offers customers the ability to send or receive payments denominated in 17 currencies. 25 of the 103 markets whose residents can use the PayPal service are members of the European Union, and PayPal provides localized versions of its service to customers in the EU through PayPal (Europe) Ltd., a wholly-owned subsidiary of PayPal that is licensed in the United Kingdom to operate as an Electronic Money Institution. PayPal (Europe) implements its localized services in EU countries through an expedited "passport" notification process through the United Kingdom regulator to regulators in other EU member states, pursuant to EU Directives. PayPal (Europe) has completed the "passport" notice process in all EU member countries. The regulators in these countries could notify PayPal (Europe) of local consumer protection laws that will apply to its business, in addition to United Kingdom consumer protection law. Any such responses from these regulators could increase the cost of, or delay, PayPal's plans for expanding its business. PayPal (Europe) is subject to significant fines or other enforcement action if it violates the disclosure, reporting, anti-money laundering, capitalization, funds management or other requirements imposed on electronic money institutions.

In markets other than the U.S., European Union, Australia and China, PayPal serves its customers through PayPal Private Ltd., a wholly-owned subsidiary of PayPal that is based in Singapore. In many of these markets, it is not clear whether PayPal's Singapore-based service is subject to local law or, if it is subject to local law, whether such local law requires a payment processor like PayPal to be licensed as a bank or financial institution or otherwise. Even if PayPal is not currently required to obtain a license in those countries, future localization or targeted marketing of PayPal's service in those countries could require licensure and other laws of those countries (such as data protection and anti-money laundering laws) may apply. If PayPal were found to be subject to and in violation of any foreign laws or regulations, it could be subject to liability, forced to change its business practices or forced to suspend providing services to customers in one or more countries. Alternatively, PayPal could be required to obtain licenses or regulatory approvals that could impose a substantial cost on it and involve considerable delay to the provision or development of its product. Delay or failure to receive such a license would require PayPal to change its business practices or features in ways that would adversely affect PayPal's international expansion plans and could require PayPal to suspend providing services to customers in one or more countries.

PayPal's failure to manage customer funds properly would harm its business.

PayPal's ability to manage and account accurately for customer funds requires a high level of internal controls. PayPal has a limited operating history and management experience in managing these internal controls. As PayPal's business continues to grow, it must strengthen its internal controls accordingly. PayPal's success requires significant public confidence in its ability to handle large and growing transaction volumes and amounts of customer funds. Any failure to maintain necessary controls or to manage accurately customer funds could diminish customer use of PayPal's product severely.

New and existing regulations could harm our business.

We are subject to the same foreign and domestic laws as other companies conducting business on and off the Internet. Today, there are still relatively few laws specifically directed towards online services. However, due to the increasing popularity and use of the Internet and online services, many laws relating to the Internet are being debated at all levels of government around the world. Adopted and proposed laws and regulations cover issues such as user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, tax-related reporting of business activity, advertising, intellectual property rights, and information security. It is not clear how existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel and defamation, obscenity, and personal privacy apply to online businesses. The majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Those laws that do reference the Internet, such as the U.S. Digital Millennium Copyright Act and the European Union's Directive on Distance Selling and Electronic Commerce, have begun to be interpreted by the courts and implemented by the EU Member States, but their applicability and scope remain somewhat uncertain. As our activities and the types of goods listed on our websites expand, including through acquisitions such as our recent acquisition of StubHub, an online ticket marketplace, regulatory agencies or courts may claim or hold that we or our users are either subject to licensure or prohibited from conducting our business in their jurisdiction, either with respect to our services in general, or in order to allow the sale of certain items, such as real estate, event tickets, cultural goods, boats, and automobiles.

Numerous states and foreign jurisdictions, including the State of California, where our headquarters are located, have regulations regarding "auctions" and the handling of property by "secondhand dealers" or "pawnbrokers." No final legal determination has been made as to whether the California regulations apply to our business (or that of our users) and little precedent exists in this area. Several states and some foreign jurisdictions have attempted, and may attempt in the future, to impose such regulations upon us or our users. Attempted enforcement of these laws against some of our users appears to be increasing and such attempted enforcements could harm our business. In 2002, Illinois amended its auction law to provide for a special regulatory regime for "Internet auction listing services," and we have registered as an Internet auction listing service in Illinois. Although this registration has not had a negative impact on our business to date, other regulatory and licensure claims could result in costly litigation or could require us to change the way we or our users do business in ways that increase costs or reduce revenues or force us to prohibit listings of certain items for some locations. We could also be subject to fines or other penalties, and any of these outcomes could harm our business.

In addition, because our services are accessible worldwide, and we facilitate sales of goods to users worldwide, foreign jurisdictions may claim that we are required to comply with their laws. For example, the Australian high court has ruled that a U.S. website in certain circumstances must comply with Australian laws regarding libel. A number of the lawsuits against us relating to trademark issues seek to have our websites subject to unfavorable local laws. As we expand and localize our international activities, we become obligated to comply with the laws of the countries in which we operate. Laws regulating Internet companies outside of the U.S. may be less favorable than those in the U.S., giving greater rights to consumers, content owners, and users. Compliance may be more costly or may require us to change our business practices or restrict our service offerings relative to those in the U.S. In addition, we may be subject to overlapping legal or regulatory regimes that impose conflicting requirements on us. Our failure to comply with foreign laws could subject us to penalties ranging from criminal prosecution to bans on our services.

Our tickets business is subject to regulatory, competitive, and other risks that could harm this business.

Our tickets business, which includes our recently-acquired StubHub business, is subject to numerous risks. Many jurisdictions have laws and regulations covering the resale of event tickets, and some jurisdictions prohibit the resale of event tickets at prices above the face value of the tickets. In addition, new laws and regulations may be passed that would limit our or our users' ability to continue this business. Regulatory agencies or courts may claim or hold that we are responsible for ensuring that our users comply with these laws and regulations or that we or our users are either subject to licensure or prohibited from reselling event tickets in their jurisdictions.

Some event organizers and professional sports teams have expressed concern about the resale of their event tickets on our sites, and in November 2006 the New England Patriots filed suit against StubHub alleging that StubHub's resale activities violate Massachusetts' ticket resale laws and constitute intentional interference with the team's relationship with its season ticket holders. Such litigation could result in damage awards, could require us to change our business practices in harmful ways, or could otherwise negatively affect our tickets business. Our tickets business is also subject to seasonal fluctuations and the general economic and business conditions that impact the sporting events and live entertainment industries. Our tickets business also faces significant competition from a number of sources, including ticketing service companies (such as TicketMaster and Tickets.com), event organizers (such as professional sports teams and leagues), ticket brokers, and other online and offline ticket resellers (such as TicketsNow and RazorGator). If we are unable to effectively compete with these competitors, our tickets business could be harmed.

Our business is subject to online security risks, including security breaches and identity theft.

To succeed, online commerce and communications must provide a secure transmission of confidential information over public networks. Our security measures may not detect or prevent security breaches that could harm our business. Currently, a significant number of our users authorize us to bill their credit card accounts directly for all transaction fees charged by us. PayPal's users routinely provide credit card and other financial information. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication to effect secure transmission of confidential information, including customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by us to protect transaction data. In addition, any party who is able to illicitly obtain a user's password could access the user's transaction data. An increasing number of websites have reported breaches of their security. Any compromise of our security could harm our reputation and, therefore, our business. In addition, a party that is able to circumvent our security measures could misappropriate proprietary information, cause interruption in our operations, damage our computers or those of our users, or otherwise damage our reputation and business. Under credit card rules and our contract with our card processors, if there is a breach of credit card information that we store, or that is stored by PayPal's direct credit card processing customers, we could be liable to the credit card issuing banks for their cost of issuing new cards and related expenses.

Our servers are also vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions, and we have experienced "denial-of-service" type attacks on our system that have made all or portions of our websites unavailable for periods of time. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. These issues are likely to become more difficult as we expand the number of places where we operate. Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our insurance policies carry low coverage limits, which may not be adequate to reimburse us for losses caused by security breaches.

Our users, as well as those of other prominent Internet companies, have been and will continue to be targeted by parties using fraudulent "spoof" emails to misappropriate passwords, credit card numbers, or other personal information or to introduce viruses through "trojan horse" programs to our users' computers. These emails appear to be legitimate emails sent by eBay, PayPal, Skype, or a user of one of those businesses, but direct recipients to fake websites operated by the sender of the email or request that the recipient send a password or other confidential information via email or download a program. Despite our efforts to mitigate "spoof" e-mails through product improvements and user education, "spoof" remains a serious problem that may damage our brand, discourage use of our websites, and increase our costs.

Some businesses and security consultants have expressed concern over the potential for Skype's software to create security vulnerabilities on its users' computers. While we believe Skype's software is safe and does not pose a security risk to its users, the perception that Skype's software is unsafe could hamper its adoption, and any actual security breach could damage Skype's reputation and expose us to a risk of loss or litigation and possible liability.

Our failure to manage growth could harm our business.

We are currently expanding our headcount, facilities, and infrastructure in the U.S. and internationally. We anticipate that further expansion will be required as we continue to expand into new lines of business and geographic areas. This expansion has placed, and we expect it will continue to place, a significant strain on our management, operational, and financial resources. The areas that are put under strain by our growth include the following:

- *Our Websites.* We must constantly add new hardware, update software and add new engineering personnel to accommodate the increased use of our and our subsidiaries' websites and the new products and features we regularly introduce. This upgrade process is expensive, and the increased complexity of our websites and the need to support multiple platforms as our portfolio of brands grows increases the cost of additional enhancements. Failure to upgrade our technology, features, transaction processing systems, security infrastructure, or network infrastructure to accommodate increased traffic or transaction volume could harm our business. Adverse consequences could include unanticipated system disruptions, slower response times, degradation in levels of customer support, impaired quality of users' experiences of our services, impaired quality of services for third-party application developers using our externally accessible Application Programming Interface, or API, and delays in reporting accurate financial information. We may be unable to effectively upgrade and expand our systems in a timely manner or smoothly integrate any newly developed or purchased technologies or businesses with our existing systems, and any failure to do so could result in problems on our sites. For example, in October 2004, we experienced unscheduled downtime on the PayPal website over a period of five days related to system upgrades. Despite our efforts to increase site scalability and reliability, our infrastructure could prove unable to handle a larger volume of customer transactions. Some of our more recently acquired businesses may be particularly subject to this risk given their shorter histories and, in some cases, higher growth rates. Any failure to accommodate transaction growth could impair customer satisfaction, lead to a loss of customers, impair our ability to add customers, or increase our costs, all of which would harm our business. Further, steps to increase the reliability and redundancy of our systems are expensive, reduce our margins, and may not be successful in reducing the frequency or duration of unscheduled downtime.

- *Customer Account Billing.* Our revenues depend on prompt and accurate billing processes. Problems with our conversion to a new billing system during the second and third quarters of 2004 caused incorrect account balance totals to be displayed for some users. While these problems have been corrected and we believe that no users were overcharged, our failure to grow our transaction-processing capabilities to accommodate the increasing number of transactions that must be billed on any of our websites would harm our business and our ability to collect revenue.

- *Customer Support.* We are expanding our customer support operations to accommodate the increased number of users and transactions on our websites and the increased level of user protection activity we provide worldwide. If we are unable to provide these operations in a cost-effective manner, users of our websites may have negative experiences, current and future revenues could suffer, and our operating margins may decrease.

We must continue to hire, train, and manage new employees at a rapid rate. If our new hires perform poorly, if we are unsuccessful in hiring, training, managing, and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. To manage the expected growth of our operations and personnel, we will need to improve our transaction processing, operational and financial systems, procedures, and controls. This is a special challenge as we acquire new operations with different systems. Our current and planned personnel, systems, procedures, and controls may not be adequate to support our future operations. The additional headcount and capital investments we are adding increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by expense reductions in the short term.

Use of our services for illegal purposes could harm our business.

The law relating to the liability of providers of online services for the activities of their users on their service is currently unsettled in the United States and internationally. We are aware that certain goods, such as weapons, adult material, tobacco products, alcohol, and other goods that may be subject to regulation, have been listed and traded on our service. We may be unable to prevent our users from selling unlawful goods or selling goods in an unlawful manner, and we may be subject to allegations of civil or criminal liability for unlawful activities carried out by users through our service. We have been subject to several lawsuits based upon such allegations. In December 2004, an executive of Baazee.com, our Indian subsidiary, was arrested in connection with a user's listing of a pornographic video clip on that site. Similarly, our Korean subsidiary and one of its employees were found criminally liable for listings on the Korean subsidiary's website. In order to reduce our exposure to this liability, we have prohibited the listing of certain items and increased the number of personnel reviewing questionable items. In the future, we may implement other protective measures that could require us to spend substantial resources or discontinue certain service offerings. Any costs incurred as a result of potential liability relating to the sale of unlawful goods or the unlawful sale of goods could harm our business. In addition, we have received significant and continuing media attention relating to the listing or sale of unlawful goods using our services. This negative publicity could damage our reputation and diminish the value of our brand names. It also could make users reluctant to continue to use our services.

PayPal's payment system is also susceptible to potentially illegal or improper uses. These may include illegal online gambling, fraudulent sales of goods or services, illicit sales of prescription medications or controlled substances, piracy of software and other intellectual property, money laundering, bank fraud, child pornography trafficking, prohibited sales of alcoholic beverages or tobacco products, and online securities fraud. PayPal's acceptable use policy enables PayPal to fine users in certain jurisdictions up to $500 or take legal action to recover its losses for certain violations of that policy, including online gambling and illegal sales of prescription medications. Despite measures PayPal has taken to detect and lessen the risk of this kind of conduct, illegal activities could still be funded using PayPal.

PayPal is subject to anti-money laundering laws and regulations that prohibit, among other things, its involvement in transferring the proceeds of criminal activities. Although PayPal has adopted a program to comply with these laws and regulations, any errors or failure to implement the program properly could lead to lawsuits, administrative action, and prosecution by the government. In July 2003, PayPal agreed with the U.S. Attorney for the Eastern District of Missouri that it would pay $10 million as a civil forfeiture to settle allegations that its provision of services to online gambling merchants violated provisions of the USA PATRIOT Act and further agreed to have its compliance program reviewed by an independent audit firm. PayPal is also subject to regulations that require it to report suspicious activities involving transactions of $2,000 or more and may be required to obtain and keep more detailed records on the senders and recipients in certain transfers of $3,000 or more. The interpretation of suspicious activities in this context is uncertain. Future regulations under the USA PATRIOT Act may require PayPal to revise the procedures it uses to verify the identity of its customers and to monitor international transactions more closely. As PayPal localizes its service in other countries, additional verification and reporting requirements could apply. These regulations could impose significant costs on PayPal and make it more difficult for new customers to join its network. PayPal could be required to learn more about its customers before opening an account, to obtain additional verification of customers and to monitor its customers' activities more closely. These requirements, as well as any additional restrictions imposed by credit card associations, could raise PayPal's costs significantly and reduce the attractiveness of its product. Failure to comply with federal, state or foreign country money laundering laws could result in significant criminal and civil lawsuits, penalties, and forfeiture of significant assets.

We are subject to risks associated with information disseminated through our service.

The law relating to the liability of online services companies for information carried on or disseminated through their services is currently unsettled. Claims could be made against online services companies under both U.S. and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their services. Several private lawsuits seeking to impose liability upon us under a number of these theories have been brought against us. In addition, domestic and foreign legislation has been proposed that would prohibit or impose liability for the transmission over the Internet of certain types of information. Our service features a Feedback Forum, which includes information from users regarding other users. Although all such feedback is generated by users and not by us, claims of defamation or other injury have been made in the past and could be made in the future against us for content posted in the Feedback Forum. Several recent court decisions have narrowed the scope of the immunity provided to Internet service providers like us under the Communications Decency Act. This trend, if continued, may increase our potential liability to third parties for the user-provided content on our site. Our liability for such claims may be higher in jurisdictions outside the U.S. where laws governing Internet transactions are unsettled. If we become liable for information provided by our users and carried on our service in any jurisdiction in which we operate, we could be directly harmed and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain service offerings, which would negatively affect our financial results. In addition, the increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business.

Customer complaints or negative publicity about our customer service could diminish use of our services.

Customer complaints or negative publicity about our customer service could severely diminish consumer confidence in and use of our services. Measures we sometimes take to combat risks of fraud and breaches of privacy and security can damage relations with our customers. These measures heighten the need for prompt and accurate customer service to resolve irregularities and disputes. Effective customer service requires significant personnel expense, and this expense, if not managed properly, could significantly impact our profitability. Failure to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we do not handle customer complaints effectively, our reputation may suffer and we may lose our customers' confidence.

Because it is providing a financial service and operating in a more regulated environment, PayPal, unlike eBay, must provide telephone as well as email customer service and must resolve certain customer contacts within shorter time frames. As part of PayPal's program to reduce fraud losses, it may temporarily restrict the ability of customers to withdraw their funds if those funds or the customer's account activity are identified by PayPal's anti-fraud models as suspicious. PayPal has in the past received negative publicity with respect to its customer service and account restrictions, and has been the subject of purported class action lawsuits and state attorney general inquiries alleging, among other things, failure to resolve account restrictions promptly. If PayPal is unable to provide quality customer support operations in a cost-effective manner, PayPal's users may have negative experiences, PayPal may receive additional negative publicity, its ability to attract new customers may be damaged, and it could become subject to additional litigation. As a result, current and future revenues could suffer, or its operating margins may decrease. In addition, negative publicity about or experiences with PayPal's customer support could cause eBay's reputation to suffer or affect consumer confidence in the eBay brands as a whole.

Problems with third parties who provide services to us or to our users could harm our business.

A number of parties provide services to us or to our users that benefit us. Such services include seller tools that automate and manage listings, merchant tools that manage listings and interface with inventory management software, storefronts that help our users list items, and caching services that make our sites load faster, among others. In some cases we have contractual agreements with these companies that give us a direct financial interest in their success, while in other cases we have none. PayPal is dependent on the processing companies and banks that link PayPal to the credit card and bank clearing networks. Financial, regulatory, or other problems that prevent these companies from providing services to us or our users could reduce the number of listings on our websites or make completing transactions or payments on our websites more difficult, and thereby harm our business. Any security breach at one of these companies could also affect our customers and harm our business. Although we generally have been able to renew or extend the terms of contractual arrangements with these third party service providers on acceptable terms, there can be no assurance that we will continue to be able to do so in the future.

We depend on key personnel.

Our future performance depends substantially on the continued services of our senior management and other key personnel and our ability to retain and motivate them. The loss of the services of any of our executive officers or other key employees could harm our business. We do not have long-term employment agreements with any of our key personnel, we do not maintain any "key person" life insurance policies, and our Chief Executive Officer and many other members of our senior management team have fully vested the vast majority of their in-the-money equity incentives. Our new businesses all depend on attracting and retaining key personnel. Our future success also will depend on our ability to attract, train, retain and motivate highly skilled technical, managerial, marketing, and customer support personnel. Competition for these personnel is intense, and we may be unable to successfully attract, integrate, or retain sufficiently qualified personnel. In making employment decisions, particularly in the Internet and high-technology industries, job candidates often consider the value of the stock options they are to receive in connection with their employment. Fluctuations in our stock price may make it more difficult to retain and motivate employees whose stock option strike prices are substantially above current market prices. Similarly, decreases in the number of unvested in-the-money stock options held by existing employees, whether because our stock price has declined, options have vested, or because the size of follow-on option grants has declined, may make it more difficult to retain and motivate employees.

Skype's future success depends substantially upon the continued services of its senior management and key personnel, and the loss of their services could harm our business. Several key members of Skype's engineering team are consultants, not full-time employees, who provide services to us and third parties. A number of Skype's employees had equity in Skype prior to its acquisition by eBay. Skype equity holders were given the option of receiving their portion of the acquisition consideration in the form of a lump-sum up- front payment or receiving a lower up-front payment in exchange for the possibility of receiving additional consideration in the form of potential earn-out payments tied to the achievement of certain performance targets prior to June 30, 2009. Several key members of Skype's senior management and key employees chose to receive less up-front consideration in exchange for the possibility of receiving the performance-based earn-out payments. Although eligible Skype employees have also been granted eBay stock options, the earn-out payments are not tied to continued employment with Skype or eBay, and key Skype employees may choose to depart because of differences in corporate culture, because they believe the earn-out targets will be achieved without their contributions, or because they believe the earn-out targets are not achievable. The loss of the services of any of Skype's senior management or key personnel could delay the development and introduction of new features and products, and could harm our ability to grow Skype's business.

Our industry is intensely competitive, and other companies or governmental agencies may allege that our behavior is anti-competitive.

Marketplaces

Marketplaces businesses currently or potentially compete with a number of companies providing both particular categories of goods and broader ranges of goods. The Internet provides new, rapidly evolving and intensely competitive channels for the sale of all types of goods. We expect competition to intensify in the future. The barriers to entry into these channels are relatively low, and current offline and new competitors can easily launch online sites at a nominal cost using commercially available software or partnering with any one of a number of successful e-commerce companies.

Our broad-based competitors include the vast majority of traditional department, warehouse, discount, and general merchandise stores (as well as the online operations of these traditional retailers), emerging online retailers, online classified services, and other shopping channels such as offline and online home shopping networks. These include most prominently: Wal-Mart, Target, Sears, Macy's, JC Penney, Costco, Office Depot, Staples, OfficeMax, Sam's Club, Amazon.com, Buy.com, AOL.com, Yahoo! Shopping, MSN, QVC, and Home Shopping Network.

A number of companies have launched a variety of services that provide new channels for buyers to find and buy items from sellers of all sizes, including online aggregation and classifieds sites such as Oodle.com, Google Base, and Microsoft Live Expo. In 2005, we acquired Shopping.com Ltd., an online shopping comparison site. Shopping.com competes with sites such as Buy.com, Google's Froogle, Nextag.com, Pricegrabber.com, Shopzilla, and Yahoo! Product Search, which offer shopping search engines that allow consumers to search the Internet for specified products. Similarly, sellers are increasingly acquiring new customers by paying for search-related advertisements on search engine sites such as Google and Yahoo!. We use product search engines and paid search advertising to channel users to our sites, but these services also have the potential to divert users to other online shopping destinations.

We also compete with many local, regional, and national specialty retailers and exchanges in each of the major categories of products offered on our site. For example, category-specific competitors to offerings in our Home & Garden category include: Ace Hardware, Baby Style, Baby Universe, Bed, Bath & Beyond, Brookstone, Burpee.com, Crate & Barrel, Do-It-Best Hardware, Ethan Allen, Frontgate, Harbor Freight, IKEA, HomeBase, Home Depot, Kohl's, Lamps Plus, Lowes, Linens 'n Things, OSH, Pier One, Pottery Barn, Restoration Hardware, Smith & Hawken, Spiegel, Tuesday Morning, True Value Hardware, and Williams-Sonoma.

Our international Marketplaces websites compete with similar online and offline channels in each of their vertical categories in most countries. In addition, they compete with general online e-commerce sites, such as Quelle and Otto in Germany, Yahoo-Kimo in Taiwan, Daum and Gmarket in South Korea, and Amazon in the United Kingdom and other countries. In some of these countries, there are online sites that have much larger customer bases and greater brand recognition than we do, and in certain of these jurisdictions there are competitors that may have a better understanding of local culture and commerce than we do.

The principal competitive factors for Marketplaces include the following:

- ability to attract buyers and sellers;
- volume of transactions and price and selection of goods;
- customer service; and
- brand recognition.

With respect to our online competition, additional competitive factors include:

- community cohesion, interaction and size;
- website ease-of-use and accessibility;
- system reliability;
- reliability of delivery and payment;

- level of service fees; and
- quality of search tools.

Some current and potential competitors have longer operating histories, larger customer bases and greater brand recognition in other business and Internet sectors than we do. Other online trading services may be acquired by, receive investments from, or enter into other commercial relationships with larger, well-established and well-financed companies. As a result, some of our competitors with other revenue sources may be able to devote more resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to website and systems development than we can. Some of our competitors have offered services for free and others may do this as well. We may be unable to compete successfully against current and future competitors. In addition, certain offline competitors may encourage manufacturers to limit or cease distribution of their products to dealers who sell through online channels such as eBay, or may attempt to use existing or future government regulation to prohibit or limit online commerce in certain categories of goods or services. The adoption by manufacturers or government authorities of policies or regulations discouraging the sales of goods or services over the Internet could force eBay users to stop selling certain products on our websites. Increased competition or anti-Internet distribution policies or regulations may result in reduced operating margins, loss of market share and diminished value of our brand.

Conversely, other companies and government agencies have in the past and may in the future allege that our actions violate the antitrust or competition laws of the U.S. or other countries, or otherwise constitute unfair competition. Such claims, even if without foundation, typically are very expensive to defend, involve negative publicity and diversion of management time and effort, and could result in significant judgments against us.

In order to respond to changes in the competitive environment, we may, from time to time, make pricing, service or marketing decisions or acquisitions that could harm our profitability. For example, PayPal has implemented a buyer protection program generally covering losses for eBay transactions paid with PayPal up to $200 and covering losses from selected eBay sellers up to $2,000, with no deductible. Depending on the amount and size of claims we receive under these programs, these product offerings could harm our profitability. Similarly, in July 2006 we announced pricing and product changes related to our store inventory format that may reduce the revenue and profits of that format. In addition, certain competitors may offer or continue to offer free shipping or other transaction related services, which could be impractical or inefficient for eBay users to match. New technologies may increase the competitive pressures by enabling our competitors to offer a lower cost service.

Although we have established Internet traffic arrangements with several large online services and search engine companies, these arrangements may not be renewed on commercially reasonable terms or these companies may decide to promote competitive services. Even if these arrangements are renewed, they may not result in increased usage of our services. In addition, companies that control user access to transactions through network access, Internet browsers, or search engines, could promote our competitors, channel current or potential users to their vertically integrated electronic commerce sites or their advertisers' sites, attempt to restrict our access, or charge us substantial fees for inclusion. Search engines may increasingly become a starting point for online shopping, and as the costs of operating an online store decline, online sellers may increasingly sell goods through multiple channels, which could reduce the number and value of transactions these sellers conduct through our sites.

PayPal

The market for PayPal's product is emerging, intensely competitive, and characterized by rapid technological change. PayPal competes with existing online and off-line payment methods, including, among others:

- credit card merchant processors that offer their services to online merchants, including Cardservice International, Chase Paymentech, First Data, iPayment and Wells Fargo; and payment gateways, including CyberSource and Authorize.net;
- money remitters such as MoneyGram and Western Union;
- bill payment services, including CheckFree;

- processors that provide online merchants the ability to offer their customers the option of paying for purchases from their bank account, including Certegy, PayByTouch and TeleCheck, a subsidiary of First Data, or to pay on credit, including Bill Me Later;

- providers of traditional payment methods, particularly credit cards, checks, money orders, and Automated Clearing House transactions;

- issuers of stored value targeted at online payments, including VisaBuxx, NetSpend and Next Estate; and

- Google Checkout, which enables the online payment of merchants using credit cards.

Some of these competitors have longer operating histories, significantly greater financial, technical, marketing, customer service and other resources, greater name recognition, or a larger base of customers in affiliated businesses than PayPal. PayPal's competitors may respond to new or emerging technologies and changes in customer requirements faster and more effectively than PayPal. They may devote greater resources to the development, promotion, and sale of products and services than PayPal, and they may offer lower prices. For example, Google Checkout recently extended its free payment processing promotion through the end of 2007. Promotions such as this may force PayPal to lower its prices in response. Competing services tied to established banks and other financial institutions may offer greater liquidity and engender greater consumer confidence in the safety and efficacy of their services than PayPal.

Overseas, PayPal faces competition from similar channels and payment methods. In each country, numerous banks provide standard online credit card acquiring and processing services, and these banks typically have leading market share. In addition, PayPal faces competition from Visa's Visa Direct, MasterCard's MoneySend, and Royal Bank of Scotland's World Pay and Webpay International's Click & Buy in the European Community, NOCHEX, Moneybookers, NETeller and FirePay in the United Kingdom, CertaPay and HyperWallet in Canada, Paymate in Australia, Alipay and 99Bill in China and Inicis in South Korea. In addition, in certain countries, such as Germany and Australia, electronic funds transfer is a leading method of payment for both online and offline transactions. As in the U.S., established banks and other financial institutions that do not currently offer online payments could quickly and easily develop such a service.

Skype

The market for Skype's products is also emerging, intensely competitive, and characterized by rapid technological change. Many traditional telecommunications carriers and cable providers offer, or have indicated that they plan to offer, VoIP products or services that compete with the software Skype provides. In addition, many established Internet companies, including AOL, Google, Microsoft, and Yahoo, as well as newer companies, offer, or have indicated that they plan to offer in the near future, products that are similar to Skype's. We expect competitors to continue to improve the performance of their current products and introduce new products, software, services, and technologies. If Skype's competitors successfully introduce new products or enhance their existing products, this could reduce the market for Skype's products, increase price competition, or make Skype's products obsolete, which could lower Skype's adoption rates, decrease its ability to attract new users or cause its current users to migrate to a competing company. In addition, some of Skype's competitors, such as telecommunications carriers and cable television providers, may be able to bundle services and products that Skype does not offer. These could include various forms of wireless communications, voice and data services, Internet access, and cable television. This form of bundling would put Skype at a competitive disadvantage if these providers can combine a variety of service offerings at a single attractive price. Furthermore, competitors may choose to make their services interoperable with one another, rather than proprietary, which could increase the attractiveness of their services relative to Skype and decrease the value of Skype's network of users.

Many of Skype's current and potential competitors have longer operating histories, are substantially larger, and have greater financial, marketing, technical, and other resources. Some also have greater name recognition and a larger installed base of customers than Skype has. As a result of their greater resources, many current and potential competitors may be able to lower their prices substantially, thereby eroding some or all of Skype's cost advantage.

Our operations in China are subject to risks and uncertainties relating to the laws and regulations of the People's Republic of China.

Our operations in the People's Republic of China, or PRC, are conducted through our EachNet subsidiary, a recently announced joint venture between EachNet and Tom Online, and a PayPal subsidiary. EachNet and PayPal are Delaware corporations and foreign persons under the laws of the PRC are subject to many of the risks of doing business internationally described above in "There are many risks associated with our international operations." The PRC currently regulates its Internet sector through regulations restricting the scope of foreign investment and through the enforcement of content restrictions on the Internet. While many aspects of these regulations remain unclear, they purport to limit and require licensing of various aspects of the provision of Internet information services. These regulations have created substantial uncertainties regarding the legality of foreign investments in PRC Internet companies, including the entities through which we do business in the PRC, and the business operations of such companies. In order to meet local ownership and regulatory licensing requirements, EachNet is operated through a foreign-owned enterprise indirectly owned by eBay's European operating entity, which acts in cooperation with a local PRC company owned by certain local employees. The PayPal China website is operated through a foreign-owned enterprise owned by a PayPal subsidiary, which acts in cooperation with a local PRC company owned by certain local employees. We believe the current ownership structures of EachNet, the joint venture between EachNet and Tom Online, and PayPal comply with all existing PRC laws, rules, and regulations. There are, however, substantial uncertainties regarding the interpretation of current PRC laws and regulations, and it is possible that the PRC government will ultimately take a view contrary to ours. The People's Bank of China, or PBOC, has recently proposed guidelines for payment settlement organizations which may require PayPal to identify and negotiate a new business relationship to act in cooperation with a local PRC entity that is not owned by local employees and has a substantial operating history, and to obtain prior approval of the relationship from the PBOC. There are also uncertainties regarding EachNet's and PayPal's ability to enforce contractual relationships they have entered into with respect to management and control of the company's business. If any of the entities through which we do business in the PRC were found to be in violation of any existing or future PRC laws or regulations, they could be subject to fines and other financial penalties, have their business and Internet content provider licenses revoked, or be forced to discontinue business entirely. In addition, any finding of a violation of PRC laws or regulations by any of the entities through which we do business in the PRC could make it more difficult for us to launch new or expanded services in the PRC.

Although Skype does not conduct operations in the PRC directly, it makes its software available through a joint venture with Tom Online and its software is used by residents of the PRC. PRC regulations surrounding VoIP telephony are unclear and the PRC or one or more of its provinces may adopt regulations or enforce existing regulations that restrict or prohibit the use of Skype's software.

Our business may be adversely affected by factors that cause our users to spend less time on our websites, including seasonal factors, national events and increased usage of other websites.

Anything that diverts our users from their customary level of usage of our websites could adversely affect our business. We would therefore be adversely affected by geopolitical events such as war, the threat of war, or terrorist activity, and natural disasters, such as hurricanes or earthquakes. Similarly, our results of operations historically have been seasonal because many of our users reduce their activities on our websites with the onset of good weather during the summer months, and on and around national holidays. In addition, increased usage of social networking or other entertainment websites may decrease the amount of time users spend on our websites, which could adversely affect our financial results.

We depend on the continued growth of online commerce and communications.

The business of selling goods over the Internet, particularly through online trading, is dynamic and relatively new. Concerns about fraud, privacy, and other problems may discourage additional consumers from adopting the Internet as a medium of commerce. In countries such as the U.S. and Germany, where our services and online commerce generally have been available for some time and the level of market penetration of our services is high, acquiring new users for our services may be more difficult and costly than it has been in the past. In order to expand our user base, we must appeal to and acquire consumers who historically have used traditional means of commerce to purchase goods. If these consumers prove to be less active than our earlier users, and we are unable to gain efficiencies in our operating costs, including our cost of acquiring new customers, our business could be adversely impacted.

The success of Skype depends on continued growth in its number of users, which in turn depends on wider public acceptance of VoIP. The VoIP communications medium is still in its early stages, and it may not develop a broad audience. Skype users may be required to purchase computer headsets, or leave a personal computer on to communicate, and they may believe that the price advantage for VoIP is insufficient to justify the perceived inconvenience. Potential users may also view more familiar online communication methods, such as e-mail or instant messaging, as sufficient for their communications needs. Managers of some large private branch exchange, or PBX, systems in businesses, universities, government agencies, and other institutions may refuse to allow the use of Skype due to concerns over security, server usage, or for other reasons. If VoIP does not achieve wide public acceptance, our Skype business will be adversely affected.

Our business depends on the development and maintenance of the Internet infrastructure.

The success of our services will depend largely on the development and maintenance of the Internet infrastructure. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, and security, as well as timely development of complementary products, for providing reliable Internet access and services. The Internet has experienced, and is likely to continue to experience, significant growth in the numbers of users and amount of traffic. The Internet infrastructure may be unable to support such demands. In addition, increasing numbers of users, increasing bandwidth requirements, or problems caused by "viruses," "worms," and similar programs may harm the performance of the Internet. The backbone computers of the Internet have been the targets of such programs. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage generally as well as the level of usage of our services.

We may be unable to protect or enforce our own intellectual property rights adequately.

We regard the protection of our trademarks, copyrights, patents, domain names, trade dress, and trade secrets as critical to our success. We aggressively protect our intellectual property rights by relying on a combination of trademark, copyright, patent, trade dress and trade secret laws, and through the domain name dispute resolution system. We also rely on contractual restrictions to protect our proprietary rights in products and services. We have entered into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business in order to limit access to and disclosure of our proprietary information. These contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent misappropriation of our technology or deter independent development of similar technologies by others. We pursue the registration of our domain names, trademarks, and service marks in the U.S. and internationally. Effective trademark, copyright, patent, domain name, trade dress, and trade secret protection is very expensive to maintain and may require litigation. We must protect our trademarks, patents, and domain names in an increasing number of jurisdictions, a process that is expensive and may not be successful in every location. For example, Skype is in the process of applying to register the Skype name as a trademark worldwide. In the EU, Skype's application is being opposed. If this opposition to Skype's application were to be successful, Skype might be forced to apply for trademark registration in each individual EU country, resulting in increased expenditures and damage to its business if its application were rejected in individual countries. We have licensed in the past, and expect to license in the future, certain of our proprietary rights, such as trademarks or copyrighted material, to others. These licensees may take actions that diminish the value of our proprietary rights or harm our reputation.

We are subject to the risks of owning real property.

We own real property, including land and buildings related to our operations. We have little experience in managing real property. Ownership of this property subjects us to risks, including:

- the possibility of environmental contamination and the costs associated with fixing any environmental problems;
- adverse changes in the value of these properties, due to interest rate changes, changes in the neighborhoods in which the properties are located, or other factors;
- the possible need for structural improvements in order to comply with zoning, seismic, disability act, or other requirements; and
- possible disputes with tenants, neighboring owners, or others.

Some anti-takeover provisions may affect the price of our common stock.

Our Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock and to determine the preferences, rights and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of common stock may be harmed by rights granted to the holders of any preferred stock that may be issued in the future. Some provisions of our certificate of incorporation and bylaws could have the effect of making it more difficult for a potential acquirer to acquire a majority of our outstanding voting stock. These include provisions that provide for a classified board of directors, prohibit stockholders from taking action by written consent and restrict the ability of stockholders to call special meetings. We are also subject to provisions of Delaware law that prohibit us from engaging in any business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder, unless certain conditions are met. This restriction could have the effect of delaying or preventing a change of control.

ITEM 1B: *UNRESOLVED STAFF COMMENTS*

Not applicable.

ITEM 2: *PROPERTIES*

We own and lease various properties in the United States and in 24 other countries around the world. We use the properties for executive and administrative offices, data centers, product development offices and customer service offices. Our corporate headquarters of approximately 150,000 square feet are located in San Jose, California. As of December 31, 2006, our owned and leased properties provided us with aggregate square footage of approximately 1.5 million and 1.6 million, respectively. As of December 31, 2006, the total square footage generally used by our Marketplaces, Payments and Communications segments was approximately 1.7 million, 1.1 million and 100,000 respectively.

From time to time we consider various alternatives related to our long-term facilities needs. While we believe our existing facilities are adequate to meet our immediate needs, it may become necessary to lease or acquire additional or alternative space to accommodate any future growth.

ITEM 3: *LEGAL PROCEEDINGS*

In April 2001, two of our European subsidiaries, eBay GmbH and eBay International AG, were sued by Montres Rolex S.A. and certain of its affiliates in the regional court of Cologne, Germany. The suit subsequently was transferred to the regional court in Düsseldorf, Germany. Rolex alleged that our subsidiaries were infringing Rolex's trademarks as a result of users selling counterfeit Rolex watches through our German website. The suit also alleged unfair competition. Rolex sought an order enjoining the sale of Rolex-branded watches on the website as well as damages. In December 2002, a trial was held in the matter and the court ruled in favor of eBay on all causes of action. Rolex appealed the ruling to the Higher Regional Court of Düsseldorf, and the appeal was heard in October 2003. In February 2004, the court rejected Rolex's appeal and ruled in our favor. Rolex appealed the ruling to the German Federal Supreme Court, a hearing took place before that court in December 2006, and a decision is expected in the first half of 2007. In September 2004, the German Federal Supreme Court issued its written opinion in favor of Rolex in a case involving an unrelated company, ricardo.de AG, but somewhat comparable legal theories. Although it is not yet clear what the ultimate effect of the reasoning of the German Federal Supreme Court's ricardo.de decision will have when applied to eBay, we believe the Court's decision has resulted in an increase in similar litigation against us in Germany, although we do not currently believe that it will require a significant change in our business practices.

In August 2006, Louis Vuitton Malletier and Christian Dior Couture filed two lawsuits in the Paris Court of Commerce against eBay Inc. and eBay International AG. The complaint alleges we have violated French tort law by negligently broadcasting listings posted by third parties offering counterfeit items bearing plaintiffs' trademarks, and by purchasing certain advertising keywords. The plaintiffs seek approximately EUR 35 million in damages. In or about September 2006 Parfums Christian Dior, Kenzo Parfums, Parfums Givenchy, and Guerlain Société also filed a lawsuit in the Paris Court of Commerce against eBay Inc. and eBay International AG. The complaint alleges that we have interfered with the selective distribution network plaintiffs' have set up in France and the European Union by allowing third parties to post listings offering genuine perfumes and cosmetics for sale on our sites. The plaintiffs in this suit seek approximately EUR 9 million in damages and injunctive relief. We filed our initial briefs responding to the first complaint in February 2007, and initial briefs in response to the second complaint are due in April 2007. We believe that we have meritorious defenses to these suits and intend to defend ourselves vigorously. Other luxury brand owners have also filed suit against us or have threatened to do so.

In September 2001, MercExchange LLC filed a complaint against us, our Half.com subsidiary and ReturnBuy, Inc. in the U.S. District Court for the Eastern District of Virginia (No. 2:01-CV-736) alleging infringement of three patents (relating to online consignment auction technology, multiple database searching and electronic consignment systems) and seeking a permanent injunction and damages (including treble damages for willful infringement). Following a trial in 2003, the jury returned a verdict finding that we had willfully infringed the patents relating to multiple database searching and electronic consignment systems, and the court entered judgment for MercExchange in the amount of approximately $30 million, plus pre-judgment interest and post-judgment interest. In May 2006, following appeals to the U.S. Court of Appeals for the Federal Circuit and the U.S. Supreme Court, the Supreme Court remanded the case back to the district court for further action. In parallel with the federal court proceedings, at our request, the U.S. Patent and Trademark Office agreed to reexamine each of the patents in suit, finding that substantial questions existed regarding the validity of the claims contained in them. In separate actions in 2005, the Patent and Trademark Office initially rejected all of the claims contained in the three patents in suit. In March 2006, the Patent and Trademark Office reiterated its earlier ruling rejecting the claims contained in the patent that underlies the jury verdict, which relates to electronic consignment systems. We have requested that the district court stay all proceedings in the case pending the final outcome of the reexamination proceedings, and MercExchange has renewed its request that the district court grant an injunction. The district court recently allowed additional discovery regarding these matters, and final briefs regarding both claims are due in March 2007. Even if successful, our litigation of these matters will continue to be costly. As a precautionary measure, we have modified certain functionality of our websites and business practices in a manner which we believe avoids any infringement of the consignment patent. For this reason, we believe that any injunction that might be issued by the district court will not have any impact on our business. We also believe we have appropriate reserves for this litigation. Nonetheless, if the modifications to the functionality of our websites and business practices are not sufficient to make them non-infringing, we would likely be forced to pay significant additional damages and licensing fees and/or modify our business practices in an adverse manner.

In June 2006, Net2Phone, Inc. filed a lawsuit in the U.S. District Court for the District of New Jersey (No. 06-2469) alleging that eBay Inc., Skype Technologies S.A., and Skype Inc. infringed five patents owned by Net2Phone relating to point-to-point Internet protocol. The suit seeks an injunction against continuing infringement, unspecified damages, including treble damages for willful infringement, and interest, costs, and fees. We have filed an answer and counterclaims asserting that the patents are invalid, unenforceable, and not infringed. The parties are in the process of conducting discovery, and we expect a trial date to be scheduled for 2008. We believe that we have meritorious defenses and intend to defend ourselves vigorously.

In August 2006, Peer Communications Corporation filed a lawsuit in the U.S. District Court for the Eastern District of Texas (No. 6-06CV-370) alleging that eBay Inc., Skype Technologies S.A., and Skype Inc. infringed two patents owned by Peer Communications relating to uniform network access. The suit seeks an injunction against continuing infringement, unspecified damages, and interest, costs, and fees. The parties are in the process of conducting discovery, and a trial date has been scheduled for October 2008. We believe that we have meritorious defenses and intend to defend ourselves vigorously.

In September 2006, Mangosoft Intellectual Property, Inc. filed a lawsuit in the U.S. District Court for the Eastern District of Texas (No. 2-06CV-390) alleging that eBay Inc., Skype Technologies S.A., and Skype Software S.a.r.l. infringed a patent owned by Mangosoft relating to dynamic directory services. The suit seeks an injunction against continuing infringement, unspecified damages, and interest, costs, and fees. We have filed an answer and counterclaims asserting that the patents are invalid, unenforceable, and not infringed. We expect to receive the court's scheduling order shortly. We believe that we have meritorious defenses and intend to defend ourselves vigorously.

Other third parties have from time to time claimed, and others may claim in the future, that we have infringed their intellectual property rights. We are subject to additional patent disputes, and expect that we will increasingly be subject to patent infringement claims as our services expand in scope and complexity. In particular, we expect that we may face additional patent infringement claims involving various aspects of our Payments and Communications businesses. We have in the past been forced to litigate such claims. We may also become more vulnerable to third-party claims as laws such as the Digital Millennium Copyright Act, the Lanham Act and the Communications Decency Act are interpreted by the courts, and as we expand geographically into jurisdictions where the underlying laws with respect to the potential liability of online intermediaries like ourselves are either unclear or less favorable. We believe that additional lawsuits alleging that we have violated copyright or trademark laws will be filed against us, especially in Europe. Intellectual property claims, whether meritorious or not, are time consuming and costly to resolve, could require expensive changes in our methods of doing business, or could require us to enter into costly royalty or licensing agreements.

From time to time, we are involved in other disputes or regulatory inquiries that arise in the ordinary course of business. The number and significance of these disputes and inquiries are increasing as our business expands and our company grows larger. Any claims or regulatory actions against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, and result in the diversion of significant operational resources.

ITEM 4: *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

There were no submissions of matters to a vote of security holders during the quarter ended December 31, 2006.

PART II

ITEM 5: *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Price Range of Common Stock

Our common stock has been traded on The Nasdaq Global Select Market (formerly the Nasdaq National Market) under the symbol "EBAY" since September 24, 1998. The following table sets forth the high and low per share prices of our common stock (after giving retroactive effect to all previous stock splits for the periods indicated), as reported by The Nasdaq Global Select Market.

	High	Low
Year Ended December 31, 2005		
First Quarter	$58.89	$35.00
Second Quarter	40.94	30.78
Third Quarter	44.98	32.75
Fourth Quarter	47.60	37.22
Year Ended December 31, 2006		
First Quarter	$47.86	$36.93
Second Quarter	40.82	28.20
Third Quarter	29.48	22.83
Fourth Quarter	33.99	27.00

As of February 16, 2007, there were approximately 4,300 holders of record of our common stock, although we believe that there are a significantly larger number of beneficial owners of our common stock.

Dividend Policy

We have never paid cash dividends on our stock and currently anticipate that we will continue to retain any future earnings for the foreseeable future.

Equity Compensation Plan Information

The following table gives information about shares of our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2006, including our 1996 Stock Option Plan, 1997 Stock Option Plan, 1998 Employee Stock Purchase Plan, 1998 Equity Incentive Plan, 1998 Directors Stock Option Plan, 1999 Global Equity Incentive Plan, 2001 Equity Incentive Plan, and 2003 Deferred Stock Unit Plan, as well as shares of our common stock that may be issued under individual compensation arrangements that were not approved by our stockholders, also referred to as our non-plan grants. No warrants are outstanding under any of the foregoing plans.

Plan Category	(a) Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
Equity compensation plans approved by security holders	133,608,434(1)	$31.01(2)	108,066,657(3)
Equity compensation plans not approved by security holders	768,184(4)	0.39	—
Total	134,376,618	$30.83	108,066,657

(1) Includes 36,056 shares of our common stock issuable pursuant to deferred stock units, or DSUs, under our 2003 Deferred Stock Unit Plan, and 508,150 shares of our common stock issuable pursuant to restricted stock units under our 1998 Equity Incentive Plan. DSUs and restricted stock units represent an unfunded, unsecured right to receive shares of eBay common stock (or, in the case of DSUs, the equivalent value thereof in cash or property), and the value of DSUs and restricted stock units varies directly with the price of eBay's common stock.

(2) Because DSUs and restricted stock units do not have an exercise price, the 36,056 shares of our common stock issuable pursuant to DSUs under our 2003 Deferred Stock Unit Plan and 508,150 shares of our common stock issuable pursuant to restricted stock units under our 1998 Equity Incentive Plan are not included in the calculation of weighted average exercise price.

(3) Includes 5,575,774 shares of our common stock remaining reserved for future issuance under our 1998 Employee Stock Purchase Plan, or the ESPP, as of December 31, 2006. Our ESPP contains an "evergreen" provision that automatically increases, on each January 1, the number of securities reserved for issuance under the ESPP by the number of shares purchased under the ESPP in the preceding calendar year, provided that the aggregate number of shares reserved for issuance under the ESPP may not exceed 36,000,000 shares. As of December 31, 2006, an aggregate amount of 9,785,222 shares had been purchased under the ESPP since its inception. An aggregate amount of 1,624,226 shares was purchased under the ESPP in 2006, and the number of securities available for issuance under the ESPP was increased by that number on January 1, 2007, bringing the total number of shares reserved for future issuance on January 1, 2007 to 7,200,000. None of our other equity compensation plans has an "evergreen" provision.

(4) Does not include: (i) 7,050 shares of our common stock, with a weighted average exercise price of $2.73 per share, to be issued upon exercise of outstanding options assumed by us under the Half.com, Inc. 1999 Equity Compensation Plan; (ii) 37,726 shares of our common stock, with a weighted average exercise price of $0.77 per share, to be issued upon exercise of outstanding options assumed by us under the X.com Corporation 1999 Stock Plan; (iii) 494,108 shares of our common stock, with a weighted average exercise price of $9.14 per share, to be issued upon exercise of outstanding options assumed by us under the PayPal, Inc. 2001 Equity Incentive Plan; (iv) 184,562 shares of our common stock, with a weighted average exercise price of $9.47 per share, to be issued upon exercise of outstanding options assumed by us under the Shopping.com Ltd. 2003 Omnibus Stock Option and Restricted Stock Incentive Plan; (v) 944,682 shares of our common stock, with a weighted average exercise price of $36.30 per share, to be issued upon exercise of outstanding options assumed by us under the Shopping.com Ltd. 2004 Equity Incentive Plan; or (vi) 1,118,794 shares of our common stock, with a weighted average exercise price of $3.88 per share, to be issued upon exercise of outstanding options assumed by us under the Skype Technologies S.A. Stock Option Plan Rules. All of the options and related plans referenced above were assumed by us in connection with acquisitions. We cannot make subsequent grants or awards of our equity securities under any of these plans. Prior to each acquisition, the stockholders of the acquired company approved the acquired company's plan. Our stockholders, however, did not approve any of the plans in connection with the acquisitions.

The only outstanding non-plan grant as of December 31, 2006 relates to an individual compensation arrangement that was made prior to the initial public offering of our common stock in 1998. At the time of this non-plan grant, members of our Board of Directors, or Board, and their affiliates beneficially owned in excess of 90% of our then outstanding equity and voting interests. This non-plan grant was initially disclosed in our initial public offering prospectus filed with the SEC on September 25, 1998 under the headings "Management — Director Compensation" and "— Compensation Arrangements." Except as set forth below, the terms and conditions of this non-plan grant are identical to the terms of options granted under our 1997 Stock Option Plan, a copy of which was filed as an exhibit to our S-1 Registration Statement (No. 33-59097) filed in connection with our initial public offering.

The outstanding non-plan grant involved the Board's grant of an option to purchase 3,600,000 shares of our common stock at an exercise price of $0.39 to Scott Cook upon his joining our Board in June 1998 as an independent director. These options granted to Mr. Cook were non-qualified options and were immediately exercisable, with a term of 10 years. These options fully vested in June 2002. Mr. Cook exercised options to purchase 480,000 shares in

2002, exercised options to purchase 1,430,000 shares in 2003, exercised options to purchase 307,272 shares during 2005 and exercised options to purchase 614,544 shares during 2006. As of December 31, 2006, options to purchase 768,184 shares remain outstanding under the non-plan grant.

Performance Measurement Comparison

The graph below shows the cumulative total stockholder return of an investment of $100 (and the reinvestment of any dividends thereafter) on December 31, 2001 in (i) our common stock, (ii) the Nasdaq National Market Index, (iii) the S&P 500 Index and (iv) the GSTI Internet Index. We were added to the S&P 500 Index on July 19, 2002. The GSTI Internet Index is a modified-capitalization weighted index of 14 stocks representing the Internet industry, including Internet content and access providers, Internet software and service companies and e-commerce companies. Our stock price performance shown in the graph below is not indicative of future stock price performance.

The following graph and related information shall not be deemed "soliciting material" or be deemed to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing, except to the extent that we specifically incorporate it by reference into such filing.


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Issuer Purchases of Equity Securities

Stock repurchase activity during the three months ended December 31, 2006 was as follows:

Period	Total Number of Shares Purchased(2)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Dollar Value that May Yet be Purchased Under the Program(1)
October 1, 2006-October 31, 2006	720	$29.10	—	$1,333,458,652
November 1, 2006-November 30, 2006	19,626,163	$33.02	19,625,603	$ 685,455,407
December 1, 2006-December 31, 2006	10,921,107	$32.23	10,920,547	$ 333,459,583
	30,547,990		30,546,150	

(1) In July 2006, our Board authorized a stock repurchase program for up to $2.0 billion of our common stock within two years from the date of authorization. The stock repurchase program was announced in July 2006. Under this program, in 2006, we repurchased approximately 54.5 million shares at an average price of $30.56 per share. As of December 31, 2006, $333 million remained available for further purchases under this program. In January 2007, our Board authorized the expansion of the stock repurchase program to provide for the repurchase of up to an additional $2.0 billion of our common stock by January 2009.

(2) Includes 1,840 shares of restricted stock repurchased from employees, in addition to the 30.5 million shares repurchased pursuant to our stock repurchase program.

ITEM 6: *SELECTED FINANCIAL DATA*

The following selected consolidated financial and supplemental operating data should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report on Form 10-K. The consolidated statement of income and the consolidated balance sheet data for the years ended, and as of, December 31, 2002, 2003, 2004, 2005 and 2006 are derived from our audited consolidated financial statements.

	Year Ended December 31,				
	2002	2003	2004	2005	2006(2)
	(In thousands, except per share amounts)				
Consolidated Statement of Income Data(1):					
Net revenues	$1,214,100	$2,165,096	$3,271,309	$4,552,401	$5,969,741
Cost of net revenues	213,876	416,058	614,415	818,104	1,256,792
Gross profit	1,000,224	1,749,038	2,656,894	3,734,297	4,712,949
Operating expenses:					
Sales and marketing	335,627	545,366	815,464	1,185,929	1,619,857
Product development	104,636	159,315	240,647	328,191	494,695
General and administrative	189,823	364,457	475,614	649,529	978,363
Amortization of acquired intangible assets	15,941	50,659	65,927	128,941	197,078
Total operating expenses	646,027	1,119,797	1,597,652	2,292,590	3,289,993
Income from operations	354,197	629,241	1,059,242	1,441,707	1,422,956
Interest and other income, net	45,428	36,573	77,867	111,148	130,021
Interest expense	(1,492)	(4,314)	(8,879)	(3,478)	(5,916)
Income before cumulative effect of accounting change, income taxes and minority interests	398,133	661,500	1,128,230	1,549,377	1,547,061
Provision for income taxes	(145,946)	(206,738)	(343,885)	(467,285)	(421,418)
Minority interests	(2,296)	(7,578)	(6,122)	(49)	(4)
Income before cumulative effect of accounting change	249,891	447,184	778,223	1,082,043	1,125,639
Cumulative effect of accounting change, net of tax(3)	—	(5,413)	—	—	—
Net income	$ 249,891	$ 441,771	$ 778,223	$1,082,043	$1,125,639
Per share basic amounts:					
Income before cumulative effect of accounting change	$ 0.22	$ 0.35	$ 0.59	$ 0.79	$ 0.80
Cumulative effect of accounting change	—	(0.00)	—	—	—
Per share basic amounts	$ 0.22	$ 0.35	$ 0.59	$ 0.79	$ 0.80
Per share diluted amounts:					
Income before cumulative effect of accounting change	$ 0.21	$ 0.34	$ 0.57	$ 0.78	$ 0.79
Cumulative effect of accounting change	—	(0.00)	—	—	—
Per share diluted amounts	$ 0.21	$ 0.34	$ 0.57	$ 0.78	$ 0.79
Weighted average shares:					
Basic	1,149,984	1,276,576	1,319,458	1,361,708	1,399,251
Diluted	1,171,280	1,313,314	1,367,720	1,393,875	1,425,472

	December 31,				
	2002	2003	2004	2005	2006
			(In thousands)		
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$1,109,313	$1,381,513	$1,330,045	$ 1,313,580	$ 2,662,792
Short-term investments	89,690	340,576	682,004	774,650	542,103
Long-term investments	470,227	934,171	1,266,289	825,667	277,853
Working capital(5)	1,082,234	1,498,606	1,826,279	1,698,302	2,452,191
Total assets	4,040,226	5,820,134	7,991,051	11,788,986	13,494,011
Short-term obligations	2,970	2,840	124,272(4)	—	—
Long-term obligations	13,798	124,476(4)	75	—	—
Total stockholders' equity	3,556,473	4,896,242	6,728,341	10,047,981	10,904,632

(1) These results include acquired company results of operations beginning on the date of acquisition. See Note 3 in the notes to the consolidated financial statements, included elsewhere in this Annual Report on Form 10-K, for a summary of recent significant acquisitions. Certain prior year amounts have been reclassified to conform to current year's presentation.

(2) Net income for 2006 included stock-based compensation expense under Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("FAS 123(R)") of $219.8 million, net of tax. Because we implemented FAS 123(R) as of January 1, 2006, prior periods do not reflect stock-based compensation expense related to this new accounting standard. See "Note 12 — Stock-Based Plans" to the consolidated financial statements included in this report.

(3) The cumulative effect of the change in accounting principle arises from the adoption of FIN 46, "Consolidation of Variable Interest Entities."

(4) Includes a lease obligation totaling $122.5 million that was reclassified as short-term in 2004 as the lease expired on March 1, 2005, at which time we purchased the facility.

(5) Working capital is calculated as the difference between total current assets and total current liabilities.

ITEM 7: *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

FORWARD-LOOKING STATEMENTS

This report contains statements that involve expectations, plans or intentions (such as those relating to future business or financial results, new features or services, or management strategies). These statements are forward-looking and are subject to risks and uncertainties, so actual results may vary materially. You can identify these forward-looking statements by words such as "may," "will," "should," "expect," "anticipate," "believe," "estimate," "intend," "plan" and other similar expressions. You should consider our forward- looking statements in light of the risks discussed under the heading "Risk Factors" in Item 1A above as well as our consolidated financial statements, related notes, and the other financial information appearing elsewhere in this report and our other filings with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements.

You should read the following Management's Discussion and Analysis of Financial Condition and Results of Operations in conjunction with the consolidated financial statements and the related notes that appear elsewhere in this document.

Overview

About eBay Inc.

We operate three primary business segments, Marketplaces, Payments and Communications. We provide online marketplaces for the sale of goods and services, online payments services and online communication offerings to a diverse community of individuals and businesses. Our Marketplaces segment provides the infrastructure to enable online commerce in a variety of platforms, including the traditional eBay.com platform, along with our other online platforms, such as Shopping.com, classifieds websites and Rent.com. Our wide array of marketplaces websites brings together millions of buyers and sellers every day on a local, national and international basis. Our Payments segment, which consists of PayPal, enables individuals or businesses to securely, easily and quickly send and receive payments online. Our Communications segment, which consists of Skype, enables VoIP calls between Skype users, and also provides Skype users low-cost connectivity to traditional fixed-line and mobile telephones.

Executive Operating and Financial Summary

Our focus is on key operating and financial metrics

Members of our senior management team regularly review key operating metrics such as registered users, active users, listings, gross merchandise volume, eBay stores, total accounts, active accounts, total number of payments, total payment volume, and transaction rates. Members of our senior management also regularly review key financial information including net revenues, operating income margins, earnings per share, cash flows from operations and free cash flows, which we define as operating cash flows less purchases of property and equipment, net. These operating and financial measures allow us to monitor the health and vibrancy of our Marketplaces, Payments, and Communications segments and the profitability of our business and to evaluate the effectiveness of investments that we have made and continue to make in the areas of marketing, product development, international expansion, customer support and site operations. We believe that an understanding of these key operating and financial measures and how they change over time is important to investors, analysts and other parties analyzing our business results and future market opportunities.

2006 summary

In 2006, we generated nearly $6.0 billion in net revenues, representing a 31% year-over-year growth rate; we earned nearly $1.4 billion in operating income; and we closed the year with $3.5 billion in cash, cash equivalents and investments after taking into account the repurchase of approximately 54.5 million shares of our common stock for an aggregate purchase price of $1.7 billion. During 2006, we focused on integrating the businesses we acquired in 2005, which allowed us to strengthen our leadership position in each of our three key business areas in the U.S. and abroad. We expanded our user base in all three business segments, and as of December 31, 2006 we had 222 million eBay registered users; 133 million PayPal accounts; and 171 million Skype registered users.

Our expectations for growth

We expect that growth in our net revenues during 2007 will result primarily from increased net transaction revenues across our Marketplaces, Payments and Communications segments. We expect to continue our investments in the areas of product development, customer support and international expansion across all segments. We believe these investments are necessary to support the long-term demands of our growing business. In addition, to the extent that the U.S. dollar fluctuates against foreign currencies, and, in particular, the Euro, British pound and Korean won, the remeasurement of these foreign currency denominated transactions into U.S. dollars will impact our consolidated net revenues and, to the extent that they are not hedged successfully, our net income.

The discussion of our consolidated financial results contained herein is intended to assist those reading this report to better understand the key operating and financial measures summarized above as well as the changes in our consolidated results of operations from year to year, and the primary factors that accounted for those changes.

Seasonality

The following table sets forth, for the periods presented, our total net revenues and the sequential quarterly growth of these net revenues.

	Quarter Ended			
	March 31	June 30	September 30	December 31
	(In thousands, except percentages)			
2004				
Net revenues	$ 756,239	$ 773,412	$ 805,876	$ 935,782
Current quarter vs prior quarter	17%	2%	4%	16%
2005				
Net revenues	$1,031,724	$1,086,303	$1,105,515	$1,328,859
Current quarter vs prior quarter	10%	5%	2%	20%
2006				
Net revenues	$1,390,419	$1,410,784	$1,448,637	$1,719,901
Current quarter vs prior quarter	5%	1%	3%	19%

We expect transaction activity patterns on our websites to increasingly mirror general consumer buying patterns, both online and offline, as our business expands, with the strongest sequential growth occurring in the fourth quarter. Our expectation is that Skype's business will experience seasonally slower growth during holiday and vacation periods.

Results of Operations

Net Revenues

The following table sets forth, for the periods presented, the breakdown of net revenues by type, segment and geography. In addition, we have provided a table of key metrics that drive our revenue results.

	Year Ended December 31, 2004	Percent Change from 2004 to 2005	Year Ended December 31, 2005	Percent Change from 2005 to 2006	Year Ended December 31, 2006
	(In thousands, except percent changes)				
Net Revenues by Type:					
Net transaction revenues					
Marketplaces	$2,496,187	36%	$3,402,301	24%	$4,203,340
Payments	680,813	47%	1,001,915	40%	1,401,824
Communications	—	—	24,809	677%	192,756
Total net transaction revenues	3,177,000	39%	4,429,025	31%	5,797,920
Advertising and other net revenues	94,309	31%	123,376	39%	171,821
Total net revenues	$3,271,309	39%	$4,552,401	31%	$5,969,741
Net Revenues by Segment:					
Marketplaces	$2,573,607	36%	$3,499,137	24%	$4,334,290
Payments	697,702	47%	1,028,455	40%	1,440,530
Communications	—	—	24,809	686%	194,921
Total net revenues	$3,271,309	39%	$4,552,401	31%	$5,969,741
Net Revenues by Geography:					
U.S.	$1,889,936	31%	$2,471,273	26%	$3,108,986
International	1,381,373	51%	2,081,128	37%	2,860,755
Total net revenues	$3,271,309	39%	$4,552,401	31%	$5,969,741

In 2006, our reportable segments were changed to combine the U.S. and International Marketplaces segments into one global Marketplaces operating segment. We have recast our 2004 and 2005 segment data to conform to the current year's presentation.

	Year Ended December 31,		
	2004	2005	2006
		(In millions)	
Supplemental Operating Data:			
Marketplaces Segment:(1)			
Confirmed registered users(2)	135.5	180.6	221.6
Active users(3)	56.1	71.8	81.8
Number of non-store listings(4)	1,339.9	1,689.6	1,996.1
Number of stores listings(4)	72.7	187.2	369.2
Gross merchandise volume(5)	$ 34,168	$ 44,299	$ 52,474
Payments Segment:			
Total accounts(6)	63.8	96.2	133.0
Active accounts(7)	20.2	28.1	37.6
Total number of payments(8)	339.9	480.7	610.7
Total payment volume(9)	$ 18,915	$ 27,485	$ 37,752
Communications Segment:			
Registered Users(10)	—	74.7	171.2

(1) Rent.com, Shopping.com, and our classifieds websites are not included in these metrics.

(2) Cumulative total of all users who have completed the registration process on one of eBay.com's platforms.

(3) All users, excluding users of Half.com and Internet Auction, who bid on, bought, or listed an item within the previous 12-month period.

(4) All store inventory listings on eBay.com's platforms during the period, regardless of whether the listing subsequently closed successfully.

(5) Total value of all successfully closed items between users on eBay's trading platforms during the period, regardless of whether the buyer and seller actually consummated the transaction.

(6) Cumulative total of all accounts opened, including users who made payments using PayPal but have not registered, excluding accounts that have been closed or locked and the payment gateway business accounts.

(7) All accounts, and users whether registered or not, that sent or received at least one payment through the PayPal system during the period.

(8) Total number of payments initiated through the PayPal system during the period, excluding the payment gateway business, regardless of whether the payment was actually sent successfully, or was reversed, rejected, or pending at the end of the period.

(9) Total dollar volume of payments initiated through the PayPal system during the period, excluding the payment gateway business, regardless of whether the payment was actually sent successfully, or was reversed, rejected, or was pending at the end of the period.

(10) Cumulative number of unique user accounts created on Skype.

Our net transaction revenues from our Marketplaces segment are derived primarily from listing, feature and final value fees paid by sellers and lead referral fees. For our Payments segment, net transaction revenues are generated primarily by fees from payment processing services. Our Communications segment primarily generates net transaction revenues from fees charged to users to connect Skype's VoIP network to traditional telecommunication networks. These fees are charged on a per minute basis and we refer to these minutes as SkypeOut minutes. Net revenues from advertising are derived principally from the sale of advertisements for cash and through barter arrangements. Other net revenues are derived principally from contractual arrangements with third parties that provide transaction services to eBay and PayPal users and interest earned from banks on certain PayPal customer account balances.

Marketplaces Net Transaction Revenues

Total net transaction revenues from Marketplaces increased 24% in 2006 and 36% in 2005, compared to the respective prior year. The growth in net transaction revenues was the result of increased auction transaction activity, reflected in the growth of the number of registered users, active users, listings and gross merchandise volume.

The number of registered users increased 23% during 2006 to 221.6 million at December 31, 2006. The number of registered users increased 33% during 2005 to 180.6 million at December 31, 2005. The number of active users on eBay.com increased 14% during 2006 to 81.8 million at December 31, 2006. Active users increased 28% during 2005 to 71.8 million at December 31, 2005. We believe that increases in user activity are largely the result of our promotional efforts, our emphasis on helping our user community be successful through the introduction of new site features and functionality, our international expansion, and expanded trust and safety programs.

The number of items listed on eBay.com's platforms increased 26% to 2.4 billion in 2006, from 1.9 billion in 2005, and increased 33% in 2005 from 1.4 billion in 2004. This percentage growth in listings was experienced across our U.S. and international platforms. The number of stores increased by 55% and 51% in 2006 and 2005, compared to the respective prior year, due to the cost effective nature for sellers to list items on our eBay Stores format.

Gross merchandise volume increased 18% in 2006 and 30% in 2005, compared to the respective prior year. The increases in 2006 and 2005 resulted from the domestic and international growth in the number of registered users, active users and listings. In addition, there was gross merchandise volume growth across all major categories, with the motors, consumer electronics, clothing & accessories, computers, home & garden, books/movies/music, sports, and collectibles categories having the most significant dollar impact.

Marketplaces net transaction revenues earned internationally totaled $2.1 billion in 2006, $1.7 billion in 2005 and $1.2 billion in 2004, representing 50%, 49% and 46% of total Marketplaces net transaction revenues, respectively. Marketplaces net revenues were positively impacted by foreign currency translation of approximately $30.6 million and $6.7 million in 2006 and 2005, respectively. Changes in foreign currency rates will impact our operating results and, to the extent that the U.S. dollar strengthens, our foreign currency denominated net revenues will be negatively impacted.

In 2007, we expect Marketplaces net transaction revenues to continue to increase due to continued growth in the global e-commerce market.

Payments Net Transaction Revenues

Payments net transaction revenues increased 40% in 2006 and 47% in 2005, compared to the respective prior year. Payments net transaction revenues as a percentage of total net transaction revenues were 24% in 2006, 23% in 2005, and 21% in 2004. During 2006, over $37.8 billion in total payment volume was transacted on the PayPal platform as compared to $27.5 billion during 2005 and $18.9 billion during 2004. As of December 31, 2006, PayPal had 133.0 million accounts, compared to 96.2 million at December 31, 2005 and 63.8 million accounts at December 31, 2004. Net transaction revenues as a percentage of total payment volume was 4% in all years presented.

The growth in our Payments net transaction revenues, in all years, both in absolute terms and as a percentage of total net transaction revenues, was primarily the result of increases in PayPal transaction volume driven by the growth in PayPal Merchant Services transactions, the higher penetration of PayPal in the Marketplaces platforms and growth in gross merchandise volume in the Marketplaces segment.

In 2006, our global Merchant Services total payment volume increased 59% compared to 2005, generating total payment volume of $13.3 billion. In 2005, our global Merchant Services total payment volume increased 48% compared to 2004, generating total payment volume of $8.4 billion. Furthermore, the growth in Payments net transactions revenues in 2005 was positively affected by PayPal's continued penetration of Marketplaces transactions which increased to 57.2% in 2006 from 52.7% in 2005 and 46.7% in 2004. Payments net transaction revenues have grown in connection with the increase in our Marketplaces gross merchandise volume which increased to $52.5 billion in 2006 compared to $44.3 billion in 2005 and $34.2 billion in 2004.

Net transaction revenues from Payments earned internationally totaled $533.2 million in 2006, $364.5 million in 2005 and $207.6 million in 2004, representing 38.0%, 36.4% and 30.5% of total Payments segment net transaction revenues, respectively. Payments net revenues were positively impacted by foreign currency translation of approximately $4.3 million and $5.3 million in 2006 and 2005, respectively. Changes in foreign currency rates will impact our operating results and, to the extent that the U.S. dollar strengthens, our foreign currency denominated net revenues will be negatively impacted.

In 2007, we expect the Payments net transaction revenues to increase in total and for net transaction revenues earned internationally to increase in total and as a percentage of Payments net transaction revenues. We expect to grow our merchant service business and continue to drive higher penetration rates on Marketplaces platforms. We also expect that Payments net transaction revenues will increase as a percentage of total net transaction revenues in 2007.

Communications Net Transaction Revenues

Communications net transaction revenues were $192.8 million in 2006 as compared to $24.8 million in 2005 (net revenues from the acquisition date of October 14, 2005 through the end of 2005). The increase in net revenues was primarily due to a full year of revenues generated from our VoIP offerings in 2006. The cumulative number of Skype registered users increased to 171.2 million at December 31, 2006 from 74.7 million at December 31, 2005. Additionally, SkypeOut minutes increased to 4.1 billion, which resulted in $177.7 million in revenue in 2006. The growth was due to rapid user expansion.

Net transaction revenues from Communications earned internationally totaled $163.7 million in 2006 and $21.4 million in 2005, representing 85% and 87% of total Communications net transaction revenues, respectively. Communications net revenue was positively impacted by foreign currency translation of approximately $5.1 million in 2006. Changes in foreign currency rates will impact our operating results and, to the extent that the U.S. dollar strengthens, our foreign currency denominated net revenues will be negatively impacted.

We expect Communications net transaction revenues to increase during 2007 as we expect to continue to increase both our user base and product offerings.

Advertising and Other Net Revenues

Advertising and other net revenues totaled $171.8 million in 2006, $123.4 million in 2005 and $94.3 million in 2004. These amounts represented 3% of total net revenues for all years presented. We continue to view our business as primarily transaction-driven and we expect advertising and other net revenues to continue to represent a relatively small proportion of total net revenues during 2007.

Summary of cost of net revenues, operating expenses, non-operating items and provision for income taxes

The following table summarizes changes in cost of net revenues, sales and marketing expense, product development expense, general and administrative expense, amortization of acquired intangible assets, interest and other income, net, interest expense, provision for income taxes and minority interest (note that 2006 amounts reflect the modified prospective adoption of FAS 123(R)):

	Year Ended December 31,			Change from 2004 to 2005		Change from 2005 to 2006	
	2004	2005	2006	In dollars	In %	In dollars	In %
	(In thousands, except percentages)						
Cost of net revenues	$614,415	$ 818,104	$1,256,792	$203,689	33%	438,688	54%
Sales and marketing	815,464	1,185,929	1,619,857	370,465	45%	433,928	37%
Product development	240,647	328,191	494,695	87,544	36%	166,504	51%
General and administrative	475,614	649,529	978,363	173,915	37%	328,834	51%
Amortization of acquired intangible assets	65,927	128,941	197,078	63,014	96%	68,137	53%
Interest and other income, net	77,867	111,148	130,021	33,281	43%	18,873	17%
Interest expense	8,879	3,478	5,916	(5,401)	−61%	2,438	70%
Provision for income taxes	343,885	467,285	421,418	123,400	36%	(45,867)	−10%
Minority interests	6,122	49	4	(6,073)	−99%	(45)	−92%

As of January 1, 2006, we began accounting for stock-based compensation under FAS 123(R), which requires the recognition of the fair value of stock-based compensation. We adopted FAS 123(R) using the modified prospective method which requires the application of the accounting standard as of January 1, 2006. In accordance with the modified prospective method, the consolidated financial statements for 2004 and 2005 have not been restated to reflect, and do not include, the impact of FAS 123(R). Stock-based compensation expense related to stock options and employee stock purchases for 2004, 2005 and 2006 was allocated as follows (in thousands):

	2004	2005	2006
Cost of net revenues	$ 233	$ 1,881	$ 32,981
Sales and marketing	136	8,696	96,547
Product development	654	6,468	81,489
General and administrative	4,809	14,727	106,393
Total stock-based compensation expense	5,832	31,772	317,410
Tax benefit	(4,117)	(13,023)	(97,572)
Stock-based compensation expense, net of tax	$ 1,715	$ 18,749	$219,838

As of December 31, 2006, there was approximately $418.4 million of total unrecognized compensation cost, excluding tax benefits, related to stock-based incentive awards granted under our equity incentive plans. That cost is expected to be recognized over a weighted-average period of three years.

Cost of Net Revenues

	2004	2005	2006
	(In thousands, except percentages)		
Cost of net revenues	$614,415	$818,104	$1,256,792
As a percentage of net revenues	18.8%	18.0%	21.1%

Cost of net revenues consists primarily of costs associated with payment processing, customer support and site operations, and Skype telecommunications costs. Significant cost components include bank charges, credit card interchange and assessments, other payment processing costs, employee compensation, consultant costs and facilities costs for our customer support and site operations, depreciation of equipment and amortization of capitalized product development costs and telecommunication costs.

The increase in cost of net revenues of $438.7 million during 2006 was primarily due to an increase in payment processing costs, Skype telecommunication costs, the development and expansion of our customer support and site operations infrastructure, and the effect of stock-based compensation expense related to employee stock options and employee stock purchases under FAS 123(R). Payment processing costs increased approximately $114.5 million, or 30%, in 2006 compared to the prior year, due to the 37% increase in PayPal's total payment volume and increases in the proportion of customer transactions funded with credit cards. Skype telecommunications costs increased by $105.5 million in 2006 compared to the prior year due to the inclusion of a full year of Skype's costs. Aggregate customer support and site operations costs (including stock-based compensation) increased approximately $202.8 million, or 52%, in 2006 compared to the prior year. Expanding our global site and support infrastructure contributed $161.2 million of this increase as employee costs increased approximately $44.7 million; we increased the use of contractors and consultants by approximately $32.9 million; facility costs increased approximately $28.9 million; and depreciation expense associated with computer equipment and capitalized software increased approximately $54.7 million. Stock-based compensation expense of $33.0 million was included in cost of revenues in 2006 compared to $1.9 million in 2005. Stock-based compensation expense increased due to our implementation of FAS 123(R) at the beginning of 2006.

The increase in cost of net revenues during 2005 was primarily due to an increase in the volume of transactions on the Marketplaces and Payments websites and continued development and expansion of our customer support and site operations infrastructure. Payment processing costs increased to $403.1 million in 2005 from $305.1 million in 2004, due to the increase in PayPal's total payment volume and increased payment processing costs related to the growth of our Marketplaces activity. Aggregate customer support and site operations costs increased approximately $88.4 million during 2005, compared to the prior year.

Costs of net revenues are expected to increase in total and as a percentage of net revenues during 2007 primarily due to growth in Payments and Communications, each of which is growing faster and has a lower gross margin than Marketplaces.

Sales and Marketing

	2004	2005	2006
	(In thousands, except percentages)		
Sales and marketing	$815,464	$1,185,929	$1,619,857
As a percentage of net revenues	24.9%	26.1%	27.1%

Sales and marketing expenses consist primarily of advertising costs, marketing programs and employee compensation for sales and marketing staff.

Sales and marketing expenses increased in total and increased as a percentage of total net revenues in 2006 due to our continued investment in growing our global user base and the effect of stock-based compensation expense related to employee stock options and employee stock purchases under FAS 123(R). Growth in advertising and marketing costs as well as employee-related costs comprised the majority of the increases. Combined advertising and marketing costs increased $250.5 million in 2006, compared to the prior year, due to an increase in global television and online marketing campaigns. Employee-related costs, not including stock-based compensation expense, increased by $69.3 million in 2006 as we continued to expand our domestic and international operations. Sales and marketing staff increased from approximately 2,500 at December 31, 2005 to approximately 2,700 at December 31, 2006. Stock-based compensation expense of $96.5 million was included in sales and marketing expense in 2006 compared to $8.7 million in 2005. Stock-based compensation expense increased due to our implementation of FAS 123(R) at the beginning of 2006.

Sales and marketing expenses increased in total and increased as a percentage of total net revenues in 2005 due to our continued investment in growing our global user base. Growth in advertising and marketing costs as well as employee-related costs comprised the majority of the increases. Combined advertising and marketing costs increased $228.8 million in 2005, compared to the prior year. This increase, both in dollars and as a percentage of net revenues, was primarily the result of international expansion and industry-wide increases in Internet marketing rates, partially offset by marketing efficiencies. Employee-related costs increased by $97.4 million in 2005 as we continued to expand our domestic and international operations.

Sales and marketing expenses are expected to increase in total during 2007 because of expected increases in our online marketing expense to attract new customers and increase user activity across our businesses. Sales and marketing expenses as a percentage of net revenues are expected to decrease during 2007 due to the growth in Payments and Communications, each of which, has lower sales and marketing expenses than Marketplaces.

Product Development

	2004	2005	2006
	(In thousands, except percentages)		
Product development	$240,647	$328,191	$494,695
As a percentage of net revenues	7.4%	7.2%	8.3%

Product development expenses consist primarily of employee compensation, consultant costs, facilities costs and depreciation on equipment. Product development expenses are net of required capitalization of major site and other product development efforts, including the development of our next generation platform architecture, migration of certain platforms, seller tools and PayPal services integration projects. These capitalized costs totaled $67.9 million in 2006, $37.1 million in 2005 and $41.3 million in 2004, and are reflected as a cost of net revenues when amortized in future periods.

The increase in product development expense of $166.5 million during 2006 was primarily due to employees added, including contractors and consultants, to support various platform and software development initiatives in our Marketplaces, Payments and Communications segments and the effect of stock-based compensation expense related to employee stock options and employee stock purchases under FAS 123(R). Employee related and consultant costs, excluding stock-based compensation, increased by approximately $61.5 million in 2006 compared to the prior year. Our product development staff increased from approximately 2,200 at December 31, 2005 to approximately 2,500 at December 31, 2006. Stock-based compensation expense of $81.5 million was included in product development expense in 2006 compared to $6.5 million in 2005. Stock-based compensation expense increased due to our implementation of FAS 123(R) at the beginning of 2006.

The increase in product development expenses in 2005, as compared to the prior year, was primarily the result of increased headcount to support various platform development initiatives in our Marketplaces, Payments and Communications segments. Employee related costs increased by $63.9 million compared to the prior year. Our product development staff increased nearly 50% from approximately 1,500 at December 31, 2004 to approximately 2,200 at December 31, 2005.

Product development expenses are expected to increase in total and remain consistent as a percentage of net revenues in 2007, as we develop new site features and functionality and continue to improve and expand operations across all businesses.

General and Administrative

	2004	2005	2006
	(In thousands, except percentages)		
General and administrative	$475,614	$649,529	$978,363
As a percentage of net revenues	14.5%	14.3%	16.4%

General and administrative expenses consist primarily of employee compensation, consultant costs, provisions for transaction losses associated with our Payments segment, facilities costs, depreciation of equipment, provision for doubtful accounts, payroll taxes on employee stock options, insurance and professional fees.

The increase in general and administrative expenses of $328.8 million during 2006 was primarily due to increased employee-related costs, consultant costs, higher Payments transaction loss expenses, and the effect of stock-based compensation expense related to employee stock options and employee stock purchases under FAS 123(R). Employee-related costs and consultant costs increased by approximately $112.6 million during 2006 as compared to the prior year due to our continued focus on user protection programs. We increased our general and administrative employee headcount from approximately 4,200 at December 31, 2005 to 4,900 at

December 31, 2006, of which, approximately 450 employees were added to support our consumer protection programs. Transaction loss rate in our Payments segment, which is the transaction loss expense as a percentage of total payment volume, increased to 0.33% in 2006 compared to 0.27% in 2005, causing an increase in expense of approximately $52.7 million. The increase in the transaction loss rate was primarily due to higher levels of credit card chargebacks from unauthorized credit card transactions. The higher levels of credit card chargebacks is due to strategically entering into new customer segments (new countries and direct card processing) which have higher loss rates. Stock-based compensation expense of $106.4 million was included in general and administrative expense in 2006 compared to $14.7 million in 2005. Stock-based compensation expense increased due to our implementation of FAS 123(R) at the beginning of 2006.

General and administrative expenses increased in total and remained consistent as a percentage of net revenues in 2005 as compared to the prior year. The dollar increase was due primarily to employee related and facilities costs. Employee-related costs increased by approximately $111.3 million during 2005 as compared to the prior year. We increased our general and administrative employees from approximately 2,700 at December 31, 2004 to approximately 4,200 at December 31, 2005. This increase related primarily to the addition of employees in our trust and safety and corporate functions. Facilities costs increased by approximately $48.2 million during 2005 as compared to the prior year. PayPal's transaction loss expense increased by approximately $23.3 million, to $73.8 million during the year ended December 31, 2005, reflecting the increase in activity in the Payments segment in addition to the expansion of our PayPal Buyer Protection Program. PayPal's transaction loss expense rate, which is the transaction loss expense as a percentage of PayPal's total payment volume, was constant at 0.27% in 2005 and 2004.

With our continued investment across all areas of our business and related corporate functions, particularly in our consumer protection programs, we expect general and administrative expenses to increase during 2007, but decrease as a percentage of net revenues as general and administrative expenses are expected to grow slower than net revenues.

Amortization of Acquired Intangible Assets

	2004	2005	2006
	(In thousands, except percentages)		
Amortization of acquired intangible assets	$65,927	$128,941	$197,078
As a percentage of net revenues	2.0%	2.8%	3.3%

From time to time we have purchased, and we expect to continue purchasing, assets or businesses to accelerate category and geographic expansion, increase the features, functions, and formats available to our users and maintain a leading role in online e-commerce, payments and communications. These purchase transactions generally result in the creation of acquired intangible assets with finite lives and lead to a corresponding increase in the amortization expense in future periods. We amortize intangible assets over the period of estimated benefit, using the straight-line method and estimated useful lives ranging from one to eight years. The increase in amortization of acquired amortizable intangibles during 2006 and 2005 compared to prior years is due to the business acquisitions consummated during 2006, 2005 and 2004.

Amortization of acquired intangible assets may increase should we make additional acquisitions in the future.

Interest and Other Income, Net

	2004	2005	2006
	(In thousands, except percentages)		
Interest and other income, net	$77,867	$111,148	$130,021
As a percentage of net revenues	2.4%	2.4%	2.2%

Interest and other income, net consists primarily of interest earned on cash, cash equivalents and investments as well as foreign exchange transaction gains and losses and other non-operating transactions.

Our interest and other income, net increased in total and remained relatively constant as a percentage of net revenues during 2006 as compared to the prior year, primarily as a result of increased interest income due to increased cash, cash equivalents and investments balances and higher interest rates offset by the lower cash balances due to our stock repurchase activity in 2006. The weighted-average interest rate of our portfolio increased to 3.8% in 2006 from 2.9% in 2005.

Our interest and other income, net increased in total and remained consistent as a percentage of net revenues during 2005 as compared to the prior year, primarily as a result of increased interest income due to increased cash, cash equivalents and investments balances and higher interest rates. The weighted-average interest rate of our portfolio increased to 2.9% in 2005 from 1.7% in 2004.

We expect that interest and other income, net, will decline slightly during 2007 compared to 2006, as a result of lower cash balances due to our stock repurchase program. Our expectation for interest and other income, net, for 2007 excludes the potential effects from any future acquisitions we may make.

Interest Expense

	2004	2005	2006
	(In thousands, except percentages)		
Interest expense	$8,879	$3,478	$5,916
As a percentage of net revenues	0.3%	0.1%	0.1%

Interest expense consists of interest charges on tax contingencies, legal accruals, capital leases and our consolidated lease arrangement related to our San Jose headquarters office facilities. In 2007, interest expense may be impacted by our decision to utilize our line of credit. See additional discussion of our line of credit in "Note 8 — Commitments and Contingencies" to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Provision for Income Taxes

	2004	2005	2006
	(In thousands, except percentages)		
Provision for income taxes	$343,885	$467,285	$421,418
As a percentage of net revenues	10.5%	10.3%	7.1%
Effective tax rate	30%	30%	27%

The provision for income taxes differs from the amount computed by applying the statutory U.S. federal rate principally due to state taxes, subsidiary losses for which we have not provided a benefit and other factors that increase the effective tax rate, offset by decreases resulting from foreign income with lower effective tax rates and tax credits.

The lower effective tax rates in 2006 as compared to 2005 and 2004 resulted primarily from the expansion of our international businesses and from changes in our operations in international markets. We expect the effective tax rate for 2007 to be consistent with 2006.

Impact of Foreign Currency Translation

During 2006, 2005 and 2004, our international net revenues, based upon the country in which the seller, payment recipient, Skype user's Internet protocol address, advertiser or other service provider is located, accounted for approximately 48%, 46% and 42%, of our consolidated net revenues, respectively. The growth in our international operations has increased our exposure to foreign currency fluctuations. Net revenues and related expenses generated from most international locations are denominated in the functional currencies of the local countries, and primarily include Euros, British pounds, Korean won, Canadian dollars, Australian dollars, Chinese renminbi, and Indian rupees. Our results of operations and certain of our inter-company balances associated with our international locations are exposed to foreign exchange rate fluctuations. The statements of income of our international operations are translated into U.S. dollars at the average exchange rates in each applicable period. If the U.S. dollar weakens against foreign currencies, the translation of these foreign-currency-denominated transactions will result in increased consolidated net revenues, operating expenses, and net income. Similarly, our net revenues, operating expenses, and net income will decrease if the U.S. dollar strengthens against foreign currencies.

Net revenues were positively impacted by foreign currency translation by approximately $40.1 million in 2006 and $12.0 million in 2005 as compared to the same periods of the prior year. Operating income was positively impacted by foreign currency translation by approximately $14.4 million in 2006 and $5.6 million in 2005, as compared to the same periods of the prior year.

We expect our international operations will continue to grow in significance. As a result, the impact of foreign currency fluctuations in future periods could become more significant and may have a negative impact on our consolidated net revenues and net income in the event the U.S. dollar strengthens relative to other currencies. See the information in "Item 7A: Quantitative and Qualitative Disclosure About Market Risk" under the caption "Foreign Currency Risk" for additional discussion of the impact of foreign currency translation and related hedging activities.

Foreign Currency Exposures

We are a rapidly growing company, with an increasing proportion of our operations outside the United States. Accordingly, our foreign currency exposures have increased substantially and are expected to continue to grow. The objective of our foreign exchange exposure management program is to identify material foreign currency exposures and to manage these exposures to minimize the potential effects of currency fluctuations on our reported consolidated cash flow and results of operations.

Our primary foreign currency exposures are transaction, economic and translation:

Transaction Exposure: Around the world, we have certain assets and liabilities, primarily receivables, investments and accounts payable (including inter-company transactions) that are denominated in currencies other than the relevant entity's functional currency. In certain circumstances, changes in the functional currency value of these assets and liabilities create fluctuations in our reported consolidated financial position, results of operations and cash flows. We may enter into foreign exchange forward contracts or other instruments to minimize the short-term foreign currency fluctuations on such assets and liabilities. The gains and losses on the foreign exchange forward contracts offset the transaction gains and losses on certain foreign currency receivables, investments and payables recognized in earnings.

Economic Exposure: We also have anticipated future cash flows, including revenues and expenses, denominated in currencies other than the relevant entity's functional currency. Our primary economic exposures include future royalty receivables, customer collections, and vendor payments. Changes in the relevant entity's functional currency value will cause fluctuations in the cash flows we expect to receive when these cash flows are realized or settled. We may enter into foreign exchange forward contracts or other derivatives to hedge the value of a portion of these cash flows. We account for these foreign exchange contracts as cash flow hedges. The effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and subsequently reclassified into earnings when the transaction is settled.

Earnings Translation Exposure: As our international operations grow, fluctuations in the foreign currencies create volatility in our reported results of operations because we are required to consolidate the results of operations of our foreign denominated subsidiaries. We may decide to purchase forward exchange contracts or other instruments to offset the earnings impact of currency fluctuations. Such contracts will be marked-to-market on a monthly basis and any unrealized gain or loss will be recorded in interest and other income, net.

Employee Stock-Based Incentive Plans

We continue to believe that employee stock-based incentive plans represent an appropriate and essential component of our overall compensation program. We grant stock-based awards to substantially all employees and believe that this broad-based program helps us to attract, motivate, and retain high quality employees, to the ultimate benefit of our stockholders. We granted a limited number of restricted stock units and restricted stock awards to employees during 2006. Stock options, restricted stock units and restricted stock awards granted during the years ended December 31, 2006 and 2005, net of cancellations/forfeitures, represented less than 2% of our total common stock outstanding as of December 31, 2006 and 2005. A substantial portion of our stock-based awards granted during the year were granted to existing employees.

Liquidity and Capital Resources

Cash Flows

	Year Ended December 31,		
	2004	2005	2006
		(In thousands)	
Consolidated Cash Flow Data:			
Net cash provided by (used in):			
Operating activities	$ 1,285,315	$ 2,009,891	$ 2,247,791
Investing activities	(2,013,220)	(2,452,731)	228,853
Financing activities	647,669	471,606	(1,260,687)
Effect of exchange rates on cash and cash equivalents	28,768	(45,231)	133,255
Net increase (decrease) in cash and cash equivalents	$ (51,468)	$ (16,465)	$ 1,349,212

We have generated annual cash provided by operating activities in amounts greater than net income in 2006, 2005 and 2004 due primarily to non-cash charges to earnings and the tax benefit on the exercise of stock options. Non-cash charges to earnings included stock-based compensation, depreciation and amortization on our long-term assets, provision for doubtful accounts and authorized credits resulting from increasing revenues and the provision for transaction losses related to PayPal.

Prior to adopting FAS 123(R), we presented all tax benefits resulting from the exercise of stock options as operating cash flows in the consolidated statement of cash flows. FAS 123(R) requires cash flows resulting from excess tax benefits to be classified as a part of cash flows from financing activities. Excess tax benefits represent tax benefits related to exercised options in excess of the associated deferred tax asset for such options. As a result of adopting FAS 123(R), $92.4 million of excess tax benefits for 2006 have been reported as a cash inflow from financing activities. In addition, as a substantial portion of the company's net operating losses and carryforward credits have now been utilized, cash will be required for tax payments in the U.S. going forward. Total U.S. and foreign income tax payments will be dependent on our taxable income and are estimated to be in the range of $650-$700 million in 2007. In 2007, we expect operating cash flows to increase, primarily driven by higher net income.

The net cash provided by investing activities in 2006 was primarily due to the movement of investments to cash and cash equivalents to fund our stock repurchase program. The net cash used in investing activities in 2005 and 2004 reflected primarily the movement of cash and cash equivalents between cash and cash equivalents and investments, the purchase of property and equipment, and acquisitions. Purchases of property and equipment, net totaled $515.4 million in 2006, $338.3 million in 2005, and $292.8 million in 2004. Purchases of property and equipment in 2006, 2005 and 2004 related mainly to purchases of computer equipment and software to support our site operations, customer support and international expansion. Cash expended for acquisitions, net of cash acquired, totaled approximately $45.5 million in 2006, $2.7 billion in 2005, and $1.0 billion in 2004. In 2006, net cash payments for acquisitions consisted of the cash payment, net of cash acquired, for the acquisition of Tradera.com. In 2005, net cash payments for acquisitions consisted primarily of the cash payment, net of cash acquired for the acquisition of Rent.com, certain international classifieds websites, Shopping.com, Skype and the payment gateway business acquired from VeriSign. In 2004, our cash acquisitions included the acquisition of mobile.de, Baazee.com, and Marktplaats.nl, as well as an additional ownership interest in Internet Auction Co. In 2007, we expect to continue to purchase property and equipment and we may acquire businesses with cash that would impact investing cash flows.

The net cash flows used in financing activities of $1.3 billion in 2006 was primarily due to the repurchase of approximately 54.5 million shares of common stock for an aggregate purchase price of approximately $1.7 billion, offset by the proceeds from stock options totaling $313.5 million. Prior to 2006, we had not repurchased our common stock under a stock repurchase program. The net cash flows provided by financing activities in 2005 and 2004 were due primarily to proceeds from stock option exercises. Proceeds from stock option exercises totaled $599.8 million in 2005 and $650.6 million in 2004. Our future cash flows from stock options are difficult to project as such amounts are a function of our stock price, the number of options outstanding and the decisions by employees to exercise stock options. In general, we expect proceeds from stock option exercises to increase during periods in which our stock price has increased relative to historical levels. In July 2006, our Board authorized the repurchase of up to $2.0 billion of the company's common stock within two years from the date of authorization. During 2006, we repurchased approximately 54.5 million shares of our common stock at an average price of $30.56 per share for an aggregate purchase price of $1.7 billion. As of December 31, 2006, $0.3 billion remained available for further purchases under this program. In January 2007, our Board authorized, and the Company announced, an expansion of the stock repurchase program to provide for the repurchase of up to an additional $2.0 billion of our common stock over the next two years. Share repurchases under our repurchase program may take a variety of forms, including structured stock repurchase programs and other derivative transactions. We expect to continue to repurchase our common stock in 2007, thereby impacting financing cash flows.

The positive effect of exchange rates on cash and cash equivalents during 2006 and 2004 was due to the weakening of the U.S. dollar against other foreign currencies, primarily the Euro. The negative effect of exchange rates on cash and cash equivalents during 2005 was due to the strengthening of the U.S. dollar against other foreign currencies, primarily the Euro.

In November 2006, we entered into a credit agreement which provides for an unsecured $1 billion five-year revolving credit facility. Loans under the credit agreement will bear interest at either (i) LIBOR plus a margin ranging from 0.25 percent to 0.45 percent or (ii) a formula based on the prime rate or on the federal funds effective rate. Subject to certain conditions stated in the credit agreement, we may borrow, prepay and reborrow amounts under the credit facility at any time during the term of the credit agreement. Funds borrowed under the credit agreement may be used for working capital, capital expenditures, acquisitions and other general corporate purposes. In February 2007, we borrowed against the line of credit in the amount of $160 million.

We believe that existing cash, cash equivalents and investments of approximately $3.5 billion, together with cash generated from operations and cash available through the existing credit agreement, will be sufficient to fund our operating activities, capital expenditures, stock repurchases and other obligations for the foreseeable future.

Commitments and Contingencies

We have certain fixed contractual obligations and commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments. We have presented below a summary of the most significant assumptions used in our determination of amounts presented in the tables, in order to assist in the review of this information within the context of our consolidated financial position, results of operations, and cash flows. The following table summarizes our fixed contractual obligations and commitments (in thousands):

Payments Due By Year Ending December 31,	Operating Leases	Purchase Obligations	Total
2007	$ 44,178	$180,633	$224,811
2008	41,536	64,908	106,444
2009	35,637	29,436	65,073
2010	29,476	16,396	45,872
2011	25,420	19,347	44,767
Thereafter	102,094	—	102,094
	$278,341	$310,720	$589,061

Operating lease amounts include minimum rental payments under our non-cancelable operating leases for office facilities, as well as limited computer and office equipment that we utilize under lease arrangements. The amounts presented are consistent with contractual terms and are not expected to differ significantly, unless a substantial change in our headcount needs requires us to exit an office facility early or expand our occupied space.

Purchase obligation amounts include minimum purchase commitments for advertising, capital expenditures (computer equipment, software applications, engineering development services, construction contracts) and other goods and services that were entered into through our ordinary course of business. For those contractual arrangements in which there are significant performance requirements, we have developed estimates to project expected payment obligations. These estimates have been developed based upon historical trends, when available, and our anticipated future obligations. Given the significance of such performance requirements within our advertising and other arrangements, actual payments could differ significantly from these estimates.

In conjunction with our Skype acquisition, we have certain earn-out payment commitments, not included in table above, that are contingent upon Skype achieving certain net revenues, gross profit margin-based targets and active user targets. See "Note 3 — Business Combinations, Goodwill and Intangible Assets" of the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Off-Balance Sheet Arrangements

As of December 31, 2006, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources. All customer funds held by PayPal as an agent or custodian on behalf of our customers are not reflected in our consolidated balance sheets. These funds include funds held in the U.S. that are deposited in bank accounts insured by the Federal Deposit Insurance Corporation and funds that customers choose to invest in PayPal's Money Market Fund totaling approximately $1.5 billion and $1.2 billion as of December 31, 2006 and 2005, respectively.

Indemnification Provisions

In the ordinary course of business we have included limited indemnification provisions in certain of our agreements with parties with whom we have commercial relations, including our standard marketing, promotions and application-programming-interface license agreements. Under these contracts, we generally indemnify, hold harmless, and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party in connection with claims by any third party with respect to domain names, trademarks, logos and other branding elements to the extent that such marks are applicable to our performance under the subject agreement. In a limited number of agreements, we have provided an indemnity for other types of third-party claims, substantially all of which are indemnities related to copyrights, trademarks, and patents. In our PayPal business, we have provided an indemnity to our payment processors in the event of certain third-party claims or card association fines against the processor arising out of conduct by PayPal. It is not possible to determine the maximum potential loss under these indemnification provisions due to our limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, no significant costs have been incurred, either individually or collectively, in connection with our indemnification provisions.

Critical Accounting Policies, Judgments and Estimates

General

The preparation of our consolidated financial statements and related notes requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our senior management has discussed the development, selection and disclosure of these estimates with the Audit Committee of our Board of Directors. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of the consolidated financial statements. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this report.

Provisions for Doubtful Accounts and Authorized Credits

We are exposed to losses due to uncollectible accounts and credits to sellers. Provisions for these items represent our estimate of actual losses and credits based on our historical experience, are monitored monthly, and are made at the time the related revenue is recognized. The provision for doubtful accounts is recorded as a charge to operating expense, while the authorized credits are recorded as a reduction of revenues. The following table illustrates the provision related to doubtful accounts and authorized credits as a percentage of net revenues for 2004, 2005, and 2006 (in thousands, except percentages):

	Year Ended December 31,		
	2004	2005	2006
Net revenues	$3,271,309	$4,552,401	$5,969,741
Provision for doubtful accounts and authorized credits	$ 90,942	$ 89,499	$ 100,729
Provision for doubtful accounts and authorized credits as a % of net revenues	2.78%	1.97%	1.69%

Historically, our actual losses and credits have been consistent with these provisions. However, future changes in trends could result in a material impact to future consolidated statements of income and cash flows. Based on our results for the year ended December 31, 2006, a 25 basis point deviation from our estimates would have resulted in an increase or decrease in operating income of approximately $14.9 million. The following analysis demonstrates, for illustrative purposes only, the potential effect a 25 basis point deviation from our estimates would have upon our consolidated financial statements and is not intended to provide a range of exposure or expected deviation (in thousands, except per share data):

	−25 Basis Points	2006	+25 Basis Points
Provision for doubtful accounts and related authorized credits	$ 85,805	$ 100,729	$ 115,653
Income from operations	1,437,880	1,422,956	1,408,032
Net income	1,140,563	1,125,639	1,110,715
Diluted earnings per share	$ 0.80	$ 0.79	$ 0.78

Provision for Transaction Losses

Our Payments segment is exposed to transaction losses due to credit card and other payment misuse, as well as non-performance of sellers who accept payment through PayPal. We establish allowances for estimated losses arising from processing customer transactions, such as charge-backs for unauthorized credit card use and merchant-related charge-backs due to non-delivery of goods or services, Automated Clearing House, or ACH, returns, buyer protection program claims and debit card overdrafts. These allowances represent an accumulation of the estimated amounts necessary to provide for transaction losses incurred as of the reporting date, including those of which we have not yet been notified. The allowances, which involve the use of actuarial techniques, are monitored monthly and are updated based on actual claims data reported by our claims processors. The allowances are based on known facts and circumstances, internal factors including our experience with similar cases, historical trends involving loss payment patterns and the mix of transaction and loss types. The provision for transaction losses is reflected as a general and administrative expense in our consolidated statement of income. At December 31, 2006, the allowance for transaction losses totaled $79.5 million and was included in other current assets and accrued expenses and other current liabilities in our consolidated balance sheet.

The following table illustrates the provision for transaction losses as a percentage of total payment volume from PayPal operations for the years ended December 31, 2004, 2005 and 2006 (in thousands, except percentages):

	Year Ended December 31,		
	2004	2005	2006
Total payment volume	$18,915,000	$27,485,000	$37,752,000
Transaction loss expense	$ 50,459	$ 73,773	$ 126,439
As a % of total payment volume	0.27%	0.27%	0.33%

Determining appropriate allowances for transaction losses is an inherently uncertain process, and ultimate losses may vary from the current estimates. We regularly update our allowance estimates as new facts become known and events occur that may impact the settlement or recovery of losses. The allowances are maintained at a level we deem appropriate to adequately provide for losses incurred at the balance sheet date. Based on our results for the year ended December 31, 2006, a five basis point deviation from our estimates would have resulted in an increase or decrease in our operating expenses of approximately $18.9 million. The following analysis demonstrates, for illustrative purposes only, the potential effect a five basis point deviation from our estimates would have upon our consolidated financial statements for the year ended December 31, 2006, and is not intended to provide a range of exposure or expected deviation (in thousands, except per share data):

	−5 Basis Points	2006	+5 Basis Points
Transaction loss expense	$ 107,562	$ 126,439	$ 145,315
Income from operations	1,441,832	1,422,956	1,404,079
Net income	1,144,515	1,125,639	1,106,762
Diluted earnings per share	$ 0.80	$ 0.79	$ 0.78

Legal Contingencies

In connection with certain pending litigation and other claims, we have estimated the range of probable loss and provided for such losses through charges to our consolidated statement of income. These estimates have been based on our assessment of the facts and circumstances at each balance sheet date and are subject to change based upon new information and future events.

From time to time, we are involved in disputes that arise in the ordinary course of business, and we do not expect this trend to change in the future. We are currently involved in certain legal proceedings as discussed in "Item 3: Legal Proceedings" and "Note 8 — Commitments and Contingencies — Litigation and Other Legal Matters" to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. We believe that we have meritorious defenses to the claims against us, and we will defend ourselves vigorously. However, even if successful, our defense against certain actions will be costly and could divert our management's time. If the plaintiffs were to prevail on certain claims, we might be forced to pay significant damages and licensing fees, modify our business practices or even be prohibited from conducting a significant part of our business. Any such results could materially harm our business and could result in a material adverse impact on the financial position, results of operations or cash flows of all or any of our three businesses.

Accounting for Income Taxes

We are required to recognize a provision for income taxes based upon the taxable income and temporary differences for each of the tax jurisdictions in which we operate. This process requires a calculation of taxes payable under currently enacted tax laws around the world and an analysis of temporary differences between the book and tax bases of our assets and liabilities, including various accruals, allowances, depreciation and amortization. The tax effect of these temporary differences and the estimated tax benefit from our tax net operating losses are reported as deferred tax assets and liabilities in our consolidated balance sheet. We also assess the likelihood that our net deferred tax assets will be realized from future taxable income. To the extent we believe that it is more likely than not that some portion or all of the deferred tax asset will not be realized, we establish a valuation allowance. At December 31, 2006, we had a valuation allowance on certain foreign net operating losses based on our assessment that it is more likely than not that the deferred tax asset will not be realized. To the extent we establish a valuation allowance or change the allowance in a period, we reflect the change with a corresponding increase or decrease in our tax provision in our consolidated statement of income.

Our U.S. businesses generate sufficient cash flow to fully fund their operating requirements, and we expect that profits earned outside the U.S. will be fully utilized to fund our continued international expansion. Accordingly, we have not provided for U.S. federal income and foreign withholding taxes on non-U.S. subsidiaries' undistributed earnings as of December 31, 2006, because such earnings are intended to be reinvested indefinitely. In the event that our future international expansion plans change and such amounts are not reinvested indefinitely, we would be subject to U.S. income taxes partially offset by foreign tax credits.

The following table illustrates the effective tax rates for 2004, 2005, and 2006 (in thousands, except percentages):

	Year Ended December 31,		
	2004	2005	2006
Provision for income taxes	$343,885	$467,285	$421,418
As a % of income before income taxes	30%	30%	27%

Historically, these provisions have adequately provided for our actual income tax liabilities. Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuations of our deferred tax assets or liabilities, or by changes or interpretations in tax laws, regulations or accounting principles. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Based on our results for the year ended December 31, 2006, a one-percentage point change in our provision for income taxes as a percentage of income before taxes would have resulted in an increase or decrease in the provision of approximately $15.5 million. The following analysis demonstrates, for illustrative purposes only, the potential effect such a one-percentage point deviation change would have upon our consolidated financial statements and is not intended to provide a range of exposure or expected deviation (in thousands, except per share data):

	−100 Basis Points	2006	+100 Basis Points
Provision for income taxes	$ 405,947	$ 421,418	$ 436,889
Income from operations	1,438,427	1,422,956	1,407,485
Net income	1,141,110	1,125,639	1,110,168
Diluted earnings per share	$ 0.80	$ 0.79	$ 0.78

Advertising and Other Revenues

A portion of our net revenues result from fees associated with advertising and other services. Net revenues from advertising are derived principally from the sale of online advertisements for cash and through barter arrangements. Other net revenues are derived principally from contractual arrangements with third parties that provide transaction services to eBay and PayPal users and interest earned from banks on certain PayPal customer account balances. Advertising and other net revenues, including barter transactions, totaled 3% of our consolidated net revenues for each of the years ended December 31, 2004, 2005 and 2006, and were primarily generated by our Marketplaces segment. Revenue from barter arrangements totaled $1.4 million in 2006, $6.7 million in 2005 and $13.3 million in 2004. Certain judgments are involved in the determination of the appropriate revenue recognition, including, but not limited to, the assessment and allocation of fair values in multiple element arrangements, the appropriateness of gross or net revenue recognition and, for barter transactions, the existence of comparable cash transactions to establish fair values. Our advertising and other net revenues may be affected by the financial condition of the parties with whom we have these relationships and by the success of online services and promotions in general. Unlike our transaction revenues, advertising and other net revenues are derived from a relatively concentrated customer base.

Goodwill and Intangible Assets

The purchase price of an acquired company is allocated between intangible assets and the net tangible assets of the acquired business with the residual of the purchase price recorded as goodwill. The determination of the value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

At December 31, 2006 our goodwill totaled $6.5 billion and our identifiable intangible assets totaled $683.0 million. We assess the impairment of goodwill of our reportable units annually, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable. This assessment is based upon a discounted cash flow analysis and analysis of our market capitalization. The estimate of cash flow is based upon, among other things, certain assumptions about expected future operating performance and an appropriate discount rate determined by our management. Our estimates of discounted cash flows may differ from actual cash flows due to, among other things, economic conditions, changes to its business model or changes in operating performance. Additionally, certain estimates of discounted cash flows involve businesses with limited financial history and developing revenue models which increase the risk of differences between the projected and actual performance. Significant differences between these estimates and actual cash flows could materially affect our future financial results. We completed our annual goodwill impairment test as of August 31, 2006 and determined that no adjustment to the carrying value of goodwill for any of our reportable units was required. We have determined that no events or circumstances from that date through December 31, 2006 indicate that a further assessment was necessary. There was no impairment of goodwill or identifiable intangible assets in 2006, 2005 and 2004.

Stock-Based Compensation

On January 1, 2006, we adopted FAS 123(R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors including employee stock options and employee stock purchases based on estimated fair values. Stock-based compensation expense recognized for 2006 was $317.4 million, which consisted of stock-based compensation expense related to stock options and employee stock purchases. For 2005 and 2004, stock-based compensation expense of $31.8 million and $5.8 million, respectively, was recognized under previous accounting standards. See "Note 12 — Stock-Based Plans" to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional information.

We calculated the fair value of each option award on the date of grant using the Black-Scholes option pricing model. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. The use of a Black-Scholes model requires extensive actual employee exercise behavior data and a number of complex assumptions including expected life, expected volatility, risk-free interest rate and dividend yield. The weighted-average grant-date fair value of stock options granted during 2006 was $10.47 per share, using the Black-Scholes model with the following weighted-average assumptions:

Risk-free interest rates	4.7%
Expected life	3 years
Dividend yield	0%
Expected volatility	36%

Our computation of expected volatility for 2006 was based on a combination of historical and market-based implied volatility from traded options on our stock. Prior to 2006, our computation of expected volatility was based on historical volatility. Our computation of expected life was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48"), which is a change in accounting for income taxes. Among other provisions, FIN 48: specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance. FIN 48 is effective for fiscal years beginning after December 15, 2006 and as a result, is effective for us in the first quarter of 2007. We have not yet completed our evaluation of the impact of adoption on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (FAS 157). FAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. We will be required to adopt the provisions on FAS 157 beginning with our first quarter ending March 31, 2007. We do not believe that the adoption of the provisions of FAS 157 will materially impact our consolidated financial statements.

Effective December 31, 2006, we adopted the recognition and disclosure provisions of SFAS No. 158, "Employers Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)," (FAS 158). These provisions did not materially impact our consolidated financial statements. FAS 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit pension and other postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This statement also requires plan assets and obligations to be measured as of the employer's balance sheet date. The measurement provision of this statement will be effective for years beginning after December 15, 2008 with early adoption encouraged. We have not yet adopted the measurement date provisions of this statement.

In 2006, we adopted Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements" (SAB 108), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The adoption of SAB 108 did not impact our consolidated financial statements.

ITEM 7A: *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Interest Rate Risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash equivalents and short-term and long-term investments in a variety of securities, including government and corporate securities and money market funds. These securities are generally classified as available for sale and consequently are recorded on the balance sheet at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss), net of estimated tax.

Investments in both fixed-rate and floating-rate interest-earning instruments carry varying degrees of interest rate risk. The fair market value of our fixed-rate securities may be adversely impacted due to a rise in interest rates. In general, securities with longer maturities are subject to greater interest-rate risk than those with shorter maturities. While floating rate securities generally are subject to less interest-rate risk than fixed-rate securities, floating-rate securities may produce less income than expected if interest rates decrease. Due in part to these factors, our investment income may fall short of expectations or we may suffer losses in principal if securities are sold that have declined in market value due to changes in interest rates. As of December 31, 2006, our fixed-income investments earned a pretax yield of approximately 4.7%, with a weighted average maturity of two months. If interest rates were to instantaneously increase (decrease) by 100 basis points, the fair market value of our total investment portfolio could decrease (increase) by approximately $1.3 million.

Equity Price Risk

We are exposed to equity price risk on the marketable portion of equity instruments and equity method investments we hold, typically as the result of strategic investments in third parties that are subject to considerable market risk due to their volatility. We typically do not attempt to reduce or eliminate our market exposure in these equity investments. We did not record an impairment charge during the years ended December 31, 2006, 2005 or 2004 relating to the other-than-temporary impairment in the fair value of equity investments. At December 31, 2006, the total carrying value of our equity instruments and equity method investments was $65.5 million.

Foreign Currency Risk

International net revenues result from transactions by our foreign operations and are typically denominated in the local currency of each country. These operations also incur most of their expenses in the local currency. Accordingly, certain foreign operations use the local currency, which is primarily the Euro, and to a lesser extent, the British pound, as their functional currency. Our international operations are subject to risks typical of international operations, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, our future results could be materially adversely impacted by changes in these or other factors. In addition, at December 31, 2006, we held balances in cash, cash equivalents and investments outside the U.S. totaling approximately $2.3 billion.

Transaction Exposure

As of December 31, 2006, we had outstanding forward foreign exchange hedge contracts with notional values equivalent to approximately $188.4 million with maturity dates within 31 days. The hedge contracts are used to offset changes in the functional currency value of assets and liabilities denominated in foreign currencies as a result of currency fluctuations. Transaction gains and losses on the contracts and the assets and liabilities are recognized each period in our consolidated statement of income.

Translation Exposure

Foreign exchange rate fluctuations may adversely impact our financial position as the assets and liabilities of our foreign operations are translated into U.S. dollars in preparing our consolidated balance sheet. The effect of foreign exchange rate fluctuations on our consolidated financial position for the year ended December 31, 2006, was a net translation gain of approximately $588.2 million. This gain is recognized as an adjustment to stockholders' equity through accumulated other comprehensive income. Additionally, foreign exchange rate fluctuations may adversely impact our consolidated results of operations as exchange rate fluctuations on transactions denominated in currencies other than our functional currencies result in gains and losses that are reflected in our consolidated statement of income.

We consolidate the earnings of our international subsidiaries by converting them into U.S. dollars in accordance with SFAS No. 52 "Foreign Currency Translation" (FAS 52). Such earnings will fluctuate when there is a change in foreign currency exchange rates. We enter into transactions to hedge portions of our foreign currency denominated earnings translation exposure using either forward exchange contracts or other instruments. All contracts that hedge translation exposure mature ratably over the quarter in which they are executed. During the year ended December 31, 2006, the realized gains and losses related to these hedges were not significant.

A hypothetical uniform 10% strengthening or weakening in the value of the U.S. dollar relative to the Euro, British pound and Korean won in which our revenues and profits are denominated would result in a decrease/increase to operating income of approximately $110 million. There are inherent limitations in the sensitivity analysis presented, primarily due to the assumption that foreign exchange rate movements are linear and instantaneous. As a result, the analysis is unable to reflect the potential effects of more complex market changes that could arise, which may positively or negatively affect income.

Economic Exposure

We currently charge our international subsidiaries on a monthly basis for their use of intellectual property and technology and for certain corporate services provided by eBay and PayPal. These charges are denominated in Euros and these forecasted inter-company transactions represent a foreign currency cash flow exposure. To reduce foreign exchange risk relating to these forecasted inter-company transactions, we entered into forward exchange contracts or other instruments during the year ended December 31, 2006. The objective of the forward contracts is to ensure that the U.S. dollar-equivalent cash flows are not adversely affected by changes in the U.S. dollar/Euro exchange rate. Pursuant to SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), we expect the hedge of certain of these forecasted transactions using the forward contracts to be highly effective in offsetting potential changes in cash flows attributed to a change in the U.S. dollar/Euro exchange rate. Accordingly, we record as a component of other comprehensive income all unrealized gains and losses related to the forward contracts that receive hedge accounting treatment. We record all unrealized gains and losses in interest and accumulated other income, net, related to the forward contracts that do not receive hedge accounting treatment pursuant to FAS 133. During the years ended December 31, 2004, 2005 and 2006, the realized gains and losses related to these hedges were not significant. The notional amount of our economic hedges receiving hedge accounting treatment and the losses, net of gains, recorded to accumulated other comprehensive income as of December 31, 2004 was $140.2 million and $3.4 million, respectively. The notional amount of our economic hedges receiving hedge accounting treatment and the loss, net of gains, recorded to accumulated other comprehensive income as of December 31, 2005 was $203.0 million and $200,000 respectively. We did not have any economic hedges in place as of December 31, 2006.

ITEM 8: *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The consolidated financial statements and accompanying notes listed in Part IV, Item 15(a)(1) of this Annual Report on Form 10-K are included elsewhere in this Annual Report.

ITEM 9: *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

ITEM 9A: *CONTROLS AND PROCEDURES*

Evaluation of disclosure controls and procedures. Based on the evaluation of our disclosure controls and procedures (as defined in the Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, or the Exchange Act) required by Exchange Act Rules 13a-15(b) or 15d-15(b), our principal executive officer and our principal financial officer have concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective.

Changes in internal controls. There were no changes in our internal controls over financial reporting as defined in Exchange Act Rule 13a-15(f) that occurred during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2006. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that is included elsewhere in this Annual Report on Form 10-K.

ITEM 9B: *OTHER INFORMATION*

Not applicable.

PART III

ITEM 10: *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Incorporated by reference from our Proxy Statement for our 2007 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the year ended December 31, 2006.

Code of Ethics, Governance Guidelines and Committee Charters

We have adopted a *Code of Business Conduct and Ethics* that applies to all eBay employees. We have also adopted a *Code of Ethics for Senior Financial Officers* that applies to our senior financial officers, including our principal executive officer, principal financial officer and principal accounting officer. The *Code of Ethics for Senior Financial Officers* is posted on our website at *http://investor.ebay.com/governance.cfm. We will post any amendments to or waivers from the Code of Ethics for Senior Financial Officers* at that location.

We have also adopted *Governance Guidelines for the Board of Directors* and a written committee charter for each of our Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee. Each of these documents is available on our website at *http://investor.ebay.com/governance.cfm.*

ITEM 11: *EXECUTIVE COMPENSATION*

Incorporated by reference from our Proxy Statement for our 2007 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the year ended December 31, 2006.

ITEM 12: *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Incorporated by reference from our Proxy Statement for our 2007 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the year ended December 31, 2006.

ITEM 13: *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Incorporated by reference from our Proxy Statement for our 2007 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the year ended December 31, 2006.

ITEM 14: *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Incorporated by reference from our Proxy Statement for our 2007 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the year ended December 31, 2006.

PART IV

ITEM 15: *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as part of this report:

1. *Consolidated Financial Statements:*

2. *Financial Statement Schedules:*

All other schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

3. *Exhibits.*

No.	Exhibit Description	Filed with this 10-K	Incorporated by Reference		
			Form	File No.	Date Filed
2.01	Sale and Purchase Agreement dated as of September 11, 2005, by and among Registrant, Skype Technologies S.A. and the parties identified on Schedule 1 thereto.		8-K	000-24821	9/15/2005
2.02	Earn Out Agreement dated as of September 11, 2005, by and among Registrant, Skype Technologies S.A. and the parties identified on Schedule 1 thereto.		8-K	000-24821	9/15/2005
2.03	Form of Option Assumption Agreement.		8-K	000-24821	10/18/2005
2.04	Form of EMI Rollover Agreement.		8-K	000-24821	10/18/2005
2.05	Amendment No. 1 to Earn Out Agreement dated as of December 29, 2005, by and among Registrant, Skype Technologies S.A. and the parties identified on Schedule I thereto.		10-K	000-24821	2/24/2006
3.01	Registrant's Amended and Restated Certificate of Incorporation.		10-Q	000-24821	7/27/2005
3.02	Registrant's Amended and Restated By-laws.		10-Q	000-24821	11/13/1998
4.01	Form of Specimen Certificate for Registrant's Common Stock.		S-1	333-59097	8/19/1998
4.02	Registration Rights Agreement dated as of September 11, 2005, by and among Registrant and the parties identified on Schedule I thereto.		8-K	000-24821	9/15/2005
10.01+	Form of Indemnity Agreement entered into by Registrant with each of its directors and executive officers.		S-1	333-59097	7/15/1998
10.02+	Registrant's 1996 Stock Option Plan, as amended.		S-1	333-59097	7/15/1998
10.03+	Registrant's 1997 Stock Option Plan, as amended.	X			
10.04+	Registrant's 1998 Equity Incentive Plan, as amended.	X			
10.05+	Form of Stock Bonus Agreement under Registrant's 1998 Equity Incentive Plan.		10-Q	000-24821	10/27/2004
10.06+	Form of Stock Option Agreement under Registrant's 1998 Equity Incentive Plan.		10-Q	000-24821	10/27/2004
10.07+	Form of Restricted Stock Unit Agreement under Registrant's 1998 Equity Incentive Plan.	X			
10.08+	Registrant's Amended and Restated 1998 Employee Stock Purchase Plan.		S-8	333-117913	8/4/2004
10.09+	Registrant's 1998 Directors Stock Option Plan, as amended.	X			
10.10+	Registrant's 1999 Global Equity Incentive Plan, as amended.	X			
10.11+	Form of Stock Option Agreement under Registrant's 1999 Global Equity Incentive Plan.		10-Q	000-24821	10/27/2004
10.12+	Form of Restricted Stock Unit Agreement under Registrant's 1999 Global Equity Incentive Plan.	X			

No.	Exhibit Description	Filed with this 10-K	Incorporated by Reference		
			Form	File No.	Date Filed
10.13+	Registrant's 2001 Equity Incentive Plan, as amended.	X			
10.14+	Form of Stock Option Agreement under Registrant's 2001 Equity Incentive Plan.		10-Q	000-24821	10/27/2004
10.15+	Registrant's 2003 Deferred Stock Unit Plan, as amended.	X			
10.16+	Form of 2003 Deferred Stock Unit Plan Electing Director Award Agreement, as amended.		10-Q	000-24821	4/25/2006
10.17+	Form of 2003 Deferred Stock Unit Plan New Director Award Agreement, as amended.		10-Q	000-24821	4/25/2006
10.18+	eBay Incentive Plan.		10-Q	000-24821	7/27/2005
10.19+	Summary of Compensation Payable to Named Executive Officers.		10-Q	000-24821	4/25/2006
10.20+	Employment Letter Agreement dated January 16, 1998, between Margaret C. Whitman and Registrant.		S-1	333-59097	8/19/1998
10.21+	Stock Option Agreement dated June 9, 1998 between Registrant and Scott D. Cook.		10-K	000-24821	3/31/2003
10.22+	Employment Letter Agreement dated August 20, 1998, between Michael R. Jacobson and Registrant.		S-1	333-59097	9/1/1998
10.23+	Offer Letter to William C. Cobb dated November 22, 2000.		10-K	000-24821	3/25/2002
10.24+	Offer Letter to John Donahoe dated November 16, 2004.		8-K	000-24821	2/24/2005
10.25+	Offer Letter to Elizabeth Axelrod dated December 7, 2004 and addendum thereto dated February 16, 2005.		8-K	000-24821	3/10/2005
10.26+	Offer Letter to Robert H. Swan dated February 10, 2006.		8-K	000-24821	2/21/2006
10.27+	Letter Agreement regarding supplemental relocation assistance dated July 12, 2006 to Robert H. Swan.		8-K	000-24821	7/13/2006
10.28+	Separation Agreement dated as of August 8, 2006 between Registrant and Maynard Webb.		10-Q	000-24821	10/30/2006
10.29+	Separation Agreement dated as of September 11, 2006 between Registrant and Jeffrey Jordan.		10-Q	000-24821	10/30/2006
10.30+	Consulting Agreement dated as of September 11, 2006 between Registrant and Jeffrey Jordan.		10-Q	000-24821	10/30/2006
10.31	Credit Agreement, dated as of November 7, 2006, by and among Registrant, Bank of America, N.A., as Administrative Agent, and the other lenders named from time to time therein.		8-K	000-24821	11/13/2006
21.01	List of Subsidiaries.	X			
23.01	PricewaterhouseCoopers LLP consent.	X			
24.01	Power of Attorney (see signature page).	X			
31.01	Certification of Registrant's Chief Executive Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.	X			

No.	Exhibit Description	Filed with this 10-K	Incorporated by Reference		
			Form	File No.	Date Filed
31.02	Certification of Registrant's Chief Financial Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.	X			
32.01	Certification of Registrant's Chief Executive Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002.	X			
32.02	Certification of Registrant's Chief Financial Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002.	X			

+ Indicates a management contract or compensatory plan or arrangement

(b) See the Exhibits listed under Item 15 (a) (3) above.

(c) The financial statement schedules required by this item are listed under Item 15 (a) (2) above.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of eBay Inc.:

We have completed integrated audits of eBay Inc.'s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of eBay Inc. and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
February 27, 2007

eBay Inc.

CONSOLIDATED BALANCE SHEET

	December 31,	
	2005	2006
	(In thousands, except par value amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,313,580	$ 2,662,792
Short-term investments	774,650	542,103
Accounts receivable, net	322,788	393,195
Funds receivable from customers	255,282	399,297
Restricted cash	29,702	12,738
Other current assets	487,235	960,461
Total current assets	3,183,237	4,970,586
Long-term investments	825,667	277,853
Property and equipment, net	801,602	998,196
Goodwill	6,120,079	6,544,278
Intangible assets, net	823,280	682,977
Other assets	35,121	20,121
	$11,788,986	$13,494,011
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 55,692	$ 83,392
Funds payable and amounts due to customers	586,651	1,159,952
Accrued expenses and other current liabilities	578,557	681,669
Deferred revenue and customer advances	81,940	128,964
Income taxes payable	182,095	464,418
Total current liabilities	1,484,935	2,518,395
Deferred tax liabilities, net	215,682	31,784
Other liabilities	40,388	39,200
Total liabilities	1,741,005	2,589,379
Commitments and Contingencies (Note 8)		
Stockholders' equity:		
Common Stock, $0.001 par value; 3,580,000 shares authorized; 1,404,183 and 1,368,512 shares outstanding	1,412	1,431
Additional paid-in capital	7,272,742	8,034,282
Unearned stock-based compensation	(45,540)	—
Treasury stock at cost, 7,531 and 62,250 shares	(274)	(1,669,428)
Retained earnings	2,716,511	3,842,150
Accumulated other comprehensive income	103,130	696,197
Total stockholders' equity	10,047,981	10,904,632
	$11,788,986	$13,494,011

The accompanying notes are an integral part of these consolidated financial statements.

eBay Inc.

CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31,		
	2004	2005	2006
	(In thousands, except per share amounts)		
Net revenues	$3,271,309	$4,552,401	$5,969,741
Cost of net revenues	614,415	818,104	1,256,792
Gross profit	2,656,894	3,734,297	4,712,949
Operating expenses:			
Sales and marketing	815,464	1,185,929	1,619,857
Product development	240,647	328,191	494,695
General and administrative	475,614	649,529	978,363
Amortization of acquired intangible assets	65,927	128,941	197,078
Total operating expenses	1,597,652	2,292,590	3,289,993
Income from operations	1,059,242	1,441,707	1,422,956
Interest and other income, net	77,867	111,148	130,021
Interest expense	(8,879)	(3,478)	(5,916)
Income before income taxes and minority interests	1,128,230	1,549,377	1,547,061
Provision for income taxes	(343,885)	(467,285)	(421,418)
Minority interests	(6,122)	(49)	(4)
Net income	$ 778,223	$1,082,043	$1,125,639
Net income per share:			
Basic	$ 0.59	$ 0.79	$ 0.80
Diluted	$ 0.57	$ 0.78	$ 0.79
Weighted average shares:			
Basic	1,319,458	1,361,708	1,399,251
Diluted	1,367,720	1,393,875	1,425,472

The accompanying notes are an integral part of these consolidated financial statements.

eBay Inc.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2004	2005	2006
		(In thousands)	
Net income	$778,223	$1,082,043	$1,125,639
Other comprehensive income (loss):			
Foreign currency translation	139,523	(140,459)	588,150
Unrealized gains (losses) on investments	(8,703)	1,922	8,327
Unrealized gains (losses) on cash flow hedges	5,525	1,297	(194)
Estimated tax benefit/(provision) on above items	1,102	(1,272)	(3,216)
Other comprehensive income (loss):	137,447	(138,512)	593,067
Comprehensive income	$915,670	$ 943,531	$1,718,706

The accompanying notes are an integral part of these consolidated financial statements.

eBay Inc.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

	Year Ended December 31,		
	2004	2005	2006
		(In thousands)	
Common stock:			
Balance, beginning of year	$ 1,307	$ 1,347	$ 1,412
Common stock issued	40	65	19
Balance, end of year	1,347	1,412	1,431
Additional paid-in-capital:			
Balance, beginning of year	3,936,776	4,855,983	7,272,742
Common stock issued	650,985	1,862,199	331,899
Stock-based compensation	6,239	107,981	326,616
Stock option income tax benefit	261,983	446,579	148,565
Reclassification to additional paid-in-capital on adoption of FAS 123(R)	—	—	(45,540)
Balance, end of year	4,855,983	7,272,742	8,034,282
Unearned stock-based compensation:			
Balance, beginning of year	(2,008)	(4,825)	(45,540)
Unearned stock-based compensation, net	(4,068)	(64,726)	—
Amortization of unearned stock-based compensation	1,251	24,011	—
Reclassification to additional paid-in-capital on adoption of FAS 123(R)	—	—	45,540
Balance, end of year	(4,825)	(45,540)	—
Treasury stock at cost:			
Balance, beginning of year	(274)	(274)	(274)
Common stock repurchased	—	—	(1,669,154)
Balance, end of year	(274)	(274)	(1,669,428)
Retained earnings:			
Balance, beginning of year	856,245	1,634,468	2,716,511
Net income	778,223	1,082,043	1,125,639
Balance, end of year	1,634,468	2,716,511	3,842,150
Accumulated other comprehensive income:			
Balance, beginning of year	104,196	241,642	103,130
Change in unrealized gain (loss) on investments, net of tax	(5,392)	1,169	5,033
Change in unrealized gain (loss) on cash flow hedges, net of tax	3,315	778	(116)
Foreign currency translation adjustment	139,523	(140,459)	588,150
Balance, end of year	241,642	103,130	696,197
Total stockholders' equity	$6,728,341	$10,047,981	$10,904,632
Number of Shares			
Common stock:			
Balance, beginning of year	1,298,586	1,338,608	1,404,183
Common stock issued	40,022	65,575	19,048
Common stock repurchased	—	—	(54,719)
Balance, end of year	1,338,608	1,404,183	1,368,512

The accompanying notes are an integral part of these consolidated financial statements.

eBay Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,		
	2004	2005	2006
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 778,223	$ 1,082,043	$ 1,125,639
Adjustments:			
Provision for doubtful accounts and authorized credits	90,942	89,499	100,729
Provision for transaction losses	50,459	73,773	126,439
Depreciation and amortization	253,690	378,165	544,552
Stock-based compensation expense	5,832	31,772	317,410
Tax benefit on the exercise of stock options	261,983	267,142	148,565
Excess tax benefits from stock-based compensation	—	—	(92,371)
Deferred income taxes	28,652	91,690	(227,850)
Minority interests	6,122	49	4
Changes in assets and liabilities, net of acquisition effects:			
Accounts receivable	(105,540)	(151,993)	(169,750)
Funds receivable and customer accounts	(44,751)	(132,606)	(146,900)
Other current assets	(312,756)	(49,371)	(443,530)
Other non-current assets	(308)	(4,612)	10,126
Accounts payable	(33,975)	564	32,986
Funds payable and amounts due to customers	216,967	251,870	575,137
Accrued expenses and other liabilities	39,618	17,013	(31,026)
Deferred revenue and customer advances	20,061	3,646	47,859
Income taxes payable	30,096	61,247	329,772
Net cash provided by operating activities	1,285,315	2,009,891	2,247,791
Cash flows from investing activities:			
Purchases of property and equipment, net	(292,838)	(338,281)	(515,448)
Proceeds from sale of corporate aircraft	—	28,290	—
Purchases of investments	(1,754,808)	(1,324,353)	(583,263)
Maturities and sales of investments	1,079,548	1,928,539	1,380,227
Acquisitions, net of cash acquired	(1,036,476)	(2,732,230)	(45,505)
Other	(8,646)	(14,696)	(7,158)
Net cash (used in) provided by investing activities	(2,013,220)	(2,452,731)	228,853
Cash flows from financing activities:			
Proceeds from issuance of common stock, net	650,638	599,845	313,482
Repurchases of common stock	—	—	(1,666,540)
Excess tax benefits from stock-based compensation	—	—	92,371
Payment of headquarters facility lease obligation	—	(126,390)	—
Principal payments on long-term obligations	(2,969)	(1,849)	—
Net cash provided by (used in) financing activities	647,669	471,606	(1,260,687)
Effect of exchange rate changes on cash and cash equivalents	28,768	(45,231)	133,255
Net increase (decrease) in cash and cash equivalents	(51,468)	(16,465)	1,349,212
Cash and cash equivalents at beginning of period	1,381,513	1,330,045	1,313,580
Cash and cash equivalents at end of period	$ 1,330,045	$ 1,313,580	$ 2,662,792
Supplemental cash flow disclosures:			
Cash paid for interest	$ 8,234	$ 3,478	$ 5,916
Cash paid for income taxes	13,875	40,256	179,169
Non-cash investing and financing activities:			
Common stock options assumed pursuant to acquisition	—	107,862	—
Common stock issued for acquisition	—	1,262,674	18,436

The accompanying notes are an integral part of these consolidated financial statements.

eBay Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — The Company and Summary of Significant Accounting Policies:

The Company

eBay Inc. ("eBay") was incorporated in California in May 1996, and reincorporated in Delaware in April 1998. eBay's purpose is to pioneer new communities around the world, built on commerce, sustained by trust, and inspired by opportunity. eBay brings together millions of buyers and sellers every day on a local, national and international basis through an array of websites. eBay provides online marketplaces for the sale of goods and services, online payment services and online communication offerings to a diverse community of individuals and businesses.

eBay has three operating segments: Marketplaces, Payments and Communications. The Marketplaces segment enables online commerce through a variety of different platforms, including the traditional eBay auction site, our classifieds websites, and our comparison shopping site, Shopping.com. The Payments segment, which consists of our PayPal, Inc. ("PayPal") business, enables individuals or businesses to securely, easily and quickly send and receive payments online. The Communications segment, which consists of our Skype Technologies SA ("Skype") business, enables Voice over Internet Protocol (VoIP) calls between Skype users, as well as provides low-cost connectivity to traditional fixed-line and mobile telephones.

When we refer to "we," "our," "us" or "eBay" in this document, we mean the current Delaware corporation (eBay Inc.) and its California predecessor, as well as all of our consolidated subsidiaries.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to provisions for doubtful accounts and authorized credits, the provision for transaction losses, legal contingencies, income taxes, advertising and other non-transaction revenues, and goodwill and intangible assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Principles of consolidation and basis of presentation

The accompanying financial statements are consolidated and include the financial statements of eBay and our majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The consolidated financial statements include 100% of the assets and liabilities of these majority-owned subsidiaries and the ownership interests of minority investors are recorded as minority interests. Investments in entities where we hold more than a 20% but less than a 50% ownership interest and have the ability to significantly influence the operations of the investee are accounted for using the equity method of accounting and the investment balance is included in long-term investments, while our share of the investees' results of operations is included in interest and other income, net. Investments in entities where we hold less than a 20% ownership interest and where we do not have the ability to significantly influence the operations of the investee are accounted for using the cost method of accounting and are included in long-term investments.

Certain prior period balances have been reclassified to conform to the current period presentation.

Fair value of financial instruments

Cash and cash equivalents are short-term, highly liquid investments with original or remaining maturities of three months or less when purchased. Our financial instruments, including cash, cash equivalents, accounts receivable, funds receivable, accounts payable, and funds payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

Short and long-term investments, which include marketable equity securities and government and corporate bonds, are classified as available-for-sale and reported at fair value using the specific identification method. Unrealized gains and losses are excluded from earnings and reported as a component of other comprehensive income (loss), net of related estimated tax provisions or benefits. Additionally, we assess whether an other-than-temporary impairment loss on our investments has occurred due to declines in fair value or other market conditions. Declines in fair value that are considered other than temporary are recorded as an impairment of investments in the consolidated statement of income.

Derivative instruments

We recognize all derivative instruments on the balance sheet at fair value. Changes in the fair value (i.e., gains or losses) of the derivatives are recorded each period in the consolidated statement of income or accumulated other comprehensive income (loss). For a derivative designated as a cash flow hedge, the gain or loss on the derivative is initially reported as a component of accumulated other comprehensive income (loss) and subsequently reclassified into the consolidated statement of income when the hedged transaction affects earnings. For derivatives recognized as a fair value hedge, the gain or loss on the derivative in the period of change and the offsetting loss or gain of the hedged item attributed to the hedged risk, are recognized in the consolidated statement of income. For derivatives not recognized as hedges, the gain or loss on the derivative in the period of change is recognized as interest and other income, net.

Concentrations of credit risk

Our cash, cash equivalents, accounts receivable and funds receivable are potentially subject to concentration of credit risk. Cash and cash equivalents are placed with financial institutions that management believes are of high credit quality. Our accounts receivable are derived from revenue earned from customers located in the U.S. and internationally. Accounts receivable balances are settled through customer credit cards, debit cards, and PayPal accounts, with the majority of accounts receivable collected upon processing of credit card transactions. We maintain an allowance for doubtful accounts receivable and authorized credits based upon our historical experience. Historically, such losses have been within our expectations. However, unexpected or significant future changes in trends could result in a material impact to future statements of income or cash flows. Due to the relatively small dollar amount of individual accounts receivable, we generally do not require collateral on these balances. The provision for doubtful accounts is recorded as a charge to general and administrative expense, while the provision for authorized credits is recognized as a reduction of net revenues.

During the years ended December 31, 2004, 2005, and 2006, no customers accounted for more than 10% of net revenues. As of December 31, 2005 and 2006, no customers accounted for more than 10% of net accounts receivable.

Allowances for transaction losses

Our Payments segment is exposed to transaction losses due to fraud, as well as non-performance of customers. We establish allowances for estimated losses arising from processing customer transactions, such as charge-backs for unauthorized credit card use and merchant related charge-backs due to non-delivery of goods or services, Automated Clearing House, or ACH, returns, and debit card overdrafts. These allowances represent an accumulation of the estimated amounts necessary to provide for transaction losses incurred as of the reporting date, including those to which we have not yet been notified. The allowances, which involve the use of actuarial techniques, are monitored monthly and are updated based on actual claims data reported by our claims processors. The allowances are based on known facts and circumstances, internal factors including our experience with similar cases, historical trends involving loss payment patterns and the mix of transaction and loss types. Additions to the allowance, in the form of provisions, are reflected as a general and administrative expense in our consolidated statement of income. At December 31, 2005 and 2006, the allowance for transaction losses totaled $50.3 million and $79.5 million, respectively, and was included as an offset to other current assets and accrued expenses and other current liabilities in our consolidated balance sheet.

Foreign currency

The majority of our foreign subsidiaries use the local currency of their respective countries as their functional currency. Assets and liabilities are translated at exchange rates prevailing at the balance sheet dates. Revenues, costs and expenses are translated into United States dollars at average exchange rates for the period. Gains and losses resulting from translation are recorded as a component of accumulated other comprehensive income (loss).

Realized gains and losses from foreign currency transactions are recognized as interest and other income, net.

Funds receivable and funds payable to customers

Funds receivable and payable relate to our Payments segment and arise due to the time taken to clear transactions through external payment networks. When customers fund their account using their bank account or credit card, or withdraw money from their bank account or through a debit card transaction, there is a clearing period before the cash is received or sent by PayPal, usually one to three business days for U.S. transactions, and up to five business days for international transactions. Hence, these funds are treated as a receivable or payable until the cash is settled.

Customer accounts

Based on differences in regulatory requirements and commercial law in the jurisdictions where PayPal operates, PayPal holds customer balances either as direct claims against PayPal or as an agent or custodian on behalf of PayPal's customers. Customer balances held as direct claims against PayPal are included on our consolidated balance sheet as customer accounts with an offsetting current liability in funds payable and amounts due to customers. The customer accounts can be invested only in specified types of liquid assets. Customer accounts on our consolidated balance sheet as of December 31, 2006 included approximately $180 million from direct non-custodial customer relationships established in conjunction with PayPal's Asia Pacific headquarters during 2006.

All customer funds held by PayPal as an agent or custodian on behalf of our customers are not reflected in our consolidated balance sheet. These off-balance sheet funds total approximately $1.2 billion and $1.5 billion as of December 31, 2005 and 2006, respectively. These off-balance sheet funds include funds held in the U.S. that are deposited in bank accounts insured by the Federal Deposit Insurance Corporation and funds that customers choose to invest in PayPal's Money Market Fund.

Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, generally, one to three years for computer equipment and software, up to 30 years for buildings and building improvements, ten years for aviation equipment, the shorter of five years or the term of the lease for leasehold improvements, three years for furniture and fixtures and three years for vehicles.

Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Intangible assets resulting from the acquisitions of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. Identifiable intangible assets are comprised of purchased customer lists and user base, trademarks and trade names, developed technologies, and other intangible assets. Identifiable intangible assets are being amortized over the period of estimated benefit using the straight-line method and estimated useful lives ranging from one to eight years. Goodwill is not subject to amortization, but is subject to at least an annual assessment for impairment, applying a fair-value based test.

Impairment of long-lived assets

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net cash flow the asset is expected to generate. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value. We assess the recoverability of our long-lived and intangible assets by determining whether the unamortized balances can be recovered through undiscounted future net cash flows of the related assets. The amount of impairment, if any, is measured based on projected discounted future net cash flows.

We evaluate goodwill, at a minimum, on an annual basis and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies' data. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. We conducted our annual impairment test as of August 31, 2006 and determined there was no impairment. There were no events or circumstances from that date through December 31, 2006 that would impact this assessment.

Revenue recognition

Our net revenues result from transaction, advertising and other fees generated in our Marketplaces, Payments and Communications segments. Revenues are recognized when evidence of an arrangement exists, the fee is fixed and determinable, no significant obligation remains and collection of the receivable is reasonably assured.

Our Marketplaces segment generates transaction revenues for listing and feature fees and lead referral fees. Listing and feature fee revenues are recognized ratably over the estimated period of the listing, while revenues related to final value fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when at least one buyer has bid above the seller's specified minimum price or reserve price, whichever is higher, at the end of the transaction term. Lead referral fee revenue is generated from lead referral fees based on the number of times a user clicks through to a merchant's website from our websites. Lead referral fees are recognized in the period in which the user clicks through to the merchant's website.

Our Payments segment earns transaction revenues from processing transactions for certain customers. Revenues resulting from a payment processing transaction is recognized once the transaction is complete.

Our Communications segment revenues are recognized when the related service offering is provided. The majority of Communications segment transaction revenues are prepaid. We record customer advances for prepaid amounts in excess of revenues recognized.

Our advertising revenues are derived principally from the sale of online advertisements. To date, the duration of our advertising contracts has ranged from one week to five years, but is generally one week to one year. Advertising revenues on contracts are recognized as "impressions" (i.e., the number of times that an advertisement appears in pages viewed by users of our websites) are delivered or ratably over the term of the agreement where such agreements provide for minimum monthly or quarterly advertising commitments or where such commitments are fixed throughout the term. Barter transactions are valued on amounts realized in similar cash transactions occurring within six months prior to the date of the barter transaction. To the extent that significant delivery obligations remain at the end of a period or collection of the resulting account receivable is not considered probable, revenues are deferred until the obligation is satisfied or the uncertainty is resolved. These amounts are included in deferred revenues in our consolidated balance sheet. Revenue from barter arrangements totaled $13.3 million, $6.7 million and $1.4 million for the years ended December 31, 2004, 2005 and 2006, respectively, with the reciprocal arrangements being recognized as an operating expense. In general, the services are received in the same period in which the reciprocal services are provided. In certain circumstances, we are required to record, as a reduction of revenue, payments to a party who is also a customer. These payments primarily consist of certain promotional activities which result in payments to our users.

Our other revenues are derived principally from contractual arrangements with third parties that provide transaction services to eBay and PayPal users and interest earned from banks on certain PayPal customer account balances. Revenues from contractual arrangements with third parties are recognized as the contracted services are delivered to end users. Revenues from interest income are recognized when earned.

We evaluate whether payments made to customers or revenues earned from vendors have a separate identifiable benefit and whether they are fairly valued in determining the appropriate classification of the related revenues and expense. For revenue agreements with multiple deliverables we ensure all undelivered elements are accounted for at fair value.

Provisions for doubtful accounts, transaction losses and authorized credits are made at the time of revenue recognition based upon our historical experience. The provision for doubtful accounts and transaction losses are recorded as charges to operating expense, while the provision for authorized credits is recognized as a reduction of net revenues.

Product development costs

Costs related to the planning and post implementation phases of our website development efforts are recorded as an operating expense. Direct costs incurred in the development phase are capitalized and amortized over the product's estimated useful life of one to three years as charges to cost of net revenues.

Advertising expense

We expense the costs of producing advertisements at the time production occurs and expense the cost of communicating advertising in the period during which the advertising space or airtime is used. Internet advertising expenses are recognized based on the terms of the individual agreements, which is generally over the greater of the ratio of the number of impressions delivered over the total number of contracted impressions, pay-per-click, or on a straight-line basis over the term of the contract. Advertising expenses totaled $459.5 million, $665.1 million and $871.0 million during the years ended December 31, 2004, 2005, and 2006, respectively.

Stock-based compensation

On January 1, 2006, we adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" (FAS 123(R)), which requires companies to recognize in the statement of operations all share-based payments to employees, including grants of employee stock options, based on their fair value. The statement eliminates the ability to account for share-based compensation transactions, as we formerly did, using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees."

We adopted FAS 123(R) using the modified prospective method, which requires the application of the accounting standard as of January 1, 2006. Our consolidated financial statements as of and for the year ended December 31, 2006 reflect the impact of adopting FAS 123(R). In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of FAS 123(R). See "Note 12 — Stock-Based Plans" for further details.

Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. Stock-based compensation expense recognized in the consolidated statement of income during 2006 included compensation expense for stock-based payment awards granted prior to, but not yet vested as of, January 1, 2006 based on the grant date fair value estimated in accordance with the pro forma provisions of FAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosures" (FAS 148) and compensation expense for the stock-based payment awards granted subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with FAS 123(R). As stock-based compensation expense recognized in the statement of income for 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. FAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the pro forma information required under FAS 148 for the periods prior to 2006, we accounted for forfeitures as they occurred.

FAS No. 123(R) prohibits recognition of a deferred tax asset for an excess tax benefit that has not been realized. We will recognize a benefit from stock-based compensation in equity if an incremental tax benefit is realized by following the ordering provisions of the tax law. In addition, we account for the indirect effects of stock-based compensation on the research tax credit and the foreign tax credit through the income statement.

Income taxes

We account for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. If necessary, the measurement of deferred tax assets is reduced by the amount of any tax benefits that are not expected to be realized based on available evidence.

Recent accounting pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"), which is a change in accounting for income taxes. Among other provisions, FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance. FIN 48 is effective for fiscal years beginning after December 15, 2006 and as a result, is effective for us in the first quarter of 2007. We have not yet completed our evaluation of the impact of adoption on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (FAS 157). FAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. We will be required to adopt the provisions on FAS 157 beginning with our first quarter ending March 31, 2007. We do not believe that the adoption of the provisions of FAS 157 will materially impact our consolidated financial statements.

Effective December 31, 2006 we adopted the recognition and disclosure provisions of SFAS No. 158, "Employers Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)," (FAS 158). These provisions did not materially impact our consolidated financial statements. FAS 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit pension and other postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This statement also requires plan assets and obligations to be measured as of the employer's balance sheet date. The measurement provision of this statement will be effective for years beginning after December 15, 2008 with early adoption encouraged. We have not yet adopted the measurement date provisions of this statement.

In 2006, we adopted Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements" (SAB 108), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The adoption of SAB 108 did not impact our consolidated financial statements.

Note 2 — Net Income Per Share:

Basic net income per share is computed by dividing the net income for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of shares of common stock and potentially dilutive common stock outstanding during the period. The dilutive effect of outstanding options, restricted stock units and nonvested stock is reflected in diluted earnings per share by application of the treasury stock method, which in 2006 includes consideration of stock-based compensation required by FAS 123(R). The following table sets forth the computation of basic and diluted net income per share for the periods indicated (in thousands, except per share amounts):

	Year Ended December 31,		
	2004	2005	2006
Numerator:			
Net income	$ 778,223	$1,082,043	$1,125,639
Denominator:			
Weighted average common shares	1,319,548	1,361,748	1,403,455
Weighted average unvested common stock subject to repurchase	(90)	(40)	(4,204)
Denominator for basic calculation	1,319,458	1,361,708	1,399,251
Weighted average effect of dilutive securities:			
Weighted average unvested common stock subject to repurchase	90	40	4,204
Employee stock options	48,172	32,127	22,017
Denominator for diluted calculation	1,367,720	1,393,875	1,425,472
Net income per share			
Basic	$ 0.59	$ 0.79	$ 0.80
Diluted	$ 0.57	$ 0.78	$ 0.79

The calculation of diluted income per share excludes all anti-dilutive shares. For the years ended December 31, 2004, 2005 and 2006, the number of anti-dilutive shares, as calculated based on the weighted average closing price of our common stock for the period, amounted to approximately 3.4 million, 26.7 million and 73.7 million shares, respectively.

Note 3 — Business Combinations, Goodwill and Intangible Assets:

Through both domestic and international acquisitions, we have continued to expand our business. The following table summarizes our purchase acquisitions in 2005 and 2006 with aggregate purchase prices in excess of $50 million (in thousands, except percentages):

Company Name	Year Acquired	Net Tangible Assets/ (Liabilities)	Identifiable Intangible Assets	Deferred Tax Liabilities	Unearned Stock-Based Compensation	Goodwill	Aggregate Purchase Price
Rent.com	2005	$ 18,050	$ 61,800	$(24,924)	$ —	$ 380,439	$ 435,365
International classified websites	2005	(201)	13,800	(3,786)	—	71,771	81,584
Shopping.com	2005	145,898	133,600	(29,683)	16,759	418,711	685,285
Skype	2005	(1,610)	280,300	(71,474)	55,249	2,330,961	2,593,426
Verisign's Payment Gateway Business	2005	(8,804)	106,600	—	—	275,989	373,785
Tradera.com	2006	2,949	6,200	—	—	43,120	52,269

Tangible net assets were valued at their respective carrying amounts as we believe that these amounts approximated their current fair values at the respective acquisition dates. The valuation of identifiable intangible assets acquired reflects management's estimates based on, among other factors, use of established valuation methods. Such assets consist of customer lists and user base, trademarks and trade names, developed technologies and other acquired intangible assets including contractual agreements. Identifiable intangible assets are amortized over the period of estimated benefit using the straight-line method and the estimated useful lives of one to eight years. We believe the straight-line method of amortization represents our best estimate of the distribution of the economic value of the identifiable intangible assets. Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. The following table summarizes our acquired intangible assets by type related to the above purchase acquisitions (in thousands):

Company Name	Year Acquired	Customer List/ User Base	Trade name/ Trademarks	Developed Technologies	Other Intangible Assets	Total Acquired Intangible Assets
Rent.com	2005	$34,500	$ 18,000	$ 8,200	$1,100	$ 61,800
International classified websites	2005	2,600	11,200	—	—	13,800
Shopping.com	2005	73,600	38,700	21,300	—	133,600
Skype	2005	27,700	243,800	8,000	800	280,300
Verisign's Payment Gateway Business	2005	86,700	400	19,500	—	106,600
Tradera.com	2006	4,600	1,000	600	—	6,200

The results of operations for periods prior to our acquisition for each acquisition during 2004, 2005 and 2006, both individually and in the aggregate, except for Skype, were not material to our consolidated statement of income and, accordingly, pro forma results of operations have not been presented.

Rent.com

On February 23, 2005, we acquired Viva Group, Inc., which does business under the name Rent.com, for a cash purchase price of approximately $415 million plus payments for net cash and investments of approximately $18 million. Rent.com is an Internet listing website in the apartment and rental housing industry. The acquisition better enables our expansion into the online real estate market and is consistent with our strategy of growing our global online marketplaces. The total purchase price recorded was approximately $435 million, including approximately $2 million in estimated acquisition-related expenses. We accounted for the acquisition as a non-taxable purchase transaction and, accordingly, the purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date.

The estimated useful economic lives of the identifiable intangible assets acquired in the Rent.com acquisition are six years for the customer list, five years for the trade name, three years for the developed technology and the advertising relationships, and one year for the user base.

International Classifieds Websites

During the second quarter of 2005, we announced our acquisitions of three international classifieds websites, Gumtree.com, LoQUo, and opusforum, which operate in select international cities. These acquisitions were made to help us expand our global network of classifieds websites and to create a more efficient place for local consumers to come together online. The aggregate purchase price recorded for these acquisitions was approximately $81.6 million, including approximately $1.3 million in estimated acquisition-related expenses. We accounted for two of these acquisitions as non-taxable and one as a taxable purchase transaction and, accordingly, the purchase price for each acquisition has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective estimated fair values on the applicable acquisition date.

The estimated useful economic lives of the identifiable intangible assets acquired in these acquisitions are five years for both the trade names and for the customer lists.

Shopping.com

On August 30, 2005, we acquired Shopping.com Ltd., or Shopping.com, for a purchase price of approximately $685.3 million. We acquired all outstanding shares of Shopping.com's common stock for $21 per share in cash totaling approximately $634.5 million and we assumed Shopping.com's outstanding common stock options, valued at approximately $43.2 million. The total purchase price also includes approximately $7.6 million in estimated acquisition-related expenses. Shopping.com is a provider of online comparison shopping and consumer reviews. This acquisition is consistent with our strategy of growing our global online marketplaces and we believe that it will create a premier online shopping experience for individuals and businesses of all sizes. We accounted for the acquisition as a taxable purchase transaction and, accordingly, the purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date.

The intrinsic value of Shopping.com's unvested common stock options assumed in the acquisition totaled approximately $16.8 million and was recorded as unearned stock-based compensation. The unearned stock-based compensation relating to the unvested options is being amortized on an accelerated basis over the remaining vesting period of less than one year to four years, consistent with the graded vesting approach under FASB Interpretation No. 28.

The estimated useful economic lives of the identifiable intangible assets acquired in the Shopping.com acquisition are four years for the customer base and five years for the trade names and the developed technology.

Skype

On October 14, 2005, we acquired all of the outstanding securities of Skype Technologies S.A. ("Skype"), for a total initial consideration of approximately $2.6 billion, plus potential performance-based payments of up to approximately $1.3 billion (based on the Euro-dollar exchange rate at the time of the acquisition). In addition, we agreed to assume Skype's stock options outstanding as of the closing date and convert them into options to acquire approximately 1.9 million shares of our common stock. The initial consideration of approximately $2.6 billion was comprised of approximately $1.3 billion in cash and 32.8 million shares of our common stock. For accounting purposes, the stock portion of the initial consideration was valued at approximately $1.3 billion based on the average closing price of our common stock surrounding the acquisition announcement date of September 12, 2005.

The shares of our common stock issued in connection with the acquisition are subject to certain contractual restrictions on resale. Additionally, the assumed options have been valued at $64.6 million and were included as part of the purchase price. We accounted for the acquisition as a non-taxable purchase transaction, and accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values at the acquisition date.

In addition to the initial consideration, the maximum amount potentially payable under the performance-based earn-out is approximately €1.1 billion, or approximately $1.5 billion (based on a U.S. dollar to Euro exchange rate of $1.32), and would be payable in cash or common stock, at our discretion. The earn-out payments are contingent upon Skype achieving certain net revenue, gross profit margin-based and active user targets. Base earn-out payments of up to an aggregate of approximately €877 million, or approximately $1.2 billion (based on a U.S. dollar to Euro exchange rate of $1.32), weighted equally among the three targets, would be payable if the targets are achieved over any four-quarter period commencing on January 1, 2006 through June 30, 2009. Additional bonus earn-out payments of up to an aggregate of approximately €292 million, or approximately $386 million (based on a U.S. dollar to Euro exchange rate of $1.32), weighted equally among the three targets, would be payable if Skype exceeds the targets during calendar year 2008. Any contingent earn-out payments made would be accounted for as additional purchase price and would increase goodwill. As of December 31, 2006, the targets had not been met and accordingly, no payments had been made.

The intrinsic value of Skype's unvested common stock options assumed in the acquisition totaled approximately $55.2 million and was recorded, prior to the adoption of FAS 123(R), as unearned stock-based compensation. The unearned stock-based compensation relating to the unvested options will be amortized on an accelerated basis over the remaining vesting period of approximately three years, consistent with the graded vesting approach under FASB Interpretation No. 28.

The estimated useful economic lives of the identifiable intangible assets acquired in the Skype acquisition are five years for registered user technology and trade names, two years for existing technology, and one year for network access agreements.

Supplemental information on an unaudited pro forma basis, as if the Skype acquisition were completed at the beginning of the years 2004 and 2005, is as follows (in thousands, except per share amounts):

	December 31,	
	2004	2005
	(Unaudited)	
Net revenues	$3,277,534	$4,594,954
Net income	$ 684,905	$ 944,057
Diluted income per share	$ 0.49	$ 0.66

The unaudited pro forma supplemental information is based on estimates and assumptions, which eBay believes are reasonable. The average foreign exchange rates during years 2004 and 2005 were used in preparing the supplemental information. The unaudited pro forma supplemental information prepared by management is not necessarily indicative of the results of income in future periods or the results that actually would have been realized had eBay and Skype been a combined company during the specified periods.

VeriSign's Payment Gateway Business

On November 18, 2005, we acquired VeriSign's payment gateway business for a purchase price of approximately $373.8 million, consisting of $370.0 million in cash and $3.8 million in estimated acquisition-related expenses. The payment gateway is a real-time, scalable Internet payment platform that allows merchants to authorize, process and manage online payments. Additionally, we have signed a multi-year security technology agreement with VeriSign, Inc. that calls for us to invest in the deployment of its technologies that enable and better protect online transactions, including the purchase of up to one million two-factor authentication tokens that we will distribute to our customers.

We accounted for the acquisition as a taxable purchase transaction and, accordingly, the purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date. The estimated useful economic lives of the identifiable intangible assets acquired in the acquisition are five years for registered user base and existing technology and one year for the trade names.

Tradera.com

On April 24, 2006, we acquired all of the outstanding equity securities of Tradera.com, an online auction-style marketplace in Sweden, for a total purchase price of approximately $52.3 million, including approximately $0.6 million in estimated acquisition-related expenses. We anticipate that this acquisition will allow us to expand our online auction-style marketplace in Sweden. We accounted for the acquisition as a taxable purchase transaction, and, accordingly, the purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date. The estimated useful economic lives of the identifiable intangible assets acquired in the acquisition are four years for user base and one year for developed technology and trade name. The final purchase price allocation will depend upon the completion of our integration plan in the second quarter of 2007.

Goodwill

Goodwill information for each segment is as follows (in thousands):

	December 31, 2005	Goodwill Acquired	Adjustments	December 31, 2006
Segments:				
Marketplaces	$2,486,870	$43,120	$118,037	$2,648,027
Payments	1,348,385	—	248	1,348,633
Communications	2,312,184	—	262,795	2,574,979
	$6,147,439	$43,120	$381,080	$6,571,639

The increase in goodwill acquired during the year ended December 31, 2006 resulted from our acquisition of the outstanding shares of Tradera.com. Adjustments to goodwill during the year ended December 31, 2006, resulted primarily from foreign currency translation adjustments.

Investments accounted for under the equity method of accounting are classified on our balance sheet as long-term investments. Such investments include identifiable intangible assets, deferred tax liabilities and goodwill. Goodwill related to our equity method investments totaled approximately $27.4 million as of December 31, 2005 and 2006.

Intangible Assets

The components of acquired identifiable intangible assets are as follows (in thousands):

	December 31, 2005				December 31, 2006			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Economic Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Economic Life
				(years)				(years)
Intangible assets:								
Customer lists and user base	$ 526,657	$(145,397)	$381,260	6	$ 545,527	$(240,340)	$305,187	6
Trademarks and trade names	443,565	(75,571)	367,994	5	480,358	(171,390)	308,968	5
Developed technologies	101,971	(45,882)	56,089	4	103,351	(63,912)	39,439	4
All other	36,450	(14,761)	21,689	4	58,115	(26,232)	31,883	4
	$1,108,643	$(281,611)	$827,032		$1,187,351	$(501,874)	$685,477	

All of our acquired identifiable intangible assets are subject to amortization. Acquired identifiable intangible assets are comprised of customer lists and user base, trademarks and trade names, developed technologies, and other acquired intangible assets including patents and contractual agreements. No significant residual value is estimated for the intangible assets. The increase in intangible assets during the year ended December 31, 2006 resulted primarily from certain intangible assets acquired as part of our acquisition of the outstanding shares of Tradera.com. The net carrying amount of intangible assets related to our equity investments, included above, totaled approximately $3.8 million and $2.5 million, as of December 31, 2005 and 2006, respectively. Aggregate amortization expense for intangible assets totaled $70.2 million, $136.4 million and $220.0 million for the years ended December 31, 2004, 2005 and 2006, respectively. Included in amortization of intangibles for the year ended December 31, 2006 is a charge of $10.9 million for in-process research and development related to an asset purchase completed during the period.

Expected future intangible asset amortization from acquisitions completed as of December 31, 2006 is as follows (in thousands):

Fiscal Years:	
2007	$202,545
2008	194,018
2009	172,708
2010	97,176
2011	13,604
Thereafter	5,426
	$685,477

Note 4 — Segments:

Operating segments are based upon our internal organization structure, the manner in which our operations are managed, the criteria used by our Chief Operating Decision Maker (CODM) to evaluate segment performance and the availability of separate financial information. As a result of developments in our business and changes in the manner in which our CODM evaluates the performance of our Marketplaces segment and determines the allocation of resources among segments, during the third quarter of 2006, the U.S. and International Marketplaces operating segments were considered components of one global Marketplaces operating segment. We have recast our operating segment data for 2004 and 2005 to reflect three segments: Marketplaces, Payments and Communications.

The Marketplaces segment includes our global online commerce platforms. The Payments segment includes our global payments platform consisting of our PayPal subsidiary. The Communications segment includes the VoIP offerings provided by our Skype subsidiary. Since October 14, 2005, the results from our Communications segment reflect Skype operations.

Direct contribution consists of net revenues from external customers less direct costs. Direct costs include specific costs of net revenues, sales and marketing expenses, and general and administrative expenses over which segment managers have direct discretionary control, such as advertising and marketing programs, customer support expenses, bank charges, site operations expenses, product development expenses, billing operations, certain technology and facilities expenses, transaction expenses, provisions for doubtful accounts, authorized credits and transaction losses. Segment managers do not have discretionary control over expenses such as our corporate center costs (consisting of certain costs such as corporate management, human resources, finance and legal), amortization of intangible assets and stock-based compensation expenses, as they are not evaluated in the measurement of segment performance. We have also recast our direct costs to reflect changes in the current management of site operations cost, product development, billing operations, and certain technology and facilities expenses as direct costs.

The following table summarizes the financial performance of our reporting segments (in thousands):

	Year Ended December 31, 2004		
	Marketplaces	Payments	Consolidated
Net revenues from external customers	$2,573,607	$697,702	$3,271,309
Direct costs	1,476,965	512,946	1,989,911
Direct contribution	1,096,642	184,756	1,281,398
Operating expenses and indirect costs of net revenues			222,156
Income from operations			1,059,242
Interest and other income, net			77,867
Interest expense			(8,879)
Income before income taxes and minority interests			$1,128,230

	Year Ended December 31, 2005			
	Marketplaces	Payments	Communications	Consolidated
Net revenues from external customers	$3,499,137	$1,028,455	$24,809	$4,552,401
Direct costs	2,008,215	725,616	25,821	2,759,652
Direct contribution	1,490,922	302,839	(1,012)	1,792,749
Operating expenses and indirect costs of net revenues				351,042
Income from operations				1,441,707
Interest and other income, net				111,148
Interest expense				(3,478)
Income before income taxes and minority interests				$1,549,377

	Year Ended December 31, 2006			
	Marketplaces	Payments	Communications	Consolidated
Net revenues from external customers	$4,334,290	$1,440,530	$194,921	$5,969,741
Direct costs	2,503,961	1,102,919	221,819	3,828,699
Direct contribution	1,830,329	337,611	(26,898)	2,141,042
Operating expenses and indirect costs of net revenues				718,086
Income from operations				1,422,956
Interest and other income, net				130,021
Interest expense				(5,916)
Income before income taxes and minority interests				$1,547,061

The following tables summarize the allocation of net revenues and the long-lived assets based on geography (in thousands):

	December 31,		
	2004	2005	2006
U.S. net revenues	$1,889,936	$2,471,273	$3,108,986
International net revenues	1,381,373	2,081,128	2,860,755
Net revenues	$3,271,309	$4,552,401	$5,969,741

	December 31,		
	2004	2005	2006
U.S. long-lived tangible assets	$659,423	$750,353	$ 917,887
International long-lived tangible assets	80,069	86,370	100,430
Total long-lived assets	$739,492	$836,723	$1,018,317

Net revenues attributed to the U.S. and International geographies are based upon the country in which the seller, payment recipient, advertiser or end-to-end service provider is located. The United Kingdom and Germany accounted for greater than 10% of our total net revenues for the years ended December 31, 2004, 2005, and 2006, respectively. Long-lived assets attributed to the U.S. and International geographies are based upon the country in which the asset is located or owned.

eBay Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5 — Investments:

At December 31, 2005 and 2006, short and long-term investments were classified as available-for-sale securities, except for restricted cash, and are reported at fair value as follows (in thousands):

	December 31, 2005			
	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Short-term investments:				
Restricted cash	$ 29,670	$ 32	$ —	$ 29,702
Corporate debt securities	362,438	4	(2,679)	359,763
Government and agency securities	371,537	—	(3,198)	368,339
Time deposits and other	46,548	—	—	46,548
	$810,193	$ 36	$(5,877)	$804,352
Long-term investments:				
Restricted cash	$ 1,065	$ —	$ —	$ 1,065
Corporate debt securities	665,418	115	(1,921)	663,612
Government and agency securities	110,450	—	(1,409)	109,041
	$776,933	$115	$(3,330)	$773,718

	December 31, 2006			
	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Short-term investments:				
Restricted cash	$ 12,684	$ 54	$ —	$ 12,738
Corporate debt securities	433,192	36	(640)	432,588
Government and agency securities	109,652	1	(138)	109,515
Time deposits and other	—	—	—	—
	$555,528	$ 91	$(778)	$554,841
Long-term investments:				
Restricted cash	$ 2,045	$ —	$ —	$ 2,045
Corporate debt securities	210,159	158	—	210,317
Government and agency securities	—	—	—	—
	$212,204	$158	$ —	$212,362

The following table summarizes the fair value and gross unrealized losses of our short-term and long-term investments, aggregated by type of investment instrument and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006 (in thousands):

	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate debt securities	$52,887	$(15)	$142,546	$(612)	$195,433	$(627)
Government and agency securities	—	—	91,886	(151)	91,886	(151)
	$52,887	$(15)	$234,432	$(763)	$287,319	$(778)

Our investment portfolio consists of both corporate and government securities that have a maximum maturity of three years. The longer the duration of these securities, the more susceptible they are to changes in market interest rates and bond yields. As yields increase, those securities purchased with a lower yield-at-cost show a mark-to-market unrealized loss. All unrealized losses are due to changes in interest rates and bond yields. We expect to realize the full value of all these investments upon maturity or sale. As of December 31, 2006, the losses on these securities have an average remaining duration of approximately two months. Restricted cash is held primarily in money market funds and interest bearing accounts for letters of credit related primarily to various lease arrangements.

The estimated fair value of short and long-term investments classified by date of contractual maturity at December 31, 2006 are as follows (in thousands):

	December 31, 2006
One year or less (including restricted cash of $12,738)	$554,841
One year through two years	176,794
Two years through three years	33,523
Restricted cash and investments of $2,045 in 10 years and thereafter	2,045
	$767,203

Equity and cost method investments

We have certain investments accounted for using the equity and cost method of accounting totaling $51.9 million in 2005 and $65.5 million in 2006. The total of these investments, including identifiable intangible assets, deferred tax liabilities and goodwill, are classified on our balance sheet as long-term investments. Our consolidated results of operations include, as a component of other income, our share of the net income or loss of the equity method investments together with amortization expense relating to acquired intangible assets. Our share of the results of investees' results of operations is not significant for any period presented.

Note 6 — Derivative Instruments:

Transaction Exposure

As of December 31, 2006, we had outstanding forward foreign exchange hedge contracts with notional values equivalent to approximately $188.4 million with maturity dates within 31 days. The hedge contracts are used to offset changes in non-US dollar denominated functional currency value of assets and liabilities as a result of foreign exchange rate fluctuations. Transaction gains and losses on the contracts and the assets and liabilities are recognized each period in interest and other income, net.

Translation Exposure

We consolidate the earnings of our international subsidiaries by converting them into U.S. dollars in accordance with Financial Accounting Standards No. 52 "Foreign Currency Translation" (FAS 52). Such earnings will fluctuate when there is a change in foreign currency exchange rates. We enter into transactions to hedge portions of our foreign currency denominated earnings translation exposure using either forward exchange contracts or other instruments. All contracts that hedge translation exposure mature ratably over the quarter in which they are executed. During the years ended December 31, 2005 and 2006, the realized gains and losses related to these hedges were not significant.

Economic Exposure

We currently charge our international subsidiaries on a monthly basis for their use of intellectual property and technology and for certain corporate services provided by eBay and by PayPal. These charges are denominated in Euros and these forecasted inter-company transactions represent a foreign currency cash flow exposure. To reduce foreign exchange risk relating to these forecasted inter-company transactions, we entered into forward foreign exchange contracts during the year ended December 31, 2006. The objective of the forward contracts is to better ensure that the U.S. dollar-equivalent cash flows are not adversely affected by changes in the U.S. dollar/Euro exchange rate. Pursuant to Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), we expect the hedge of certain of these forecasted transactions to be highly effective in offsetting potential changes in cash flows attributed to a change in the U.S. dollar/Euro exchange rate. Accordingly, we record as a component of accumulated other comprehensive income all unrealized gains and losses related to the forward contracts that receive hedge accounting treatment. We record all unrealized gains and losses in interest and other income, net, related to the forward contracts that do not receive hedge accounting treatment pursuant to FAS 133. During the years ended December 31, 2005 and 2006, the realized gains and losses related to these hedges were not significant. The notional amount of our economic hedges receiving hedge accounting treatment and the losses, net of gains, recorded to accumulated other comprehensive income as of December 31, 2005 was $203 million and $200,000, respectively. We did not have any economic hedges in place as of December 31, 2006.

Note 7 — Balance Sheet Components:

	December 31,	
	2005	2006
	(In thousands)	
Accounts receivable, net:		
Accounts receivable	$396,373	$476,060
Allowance for doubtful accounts	(62,507)	(68,401)
Allowance for authorized credits	(11,078)	(14,464)
	$322,788	$393,195

	December 31,	
	2005	2006
	(In thousands)	
Other current assets:		
Customer accounts	$324,595	$763,757
Prepaid expenses	44,610	64,003
Deferred tax assets, net	59,274	67,879
Other	58,756	64,822
	$487,235	$960,461

	December 31,	
	2005	2006
	(In thousands)	
Property and equipment, net:		
Computer equipment and software	$ 916,782	$1,274,282
Land and buildings, including building improvements	319,821	355,222
Leasehold improvements	121,766	197,835
Furniture and fixtures	56,881	77,915
Aviation equipment and other	40,968	40,836
	1,456,218	1,946,090
Accumulated depreciation	(654,616)	(947,894)
	$ 801,602	$ 998,196

During the years ended December 31, 2004, 2005 and 2006, we capitalized $41.3 million, $37.1 million and $79.6 million of software development costs, respectively, the majority of which relates to major site and other product development efforts. Total depreciation expense on our property and equipment was $183.5 million in 2004, $240.6 million in 2005 and $324.6 million in 2006. During 2005, we sold a corporate aircraft at net book value for proceeds of $28.3 million.

	December 31,	
	2005	2006
	(In thousands)	
Accrued expenses and other current liabilities:		
Acquisition related accrued expenses	$ 27,513	$ 11,092
Compensation and related benefits	139,080	162,889
Advertising	96,502	97,416
Contractors and consultants	31,904	59,371
Professional fees	61,328	62,940
Transaction loss reserve	20,246	32,140
VAT accrual	43,257	61,653
Other current liabilities	158,727	194,168
	$578,557	$681,669

Certain transactions that result in overdrafts are included in the transaction loss reserve and are recorded as an offset to other current assets. As of December 31, 2005 and December 31, 2006, these balances were $30.0 million and $47.5 million, respectively.

	December 31, 2005	December 31, 2006
	(In thousands)	
Accumulated other comprehensive income		
Foreign currency translation	$108,308	$696,458
Unrealized gains on investments	(8,848)	(521)
Unrealized gains on cash flow hedges	194	—
Estimated tax benefit on above items	3,476	260
	$103,130	$696,197

Note 8 — Commitments and Contingencies:

Lease Arrangements

We have lease obligations under certain other non-cancelable operating leases. Future minimum rental payments under our non-cancelable operating leases, at December 31, 2006, are as follows (in thousands):

Year Ending December 31,	Operating Leases
2007	$ 44,178
2008	41,536
2009	35,637
2010	29,476
2011	25,420
Thereafter	102,094
Total minimum lease payments	$278,341

Rent expense in the years ended December 31, 2004, 2005 and 2006 totaled $7.7 million, $14.4 million, and $25.8 million respectively. As a result of various subleasing arrangements that we have entered into, we are expecting approximately $9.4 million in sublease income through 2012. There were no material capital leases at December 31, 2005 and 2006.

Line of Credit

In November 2006, we entered into a credit agreement which provides for an unsecured $1 billion five-year revolving credit facility. Loans under the credit agreement will bear interest at either (i) LIBOR plus a margin ranging from 0.25 percent to 0.45 percent or (ii) a formula based on the Bank of America, or Agent's, prime rate or on the federal funds effective rate. Subject to certain conditions stated in the credit agreement, we may borrow, prepay and reborrow amounts under the credit facility at any time during the term of the credit agreement. Funds borrowed under the credit agreement may be used for working capital, capital expenditures, acquisitions and other general corporate purposes of eBay and its subsidiaries. We entered into the credit agreement in order to enhance our financial flexibility. As of December 31, 2006, we had not borrowed any funds under the credit agreement.

Litigation and Other Legal Matters

In April 2001, two of our European subsidiaries, eBay GmbH and eBay International AG, were sued by Montres Rolex S.A. and certain of its affiliates in the regional court of Cologne, Germany. The suit subsequently was transferred to the regional court in Düsseldorf, Germany. Rolex alleged that our subsidiaries were infringing Rolex's trademarks as a result of users selling counterfeit Rolex watches through our German website. The suit also alleged unfair competition. Rolex sought an order enjoining the sale of Rolex-branded watches on the website as well as damages. In December 2002, a trial was held in the matter and the court ruled in favor of eBay on all causes of action. Rolex appealed the ruling to the Higher Regional Court of Düsseldorf, and the appeal was heard in October 2003. In February 2004, the court rejected Rolex's appeal and ruled in our favor. Rolex appealed the ruling to the German Federal Supreme Court, a hearing took place before that court in December 2006, and a decision is expected in the first half of 2007. In September 2004, the German Federal Supreme Court issued its written opinion in favor of Rolex in a case involving an unrelated company, ricardo.de AG, but somewhat comparable legal theories. Although it is not yet clear what the ultimate effect of the reasoning of the German Federal Supreme Court's ricardo.de decision will have when applied to eBay, we believe the Court's decision has resulted in an increase in similar litigation against us in Germany, although we do not currently believe that it will require a significant change in our business practices.

In August 2006, Louis Vuitton Malletier and Christian Dior Couture filed two lawsuits in the Paris Court of Commerce against eBay Inc. and eBay International AG. The complaint alleges we have violated French tort law by negligently broadcasting listings posted by third parties offering counterfeit items bearing plaintiffs' trademarks, and by purchasing certain advertising keywords. The plaintiffs seek approximately EUR 35 million in damages. In or about September 2006 Parfums Christian Dior, Kenzo Parfums, Parfums Givenchy, and Guerlain Société also filed a lawsuit in the Paris Court of Commerce against eBay Inc. and eBay International AG. The complaint alleges that we have interfered with the selective distribution network plaintiffs' have set up in France and the European Union by allowing third parties to post listings offering genuine perfumes and cosmetics for sale on our sites. The plaintiffs in this suit seek approximately EUR 9 million in damages and injunctive relief. We filed our initial briefs responding to the first complaint in February 2007, and initial briefs in response to the second complaint are due in April 2007. We believe that we have meritorious defenses to these suits and intend to defend ourselves vigorously. Other luxury brand owners have also filed suit against us or have threatened to do so.

In September 2001, MercExchange LLC filed a complaint against us, our Half.com subsidiary and ReturnBuy, Inc. in the U.S. District Court for the Eastern District of Virginia (No. 2:01-CV-736) alleging infringement of three patents (relating to online consignment auction technology, multiple database searching and electronic consignment systems) and seeking a permanent injunction and damages (including treble damages for willful infringement). Following a trial in 2003, the jury returned a verdict finding that we had willfully infringed the patents relating to multiple database searching and electronic consignment systems, and the court entered judgment for MercExchange in the amount of approximately $30 million, plus pre-judgment interest and post-judgment interest. In May 2006, following appeals to the U.S. Court of Appeals for the Federal Circuit and the U.S. Supreme Court, the Supreme Court remanded the case back to the district court for further action. In parallel with the federal court proceedings, at our request, the U.S. Patent and Trademark Office agreed to reexamine each of the patents in suit, finding that substantial questions existed regarding the validity of the claims contained in them. In separate actions in 2005, the Patent and Trademark Office initially rejected all of the claims contained in the three patents in suit. In March 2006, the Patent and Trademark Office reiterated its earlier ruling rejecting the claims contained in the patent that underlies the jury verdict, which relates to electronic consignment systems. We have requested that the district court stay all proceedings in the case pending the final outcome of the reexamination proceedings, and MercExchange has renewed its request that the district court grant an injunction. The district court recently allowed additional discovery regarding these matters, and final briefs regarding both claims are due in March 2007. Even if successful, our litigation of these matters will continue to be costly. As a precautionary measure, we have modified certain functionality of our websites and business practices in a manner which we believe avoids any infringement of the consignment patent. For this reason, we believe that any injunction that might be issued by the district court will not have any impact on our business. We also believe we have appropriate reserves for this litigation. Nonetheless, if the modifications to the functionality of our websites and business practices are not sufficient to make them non-infringing, we would likely be forced to pay significant additional damages and licensing fees and/or modify our business practices in an adverse manner.

In June 2006, Net2Phone, Inc. filed a lawsuit in the U.S. District Court for the District of New Jersey (No. 06-2469) alleging that eBay Inc., Skype Technologies S.A., and Skype Inc. infringed five patents owned by Net2Phone relating to point-to-point Internet protocol. The suit seeks an injunction against continuing infringement, unspecified damages, including treble damages for willful infringement, and interest, costs, and fees. We have filed an answer and counterclaims asserting that the patents are invalid, unenforceable, and not infringed. The parties are in the process of conducting discovery, and we expect a trial date to be scheduled for 2008. We believe that we have meritorious defenses and intend to defend ourselves vigorously.

In August 2006, Peer Communications Corporation filed a lawsuit in the U.S. District Court for the Eastern District of Texas (No. 6-06CV-370) alleging that eBay Inc., Skype Technologies S.A., and Skype Inc. infringed two patents owned by Peer Communications relating to uniform network access. The suit seeks an injunction against continuing infringement, unspecified damages, and interest, costs, and fees. The parties are in the process of conducting discovery, and a trial date has been scheduled for October 2008. We believe that we have meritorious defenses and intend to defend ourselves vigorously.

In September 2006, Mangosoft Intellectual Property, Inc. filed a lawsuit in the U.S. District Court for the Eastern District of Texas (No. 2-06CV-390) alleging that eBay Inc., Skype Technologies S.A., and Skype Software S.a.r.l. infringed a patent owned by Mangosoft relating to dynamic directory services. The suit seeks an injunction against continuing infringement, unspecified damages, and interest, costs, and fees. We have filed an answer and counterclaims asserting that the patents are invalid, unenforceable, and not infringed. We expect to receive the court's scheduling order shortly. We believe that we have meritorious defenses and intend to defend ourselves vigorously

Other third parties have from time to time claimed, and others may claim in the future, that we have infringed their intellectual property rights. We are subject to additional patent disputes, and expect that we will increasingly be subject to patent infringement claims as our services expand in scope and complexity. In particular, we expect that we may face additional patent infringement claims involving various aspects of our Payments and Communications businesses. We have in the past been forced to litigate such claims. We may also become more vulnerable to third-party claims as laws such as the Digital Millennium Copyright Act, the Lanham Act and the Communications Decency Act are interpreted by the courts, and as we expand geographically into jurisdictions where the underlying laws with respect to the potential liability of online intermediaries like ourselves are either unclear or less favorable. We believe that additional lawsuits alleging that we have violated copyright or trademark laws will be filed against us, especially in Europe. Intellectual property claims, whether meritorious or not, are time consuming and costly to resolve, could require expensive changes in our methods of doing business, or could require us to enter into costly royalty or licensing agreements.

From time to time, we are involved in other disputes or regulatory inquiries that arise in the ordinary course of business. The number and significance of these disputes and inquiries are increasing as our business expands and our company grows larger. Any claims or regulatory actions against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, and result in the diversion of significant operational resources.

Indemnification Provisions

In the ordinary course of business we have included limited indemnification provisions in certain of our agreements with parties with whom we have commercial relations, including our standard marketing, promotions and application-programming-interface license agreements. Under these contracts, we generally indemnify, hold harmless, and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party in connection with claims by any third party with respect to domain names, trademarks, logos and other branding elements to the extent that such marks are applicable to our performance under the subject agreement. In a limited number of agreements, we have provided an indemnity for other types of third-party claims, substantially all of which are indemnities related to copyrights, trademarks, and patents. In our PayPal business, we have provided an indemnity to our payment processors in the event of certain third-party claims or card association fines against the processor arising out of conduct by PayPal. It is not possible to determine the maximum potential loss under these indemnification provisions due to our limited history of prior indemnification claims and unique facts and circumstances involved in each particular provision. To date, no significant costs have been incurred, either individually or collectively, in connection with our indemnification provisions.

Note 9 — Related Party Transactions:

We have entered into indemnification agreements with each of our directors, executive officers and certain other officers. These agreements require us to indemnify such individuals, to the fullest extent permitted by Delaware law, for certain liabilities to which they may become subject as a result of their affiliation with us.

All contracts with related parties are at rates and terms that we believe are comparable with those entered into with independent third parties. There were no material related party transactions in 2004, 2005 and 2006. As of December 31, 2006, there were no significant amounts payable or amounts receivable from related parties.

Note 10 — Preferred Stock:

We are authorized, subject to limitations prescribed by Delaware law: to issue Preferred Stock in one or more series; to establish the number of shares included within each series; to fix the rights, preferences and privileges of the shares of each wholly unissued series and any related qualifications, limitations or restrictions; and to increase or decrease the number of shares of any series (but not below the number of shares of a series then outstanding) without any further vote or action by the stockholders. At December 31, 2005 and 2006, there were 10 million shares of $0.001 par value Preferred Stock authorized for issuance, and no shares issued or outstanding.

Note 11 — Common Stock:

Our Certificate of Incorporation, as amended, authorizes us to issue 3,580 million shares of common stock. A portion of the shares outstanding are subject to repurchase or forfeiture over a four-year period from the earlier of the issuance date or employee hire date, as applicable. At December 31, 2005 and 2006 there were 40,000 and 551,676 shares subject to repurchase rights or forfeiture, respectively.

At December 31, 2006, we had reserved 235.7 million shares of common stock available for future issuance under our stock option plans, including 137.1 million shares related to outstanding stock options. In addition, as of December 31, 2006, we had reserved approximately 4.0 million shares of common stock available for future issuance under our deferred stock unit plan, and approximately 5.6 million shares of common stock available for future issuance under our employee stock purchase plan.

Treasury Stock

In July 2006, our Board of Directors authorized the repurchase of up to $2.0 billion of the company's common stock within two years from the date of authorization. The stock repurchase program was announced in July 2006. During 2006, we repurchased 54.5 million shares of our common stock at an average price of $30.56 per share for an aggregate purchase price of $1.7 billion. As of December 31, 2006, $0.3 billion remained available for further purchases under the July 2006 program. During 2006, we also repurchased approximately 88,000 shares from employees.

These repurchased shares are recorded as treasury stock and are accounted for under the cost method. No repurchased shares have been retired.

The stock repurchase program may be limited or terminated at any time without prior notice. Stock repurchases under this program may be made through a variety of open market and privately negotiated transactions, including structured stock repurchase transactions or other derivative transactions, at times and in such amounts as management deems appropriate and will be funded from the company's working capital or other financing alternatives. The timing and actual number of shares repurchased will depend on a variety of factors including corporate and regulatory requirements, price and other market conditions. The program is intended to comply with the volume, timing and other limitations set forth in Rule 10b-18 under the Securities Exchange Act of 1934.

Note 12 — Stock-Based Plans:

Employee Stock Purchase Plan

We have an employee stock purchase plan for all eligible employees. Under the plan, shares of our common stock may be purchased over an offering period with a maximum duration of two years at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the six-month purchase period. Employees may purchase shares having a value not exceeding 10% of their gross compensation during an offering period. During the years ended December 31, 2004, 2005, and 2006, employees purchased approximately 1.2 million, 1.4 million, and 1.6 million shares at average prices of $20.66, $25.55 and $27.32 per share, respectively. At December 31, 2006, approximately 5.6 million shares of common stock were reserved for future issuance. Our employee stock purchase plan contains an "evergreen" provision that automatically increases, on each January 1, the number of shares reserved for issuance under the employee stock purchase plan by the number of shares purchased under this plan in the preceding calendar year.

Deferred Stock Unit Plan

We have a deferred stock unit plan under which deferred stock units have been granted to new non-employee directors elected to our Board of Directors after December 31, 2002. Under this plan, each new director receives a one-time grant of deferred stock units equal to the result of dividing $150,000 by the fair market value of our common stock on the date of grant. Each deferred stock unit constitutes an unfunded and unsecured promise by us to deliver one share of our common stock (or the equivalent value thereof in cash or property at our election). Each deferred stock unit award granted to a new non-employee director upon election to the Board vests 25% one year from the date of grant, and at a rate of 2.08% per month thereafter. If the services of the director are terminated at any time, all rights to the unvested deferred stock units shall also terminate. In addition, directors may elect to receive, in lieu of annual retainer and committee chair fees and at the time these fees would otherwise be payable (i.e., on a quarterly basis in arrears for services provided), fully vested deferred stock units with an initial value equal to the amount of these fees. Deferred stock units are payable following the termination of a director's tenure as a director. All eBay officers, directors and employees are eligible to receive awards under the plan, although, to date, awards have been made only to new non-employee directors. As of December 31, 2006, 36,056 units have been awarded under this plan.

Other Equity Incentive Plans

We have equity incentive plans for directors, officers and employees. Stock options granted under these plans generally vest 25% one year from the date of grant (or 12.5% six months from the date of grant for grants to existing employees) and the remainder vest at a rate of 2.08% per month thereafter, and generally expire 7 to 10 years from the date of grant. Stock options issued prior to June 1998, were exercisable immediately, subject to repurchase rights held by us, which lapsed over the vesting period. At December 31, 2006, 614.8 million shares were authorized under our equity incentive plans. Shares of restricted stock and restricted stock units issued under these plans that have not vested are subject to repurchase by us or forfeiture at such times as determined by the Board of Directors, typically three to five years. At December 31, 2006, 98.5 million shares were available for future grant.

Employee Savings Plans

We have a savings plan, which qualifies under Section 401(k) of the Internal Revenue Code. Participating employees may contribute up to 25% of their annual salary, but not more than statutory limits. In 2004, 2005 and 2006, we contributed one dollar for each dollar a participant contributed, with a maximum contribution of $1,500 per employee. Our non-U.S. employees are covered by various other savings plans. Our expenses for these plans were $5.6 million in 2004, $8.6 million in 2005 and $14.9 million in 2006.

Stock-Based Compensation

We adopted FAS 123(R) using the modified prospective transition method beginning January 1, 2006. Accordingly, during 2006, we recorded stock-based compensation expense for awards granted prior to, but not yet vested, as of January 1, 2006, as if the fair value method required for pro forma disclosure under FAS 123 were in effect for expense recognition purposes, adjusted for estimated forfeitures. For these awards, we have continued to recognize compensation expense using the accelerated amortization method under FIN 28. For stock-based awards granted after January 1, 2006, we have recognized compensation expense based on the estimated grant date fair value method using the Black-Scholes valuation model. For these awards, we have recognized compensation expense using a straight-line amortization method. As FAS 123(R) requires that stock-based compensation expense be based on awards that are ultimately expected to vest, stock-based compensation for 2006 has been reduced for estimated forfeitures. When estimating forfeitures, we consider voluntary termination behaviors as well as trends of actual option forfeitures.

Valuation Assumptions

We calculated the fair value of each option award on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used for each respective period:

	Year Ended December 31,		
	2004	2005	2006
Risk-free interest rates	2.5%	3.8%	4.7%
Expected life	3 years	3 years	3 years
Dividend yield	0%	0%	0%
Expected volatility	49%	36%	36%

Our computation of expected volatility for 2006 was based on a combination of historical and market-based implied volatility from traded options on our stock. Prior to 2006, our computation of expected volatility was based on historical volatility. Our computation of expected life was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

Stock-Based Compensation

Stock-based compensation expense related to stock options and employee stock purchases for 2004, 2005 and 2006 was allocated as follows (in thousands, except per share amounts):

	2004	2005	2006
Cost of net revenues	$ 233	$ 1,881	$ 32,981
Sales and marketing	136	8,696	96,547
Product development	654	6,468	81,489
General and administrative	4,809	14,727	106,393
Total stock-based compensation expense	5,832	31,772	317,410
Tax benefit	(4,117)	(13,023)	(97,572)
Stock-based compensation expense, net of tax	$ 1,715	$ 18,749	$219,838

Prior to adopting FAS 123(R), we presented all tax benefits resulting from the exercise of stock options as operating cash flows in our statements of cash flows. FAS 123(R) requires cash flows resulting from excess tax benefits to be classified as a part of cash flows from financing activities. Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock compensation costs for such options. As a result of adopting FAS 123(R), $92.4 million of excess tax benefits for the year ended December 31, 2006 have been classified as a financing cash inflow. Cash received from option exercises under all share-based payment arrangements for the years ended December 31, 2004, 2005 and 2006, was $650.6 million, $599.8 million and $313.5 million, respectively. Total stock-based compensation costs included in capitalized development costs was $8.8 million for the year ended December 31, 2006. There was no stock-based compensation costs included in capitalized development costs during 2005 and 2004.

Prior to the adoption of FAS 123(R), the intrinsic value of Skype's and Shopping.com's unvested common stock options assumed in the acquisition were recorded as unearned stock-based compensation. Upon the adoption of FAS 123(R) in January 2006, the unearned stock-based compensation balance of $45.5 million was reclassified to additional paid-in capital

Pro Forma Information for Periods Prior to the Adoption of FAS 123(R)

Pro forma information regarding option grants made to our employees and directors and employee stock purchases is as follows (in thousands, except per share amounts):

	Year Ended December 31,	
	2004	2005
Net income, as reported	$ 778,223	$1,082,043
Add: Amortization of stock-based compensation expense determined under the intrinsic value method, net of tax	1,715	18,749
Deduct: Total stock-based compensation expense determined under fair value based method, net of tax	(190,935)	(248,260)
Pro forma net income	$ 589,003	$ 852,532
Earnings per share:		
Basic — Reported	$ 0.59	$ 0.79
Pro forma	$ 0.45	$ 0.63
Diluted — Reported	$ 0.57	$ 0.78
Pro forma	$ 0.43	$ 0.61

Stock Option Activity

The following table summarizes stock option activity under our equity incentive plans as of and for the year ended December 31, 2006 (in thousands, except per share amounts):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2006	129,109	$28.19		
Granted and assumed	38,834	35.07		
Exercised	(16,233)	16.58		
Forfeited/expired/cancelled	(15,096)	37.17		
Outstanding at December 31, 2006	136,614	30.53	6.62	$644,148
Vested and expected to vest at December 31, 2006	128,697	30.17	6.59	637,311
Options exercisable at December 31, 2006	75,569	26.23	6.23	576,802

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the quoted price of our common stock for the 61.6 million options that were in-the-money at December 31, 2006.

The weighted average grant-date fair value of options granted during the years 2004, 2005 and 2006 was $12.12, $11.70 and $10.47, respectively. During the years 2004, 2005 and 2006, the aggregate intrinsic value of options exercised under our equity incentive plans was $1,017.3 million, $719.2 million and $283.6 million, respectively, determined as of the date of option exercise. As of December 31, 2006, there was approximately $395.1 million of total unrecognized compensation cost related to stock options granted under our equity incentive plans. That cost is expected to be recognized over a weighted-average period of three years.

Restricted Stock Units and Nonvested Shares

Restricted stock units and nonvested shares were awarded to employees under our equity incentive plans. In general, restricted stock units and nonvested shares vest over three to five years and are subject to the employees' continuing service to the company. The cost of restricted stock units and nonvested shares is determined using the fair value of our common stock on the date of the grant. The compensation expense is recognized over the vesting period.

Restricted Stock Units Activity

A summary of the status of and changes in restricted stock units granted under our equity incentive plans as of December 31, 2006 and changes during the year ended December 31, 2006 is presented below (in thousands, except per share amounts):

	Shares	Weighted Average Grant-Date Fair Value (per share)
Outstanding at January 1, 2006	—	$ —
Awarded	526	28.13
Vested	—	—
Forfeited	(18)	28.15
Outstanding at December 31, 2006	508	28.13
Vested and expected to vest at December 31, 2006	388	

As of December 31, 2006, there was approximately $10.5 million of unrecognized compensation cost related to restricted stock units granted under our equity incentive plans. That cost is expected to be recognized over a weighted-average period of two years.

Nonvested Shares Activity

A summary of the status of and changes in nonvested shares granted under our equity incentive plans and assumed in acquisitions as of December 31, 2006 and changes during the year ended December 31, 2006 is presented below (in thousands, except per share amounts):

	Shares	Weighted Average Grant-Date Fair Value (per share)
Nonvested at January 1, 2006	40	$43.82
Granted	721	33.12
Vested	(90)	38.09
Forfeited	(105)	39.15
Nonvested at December 31, 2006	566	39.72

During the year ended December 31, 2006, the fair value of awards vested under our stock plans was $2.5 million, determined as of the date of vesting. There were no awards vesting in 2005 and 2004. As of December 31, 2006, there was approximately $12.8 million of unrecognized compensation cost related to nonvested shares granted under our equity incentive plans. That cost is expected to be recognized over a weighted-average period of three years.

Non-stockholder approved stock option grants

Prior to our initial public offering in 1998, our Board of Directors approved three stock option grants outside of formally approved stockholder plans to two independent directors upon their joining our Board of Directors and to an executive officer upon his hiring. All of such option grants vested over 25% one year from the date of grant, with the remainder vesting at a rate of 2.08% per month thereafter and expire 10 years from the date of grant. The options granted to the independent directors were immediately exercisable, subject to repurchase rights held by us, which lapse over the vesting period. The terms and conditions of such grants are otherwise identical to nonqualified option grants made under the stock option plan in effect at that time. At the time of such grants, members of our Board of Directors (and their affiliates) beneficially owned in excess of 90% of our then outstanding voting interests. We have previously disclosed such option grants in our Prospectus filed with the Securities and Exchange Commission on September 25, 1998 in connection with our initial public offering under the headings "Management — Director Compensation" and "Management — Compensation Arrangements." Prior to 2004, one director and the executive officer had exercised all available options under their respective grants. At December 31, 2006, one grant remained outstanding to one independent director, with 768,184 shares to be issued upon exercise of the outstanding options at an average exercise price of $0.39. There were no shares remaining available under these non-stockholder approved plans for future grants as of December 31, 2006.

Note 13 — Income Taxes:

The components of pretax income before cumulative effect of accounting change and minority interest in consolidated companies for the years ended December 31, 2004, 2005 and 2006 are as follows (in thousands):

	Year Ended December 31,		
	2004	2005	2006
United States	$ 820,892	$ 943,575	$ 776,553
International	307,338	605,802	770,509
	$1,128,230	$1,549,377	$1,547,062

The provision for income taxes is composed of the following (in thousands):

	Year Ended December 31,		
	2004	2005	2006
Current:			
Federal	$246,795	$382,925	$ 460,262
State and local	57,099	89,717	122,396
Foreign	23,546	79,838	66,610
	327,440	552,480	649,268
Deferred:			
Federal	27,836	(37,651)	(146,872)
State and local	(3,565)	(7,106)	(32,331)
Foreign	(7,826)	(40,438)	(48,647)
	16,445	(85,195)	(227,850)
	$343,885	$467,285	$ 421,418

The following is a reconciliation of the difference between the actual provision for income taxes and the provision computed by applying the federal statutory rate of 35% for 2004, 2005, and 2006 to income before income taxes (in thousands):

	Year Ended December 31,		
	2004	2005	2006
Provision at statutory rate	$394,881	$ 542,282	$ 541,471
Permanent differences:			
Foreign income taxed at different rates	(82,267)	(149,463)	(230,350)
Change in valuation allowance	2,000	12,587	35,652
Stock-based compensation			26,179
State taxes, net of federal benefit	35,008	53,697	58,542
Tax credits	(6,975)	(9,136)	(1,142)
Other	1,238	17,318	(8,934)
	$343,885	$ 467,285	$ 421,418

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. Significant deferred tax assets and liabilities consist of the following (in thousands):

	December 31,	
	2005	2006
Deferred tax assets:		
Net operating loss and credits	$ 132,832	$ 111,133
Accruals, allowances and stock-based compensation	71,504	192,276
Net unrealized (gains) losses	9,616	4,024
Net deferred tax assets	213,952	307,433
Valuation allowance	(77,712)	(69,777)
	136,240	237,656
Deferred tax liabilities:		
Acquisition-related intangibles	(212,702)	(171,422)
Depreciation and amortization	(79,946)	(30,139)
	(292,648)	(201,561)
	$(156,408)	$ 36,095

As of December 31, 2006, our federal, foreign and state net operating loss carryforwards, or NOLs, for income tax purposes were approximately $44.9 million, $324.6 million, and $54.4 million, respectively. The utilization of a portion of the NOLs is subject to an annual limitation under Section 382 of the Internal Revenue Code due to a change of ownership. However, we do not believe such annual limitation will impact our realization of the NOLs. If not utilized, the federal net operating loss carryforwards will begin to expire in 2019, the state net operating loss carryforwards will begin to expire in 2009, and the foreign net operating loss carryforwards will begin to expire in 2009. As of December 31, 2006, our state tax credit carryforwards for income tax purposes were approximately $7.9 million. If not utilized, the state tax credit carryforwards will begin to expire in 2015.

We receive tax deductions from the gains realized by employees on the exercise of certain non-qualified stock options for which the benefit is recognized as a component of stockholders' equity. Historically, we have evaluated the deferred tax assets relating to these stock option deductions along with our other deferred tax assets and concluded that a valuation allowance is not required for that portion of the total deferred tax assets that are not considered more likely than not to be realized in future periods. To the extent that the deferred tax assets with a valuation allowance become realizable in future periods, we will have the ability, subject to carryforward limitations, to benefit from these amounts. When realized, the tax benefits of tax deductions related to stock options are accounted for as an increase to additional paid-in capital rather than a reduction of the income tax provision. Our profitability coupled with the level of stock option deductions generated during 2006 resulted in the utilization of net operating losses related to deferred tax assets for stock option deductions. Accordingly the valuation allowance related to these deferred tax assets was eliminated in 2006, resulting in an increase of $42.9 million in additional paid-in capital. Beginning in 2006, deferred tax assets related to stock option deductions were recognized in the periods when the benefit was received.

We have not provided for U.S. federal income and foreign withholding taxes on $1.9 billion of non-U.S. subsidiaries' undistributed earnings as of December 31, 2006, because such earnings are intended to be indefinitely reinvested in the operations and potential acquisitions of our International operations. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to U.S. income taxes (subject to an adjustment for foreign tax credits). It is not practicable to determine the income tax liability that might be incurred if these earnings were to be distributed.

Note 14 — Subsequent Events:

During January 2007, eBay's Board of Director's authorized the expansion of the share repurchase program to provide for the repurchase of up to an additional $2.0 billion of eBay's common stock within the next two years. See discussion of our stock repurchase program at "Note 11 — Common Stock."

On February 13, 2007, we completed the acquisition of StubHub, an online marketplace for the resale of event tickets, for a total purchase price of approximately $307 million, which included StubHub's net cash at the time of closing of $21 million. Under the purchase method of accounting, the total purchase price will be allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values.

Supplementary Data — Quarterly Financial Data-Unaudited:

The following tables present certain unaudited consolidated quarterly financial information for each of the eight quarters ended December 31, 2006. This quarterly information has been prepared on the same basis as the Consolidated Financial Statements and includes all adjustments necessary to state fairly the information for the periods presented.

Quarterly Financial Data
(Unaudited, in thousands, except per share amounts)

	Quarter Ended			
	March 31	June 30	September 30	December 31
2005				
Net revenues	$1,031,724	$1,086,303	$1,105,515	$1,328,859
Gross profit	$ 845,355	$ 894,463	$ 905,140	$1,089,339
Net income	$ 256,291	$ 291,560	$ 254,971	$ 279,221
Net income per share-basic	$ 0.19	$ 0.22	$ 0.19	$ 0.20
Net income per share-diluted	$ 0.19	$ 0.21	$ 0.18	$ 0.20
Weighted-average shares:				
Basic	1,343,442	1,351,375	1,357,239	1,394,566
Diluted	1,382,150	1,379,088	1,387,038	1,426,475

	Quarter Ended			
	March 31	June 30	September 30	December 31
2006				
Net revenues	$1,390,419	$1,410,784	$1,448,637	$1,719,901
Gross profit	$1,106,822	$1,113,901	$1,128,642	$1,363,584
Net income	$ 248,282	$ 249,994	$ 280,896	$ 346,467
Net income per share-basic	$ 0.18	$ 0.18	$ 0.20	$ 0.25
Net income per share-diluted	$ 0.17	$ 0.17	$ 0.20	$ 0.25
Weighted-average shares:				
Basic	1,406,309	1,411,925	1,406,382	1,380,577
Diluted	1,437,581	1,435,757	1,426,112	1,402,749

eBay Inc.

FINANCIAL STATEMENT SCHEDULE

The Financial Statement Schedule II — VALUATION AND QUALIFYING ACCOUNTS is filed as part of this Annual Report on Form 10-K.

	Balance at Beginning of Period	Charged/ Credited to Net Income	Charged to Other Account	Charges Utilized/ Write-offs	Balance at End of Period
			(In thousands)		
Allowance for Doubtful Accounts and Authorized Credits					
Year ended December 31, 2004	$ 48,069	$ 90,942	—	$ (60,378)	$ 78,633
Year ended December 31, 2005	78,633	89,499	—	(94,547)	73,585
Year ended December 31, 2006	73,585	100,729	—	(91,449)	82,865
Allowance for PayPal Transaction Losses*					
Year ended December 31, 2004	25,798	50,459	—	(45,869)	30,388
Year ended December 31, 2005	30,388	73,773	—	(53,889)	50,272
Year ended December 31, 2006	50,272	126,439	—	(97,185)	79,526
Tax Valuation Allowance*					
Year ended December 31, 2004	165,831	(7,229)	57,526	—	216,128
Year ended December 31, 2005	216,128	13,196	3,240	(154,852)	77,712
Year ended December 31, 2006	77,712	28,513	6,420	(42,868)	69,777

* Prior year balances related to Allowance for PayPal Transaction Losses and Tax Valuation Allowance were adjusted to conform to the current year's presentation.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 27th day of February, 2007.

eBay Inc.

By: /s/ Margaret C. Whitman

Margaret C. Whitman
President, Chief Executive Officer
and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Margaret C. Whitman, Robert H. Swan, Douglas Jeffries, and Michael R. Jacobson, and each or any one of them, each with the power of substitution, his or her attorney-in-fact, to sign any amendments to this report, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Principal Executive Officer:

By: /s/ Margaret C. Whitman

Margaret C. Whitman
President, Chief Executive Officer and Director

Principal Financial Officer:

By: /s/ Robert H. Swan

Robert H. Swan
Senior Vice President, Chief Financial Officer

Principal Accounting Officer:

By: /s/ Douglas Jeffries

Douglas Jeffries
Vice President, Chief Accounting Officer

Additional Directors

By: /s/ Pierre M. Omidyar
Pierre M. Omidyar
Founder, Chairman of the Board and Director

By: /s/ Fred D. Anderson
Fred D. Anderson
Director

By: /s/ Edward W. Barnholt
Edward W. Barnholt
Director

By: /s/ Philippe Bourguignon
Philippe Bourguignon
Director

By: /s/ Scott D. Cook
Scott D. Cook
Director

By: /s/ William C. Ford, Jr.
William C. Ford, Jr.
Director

By: /s/ Robert C. Kagle
Robert C. Kagle
Director

By: /s/ Dawn G. Lepore
Dawn G. Lepore
Director

By: /s/ Richard T. Schlosberg, III
Richard T. Schlosberg, III
Director

By: /s/ Thomas J. Tierney
Thomas J. Tierney
Director

Date: February 27, 2007

"At our core, eBay Inc. is all about connecting people, empowering them to explore new opportunities."

Meg Whitman
President and CEO

Our Purpose

We are pioneering new communities around the world built on commerce, sustained by trust, and inspired by opportunity.





Recycled Paper

eBay Inc.

2145 Hamilton Avenue
San Jose, California 95125

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On June 14, 2007

To the Stockholders of eBay Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of **eBAY INC.**, a Delaware corporation, will be held on Thursday, June 14, 2007, at 8:00 a.m. Eastern time at the Back Bay Events Center, Back Bay Grand Room, 180 Berkeley Street, Boston, Massachusetts 02116 for the following purposes:

1. To elect three directors to hold office until our 2010 Annual Meeting of Stockholders.

2. To approve an amendment to our 1999 Global Equity Incentive Plan to further satisfy the requirements of Section 162(m) of the Internal Revenue Code.

3. To approve an amendment to our 1998 Employee Stock Purchase Plan to extend the term of the Purchase Plan.

4. To ratify the selection of PricewaterhouseCoopers LLP as our independent auditors for our fiscal year ending December 31, 2007.

5. To transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

These business items are described more fully in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on April 16, 2007 as the record date for identifying those stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement of this meeting.

By Order of the Board of Directors



Michael R. Jacobson
Secretary

San Jose, California
April 30, 2007

The proxy statement and the accompanying form of proxy are being mailed on or about May 4, 2007 in connection with the solicitation of proxies on behalf of the Board of Directors of eBay. All stockholders are cordially invited to attend the Annual Meeting in person. Whether or not you expect to attend the Annual Meeting, you are urged to vote your shares as soon as possible so that your shares can be voted at the Annual Meeting in accordance with your instructions on the proxy or voting instruction card. Telephone and Internet voting are available. For specific instructions on voting, please refer to the instructions on the proxy or voting instruction card.

eBay Inc.

2145 Hamilton Avenue
San Jose, California 95125

PROXY STATEMENT

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND OUR 2007 ANNUAL MEETING

Q: Why am I receiving these materials?

A: eBay's Board of Directors, or the Board, is providing these proxy materials to you in connection with the Board's solicitation of proxies for use at eBay's 2007 Annual Meeting of Stockholders, which will take place on June 14, 2007. Stockholders are invited to attend the Annual Meeting and are requested to vote on the proposals described in this proxy statement.

Q: What information is contained in these materials?

A: The information included in this proxy statement relates to the proposals to be voted on at the Annual Meeting, the voting process, the compensation of directors and our most highly paid executive officers, and certain other required information. eBay's 2006 Annual Report, which includes eBay's audited consolidated financial statements, is also enclosed with this Proxy Statement.

Q: What proposals will be voted on at the Annual Meeting?

A: There are four proposals scheduled to be voted on at the Annual Meeting:

- the election of three directors for a three-year term;
- the approval of an amendment to our 1999 Global Equity Incentive Plan to further satisfy the requirements of Section 162(m) of the Internal Revenue Code;
- the approval of an amendment to our 1998 Employee Stock Purchase Plan to extend the term of the Purchase Plan; and
- the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditors for our fiscal year ending December 31, 2007.

Q: What are eBay's Board of Directors' voting recommendations?

A: eBay's Board recommends that you vote your shares "FOR" each of the nominees to the Board, "FOR" the approval of the amendments to our 1999 Global Equity Incentive Plan and 1998 Employee Stock Purchase Plan, and "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditors.

Q: How many shares are entitled to vote?

A: Each share of eBay's common stock outstanding as of the close of business on April 16, 2007, the record date, is entitled to one vote at the Annual Meeting. At the close of business on April 16, 2007, 1,363,838,463 shares of common stock were outstanding and entitled to vote. You may vote all of the shares owned by you as of the close of business on the record date of April 16, 2007 and are entitled to cast one vote per share of common stock held by you on the record date. These shares include shares that are (1) held of record directly in your name, including shares purchased through eBay's equity incentive plans, and (2) held for you as the beneficial owner through a stockbroker, bank, or other nominee.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: Most stockholders of eBay hold their shares beneficially through a stockbroker, bank, or other nominee rather than directly in their own name. There are some distinctions between shares held of record and shares owned beneficially, specifically:

- ***Shares held of record***

If your shares are registered directly in your name with eBay's transfer agent, Mellon Investor Services, you are considered the stockholder of record with respect to those shares, and these proxy materials are being sent directly to you by eBay. As the stockholder of record, you have the right to grant your voting proxy directly to eBay or to vote in person at the Annual Meeting. eBay has enclosed a proxy card for you to use. You may also vote on the Internet or by telephone as described below under "How can I vote my shares without attending the Annual Meeting?"

- ***Shares owned beneficially***

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee who is considered, with respect to those shares, the stockholder of record. As the beneficial owner or nominee, you have the right to direct your broker or other nominee on how to vote the shares in your account, and you are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote these shares in person at the Annual Meeting unless you request and receive a valid proxy from your broker or other nominee. Your broker or nominee has enclosed a voting instruction card for you to use in directing the broker or nominee regarding how to vote your shares. You may also vote on the Internet or by telephone as described below under "How can I vote my shares without attending the Annual Meeting?"

Q: Can I attend the Annual Meeting?

A: You are invited to attend the Annual Meeting if you are a stockholder of record or a beneficial owner as of April 16, 2007. If you are a stockholder of record, you must bring proof of identification. If you hold your shares through a stockbroker or other nominee, you will need to provide proof of ownership by bringing either a copy of the voting instruction card provided by your broker or a copy of a brokerage statement showing your share ownership as of April 16, 2007. If you do not attend the Annual Meeting, you can listen to a webcast of the proceedings at eBay's investor relations site at *http://investor.ebay.com.*

Q: How can I vote my shares in person at the Annual Meeting?

A: Shares held directly in your name as the stockholder of record may be voted in person at the Annual Meeting. If you choose to vote in person, please bring proof of identification. Even if you plan to attend the Annual Meeting, eBay recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the Annual Meeting. Shares held in street name through a brokerage account or by a bank or other nominee may be voted in person by you if you obtain a valid proxy from the record holder giving you the right to vote the shares.

Q: How can I vote my shares without attending the Annual Meeting?

A: Whether you hold shares directly as the stockholder of record or beneficially in street name, you may vote without attending the Annual Meeting by Internet, by telephone, or by completing and mailing your proxy card or voting instruction card in the enclosed pre-paid envelope. Please refer to the enclosed materials for details.

Q: Can I change my vote or revoke my proxy?

A: If you are the stockholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Annual Meeting. Proxies may be revoked by any of the following actions: (1) filing a timely written notice of revocation with our Corporate Secretary at our principal executive office (2145 Hamilton Avenue, San Jose, California 95125); (2) submitting a new proxy at a later date, by Internet, by telephone, or by mail to our Corporate Secretary at our principal executive office; or (3) attending the Annual Meeting and voting in person (attendance at the meeting will not, by itself, revoke a proxy). If your shares are held in a brokerage account by a bank or other nominee, you should follow the instructions provided by your broker or nominee.

Q: How are votes counted?

A: In the election of directors, you may vote "FOR" all of the nominees or your vote may be "WITHHELD" with respect to one or more of the nominees. For the approval of the amendments to our 1999 Global Equity Incentive Plan and 1998 Employee Stock Purchase Plan, and the ratification of the selection of PricewaterhouseCoopers LLP, you may vote "FOR", "AGAINST," or "ABSTAIN." If you "ABSTAIN," it has the same effect as a vote "AGAINST." If you sign and return your proxy card or broker voting instruction card without giving specific voting instructions, your shares will be voted as recommended by our Board. If you are a beneficial holder and do not return a voting instruction card, your broker may only vote on the election of directors and the ratification of the selection of PricewaterhouseCoopers LLP.

Q: Who will count the votes?

A: A representative of Broadridge Financial Solutions, Inc. will tabulate the votes and act as the inspector of election.

Q: What is the quorum requirement for the Annual Meeting?

A: The quorum requirement for holding the Annual Meeting and transacting business is a majority of the outstanding shares entitled to be voted. The shares may be present in person or represented by proxy at the Annual Meeting. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

Q: What is the voting requirement to approve each of the proposals?

A: In the election for directors, the three persons receiving the highest number of "FOR" votes will be elected. The proposals to amend our 1999 Global Equity Incentive Plan and 1998 Employee Stock Purchase Plan and the proposal to ratify the selection of the auditors each require the affirmative "FOR" vote of a majority of those shares present and entitled to vote to be approved. If you are a beneficial owner and do not provide the stockholder of record with voting instructions, your shares may constitute broker non-votes.

Q: What are broker non-votes and what effect do they have on the proposals?

A: Generally, broker non-votes occur when shares held by a broker in "street name" for a beneficial owner are not voted with respect to a particular proposal because (1) the broker has not received voting instructions from the beneficial owner and (2) the broker lacks discretionary voting power to vote those shares. A broker is entitled to vote shares held for a beneficial owner on routine matters, such as the election of our directors and the ratification of the appointment of PricewaterhouseCoopers LLP as independent auditors, without instructions from the beneficial owner of those shares. On the other hand, absent instructions from the beneficial owner of such shares, a broker is not entitled to vote shares held for a beneficial owner on certain non-routine items, such as the approval of the amendments to our 1999 Global Equity Incentive Plan and 1998 Employee Stock Purchase Plan. Broker non-votes count for purposes of determining whether a quorum exists but do not count as entitled to vote with respect to individual proposals.

Q: What does it mean if I receive more than one proxy or voting instruction card?

A: It means your shares are registered differently or are in more than one account. Please provide voting instructions for each proxy and voting instruction card you receive to ensure that all of your shares are voted.

Q: Where can I find the voting results of the Annual Meeting?

A: eBay will announce preliminary voting results at the Annual Meeting and will publish final results in eBay's quarterly report on Form 10-Q for the second quarter of 2007.

Q: Who will bear the cost of soliciting votes for the Annual Meeting?

A: eBay will pay the entire cost of preparing, assembling, printing, mailing, and distributing these proxy materials. eBay will provide copies of these proxy materials to banks, brokerage houses, fiduciaries, and custodians holding in their names shares of our common stock beneficially owned by others so that they may forward these proxy materials to the beneficial owners. eBay has retained the services of D.F. King & Co., Inc., a professional proxy solicitation firm, to aid in the solicitation of proxies. D.F. King may solicit proxies by personal interview, mail, telephone, and electronic communications. eBay estimates that it will pay D.F. King its customary fee, estimated to be approximately $8,500, plus reasonable out-of-pocket expenses incurred in the process of soliciting proxies. In addition, eBay may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Solicitations may also be made by personal interview, telephone, and electronic communication by directors, officers, and other employees of eBay, but we will not additionally compensate our directors, officers or other employees for these services.

Q: May I propose actions for consideration at next year's Annual Meeting or nominate individuals to serve as directors?

A: You may submit proposals for consideration at future annual stockholder meetings. In order for a stockholder proposal to be considered for inclusion in the proxy materials for our 2008 Annual Meeting of Stockholders, your proposal must be received by our Corporate Secretary no later than December 29, 2007. A stockholder proposal or a nomination for director that is received after this date will not be included in our proxy statement and proxy but will otherwise be considered at the 2008 annual meeting so long as it is submitted to our Corporate Secretary no earlier than March 14, 2008 and no later than April 15, 2008. We advise you to review our Bylaws, which contain this and other requirements with respect to advance notice of stockholder proposals and director nominations. Our Bylaws were filed with the Securities and Exchange Commission, or SEC, as an exhibit to our quarterly report on Form 10-Q on November 13, 1998, which can be viewed by visiting our investor relations website at *http://investor.ebay.com/sec.cfm* and may also be obtained by writing to our Corporate Secretary at our principal executive office (2145 Hamilton Avenue, San Jose, California 95125).

Q: How can I get electronic access to the Proxy Statement and Annual Report?

A: This proxy statement and our 2006 Annual Report may be viewed online on our investor relations website at *http://investor.ebay.com/annuals.cfm.* You can also elect to receive an email that will provide an electronic link to future annual reports and proxy statements rather than receiving paper copies of these documents. Choosing to receive your proxy materials electronically will save us the cost of printing and mailing documents to you. You can choose to receive future proxy materials electronically by visiting our investor relations website at *http://investor.ebay.com/annuals.cfm.* If you choose to receive future proxy materials electronically, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your choice to receive proxy materials electronically will remain in effect until you contact eBay Investor Relations and tell us otherwise. You may visit our investor relations website at *http://investor.ebay.com* or contact eBay Investor Relations by mail at 2145 Hamilton Avenue, San Jose, California 95125 or by telephone at 866-696-3229.

Q: How do I obtain a separate set of proxy materials if I share an address with other stockholders?

A: To reduce expenses, in some cases, we are delivering one set of proxy materials to certain stockholders who share an address, unless otherwise requested. A separate proxy card is included in the proxy materials for each of these stockholders. If you reside at such an address and wish to receive a separate copy of the proxy materials, including our annual report, you may contact eBay Investor Relations at the website, address, or phone number in the previous paragraph. You may also contact eBay Investor Relations if you would like to receive separate proxy materials in the future or if you are receiving multiple copies of our proxy materials and would like to receive only one copy in the future.

Q: How can I obtain an additional proxy card?

A: If you lose, misplace or otherwise need to obtain a proxy card, and:

- you are a stockholder of record, contact eBay Investor Relations by mail at 2145 Hamilton Avenue, San Jose, California 95125 or by telephone at 866-696-3229; or
- you are the beneficial owner of shares held indirectly through a bank, broker, or similar institution, contact your account representative at that organization.

2007 ANNUAL MEETING OF STOCKHOLDERS

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

TABLE OF CONTENTS

CORPORATE GOVERNANCE

Our business is managed by our employees under the direction and oversight of the Board of Directors. Except for Ms. Whitman, none of our Board members is an employee of eBay. We keep Board members informed of our business through discussions with management, materials we provide to them, visits to our offices, and their participation in Board and Board committee meetings.

The Board has adopted corporate governance guidelines that, along with the charters of the Board committees and our Code of Business Conduct and Ethics, which we refer to as the Code of Conduct, provide the framework for the governance of the company. A complete copy of our governance guidelines, the charters of our Board committees, and our Code of Conduct may be found on our investor relations website at *http://investor.ebay.com/governance.* (Information contained on eBay's website is not part of this proxy statement.) The Board regularly reviews corporate governance developments and modifies these policies as warranted. Any changes in these governance documents will be reflected on the same location on our website.

OUR CORPORATE GOVERNANCE PRACTICES

We believe open, effective, and accountable corporate governance practices are key to our relationship with our stockholders. To help our stockholders understand our commitment to this relationship and our governance practices, the Board has adopted a set of governance guidelines to set a framework within which the Board will conduct its business. The governance guidelines can be found on our website at *http://investor.ebay.com/governance* and are summarized below along with certain other of our governance practices.

Committee Responsibilities. Board committees help the Board run effectively and efficiently, but do not replace the oversight of the Board as a whole. There are currently three principal committees: the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee. Each committee meets regularly and has a written charter that has been approved by the Board. In addition, at each regularly scheduled Board meeting, a member of each committee reports on any significant matters addressed by the committee. Each committee performs an annual self-assessment to evaluate its effectiveness in fulfilling its obligations.

Independence. Nasdaq rules require listed companies to have a board of directors with at least a majority of independent directors. Under Nasdaq's rules, in order for a director to be deemed independent, our Board must determine that the individual does not have a relationship that would interfere with the director's exercise of independent judgment in carrying out his or her responsibilities. Our Board has adopted guidelines setting forth categories of relationships that it has deemed immaterial for purposes of making a determination regarding a director's independence. On an annual basis, each member of our Board is required to complete an independence questionnaire designed to provide information to assist the Board in determining whether the director is independent under Nasdaq rules and our corporate governance guidelines. Our Board has determined that each of our directors, other than Ms. Whitman and Mr. Omidyar, is independent under the listing standards of the Nasdaq Global Select Market. Our governance guidelines require any director who has previously been determined to be independent to inform the Chairman of the Board and our Corporate Secretary of any change in circumstance that may cause his or her status as an independent director to change. The Board limits membership on the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee to independent directors.

Lead Independent Director. Our Board has a designated lead independent director who chairs and can call formal closed sessions of the outside directors, leads Board meetings in the absence of the Chairman, and leads the annual Board self-assessment. In addition, the lead independent director, together with the chair of the Corporate Governance and Nominating Committee, conducts interviews to confirm the continued qualification and willingness to serve of each director whose term is expiring at an annual meeting prior to the time at which directors are nominated for re-election. Mr. Tierney is currently the lead independent director, having been appointed to a second two-year term in 2006. He will serve as lead independent director until the Board meeting following our 2008 Annual Meeting of Stockholders.

Stockholder Communication. Stockholders may communicate with the Board or individual directors care of the Corporate Secretary, eBay Inc., 2145 Hamilton Avenue, San Jose, California 95125. The Corporate Governance and Nominating Committee has delegated responsibility for initial review of stockholder communications to our Corporate Secretary. In accordance with the committee's instructions, our Corporate Secretary will summarize all correspondence and make it available to each member of the Board. In addition, the Corporate Secretary will forward copies of all stockholder correspondence to each member of the Corporate Governance and Nominating Committee, except for communications that are (a) advertisements or promotional communications, (b) solely related to complaints by users with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly unrelated to our business, industry, management, or Board or committee matters.

Attendance at Annual Meetings. Absent exigent circumstances, all directors are expected to attend the company's annual meeting of stockholders. Ten of our eleven directors attended our annual meeting of stockholders in 2006.

Formal Closed Sessions. At the conclusion of each regularly scheduled Board meeting, the outside directors have the opportunity to meet without our management or the other directors. The lead independent director leads the discussions.

Board Compensation. Board compensation is determined by the Compensation Committee. Since 2003, Board compensation has consisted of a mixture of equity compensation and cash compensation. Board compensation is reviewed annually by the Compensation Committee, which has not changed cash compensation since 2003 and has effectively reduced equity compensation by holding the number of options granted annually to the same absolute number notwithstanding two subsequent stock splits. Current Board compensation is described under the heading "Compensation of Directors" below.

Stock Ownership Guidelines. In September 2004, our Board adopted stock ownership guidelines to better align the interests of our directors and executives with the interests of our stockholders and further promote our commitment to sound corporate governance. Under these guidelines, our executive officers are required to achieve ownership of eBay common stock valued at three times their annual base salary (five times in the case of our Chief Executive Officer, or CEO). The guidelines provide that the required ownership level for each executive officer is re-calculated whenever an executive officer changes pay grade, and as of January 1 of every third year. Until an executive achieves the required level of ownership, he or she is required to retain 25% of the after-tax net shares received as the result of the exercise of eBay stock options or the vesting of restricted stock or restricted stock units. Directors are required to achieve ownership of eBay common stock valued at three times the amount of the annual retainer paid to directors within three years of joining the Board, or in the case of directors serving at the time the guidelines were adopted, within three years of the date of adoption of the guidelines. A more detailed summary of our stock ownership guidelines can be found on our website at *http://investor.ebay.com/governance.* All of our directors and all of our executive officers who began their employment with eBay prior to January 1, 2005 have achieved the level of stock ownership required under the guidelines. The ownership levels of our executives and directors as of March 30, 2007 are set forth in the section entitled "Security Ownership of Certain Beneficial Owners and Management" below.

Outside Advisors. The Board and each of its committees may retain outside advisors and consultants of their choosing at the company's expense. The Board need not obtain management's consent to retain outside advisors.

Conflicts of Interest. eBay expects its directors, executives, and employees to conduct themselves with the highest degree of integrity, ethics, and honesty. eBay's credibility and reputation depend upon the good judgment, ethical standards and personal integrity of each director, executive, and employee. In order to better protect eBay and its stockholders, eBay regularly reviews its Code of Conduct to ensure that it provides clear guidance to its employees and directors. The Code of Conduct was most recently updated in October 2005.

Transparency. eBay believes it is important that stockholders understand the governance practices of eBay. In order to help ensure the transparency of our practices, we have posted information regarding our corporate governance procedures on our website at *http://investor.ebay.com/governance.*

Board Effectiveness and Director Performance Reviews. It is important to eBay that the Board and its committees are performing effectively and in the best interest of the company and its stockholders. The Board performs an annual self-assessment, led by the lead independent director, to evaluate its effectiveness in fulfilling its obligations. As part of this annual self-assessment, directors are able to provide feedback on the performance of other directors. The lead independent director then follows up on this feedback and takes such further action with directors receiving comments and other directors as he deems appropriate.

Succession Planning. The Board recognizes the importance of effective executive leadership to eBay's success, and meets to discuss executive succession planning at least annually. As part of this process, the Board reviews the capabilities of the company's senior leadership as set out in written succession planning documents and identifies and discusses potential successors for members of the company's executive staff, including the CEO.

Auditor Independence. eBay has taken a number of steps to ensure continued independence of our outside auditors. Our independent auditors report directly to the Audit Committee, and we limit the use of our auditors for non-audit services. The fees for services provided by our auditors in 2006 and 2005 and our policy on pre-approval of non-audit services are described under Proposal 4 below.

Corporate Hotline. eBay has established a corporate hotline to allow any employee to confidentially and anonymously lodge a complaint about any accounting, internal control, auditing, or other matter of concern.

BOARD COMMITTEES AND MEETINGS

During 2006, our Board held four meetings, and each Board member attended at least 75% of the aggregate of all of our Board meetings and committee meetings for committees on which such director served. The Board has three principal committees: an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee.

Audit Committee

Our Board has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Our Audit Committee consists of Mr. Anderson, Ms. Lepore, and Mr. Schlosberg, each of whom is independent in accordance with the rules and regulations of the Nasdaq Global Select Market and the SEC. Mr. Anderson is the chairman of the committee. The Audit Committee held 13 meetings during 2006. The primary responsibilities of the Audit Committee are to meet with our independent auditors to review the results of the annual audit and to discuss the financial statements, including the independent auditors' judgment about the quality of accounting principles, the reasonableness of significant judgments, the clarity of the disclosures in the financial statements, eBay's internal control over financial reporting, and management's report with respect to internal control over financial reporting. Additionally, the Audit Committee meets with our independent auditors to review the interim financial statements prior to the filing of our Quarterly Reports on Form 10-Q, recommends to the Board the independent auditors to be retained by us, oversees the independence of the independent auditors, evaluates the independent auditors' performance, receives and considers the independent auditors' comments as to controls, adequacy of staff and management performance and procedures in connection with audit and financial controls, including our system to monitor and manage business risks and legal and ethical compliance programs. The Audit Committee approves the compensation of our Vice President of Internal Audit, who meets with the committee regularly without other members of management present. The Audit Committee also prepares the Audit Committee Report for inclusion in our proxy statement, approves audit and non-audit services provided to us by our independent auditors, considers conflicts of interest and reviews all transactions with related persons involving executive officers or Board members that exceed specified thresholds, and meets with our General Counsel to discuss legal matters that may have a material impact on our financial statements or our compliance policies. Our Board has determined that Mr. Anderson is an "audit committee financial expert" as defined by the SEC. You can view our Audit Committee Charter on the corporate governance section of our investor relations website at *http://investor.ebay.com/governance.*

Compensation Committee

Our Compensation Committee consists of Messrs. Barnholt, Bourguignon, Kagle, and Tierney. Mr. Kagle was the chairman of the committee until April 1, 2006, when Mr. Barnholt became the chairman of the committee. Mr. Ford was a member of the committee until April 1, 2006, when he moved to the Corporate Governance and Nominating Committee. The committee met 12 times during 2006. The Compensation Committee reviews and approves all compensation programs applicable to directors and executive officers, the overall strategy for employee compensation, and the compensation of our CEO and our other executive officers. The committee also prepares the Compensation Committee Report for inclusion in our proxy statement. All members of our Compensation Committee are independent under the listing standards of the Nasdaq Global Select Market. The Compensation Committee Charter permits the committee to, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the committee. You can view our Compensation Committee Charter on the corporate governance section of our investor relations website at *http://investor.ebay.com/governance.*

A more detailed description of the role of the committee, including the role of executive officers and consultants in compensation decisions, can be found under "Compensation Discussion and Analysis — Role of the Compensation Committee" and "— Role of Executive Officers and Consultants in Compensation Decisions" below.

Compensation Committee Interlocks and Insider Participation. None.

Corporate Governance and Nominating Committee

Our Corporate Governance and Nominating Committee consists of Mr. Cook, Mr. Ford, Ms. Lepore, Mr. Schlosberg, and Mr. Tierney. Mr. Ford became a member of the committee effective April 1, 2006. Mr. Cook is the chairman of the committee. The committee met four times during 2006. The Corporate Governance and Nominating Committee makes recommendations to the Board as to the appropriate size of the Board or any Board committee, reviews the qualifications of candidates for the Board of Directors, and makes recommendations to the Board of Directors on potential Board members (whether as a result of vacancies, including any vacancy created by an increase in the size of the Board, or as part of the annual election cycle). The committee considers nominee recommendations from a variety of sources, including nominees recommended by stockholders. The committee has from time to time retained an executive search firm to help facilitate the screening and interview process of director nominees. The committee has not established specific minimum age, education, experience, or skill requirements for potential members, but, in general, expects that qualified candidates will have high-level managerial experience in a complex organization and will be able to represent the interests of the stockholders as a whole rather than special interest groups or constituencies. The committee considers each candidate's integrity, judgment, skill, diversity of background, and time available to devote to Board activities. The committee will also consider the interplay of a candidate's skill and experience with that of other Board members, and the extent to which a candidate may be a desirable addition to any committee of the Board.

In addition to recommending director candidates, the Corporate Governance and Nominating Committee establishes procedures for the oversight and evaluation of the Board and management, reviews correspondence received from stockholders, and reviews on an annual basis a set of corporate governance guidelines for the Board. Stockholders wishing to submit recommendations or director nominations for our 2008 Annual Meeting of Stockholders should submit their proposals to the Corporate Governance and Nominating Committee in care of our Corporate Secretary in accordance with the time limitations, procedures, and requirements described under the heading "May I propose actions for consideration at next year's Annual Meeting or nominate individuals to serve as directors?" in the section entitled "Questions and Answers about the Proxy Materials and Our 2007 Annual Meeting" above. All members of our Corporate Governance and Nominating Committee are independent under the listing standards of the Nasdaq Global Select Market. You can view our Corporate Governance and Nominating Committee Charter on the corporate governance section of our investor relations website at *http://investor.ebay.com/governance.*

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of March 30, 2007, by (i) each stockholder known to us to be the beneficial owner of more than 5% of our common stock, (ii) each director and nominee for director, (iii) each of the executive officers named in the Summary Compensation Table below, and (iv) all executive officers and directors as a group.

Name of Beneficial Owner	Shares Beneficially Owned(1)	
	Number	Percent
Pierre M. Omidyar(2)	190,953,408	14.0%
Capital Research and Management Company(3)	84,843,500	6.2
Margaret C. Whitman(4)	33,769,267	2.5
Robert H. Swan(5)	117,406	*
Rajiv Dutta(6)	2,209,737	*
John J. Donahoe(7)	616,168	*
Michael R. Jacobson(8)	3,593,056	*
Fred D. Anderson(9)	35,062	*
Edward W. Barnholt(9)	11,687	*
Philippe Bourguignon(9)	93,812	*
Scott D. Cook(10)	1,225,366	*
William C. Ford(11)	125,300	*
Robert C. Kagle(12)	3,809,898	*
Dawn G. Lepore(13)	433,812	*
Richard T. Schlosberg, III(14)	35,062	*
Thomas J. Tierney(15)	81,812	*
All directors and executive officers as a group (18 persons)(16)	239,474,039	17.3

* Less than one percent.

(1) This table is based upon information supplied by officers, directors, and principal stockholders and Schedules 13D and 13G filed with the SEC. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 30, 2007 are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding those options, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of beneficial ownership is based on 1,363,510,214 shares of common stock outstanding as of March 30, 2007.

(2) Mr. Omidyar is our founder and Chairman of the Board. Includes 185,000 shares held by his spouse as to which he disclaims beneficial ownership, and 17,303,078 shares Mr. Omidyar has pledged as security. The address for Mr. Omidyar is c/o eBay Inc., 2145 Hamilton Avenue, San Jose, California 95125.

(3) The address for Capital Research and Management Company is 333 South Hope Street, Los Angeles, California 90071.

(4) Ms. Whitman is our President and CEO. Includes 8,272,704 shares held by the Griffith R. Harsh, IV & Margaret C. Whitman TTEES of Sweetwater Trust U/A/D 10/15/99, 866,615 shares held by each of the Griffith R. Harsh, IV, TTEE, GRH 2006 Two Year GRAT and the Margaret C. Whitman, TTEE, MCW 2006 Two Year GRAT, 3,000,000 shares held by each of the Griffith R. Harsh, IV, TTEE, GRH March 2006 Two Year GRAT and the Margaret C. Whitman, TTEE, MCW March 2006 Two Year GRAT and 3,000,000 shares held by each of the Griffith R. Harsh, IV, TTEE, GRH March 2007 Two Year GRAT and the Margaret C. Whitman, TTEE, MCW March 2007 Two Year GRAT. In addition, includes 9,584 shares held by the Whitford Limited Partnership. The Managing General Partner is Griffith R. Harsh, IV, not individually but as trustee of the Griffith R. Harsh, IV & Margaret C. Whitman TTEES of Sweetwater Trust U/A/D 10/15/99. Includes

7,793,749 shares Ms. Whitman has the right to acquire pursuant to outstanding options exercisable within 60 days of March 30, 2007. The address for Ms. Whitman is c/o eBay Inc., 2145 Hamilton Avenue, San Jose, California 95125.

(5) Mr. Swan is our Senior Vice President, Finance and Chief Financial Officer. Includes 109,374 shares Mr. Swan has the right to acquire pursuant to outstanding options exercisable within 60 days of March 30, 2007. The address for Mr. Swan is c/o eBay Inc., 2145 Hamilton Avenue, San Jose, California 95125.

(6) Mr. Dutta is our President, PayPal. Includes 2,166,499 shares Mr. Dutta has the right to acquire pursuant to outstanding options exercisable within 60 days of March 30, 2007. The address for Mr. Dutta is c/o eBay Inc., 2145 Hamilton Avenue, San Jose, California 95125.

(7) Mr. Donahoe is our President, eBay Marketplaces. Includes 614,582 shares Mr. Donahoe has the right to acquire pursuant to outstanding options exercisable within 60 days of March 30, 2007. The address for Mr. Donahoe is c/o eBay Inc., 2145 Hamilton Avenue, San Jose, California 95125.

(8) Mr. Jacobson is our Senior Vice President, Legal Affairs, General Counsel and Secretary. Includes 200,000 shares held by a family limited partnership. Includes 3,125,968 shares Mr. Jacobson has the right to acquire pursuant to outstanding options exercisable within 60 days of March 30, 2007. The address for Mr. Jacobson is c/o eBay Inc., 2145 Hamilton Avenue, San Jose, California 95125.

(9) Includes, in the case of Mr. Anderson, 29,062 shares Mr. Anderson has the right to acquire pursuant to outstanding options exercisable within 60 days of March 30, 2007, in the case of Mr. Barnholt, 7,187 shares Mr. Barnholt has the right to acquire pursuant to outstanding options exercisable within 60 days of March 30, 2007 and, in the case of Mr. Bourguignon, 87,812 shares Mr. Bourguignon has the right to acquire pursuant to outstanding options exercisable within 60 days of March 30, 2007. The address for Messrs. Anderson, Barnholt, and Bourguignon is c/o eBay Inc., 2145 Hamilton Avenue, San Jose, California 95125.

(10) Includes 1,062,360 shares Mr. Cook has the right to acquire pursuant to outstanding options exercisable within 60 days of March 30, 2007. The address for Mr. Cook is c/o Intuit, Inc., 2535 Garcia Avenue, Mountain View, California 94043.

(11) Includes (a) 25 shares held by Mr. Ford's spouse as a custodian for the trust for his children and as to which Mr. Ford disclaims beneficial ownership and (b) 275 shares held in a trust for two of Mr. Ford's children as to which Mr. Ford is trustee and as to which Mr. Ford disclaims beneficial ownership. The address for Mr. Ford is c/o Ford Motor Company, One American Road, Dearborn, Michigan 48126.

(12) Includes 447,812 shares Mr. Kagle has the right to acquire pursuant to outstanding options exercisable within 60 days of March 30, 2007. The address for Mr. Kagle is c/o Benchmark Capital, 2480 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(13) Includes 393,812 shares Ms. Lepore has the right to acquire pursuant to outstanding options exercisable within 60 days of March 30, 2007. The address for Ms. Lepore is c/o drugstore.com, inc., 411 108th Avenue NE, Suite 1400, Bellevue, Washington 98004.

(14) Includes 29,062 shares Mr. Schlosberg has the right to acquire pursuant to outstanding options exercisable within 60 days of March 30, 2007. The address for Mr. Schlosberg is 9901 IT-10 West, Suite 800, San Antonio, Texas 78230.

(15) Includes 77,812 shares Mr. Tierney has the right to acquire pursuant to outstanding options exercisable within 60 days of March 30, 2007. The address for Mr. Tierney is c/o The Bridgespan Group, 535 Boylston Street, 10th Floor, Boston, Massachusetts 02116.

(16) Includes 18,094,790 shares subject to options exercisable within 60 days of March 30, 2007 and 17,303,078 shares pledged as security.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers, and holders of more than 10% of our common stock to file reports regarding their ownership and changes in ownership of our securities with the SEC, and to furnish us with copies of all Section 16(a) reports that they file.

We believe that during the fiscal year ended December 31, 2006, our directors, executive officers, and greater than 10% stockholders complied with all applicable Section 16(a) filing requirements.

In making this statement, we have relied upon a review of the copies of Section 16(a) reports furnished to us and the written representations of our directors, executive officers, and greater than 10% stockholders.

TRANSACTIONS WITH RELATED PERSONS

The Audit Committee is charged with reviewing and approving potential conflict of interest situations under our Code of Conduct, and with reviewing and approving all transactions with related persons that are required to be disclosed in this section of our proxy statement. The charter of our Audit Committee and our Code of Conduct may be found on our investor relations website at *http://investor.ebay.com/governance.*

We have entered into indemnification agreements with each of our directors and executive officers. These agreements require us to indemnify such individuals, to the fullest extent permitted by Delaware law, for certain liabilities to which they may become subject as a result of their affiliation with eBay.

From time to time, we have entered into and may continue to enter into commercial arrangements with companies with which our directors or executive officers may have relationships, including as a director or executive officer, but with respect to which our directors or executive officers do not have a material interest and, thus, are not required to be disclosed. These commercial arrangements are entered into in the ordinary course of business and on an arm's-length basis.

In March 2006, we made a $2,000,000 equity investment in Meetup, Inc., a local community website that brings groups together offline. Mr. Omidyar, our founder and the Chairman of our Board, is a director of Meetup, Inc., and entities controlled by Mr. Omidyar beneficially hold greater than a 10% equity interest in Meetup, Inc. Consistent with our corporate governance practices, the Audit Committee of our Board of Directors pre-approved this transaction. We believe this transaction was made on terms no less favorable to us than we could have obtained from unaffiliated third parties. While we do not believe that Mr. Omidyar had a direct or indirect material interest in this transaction, and thus it is not required to be disclosed, we are disclosing its existence as a matter of good corporate governance and because it is not an ordinary course commercial arrangement.

Mr. Omidyar from time to time makes his personal aircraft available to our officers for business purposes at no cost to us. The imputed cost of the aircraft use was not material to our consolidated financial statements.

Our Board has adopted a written policy for the review of related person transactions. For purposes of the policy, a related person transaction includes transactions in which (1) the amount involved is more than $120,000 in any consecutive twelve-month period, (2) eBay is a participant, and (3) any related person has a direct or indirect material interest. The policy defines a "related person" to include directors, nominees for director, executive officers, holders of more than 5% of eBay's outstanding common stock and their respective immediate family members. Pursuant to the policy, all related person transactions must be approved by the Audit Committee or, in the event of an inadvertent failure to bring the transaction to the Audit Committee for pre-approval, ratified by the Audit Committee. In deciding whether to approve or ratify a related person transaction, the Audit Committee will consider the following factors:

- whether the terms of the transaction are (i) fair to eBay and (ii) at least as favorable to eBay as would apply if the transaction did not involve a related person;
- whether there are demonstrable business reasons for eBay to enter into the transaction;
- whether the transaction would impair the independence of an outside director under eBay's director independence standards; and
- whether the transaction would present an improper conflict of interest for any director or executive officer, taking into account the size of the transaction, the overall financial position of the related person, the direct or indirect nature of the related person's interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the committee deems relevant.

PROPOSALS REQUIRING YOUR VOTE

PROPOSAL 1

ELECTION OF DIRECTORS

Our Certificate of Incorporation and Bylaws, each as amended to date, provide for the Board to be divided into three classes, with each class having a three-year term. The first and second classes currently consist of four directors and the third class currently consists of three directors. The term of office for the first class expires at our 2008 Annual Meeting, the term of office for the second class expires at our 2009 Annual Meeting, and the term of office for the third class expires at our upcoming Annual Meeting. A director elected to fill a vacancy (including a vacancy created by an increase in the size of the Board) will serve for the remainder of the term of the class of directors in which the vacancy occurred and until his or her successor is elected and qualified, or until his or her earlier death, resignation, or removal.

Our Board is presently composed of eleven members, nine of whom are currently independent directors within the meaning of the listing standards of the Nasdaq Global Select Market. There are three nominees in the class whose term of office expires at the Annual Meeting, all of whom are currently members of the Board of Directors, and all of whom were previously elected by the stockholders. If elected at the Annual Meeting, each of the nominees would serve until our 2010 Annual Meeting and until his or her successor is elected and qualified, or until his or her earlier death, resignation, or removal.

Directors are elected by a plurality (excess of votes cast over opposing nominees) of the votes present in person or represented by proxy and entitled to vote at the meeting. Shares represented by signed proxies will be voted, if authority to do so is not withheld, for the election of the three nominees named below. If any of the nominees is unexpectedly unavailable for election, these shares will be voted for the election of a substitute nominee proposed by our Corporate Governance and Nominating Committee. Each person nominated for election has agreed to serve if elected. Management has no reason to believe that any of the nominees will be unable to serve.

Set forth below is biographical information for the nominees as well as for each director whose term of office will continue after the Annual Meeting.

NOMINEES FOR ELECTION FOR A THREE-YEAR TERM EXPIRING AT OUR 2010 ANNUAL MEETING

Philippe Bourguignon

Philippe Bourguignon, age 59, has served as a director of eBay since December 1999. Mr. Bourguignon has been Vice Chairman of Revolution Resorts, a division of Revolution LLC, a company focused on health, living, and resort investments and operations, since January 2006. From April 2004 to January 2006, Mr. Bourguignon served as Chairman of Aegis Media France, a media communications and market research company. From September 2003 to March 2004, Mr. Bourguignon was Co-Chief Executive Officer of The World Economic Forum (The DAVOS Forum). From August 2003 to October 2003, Mr. Bourguignon served as Managing Director of The World Economic Forum. From April 1997 to January 2003, Mr. Bourguignon served as Chairman of the Board of Club Méditerranée S.A., a resort operator. Prior to his appointment at Club Méditerranée S.A., Mr. Bourguignon was Chief Executive Officer of Euro Disney S.A., the parent company of Disneyland Paris, since 1993, and Executive Vice President of The Walt Disney Company (Europe) S.A. since October 1996. Mr. Bourguignon was named President of Euro Disney in 1992, a post he held through April 1993 He joined The Walt Disney Company in 1988 as head of Real Estate development. Mr. Bourguignon holds a Masters Degree in Economics at the University of Aix-en-Provence and holds a post-graduate diploma from the Institut d'Administration des Enterprises (IAE) in Paris.

Thomas J. Tierney

Thomas J. Tierney, age 53, has served as a director of eBay since March 2003. Mr. Tierney is the founder of The Bridgespan Group, a non-profit consulting firm serving the non-profit sector, and has been its Chairman of the Board since late 1999. Prior to founding Bridgespan, Mr. Tierney served as Chief Executive Officer of Bain & Company, a consulting firm, from June 1992 to January 2000. Mr. Tierney holds a B.A. degree in Economics from the University of California at Davis and an M.B.A. degree with distinction from the Harvard Business School. Mr. Tierney is the co-author of a book about organization and strategy called *Aligning the Stars*.

Margaret C. Whitman

Margaret C. Whitman, age 50, serves eBay as President and Chief Executive Officer. She has served in that capacity since February 1998 and as a director of eBay since March 1998. From January 1997 to February 1998, she was General Manager of the Preschool Division of Hasbro Inc., a toy company. From February 1995 to December 1996, Ms. Whitman was employed by FTD, Inc., a floral products company, most recently as President, Chief Executive Officer and a director. From October 1992 to February 1995, Ms. Whitman was employed by The Stride Rite Corporation, a footwear company, in various capacities, including President, Stride Rite Children's Group and Executive Vice President, Product Development, Marketing & Merchandising, Keds Division. From May 1989 to October 1992, Ms. Whitman was employed by The Walt Disney Company, an entertainment company, most recently as Senior Vice President, Marketing, Disney Consumer Products. Before joining Disney, Ms. Whitman was at Bain & Co., a consulting firm, most recently as a Vice President. Ms. Whitman also serves on the board of directors of The Procter & Gamble Company and DreamWorks Animation SKG, Inc. Ms. Whitman holds an A.B. degree in Economics from Princeton University and an M.B.A. degree from the Harvard Business School.

**THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF EACH NAMED NOMINEE.**

DIRECTORS CONTINUING IN OFFICE UNTIL OUR 2008 ANNUAL MEETING

Fred D. Anderson

Fred D. Anderson, age 62, has served as a director of eBay since July 2003. Mr. Anderson has been a Managing Director of Elevation Partners, a private equity firm focused on the media and entertainment industry, since July 2004. From March 1996 to June 2004, Mr. Anderson served as Executive Vice President and Chief Financial Officer of Apple Computer, Inc., a manufacturer of personal computers and related software. Prior to joining Apple, Mr. Anderson was Corporate Vice President and Chief Financial Officer of Automatic Data Processing, Inc., an electronic transaction processing firm, from August 1992 to March 1996. On April 24, 2007, the SEC filed a complaint against Mr. Anderson and another former officer of Apple Inc. The complaint alleged that Mr. Anderson failed to take steps to ensure that the accounting for an option granted in 2001 to certain executives of Apple, including himself, was proper. Simultaneously with the filing of the complaint, Mr. Anderson settled with the SEC, neither admitting nor denying the allegations in the complaint. In connection with the settlement, Mr. Anderson agreed to a permanent injunction from future violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933 and Section 16(a) of the Exchange Act and Rules 13b2-2 and 16a-3 thereunder, and from aiding and abetting future violations of Sections 13(a), 13(b)(2)(A), 13(b)(2)(B) and 14(a) of the Exchange Act and Rules 12b-20, 13a-1, 13a-13, and 14a-9 thereunder. He also agreed to disgorge approximately $3.5 million in profits and interest from the option he received and to pay a civil penalty of $150,000. Under the terms of the settlement, Mr. Anderson may continue to act as an officer or director of public companies. Mr. Anderson also serves on the board of directors of Move, Inc. Mr. Anderson holds a B.A. degree from Whittier College and an M.B.A. from the University of California, Los Angeles.

Edward W. Barnholt

Edward W. Barnholt, age 63, has served as a director of eBay since April 2005. Mr. Barnholt served as President and Chief Executive Officer of Agilent Technologies, Inc., a measurement company, from May 1999 until March 2005, and served as Chairman of the Board of Agilent from November 2002 until March 2005. Before being named Agilent's Chief Executive Officer, Mr. Barnholt served as Executive Vice President and General Manager of Hewlett-Packard Company's Measurement Organization from 1998 to 1999. From 1990 to 1998, he served as General Manager of Hewlett-Packard Company's Test and Measurement Organization. He was elected a Senior Vice President of Hewlett-Packard Company in 1993 and an Executive Vice President in 1996. Mr. Barnholt also serves as the Non-Executive Chairman of the Board of KLA-Tencor Corporation, a member of the Board of

Directors of Adobe Systems Incorporated, and a member of the Board of Trustees of the Packard Foundation. Mr. Barnholt holds a B.S and an M.S. in electrical engineering from Stanford University.

Scott D. Cook

Scott D. Cook, age 54, has served as a director of eBay since June 1998. Mr. Cook is the founder of Intuit Inc., a financial software developer. Mr. Cook has been a director of Intuit since March 1984 and is currently Chairman of the Executive Committee of the Board of Intuit. From March 1993 to July 1998, Mr. Cook served as Chairman of the Board of Intuit. From March 1984 to April 1994, Mr. Cook served as President and Chief Executive Officer of Intuit. Mr. Cook also serves on the board of directors of The Procter & Gamble Company. Mr. Cook holds a B.A. degree in Economics and Mathematics from the University of Southern California and an M.B.A. degree from the Harvard Business School.

Robert C. Kagle

Robert C. Kagle, age 51, has served as a director of eBay since June 1997. Mr. Kagle has been a Member of Benchmark Capital, the General Partner of Benchmark Capital Partners, L.P. and Benchmark Founders' Fund, L.P., since its founding in May 1995. Mr. Kagle also has been a General Partner of Technology Venture Investors since January 1984. Mr. Kagle also serves on the board of directors of Jamba, Inc. and ZipRealty, Inc. Mr. Kagle holds a B.S. degree in Electrical and Mechanical Engineering from the General Motors Institute (renamed Kettering University in January 1998) and an M.B.A. degree from the Stanford Graduate School of Business.

DIRECTORS CONTINUING IN OFFICE UNTIL OUR 2009 ANNUAL MEETING

William C. Ford, Jr.

William C. Ford, Jr., age 49, has served as a director of eBay since July 2005. Mr. Ford has served as Executive Chairman of the Board of Directors of Ford Motor Company, a company that manufactures and distributes automobiles, since September 2001 and has served as Chairman of the Board of Ford since January 1999. Mr. Ford also serves as Chairman of Ford's Finance Committee and a member of Ford's Environmental and Public Policy Committee. From October 2001 to September 2006, Mr. Ford was Ford's Chief Executive Officer. Mr. Ford has held a number of management positions at Ford since 1979. Mr. Ford serves as Vice Chairman of The Detroit Lions, Inc. and Chairman of the Board of Trustees of The Henry Ford. He is also a Vice Chairman of Detroit Renaissance. Mr. Ford holds a B.A. degree from Princeton University and a master of science in management from the Massachusetts Institute of Technology (MIT).

Dawn G. Lepore

Dawn G. Lepore, age 53, has served as a director of eBay since December 1999. Ms. Lepore has served as Chief Executive Officer and Chairman of the Board of drugstore.com, inc., a leading online provider of health, beauty, vision, and pharmacy solutions, since October 2004. From August 2003 to October 2004, Ms. Lepore served as Vice Chairman of Technology, Active Trader, Operations, Business Strategy, and Administration for the Charles Schwab Corporation and Charles Schwab & Co, Inc., a financial holding company. Prior to this appointment, she held various positions with the Charles Schwab Corporation including: Vice Chairman of Technology, Operations, Business Strategy, and Administration from May 2003 to August 2003; Vice Chairman of Technology, Operations, and Administration from March 2002 to May 2003; Vice Chairman of Technology and Administration from November 2001 to March 2002; and Vice Chairman and Chief Information Officer from July 1999 to November 2001. Ms. Lepore holds a B.A. degree from Smith College.

Pierre M. Omidyar

Pierre M. Omidyar, age 39, founded eBay as a sole proprietorship in September 1995. He has been a director and Chairman of the Board since eBay's incorporation in May 1996 and also served as its Chief Executive Officer, Chief Financial Officer, and President from inception to February 1998, November 1997 and August 1996, respectively. Prior to founding eBay, Mr. Omidyar was a developer services engineer at General Magic, a mobile communications platform company, from December 1994 to July 1996. Mr. Omidyar co-founded Ink Development

Corp. (later renamed eShop) in May 1991 and served as a software engineer there from May 1991 to September 1994. Prior to co-founding Ink, Mr. Omidyar was a developer for Claris, a subsidiary of Apple Computer, and for other Macintosh-oriented software development companies. Mr. Omidyar is currently co-founder and chairman of Omidyar Network, a mission-based organization committed to creating opportunity for individuals to improve the quality of their lives. He also serves on the Board of Trustees of Tufts University and the Santa Fe Institute, and as a director of Meetup, Inc. Mr. Omidyar holds a B.S. degree in Computer Science from Tufts University.

Richard T. Schlosberg, III

Richard T. Schlosberg, III, age 63, has served as a director of eBay since March 2004. From May 1999 to January 2004, Mr. Schlosberg served as President and Chief Executive Officer of the David & Lucile Packard Foundation, a private family foundation. Prior to joining the foundation, Mr. Schlosberg was Executive Vice President of The Times Mirror Company and publisher and Chief Executive Officer of the Los Angeles Times. Prior to that, he served in the same role at the Denver Post. Mr. Schlosberg serves on the board of directors of Edison International, BEA Systems, Inc, and is also a member of the USO World Board of Governors, and a trustee of Pomona College. Mr. Schlosberg is a graduate of the United States Air Force Academy and holds an M.B.A. degree from the Harvard Business School.

PROPOSAL 2

APPROVAL OF AN AMENDMENT TO OUR 1999 GLOBAL EQUITY INCENTIVE PLAN

We are asking you to approve an amendment to our 1999 Global Equity Incentive Plan, which we refer to as the 1999 Plan. The purpose of the amendment is to further satisfy the requirements of Section 162(m) of the Internal Revenue Code with respect to various kinds of awards under the 1999 Plan. No additional shares are being requested to be reserved for issuance under the 1999 Plan.

As described below under "— Federal Income Tax Information — Potential Limitation on Company Deductions," Section 162(m) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, denies a tax deduction to public companies for compensation paid to certain "covered employees" in a taxable year to the extent the compensation paid to a covered employee exceeds $1,000,000, unless the plan contains certain features that enable the compensation to qualify as "performance-based compensation." The 1999 Plan does contain the features necessary to qualify stock options as performance-based compensation. However, with respect to stock bonuses, restricted stock units and restricted stock purchase awards (which are referred to collectively as "full value awards"), one of the plan features required by Section 162(m) is an established set of performance criteria and procedures for setting and assessing attainment of performance goals that are approved by the company's stockholders. The 1999 Plan currently does not contain performance criteria or procedures for setting and assessing attainment of performance goals. Therefore, in order for full value awards granted under the 1999 Plan to potentially qualify for full tax deductibility to eBay under Section 162(m), you are being asked to approve and amendment to the 1999 Plan to include (i) a set of performance criteria and procedures for setting and assessing attainment of performance goals and (ii) other conforming changes discussed below. If this amendment to the 1999 Plan is not approved by our stockholders, we intend to continue to grant awards under the 1999 Plan, including awards to employees who are "covered employees" for purposes of Section 162(m), in which case grants of full value awards may not be fully deductible under Section 162(m).

The 1999 Plan is not being amended to increase the number of shares reserved for issuance thereunder or in any other material respect other than to reflect the changes described above relating to the requirements of Section 162(m). The maximum aggregate number of shares reserved for issuance under the 1999 Plan remains 52,000,000 shares.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 2.

A summary of the 1999 Plan is set forth below. The discussion below is qualified in its entirety by reference to the 1999 Plan, a copy of which, as amended, is attached as Appendix A to this proxy statement. All references to share amounts in this section and elsewhere in this proxy statement reflect all of our prior stock splits.

GENERAL

The 1999 Plan provides for the grant of stock options, stock bonuses, restricted stock units, and restricted stock purchase awards, which we refer to collectively as awards. Stock bonuses, restricted stock units, and restricted stock purchase awards are referred to collectively as full value awards. Options granted under the 1999 Plan are not intended to qualify as incentive stock options under the Internal Revenue Code.

PURPOSE

The purpose of the 1999 Plan is to provide a means by which employees and consultants in the United States and elsewhere may be given an opportunity to acquire our common stock. We believe that the 1999 Plan assists us in retaining the services of such persons, in securing and retaining the services of persons capable of filling such positions and in providing incentives for such persons to exert maximum efforts for our success.

ADMINISTRATION

The Board administers the 1999 Plan. Subject to the provisions of the 1999 Plan, the Board may construe and interpret the 1999 Plan and determine the persons to whom and the dates on which awards will be granted. It also may determine the number of shares of our common stock subject to each award, the exercise and vesting schedule, the exercise price, the type of consideration and other terms of the award. Pursuant to its authority to delegate administration of the 1999 Plan to a committee of one or more Board members, the Board has delegated administration to the Compensation Committee. Therefore, when referring to the "Board" in reference to the 1999 Plan, we are referring to the Compensation Committee as well as to the Board itself.

The regulations under Section 162(m) of the Code require that the directors who serve as members of the Compensation Committee must be "outside directors." This limitation would exclude from such committee directors who are: (i) current employees of ours or of an affiliate of ours; (ii) former employees of ours or an affiliate of ours receiving compensation for past services (other than benefits under a tax-qualified pension plan); (iii) current and former officers of ours or an affiliate of ours; (iv) directors currently receiving direct or indirect remuneration from us or an affiliate of ours in any capacity (other than as a director); and (v) any other person who is otherwise considered an "outside director" for purposes of Section 162(m). The definition of an "outside director" under Section 162(m) is generally narrower than the definition of a "non-employee director" under Rule 16b-3 of the Exchange Act. All of our directors on the Compensation Committee are and have been outside directors since our initial public offering.

ELIGIBILITY

In addition to permitting grants of awards to employees and consultants resident in or citizens of the United States, the 1999 Plan has been localized to permit us to issue awards to our employees in Australia, Austria, Belgium, Brazil, Canada, China, the Czech Republic, Estonia, France, Germany, Hong Kong, India, Ireland, Israel, Italy, Japan, Korea, Luxembourg, The Netherlands, the Philippines, Poland, Singapore, Spain, Sweden, Switzerland, Taiwan, and the United Kingdom. As of March 30, 2007, we and our consolidated subsidiaries employed approximately 13,200 people (excluding approximately 700 temporary employees), of whom approximately 5,000 (excluding approximately 300 temporary employees) were located outside the United States.

Under the 1999 Plan, no employee may be granted options under the plan covering more than 4,000,000 shares of our common stock during any calendar year.

In March 2007, in order to allow for potential deductibility to eBay of awards granted under the 1999 Plan other than options, the Board amended the 1999 Plan, subject to shareholder approval, to provide for a set of performance criteria applicable to certain performance based awards and to establish a procedure for setting performance goals and assessing their attainment.

STOCK SUBJECT TO THE 1999 PLAN

We have reserved an aggregate of 52,000,000 shares of our common stock for issuance under the 1999 Plan. As of March 30, 2007, there were 24,906,602 shares to be issued pursuant to outstanding awards under the 1999 Plan and only 13,914,416 shares were available for future grant under the 1999 Plan from the 52,000,000 shares previously approved by our stockholders. If awards granted under the 1999 Plan expire or otherwise terminate without being exercised, the shares of our stock not acquired or issued pursuant to such awards again become available for issuance under the 1999 Plan. As of March 30, 2007, the closing price of our common stock as reported on the Nasdaq Global Select Market was $33.15 per share.

TERMS OF OPTIONS

Exercise Price; Payment. The Board determines the exercise price of options. A participant must pay the exercise price either in cash or, if allowed by the Board, by delivery of other shares of our common stock, pursuant to a deferred payment arrangement or in any other form of legal consideration acceptable to the Board. Under the 1999 Plan, no options may be granted at an exercise price less than 100% of the fair market value of the common stock on the date of grant (except in the context of a merger where such options replace outstanding options of a company we have acquired).

Option Exercise. Options granted under the 1999 Plan may become exercisable in cumulative increments, or vest, as determined by the Board, and the Board may accelerate the time during which an option may vest or be exercised. In addition, options may permit exercise prior to vesting, but in such event the participant will be required to enter into an early exercise stock purchase agreement that allows us to repurchase unvested shares, generally at the participant's exercise price, should the participant's service terminate before vesting. To the extent provided by the terms of an option, a participant may satisfy any tax withholding obligation relating to the exercise of the option by a cash payment upon exercise, by authorizing us to withhold a portion of the stock otherwise issuable to the participant, by delivering already-owned shares of our common stock or by a combination of these means.

Term. The terms and conditions of options will depend to a large extent upon the applicable law of the country where the participant resides. However, the term was generally 10 years for options granted prior to January 1, 2006, and has generally been seven years for options granted after January 1, 2006, and options generally are expected to terminate three months after termination of the participant's service. If such termination is due to the participant's disability, as determined under the 1999 Plan, the option generally may be exercised (to the extent the option was exercisable at the time of the termination of service) at any time within 12 months of such termination. If the participant dies during the option term, or within three months after termination of service, the option generally may be exercised (to the extent the option was exercisable at the time of the participant's death) within 18 months of the participant's death. A participant may designate a beneficiary who may exercise the option following the participant's death.

TERMS OF STOCK BONUSES, RESTRICTED STOCK UNITS, AND RESTRICTED STOCK PURCHASE AWARDS

Payment. The Board determines the purchase price of our stock under a restricted stock purchase award. However, the Board may award stock bonuses and restricted stock units in consideration of past services without a purchase payment. The Board also determines whether a restricted stock unit will be settled in cash or shares of common stock, or a combination thereof. The participant must make any required purchase payment either in cash or, if allowed by the Board, by delivery of other shares of our common stock, pursuant to a deferred payment arrangement or in any other form of legal consideration acceptable to the Board. To date, the Board has not made any grants of stock bonuses, restricted stock units or restricted stock purchase awards under the 1999 Plan. No more than 2,000,000 shares of common stock may be granted in the aggregate under full value awards that provide for payment of less than 100% of the fair market value of the common stock on the date of grant. Moreover, no employee is eligible to be granted awards (including both full value awards and options) covering more than 4,000,000 shares of common stock during any calendar year.

Vesting. Shares of stock sold or awarded under the 1999 Plan, if any, may, but need not be, subject to a repurchase option in favor of eBay in accordance with a vesting schedule as determined by the Board. The Board has the power to accelerate the vesting of stock acquired pursuant to a restricted stock purchase award or stock bonus award under the 1999 Plan. In March 2007, the Board amended the 1999 Plan to reference the following specific performance criteria as ones on which performance vesting targets for full value awards under the 1999 Plan may, but need not, be based:

- trading volume
- users
- gross merchandise volume
- total payment volume
- revenue
- operating income
- EBITDA and/or net earnings
- net income (either before or after taxes)
- earnings per share
- return on net assets
- return on gross assets
- return on equity
- return on invested capital
- cash flow (including, but not limited to, operating cash flow and free cash flow)
- net or operating margins
- economic profit
- Common Stock price appreciation
- total stockholder returns
- employee productivity
- customer satisfaction metrics
- debt to equity ratio
- market capitalization
- market capitalization to employee ratio
- market capitalization to revenue ratio

Any of the foregoing may be measured in absolute terms, in terms of growth, as compared to any incremental increase, or as compared to results of a peer group, and may be calculated on a pro forma basis or in accordance with generally accepted accounting principles.

RESTRICTIONS ON TRANSFER

The participant may not transfer an award other than by will or by the laws of descent and distribution unless otherwise provided by the award terms.

ADJUSTMENT PROVISIONS

Certain transactions with our stockholders not involving our receipt of consideration, such as a stock split, spin-off, stock dividend, or certain recapitalizations may affect the share price of our common stock. We refer to these transactions as equity restructurings. In the event that an equity restructuring occurs, the Board will equitably adjust the class of shares issuable and the maximum number of shares of our stock subject to the 1999 Plan, and will equitably adjust outstanding awards as to the class, number of shares, and price per share of our stock. Other types of transactions may also affect our common stock, such as a dividend or other distribution, reorganization, merger, or other changes in corporate structure. In the event that there is such a transaction that is not an equity restructuring, and the Board determines that an adjustment to the plan and any outstanding awards would be appropriate to prevent any dilution or enlargement of benefits under the 1999 Plan, the Board will equitably adjust the 1999 Plan as to the class of shares issuable and the maximum number of shares of our stock subject to the 1999 Plan, as well as the maximum number of shares that may be issued to an employee during any calendar year, and will adjust any outstanding awards as to the class, number of shares and price per share of our stock in such manner as it may deem equitable.

EFFECT OF CERTAIN CORPORATE EVENTS

In the event of our dissolution or liquidation, outstanding awards will terminate. However, outstanding awards do not automatically terminate in the event of a change in control. A "change in control" means a sale, lease or other disposition of all or substantially all of our assets, a merger or consolidation in which we are not the surviving corporation, or a reverse merger in which we are the surviving corporation but the shares of our stock outstanding immediately preceding the merger are converted by virtue of the merger into other property. In the event of a change in control, any surviving corporation or acquiring corporation must either assume or continue outstanding awards or substitute similar awards. If it refuses to do so, then with respect to awards held by participants whose service has not terminated, the vesting of such awards (and, if applicable, the time during which such awards may be exercised) will be accelerated in full. The unexercised portion of all outstanding awards will terminate upon the change in control. The acceleration of an award in the event of a change in control may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of us.

DURATION, AMENDMENT, AND REPRICING

The Board may amend, suspend or terminate the 1999 Plan at any time or from time to time. Stockholders approved the 1999 Plan at our 2000 Annual Meeting of Stockholders. Stockholder approval of any amendment to the 1999 Plan must be sought only if necessary under applicable laws or regulations, but the Board may submit any amendment to the 1999 Plan for stockholder approval at its discretion. Additionally, stockholder approval is required before the Board may cancel an option and replace it with a new option or cash, reduce the exercise price of any option it has already granted under the 1999 Plan, or take any other action with respect to any outstanding option that is treated as a repricing under generally accepted accounting principles. The 1999 Plan does not have a set termination date, but the Board may terminate the plan at any time.

FEDERAL INCOME TAX INFORMATION

The following is a summary of the general U.S. federal income tax consequences of awards granted under the 1999 Plan to persons subject to United States taxation. U.S. tax consequences to any particular individual may be different.

There are no tax consequences to us or to the participant by reason of an option grant. Upon exercise of the option and acquisition of the stock, the participant normally will recognize taxable ordinary income equal to the excess, if any, of the stock's fair market value on the acquisition date over the purchase price. However, to the extent the stock is subject to certain types of vesting restrictions, the taxable event will be delayed until the vesting restrictions lapse unless the participant elects to be taxed on receipt of the stock. With respect to employees, we are generally required to withhold from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Internal

Revenue Code and the satisfaction of a tax reporting obligation, we generally will be entitled to a business expense deduction equal to the taxable ordinary income realized by the participant.

Upon disposition of our stock, the participant will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon acquisition (or vesting) of the stock. Such gain or loss will be long-term or short-term depending on whether the participant held the stock for more than one year. Slightly different rules may apply to participants who acquire stock subject to certain repurchase options.

Long-term capital gains currently are generally subject to lower tax rates than ordinary income or short-term capital gains. The maximum long-term capital gains rate for federal income tax purposes is currently generally 15% while the maximum ordinary income rate and short-term capital gains rate is effectively 35%. Slightly different rules may apply to participants who acquire stock subject to our repurchase right.

Awards granted under the 1999 Plan to persons subject to taxation in jurisdictions outside of the U.S. have different tax consequences unique to each jurisdiction.

Potential Limitation on Company Deductions. Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to such covered employee exceeds $1 million. It is possible that compensation attributable to options, when combined with all other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any particular year.

Certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation. In accordance with Treasury Regulations issued under Section 162(m), compensation attributable to stock awards will generally qualify as performance-based compensation if (i) the award is granted by a compensation committee composed solely of two or more "outside directors," (ii) the plan contains a per-employee limitation on the number of awards which may be granted during a specified period, (iii) the plan is approved by the stockholders, and (iv) under the terms of the award, the amount of compensation an employee could receive is based solely on an increase in the value of the stock after the date of the grant (which requires that the exercise price of the option is not less than the fair market value of the stock on the date of grant), and for awards other than options, established performance criteria that must be met before the award actually will vest or be paid.

In March 2007, the Board amended certain provisions of the 1999 Plan to awards other than options to comply with Section 162(m), and we are asking you to approve an amendment setting forth the performance criteria described above and related procedures as required under Section 162(m). However, even if the stockholders do vote to amend the 1999 Plan to include the performance criteria and related procedures, full value awards granted thereunder will only be treated as qualified performance-based compensation under Section 162(m) if the full value awards and the procedures associated with them comply with all other requirements of Section 162(m). There can be no assurance that compensation attributable to options and full value awards granted under the 1999 Plan will be treated as qualified performance-based compensation under Section 162(m) and thus be deductible to the company.

PARTICIPATION IN THE 1999 PLAN

The grant of awards under the 1999 Plan to executive officers, including the executive officers named in the Summary Compensation Table set forth below is subject to the discretion of the Board. During 2006, no awards were granted to executive officers or directors, and awards with respect to 7,881,771 shares were granted to other employees under the 1999 Plan. During this period, options under the 1999 Plan to purchase an aggregate of 2,396,185 shares were cancelled. Since the 1999 Plan's inception, none of our directors has been granted awards under the 1999 Plan. As of December 31, 2006, the weighted average exercise price of outstanding options under the 1999 Plan was $33.83. As of the date hereof, there has been no determination as to future awards under the 1999 Plan. Accordingly, future benefits or amounts received are not determinable.

PROPOSAL 3

APPROVAL OF AN AMENDMENT TO OUR 1998 EMPLOYEE STOCK PURCHASE PLAN

We are asking you to approve our Amended and Restated 1998 Employee Stock Purchase Plan, which we refer to as the Purchase Plan. The Purchase Plan was originally adopted by the Board on July 10, 1998 and approved by our stockholders on August 14, 1998. The Purchase Plan became effective on September 24, 1998, the date on which our common stock was initially listed for trading in connection with or initial public offering. Under the Purchase Plan's current provisions, it is scheduled to expire on the tenth anniversary of its adoption by our Board, or July 10, 2008. The amended and restated Purchase Plan you are being asked to approve amends the termination provisions of the Purchase Plan so that its term is extended for an additional ten years from the date the Board approved the amended and restated Purchase Plan. Extending the termination date of the Purchase Plan will allow us to continue to make the benefits available under the Purchase Plan to eligible employees after its currently scheduled termination date. The amendment and restatement of the Purchase Plan is consistent with the Board's desire to continue to provide benefits under the Purchase Plan to our eligible employees. The Board believes the amendment is necessary to assist in the retention of current employees and hiring of new employees, and to continue to provide our employees with an incentive to contribute to our success by providing an opportunity to acquire shares of our common stock.

The Purchase Plan is not being amended to increase the number of shares reserved for issuance thereunder or in any other material respect other than to reflect the changes described above relating to the extension of the Purchase Plan's termination date. The maximum aggregate number of shares that may be reserved for issuance over the life of the Purchase Plan remains 36,000,000 shares.

Our board of directors approved the amended and restated Purchase Plan on March 28, 2007, subject to stockholder approval. The amended and restated Purchase Plan will become effective on November 1, 2007, after stockholder approval at the annual meeting.

**THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 3.**

A summary of the Purchase Plan is set forth below. The discussion below is qualified in its entirety by reference to the Purchase Plan, a copy of which, as amended, is attached as Appendix B to this proxy statement. All references to share amounts in this section and elsewhere in this proxy statement reflect all of our prior stock splits.

PURPOSE

The purpose of the Purchase Plan is to provide an opportunity for our employees to purchase shares of our common stock and thereby to have an additional incentive to contribute to the prosperity of our company. The Purchase Plan enables our eligible employees and the employees of our subsidiaries to purchase, through payroll deductions, shares of our common stock at a discount from the market price of the stock at the time of purchase. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code.

ADMINISTRATION

The Compensation Committee of our board of directors will administer the Purchase Plan. All determinations and decisions by the Compensation Committee regarding the interpretation or application of the Purchase Plan shall be final and binding on all Purchase Plan participants. The Board and Compensation Committee are also authorized to adopt, amend and rescind rules or procedures relating to the administration of the Purchase Plan to accommodate the specific requirements of local laws and procedures. The Board or the Compensation Committee may also adopt sub-plans applicable to particular participating subsidiary corporations which may be designed to be outside the scope of Section 423 of the Internal Revenue Code.

ELIGIBILITY

Our employees and the employees of our participating subsidiaries that have been employed at least ten days and who customarily work more than twenty hours per week and more than five months per calendar year are eligible to participate in the Purchase Plan as of the first day of the first offering period after they become eligible to participate in the Purchase Plan. However, no employee is eligible to participate in the Purchase Plan if, immediately after the election to participate, such employee would own stock (including stock such employee may purchase under outstanding rights under the Purchase Plan) representing 5% or more of the total combined voting power or value of all classes of our stock or the stock of any of our parent or subsidiary corporations. In addition, no employee is permitted to participate if the rights of the employee to purchase our common stock under the Purchase Plan and all similar purchase plans maintained by us or our subsidiaries would accrue at a rate which exceeds $25,000 of the fair market value of such stock (determined at the time the right is granted) for each calendar year. As of March 30, 2007, we and our consolidated subsidiaries employed approximately 13,200 people (excluding approximately 700 temporary employees), of whom approximately 5,000 (excluding approximately 300 temporary employees) were located outside the United States.

STOCK SUBJECT TO THE PURCHASE PLAN

We have reserved an aggregate of 7,200,000 shares of our common stock for issuance under the Purchase Plan. The Purchase Plan contains an "evergreen" provision that automatically increases, on each January 1, the number of shares reserved for issuance under the Purchase Plan by the number of shares purchased under the Purchase Plan in the preceding calendar year, provided that the aggregate number of shares reserved for issuance under the Purchase Plan may not exceed 36,000,000 shares. The number of shares reserved for issuance under the Purchase Plan has not been increased since the initial adoption of the plan in 1998, other than through the operation of the "evergreen" provision and as a result of adjustments due to stock splits. As of March 30, 2007, an aggregate amount of 9,785,222 shares had been purchased under the Purchase Plan since its inception. An aggregate amount of 1,624,226 shares was purchased under the Purchase Plan in 2006. None of our other equity compensation plans has an "evergreen" provision. As of March 30, 2007, the closing price of our common stock as reported on the Nasdaq Global Select Market was $33.15 per share.

ENROLLMENT

Eligible employees become participants in the Purchase Plan by executing a subscription agreement and filing it with us no later than five days before the beginning of each offering period (unless the Compensation Committee has set a later time for the filing of such subscription agreement). By enrolling in the Purchase Plan, a participant is deemed to have elected to purchase the maximum number of whole shares of our common stock that can be purchased with the compensation withheld during each purchase period within the offering period for which the participant is enrolled.

TERMS

Offerings; Purchase Dates. Under the Purchase Plan, an offering period will last for 24-months, comprised of four six-month purchase periods. Under the Purchase Plan, purchases will be made four times during each offering period on the last trading day of each purchase period, and the dates of such purchases shall be "purchase dates." A new purchase period will begin the day after a purchase date. A new twenty-four month offering period will commence on each May 1st and November 1st during the term of the Purchase Plan. Our Compensation Committee may change the frequency and duration of offering periods and purchase dates under the Purchase Plan.

If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate, and a new 24-month offering period will begin on the next trading day. All participants in the terminated offering period will be transferred to the new offering period.

Price and Payment. Employees electing to participate in the Purchase Plan will authorize us to automatically deduct after-tax dollars from each payment until the employee instructs us to stop the deductions or until the employee's employment is terminated. Participants may contribute between 2% and 10% (in whole percentages) of their compensation through payroll deductions, and the accumulated deductions will be applied to the purchase of whole shares on each semi-annual purchase date. Compensation for purposes of the Purchase Plan means an employee's total cash wages or salary and performance-based pay, including without limitation overtime, performance bonuses, commissions, shift differentials, payments for paid time off, payments in lieu of notice, compensation deferred under any program or plan, including, without limitation, pursuant to Section 401(k) or Section 125 of the Internal Revenue Code, or any other compensation or remuneration that the Compensation Committee or our Board of Directors approves as "compensation" in accordance with Section 423 of the Internal Revenue Code. For purposes of the Purchase Plan, "compensation" does not include moving allowances, payments pursuant to a severance agreement; equalization payments; termination pay (including the payout of accrued vacation time in connection with any such termination); relocation allowances; expense reimbursements; meal allowances; commuting allowances; geographical hardship pay; any payments (such as guaranteed bonuses in certain foreign jurisdictions) with respect to which salary reductions are not permitted by the laws of the applicable jurisdiction); automobile allowances; sign-on bonuses; nonqualified executive compensation; any amounts directly or indirectly paid pursuant to the Purchase Plan or any other stock-based plan, including without limitation any stock option, stock purchase, deferred stock unit, or similar plan, of ours or any participating subsidiary; or any other compensation or remuneration determined not to be "compensation" by the Board or the Compensation Committee in accordance with Section 423 of the Internal Revenue Code.

The purchase price per share will be equal to 85% of the fair market value per share on the participant's entry date into the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date.

The maximum number of shares which may be purchased by any employee on any single purchase date is 25,000 shares.

The fair market value of a share of our common stock on any date will equal the closing price of a share of common stock on the Nasdaq Global Select Market on the date of determination, as reported in *The Wall Street Journal* or such other source as our compensation committee deems reliable. On March 30, 2007, the closing price of our common stock as reported on the Nasdaq Global Select Market was $33.15 per share.

Termination of Participation. Employees may end their participation in an offering at any time at least 15 days before a purchase date, and participation ends automatically on termination of employment with us or one of our subsidiaries or failure to qualify as an eligible employee. Upon such termination of the employee's participation in the Purchase Plan, such employee's payroll deductions not already used to purchase stock under the Purchase Plan will be returned to the employee.

ADJUSTMENT PROVISIONS

Certain transactions with our stockholders not involving our receipt of consideration, such as a stock split, spin-off, stock dividend, or certain recapitalizations, may affect the share price of our common stock. We refer to these transactions as equity restructurings. In the event that an equity restructuring occurs, the Board will equitably adjust the class of shares issuable and the maximum number of shares of our stock subject to the Purchase Plan, and will equitably adjust any rights outstanding as to the class, number of shares and price per share of our stock. Other types of transactions may also affect our common stock, such as a dividend or other distribution, reorganization, merger, or other changes in corporate structure. In the event that there is such a transaction that is not an equity restructuring, and the Board determines that an adjustment to the Purchase Plan and any rights outstanding would be appropriate to prevent any dilution or enlargement of benefits under the Purchase Plan, the Board will equitably adjust the Purchase Plan as to the class of shares issuable and the maximum number of shares of our stock subject to the Purchase Plan, as well as the maximum number of shares that may be purchased by an employee, and will adjust any rights outstanding as to the class, number of shares and price per share of our stock in such manner as it may deem equitable.

In the event we merge with or into another corporation in which we do not survive or in which we survive but our shareholders cease to own our shares, or we sell all or substantially all of our assets or more than 50% of our shares are sold in a tender offer or similar transaction, the outstanding rights under the Purchase Plan will continue unless otherwise provided by the compensation committee.

In the event of our proposed dissolution or liquidation, the offering period then in progress will be shortened by setting a new purchase date, and shall terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless our compensation committee provides otherwise in its sole discretion.

AMENDMENT AND TERMINATION OF THE PURCHASE PLAN

The Board may at any time and for any reason amend, terminate or extend the Purchase Plan. Generally, no such termination can affect previously made grants or may adversely affect the rights of any participant without such participant's consent, nor may any amendment be made without approval of our stockholders within 12 months of its adoption by our Board if such amendment increases the number of shares that may be issued under the Purchase Plan or changes the designation of the employees or class of employees eligible to participate in the Purchase Plan.

Without stockholder consent and without regard to whether any participant rights may be considered to have been "adversely affected," the Board is entitled to make such amendments to the Purchase Plan as it determines are advisable if the continuation of the Purchase Plan or any offering period would result in financial accounting treatment for the Purchase Plan that is different from the financial accounting treatment in effect on the date the Purchase Plan was initially adopted by our Board of Directors.

The Purchase Plan as amended and restated will terminate no later than June 14, 2017.

FEDERAL INCOME TAX INFORMATION

The following is a general summary under current law of the material federal income tax consequences to participants in the Purchase Plan. This summary deals with the general tax principles that apply and is provided only for general information. Certain types of taxes, such as state and local income taxes, are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary does not discuss all aspects of income taxation that may be relevant to a participant in light of his or her personal investment circumstances. This summarized tax information is not tax advice.

The Purchase Plan, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Internal Revenue Code. The Purchase Plan is not subject to any provisions of the Employees Retirement Income Security Act of 1974. Under the applicable Internal Revenue Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the Purchase Plan. Upon such sale or disposition, the participant will generally be subject to tax in an amount that depends upon the holding period. If the shares are sold or disposed of more than two years from the first day of the offering period and one year from the date of purchase, the participant will recognize ordinary income measured as the lesser of (1) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price or (2) an amount equal to 15% of the fair market value of the shares as of the first day of the offering period. Any additional gain will be treated as long-term capital gain. If the shares held for the periods described above, are sold and the sale price is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on the capital gain holding period. We are not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income recognized upon a sale or disposition of shares prior to the expiration of the holding periods described above. We will treat any transfer of record ownership of shares as a disposition, unless we are notified to the contrary. In order to enable us to learn of dispositions prior to the expiration of the holding periods described above and ascertain the amount of the deductions to which we are entitled, participating employees will be required to notify us in writing of the date and terms of any disposition of shares purchased under the Purchase Plan.

NEW PLAN BENEFITS

The amounts of future stock purchases under the Purchase Plan are not determinable because, under the terms of the Purchase Plan, purchases are based upon elections made by participants. Future purchase prices are not determinable because they are based upon fair market value of our common stock.

PROPOSAL 4

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

We have selected PricewaterhouseCoopers LLP, or PwC, as our independent auditors for the fiscal year ending December 31, 2007. We are submitting our selection of independent auditors for ratification by the stockholders at the Annual Meeting. PwC has audited our historical consolidated financial statements for all annual periods since our incorporation in 1996. We expect that representatives of PwC will be present at the Annual Meeting, will have an opportunity to make a statement if they wish, and will be available to respond to appropriate questions.

Our Bylaws do not require that the stockholders ratify the selection of PwC as our independent auditors. However, we are submitting the selection of PwC to the stockholders for ratification as a matter of good corporate practice. If the stockholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain PwC. Even if the selection is ratified, the Board and the Audit Committee, in their discretion, may change the appointment at any time during the year if they determine that such a change would be in the best interests of eBay and our stockholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 4.

AUDIT AND OTHER PROFESSIONAL FEES

During the fiscal years ended December 31, 2005 and December 31, 2006, fees for services provided by PwC were as follows (in thousands):

	Year Ended December 31,	
	2005	2006
Audit Fees	$3,174	$5,694
Audit-Related Fees	2,202	756
Tax Fees	—	—
All Other Fees	—	—
Total	$5,376	$6,450

"Audit Fees" consist of fees incurred for services rendered for the audit of eBay's annual financial statements, review of financial statements included in eBay's quarterly reports on Form 10-Q, other services normally provided in connection with statutory and regulatory filings, and for attestation services related to Sarbanes-Oxley compliance. "Audit-Related Fees" consist of fees billed for due diligence procedures in connection with acquisitions and divestitures and consultation regarding financial accounting and reporting matters. We did not incur any "Tax Fees" or "All Other Fees" in the fiscal years ended December 31, 2005 and 2006.

The Audit Committee has determined that the rendering of non-audit services by PwC was compatible with maintaining their independence.

AUDIT COMMITTEE PRE-APPROVAL POLICY

The Audit Committee has adopted a policy requiring the pre-approval of any non-audit engagement of PwC. In the event that we wish to engage PwC to perform accounting, technical, diligence, or other permitted services not related to the services performed by PwC as our independent registered public accounting firm, our internal finance personnel will prepare a summary of the proposed engagement, detailing the nature of the engagement, the reasons why PwC is the preferred provider of such services, and the estimated duration and cost of the engagement. The report will be provided to our Audit Committee or a designated committee member, who will evaluate whether the proposed engagement will interfere with the independence of PwC in the performance of its auditing services. Beginning with the first quarter of 2003, we have disclosed all approved non-audit engagements during a quarter in the appropriate quarterly report on Form 10-Q or annual report on Form 10-K.

AUDIT COMMITTEE REPORT[1]

We constitute the Audit Committee of the Board of Directors of eBay Inc. The Audit Committee's responsibility is to provide assistance and guidance to the Board of Directors in fulfilling its oversight responsibilities to eBay's stockholders with respect to (1) eBay's corporate accounting and reporting practices, (2) eBay's compliance with legal and regulatory requirements, (3) the independent auditor's qualifications and independence, (4) the performance of eBay's internal audit function and independent auditors, (5) the quality and integrity of eBay's financial statements and reports, (6) reviewing and approving all audit engagement fees and terms, as well as all non-audit engagements with the independent auditors, and (7) producing this report. The Audit Committee members are not professional accountants or auditors and these functions are not intended to replace or duplicate the activities of management or the independent auditors. Management has primary responsibility for preparing the financial statements and designing and assessing the effectiveness of internal control over financial reporting. Management and the internal auditing department are responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. PricewaterhouseCoopers LLP, or PwC, eBay's independent auditors, are responsible for planning and carrying out an audit of eBay's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and of management's assessment of eBay's internal control over financial reporting, expressing an opinion on the conformity of eBay's audited financial statements with generally accepted accounting principles as well as the effectiveness of eBay's internal control over financial reporting and management's assessment thereof, reviewing eBay's quarterly financial statements prior to the filing of each quarterly report on Form 10-Q, and other procedures.

During the last year, and earlier in 2007, in connection with the preparation of eBay's annual report on Form 10-K for the year ended December 31, 2006, and in fulfillment of our oversight responsibilities, we did the following, among other things:

- discussed with PwC the overall scope of and plans for their audit;
- reviewed, upon completion of the audit, the financial statements to be included in the Form 10-K and management's report on internal control over financial reporting and discussed the financial statements and eBay's internal control over financial reporting with management;
- conferred with PwC and with senior management of eBay regarding the scope, adequacy and effectiveness of internal accounting and financial reporting controls (including eBay's internal control over financial reporting) in effect;
- instructed PwC that the independent auditors are ultimately accountable to the Board and the Audit Committee, as representatives of the stockholders;
- discussed with PwC the results of their audit, including PwC's assessment of the quality and appropriateness, not just acceptability, of the accounting principles applied by eBay, the reasonableness of significant judgments, the nature of significant risks and exposures, the adequacy of the disclosures in the financial statements as well as other matters required to be communicated under generally accepted auditing

[1] The material in this Audit Committee report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

standards, including the matters required by the Statement on Auditing Standards No. 61 (Communications with Audit Committees); and

- obtained from PwC in connection with the audit a timely report relating to eBay's annual audited financial statements describing all critical accounting policies and practices to be used, all alternative treatments of financial information within generally accepted accounting principles that were discussed with management, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by PwC, and any material written communications between PwC and management.

The Audit Committee held 13 meetings in 2006. Throughout the year we conferred with PwC, eBay's internal audit team, and senior management in separate executive sessions to discuss any matters that the Audit Committee, PwC, the internal audit team, or senior management believed should be discussed privately with the Audit Committee. We have direct and private access to both the internal and external auditors of eBay.

We have discussed with PwC their independence from management and eBay and have received and reviewed the written disclosure and the letter regarding the auditors' independence as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committee). We have also concluded that PwC's provision to eBay and its affiliates of the non-audit services described under "Audit and Other Professional Fees" above is compatible with PwC's obligation to remain independent.

We have also established procedures for the receipt, retention, and treatment of complaints received by eBay regarding accounting, internal accounting controls, or auditing matters and for the confidential anonymous submission by eBay employees of concerns regarding questionable accounting or auditing matters.

After reviewing the qualifications of the current members of the committee, and any relationships they may have with eBay that might affect their independence from eBay, the Board determined that each member of the Audit Committee meets the independence requirements of the Nasdaq Global Select Market and of Section 10A of the Exchange Act, that each member is able to read and understand fundamental financial statements and that Mr. Anderson qualifies as an "audit committee financial expert" under the applicable rules promulgated pursuant to the Exchange Act. The Audit Committee operates under a written charter adopted by the Board of Directors, which was last modified in March 2004. The Audit Committee Charter, as so amended, is shown on the corporate governance section of eBay's investor relations website at *http://investor.ebay.com/governance.* Any future changes in the charter or key practices will also be reflected on the website.

Based on our reviews and discussions described above, we recommended to the Board of Directors, and the Board approved, the inclusion of the audited financial statements in eBay's Annual Report on Form 10-K for the year ended December 31, 2006, which eBay filed with the SEC on February 28, 2007. We have also recommended, and the Board has approved, the selection of PwC as our independent auditors for 2007.

AUDIT COMMITTEE

Fred D. Anderson, Chair
Dawn G. Lepore
Richard T. Schlosberg, III

OUR EXECUTIVE OFFICERS

Executive officers are elected annually by the Board and serve at the discretion of the Board. Set forth below is information regarding our executive officers as of March 30, 2007.

Name	Age	Position
Margaret C. Whitman	50	President and Chief Executive Officer
Elizabeth L. Axelrod	44	Senior Vice President, Human Resources
William C. Cobb	50	President, eBay Marketplaces North America
John J. Donahoe	46	President, eBay Marketplaces
Rajiv Dutta	45	President, PayPal
Michael R. Jacobson	52	Senior Vice President Legal Affairs, General Counsel and Secretary
Eskander E. Kazim	41	Head of Strategic Initiatives
Robert H. Swan	46	Senior Vice President, Finance and Chief Financial Officer

Margaret C. Whitman's biography is set forth under the heading "Proposal 1 — Election of Directors — Nominees for Election for a Three-Year Term Expiring at Our 2010 Annual Meeting," above.

Elizabeth L. Axelrod serves eBay as Senior Vice President, Human Resources. She has served in that capacity since March 2005. From May 2002 to March 2005, Ms. Axelrod served as the Chief Talent Officer for WPP Group PLC, a global communications services group where she was also an executive director. Ms. Axelrod was a partner at McKinsey & Company, a consulting firm where she worked from October 1989 to April 2002. Ms. Axelrod holds a B.S.E. degree with a concentration in Finance from the Wharton School of the University of Pennsylvania and a Master's degree in Public and Private Management (MPPM) from the Yale School of Management. Ms. Axelrod is a co-author of *The War for Talent* published by Harvard Business School Press in 2001.

William C. Cobb serves eBay as President, eBay Marketplaces North America. He has served in that capacity since December 2006. From December 2004 to December 2006, Mr. Cobb served as President, eBay North America. From September 2002 to November 2004, Mr. Cobb served as Senior Vice President and General Manager, eBay International. From November 2000 to September 2002, Mr. Cobb served as eBay's Senior Vice President, Global Marketing. From February 2000 to June 2000, Mr. Cobb served as the General Manager of Consumer Sales for Netpliance, Inc., an Internet-based content company. From July 1997 to February 2000, Mr. Cobb served as the Senior Vice President of International Marketing for Tricon Global Restaurants, Inc. (now known as Yum! Brands, Inc.), a restaurant operator and franchiser. From August 1995 to July 1997, Mr. Cobb served as the Senior Vice President and Chief Marketing Officer for Pizza Hut, Inc., a division of Tricon Global Restaurants, Inc. Mr. Cobb holds a B.S. degree in Economics from the University of Pennsylvania and an M.B.A. degree from Northwestern University.

John J. Donahoe serves eBay as President, eBay Marketplaces. He has served in that capacity since March 2005. From January 2000 to February 2005, Mr. Donahoe served as Worldwide Managing Director for Bain & Company, a global business consulting firm. Mr. Donahoe serves on the Board of Trustees for Dartmouth College. Mr. Donahoe holds a B.A. in Economics from Dartmouth College and an M.B.A. degree from the Stanford Graduate School of Business.

Rajiv Dutta serves eBay as President, PayPal. He has served in that capacity since June 2006. From March 2006 to June 2006, Mr. Dutta served as Skype's President. From January 2001 to March 2006, Mr. Dutta served as eBay's Senior Vice President and Chief Financial Officer. From August 1999 to January 2001, Mr. Dutta served as eBay's Vice President of Finance and Investor Relations. From July 1998 to August 1999, Mr. Dutta served as eBay's Finance director. From February 1998 to July 1998, Mr. Dutta served as the World Wide Sales Controller of KLA-Tencor, a manufacturer of semiconductor equipment. Prior to KLA-Tencor, Mr. Dutta spent ten years, from January 1988 to February 1998, at Bio-Rad Laboratories, Inc., a manufacturer and distributor of life science and diagnostic products with operations in over 24 countries. Mr. Dutta held a variety of positions with Bio-Rad, including the group controller of the Life Science Group. Mr. Dutta holds a B.A. degree in Economics from St. Stephen's College, Delhi University in India and an M.B.A. degree from Drucker School of Management.

Michael R. Jacobson serves eBay as Senior Vice President, Legal Affairs, General Counsel and Secretary. He has served in that capacity or as Vice President, Legal Affairs, General Counsel since August 1998. From 1986 to August 1998, Mr. Jacobson was a partner with the law firm of Cooley Godward LLP, specializing in securities law, mergers and acquisitions, and other transactions. Mr. Jacobson holds an A.B. degree in Economics from Harvard College and a J.D. degree from Stanford Law School.

Eskander E. Kazim serves eBay as Head of Strategic Initiatives. He has served in that capacity since January 2007. From June 2006 to January 2007, Mr. Kazim served as Skype's President. From October 2005 to June 2006, Mr. Kazim served as Skype's Vice President of Products. From December 2004 to October 2005, Mr. Kazim served as eBay's Senior Vice President, New Ventures. From October 2002 to December 2004, Mr. Kazim served as PayPal's Vice President of Marketing and Business Operations. From March 2002 to October 2002, Mr. Kazim served as eBay's Vice President, eBay Payments. From November 2000 to March 2002, Mr. Kazim served as eBay's Vice President of eBay's Platform Solutions Group. From August 1998 to November 2000, Mr. Kazim served as eBay's Director of Engineering. Mr. Kazim holds a B.S. degree in Mechanical Engineering from Rice University.

Robert H. Swan serves eBay as Senior Vice President, Finance and Chief Financial Officer. He has served in that capacity since March 2006. From February 2003 to March 2006, Mr. Swan served as Executive Vice President and Chief Financial Officer of Electronic Data Systems Corporation. From July 2001 to December 2002, Mr. Swan was Executive Vice President and Chief Financial Officer of TRW Inc. Mr. Swan served in executive positions at Webvan Group, Inc. from 1999 to 2001, including Chief Executive Officer from April 2001 to July 2001, Chief Operating Officer from September 2000 to July 2001 and Chief Financial Officer from October 1999 to July 2001. (Webvan filed a voluntary petition for Chapter 11 bankruptcy in July 2001.) Mr. Swan holds a B.S. from the State University of New York at Buffalo and an M.B.A. from State University of New York at Binghamton.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction; Objectives of Compensation Programs

Our compensation programs are designed to align compensation with business objectives and performance, enabling us to attract, retain, and reward executive officers and other key employees who contribute to our long-term success and motivate executive officers to enhance long-term stockholder value. We also strive to design programs to position eBay competitively among the companies against which we recruit and compete for talent. We recognize that compensation programs must be understandable to be effective and that program administration and decision making must be fair and equitable. We also consider the financial obligations created by our compensation programs and design them to be cost effective. To meet these objectives, the principal components of executive compensation in 2006 consisted of base salary, short-term cash incentive awards, and long-term equity incentive awards. For 2006, the equity incentive awards were primarily stock options, and, in specific circumstances, restricted stock and restricted stock units. We do not have any pension plan for our U.S. employees, including our executive officers.

The Compensation Committee reviews and sets our overall compensation strategy for all employees on an annual basis. In the course of this review, the committee considers our current compensation programs and whether to modify them or introduce new programs or elements of compensation in order to better meet our overall compensation objectives. As a result of its 2006 review, the Compensation Committee decided to add performance-based restricted stock units as a part of the long-term compensation program for all employees who are at the level of senior vice president and above starting in 2007.

Role of the Compensation Committee

The Compensation Committee reviews and approves all compensation programs (including equity compensation) applicable to our executive officers and directors, our overall strategy for employee compensation, and the specific compensation of our CEO, other executive officers, our other employees who are senior vice presidents, and any vice president whose compensation exceeds approved guidelines for cash and equity compensation. The committee has the authority to select, retain, and terminate special counsel and other experts (including compensation consultants), as the committee deems appropriate. As discussed in more detail below, in 2006, the committee retained two compensation consultants, both of which reported directly to the committee.

Role of Executive Officers and Consultants in Compensation Decisions

While the Compensation Committee determines eBay's overall compensation philosophy and sets the compensation of our CEO and other executive officers, it looks to the executive officers identified below and the compensation consultants retained by the committee to work within the compensation philosophy to make recommendations to the committee with respect to both overall guidelines and specific compensation decisions. Our CEO also provides the Board and the Compensation Committee with her perspective on the performance of eBay's executive officers as part of the annual personnel review and succession planning discussions as well as a self-assessment of her own performance. The committee establishes compensation levels for our CEO in consultation with the compensation consultants it retains, and our CEO is not present during any of these discussions. Our CEO recommends to the committee specific compensation amounts for executive officers other than herself, and the committee considers those recommendations and makes the ultimate compensation decisions. Our CEO, CFO, Senior Vice President of Human Resources, and Senior Vice President, Legal Affairs & General Counsel regularly attend the Compensation Committee's meetings to provide perspectives on the competitive landscape and the needs of the business, information regarding eBay's performance, and technical advice. Members of the committee also participate in the Board's annual review of the CEO's performance and its setting of annual performance goals, in each case led by our lead independent director. See "Our Corporate Governance Practices" for further details.

As discussed above, in 2006 the committee retained Mercer Human Resources Consulting and Towers Perrin to provide advice, their opinions, and resources to help develop and execute our overall compensation strategy. As part of their engagements, the Compensation Committee has directed the compensation consultants to work with our Senior Vice President of Human Resources and other members of management to obtain information necessary for them to form their recommendations and evaluate management's recommendations. The compensation consultants also meet with the committee during the committee's regular meetings and in executive session, where no members of management are present, and with individual members of the committee outside of the regular meetings.

As part of its engagement in 2006, Mercer evaluated proposed performance goals under the eBay Incentive Plan, or eIP, and 2006 compensation levels recommended by management for executive officers. As part of its engagement in 2006, Towers Perrin evaluated and proposed a compensation strategy to start in 2007 and the related equity and cash compensation guidelines, which included an analysis of eBay's performance and that of specified peer groups. To facilitate making external compensation comparisons, both Mercer and Towers Perrin provided the Compensation Committee with competitive market data by analyzing proprietary third-party surveys provided to them by management and publicly-disclosed documents of companies in specified peer groups (see the section entitled "Competitive Considerations" below for a further discussion regarding these peer groups).

Competitive Considerations

To set total compensation guidelines, the Compensation Committee reviews market data of companies with which eBay competes for executive talent, business, and capital. The market data consists of publicly-disclosed data from companies in two peer groups (consisting of high-tech companies and consumer products companies) and proprietary third-party survey data. The committee believes that it is necessary to consider this market data in making compensation decisions in order to attract and retain talent. The committee also recognizes that at the executive level, we compete for talent against larger companies across the United States, not just technology companies based in Silicon Valley. As discussed in more detail below in the section entitled "Elements of Compensation/Executive Compensation Practices — Long-term Equity Incentive Awards," eBay also uses these peer groups as benchmarks against which to assess its performance. In 2006, the peer groups consisted of the following companies:

High-Tech Peer Group:

- Adobe Systems Incorporated
- Amazon.com, Inc.
- Apple Inc.
- Cisco Systems, Inc.
- Dell Inc.
- Electronic Arts Inc.
- EMC Corporation
- First Data Corporation
- Google Inc.
- Intel Corporation
- IAC/InterActiveCorp
- Intuit Inc.
- Microsoft Corporation
- Qualcomm Incorporated
- Symantec Corporation
- Yahoo! Inc.

Consumer Products Peer Group:

- Coach, Inc.
- The Coca-Cola Company
- The Gap, Inc.
- General Mills, Inc.
- Harley-Davidson, Inc.
- The Hershey Company
- Kellogg Company
- Nike, Inc.
- PepsiCo, Inc.
- Polo Ralph Lauren Corporation
- Charles Schwab & Co., Inc.
- Starbucks Corporation
- Tiffany & Co.
- Time Warner Inc.
- Wm. Wrigley Jr. Company

In deciding whether a company should be included in one of the peer groups, the committee considers a number of screening criteria, which generally includes the company's revenue, market value, and historical growth rate, as well as the company's primary line of business, whether the company has a recognizable and well-regarded brand, and whether we compete with the company for talent. To ensure that these peer groups continue to reflect the markets in which we compete for executive talent, the committee reviews the peer groups annually. Before adding or deleting a company from a peer group, the committee considers how the change would impact the comparative market data. For 2006, two companies were deleted from, and one company was added to, the high-tech peer group and two companies were deleted from the consumer products peer group.

Elements of Compensation/Executive Compensation Practices

For 2006, the principal components of executive compensation consisted of base salary, short-term cash incentive awards, and long-term equity incentive awards. The equity awards were primarily stock options, and, in specific circumstances, restricted stock and restricted stock units. Our executive officers were also provided certain perquisites, as described below, and were also eligible to participate in our health and benefits plans, savings plans, and our employee stock purchase plan, which are generally available to our employees. Although the Compensation Committee has not established a policy for the allocation between cash and equity compensation or short-term and long-term compensation, as described below, the committee has policies for each component of compensation, and as part of its evaluation of the compensation of our executive officers, the committee reviews not only the individual elements of compensation, but also total compensation. In general, however, compensation of executive officers is weighted towards long-term equity incentives, as the committee wants the senior leadership team to have a long-term perspective on the company's affairs.

Base Salary

Base salary is the fixed portion of executive pay and is set to reward individuals' current contributions to the company and compensate them for their expected day-to-day performance. Our pay positioning strategy is to target annual base salary and short-term cash incentives of the executive group as a whole at median levels relative to our peer groups in the high-tech and consumer products sectors. The Compensation Committee then sets a salary range for each executive job level, with the midpoint of the salary range based on the median level of our peer groups, although more weight is given to the high-tech sector than the consumer product sector. For 2006, eBay's actual cash compensation pay position for executives was somewhat higher than the median level, in part due to the performance of individual members of the executive group and the cash compensation paid to recently-hired executives, as described below. The committee believes that paying higher cash compensation was necessary to attract new executives, particularly those who came to us from industries with higher cash compensation levels.

The committee meets at least once a year to review and approve each executive officer's salary for the upcoming year. When reviewing base salaries, the committee considers the pay practices of companies in our peer groups, individual performance against specified goals, levels of responsibility, breadth of knowledge, and prior experience. Of these factors, competitive pay practices are the primary determinant of the range within which individual salaries are set. For 2006, the committee set the base salaries of our executive officers named in the Summary Compensation Table below (which are referred to as our named executive officers) within these ranges, except for Mr. Donahoe, whose base salary was above the range for his job level. Mr. Donahoe's salary exceeded the high end of his range in large measure due to the salary he negotiated when he joined us in 2005, which in turn reflected the high cash compensation he received in his previous position. Base salaries of our named executive officers (other than our CEO) were $400,000 to $800,000, effective March 1, 2006, which represent increases of 6.0% to 9.9% over the prior year. For the third straight year, our CEO's salary was maintained at $995,016. In determining Ms. Whitman's salary, the committee gave particular attention to Ms. Whitman's request that her salary not be raised.

Short-term Cash Incentive Awards

eBay Incentive Plan (eIP). The eIP is a cash incentive program designed to align executive compensation with quarterly and annual performance and to enable eBay to attract, retain, and reward individuals who contribute to eBay's success and motivate them to enhance the value of eBay. The eIP was approved by our stockholders in 2005. The Compensation Committee believes that incentive payouts should be tightly linked to eBay's performance, with individual compensation differentiated based on individual performance. As a result, funding and payouts under the eIP are dependent and based on eBay's performance and individual performance.

The committee determines the quarterly, annual, or other performance period under the eIP. For each performance period, the committee establishes (1) performance measures based on business criteria and target levels of performance and (2) a formula for calculating a participant's award based on actual performance compared to the pre-established performance goals. Performance measures may be based on a wide variety of business metrics. Management recommends to the committee a proposed approach to setting the performance measures and targets. Under ordinary circumstances, the committee sets the annual targets within 90 days of the commencement of the year and other targets within the period that is the first 25% of the quarter or other performance period.

For 2006, the eIP provided for (1) quarterly incentives based upon non-GAAP net income targets for each quarter and individual performance, so long as both minimum revenue (calculated on a constant foreign exchange basis) and non-GAAP net income thresholds were met and (2) an annual incentive based upon non-GAAP net income targets for the year, so long as both minimum revenue (calculated on a constant foreign exchange basis) and non-GAAP net income thresholds were met. Non-GAAP net income excludes certain items, primarily stock-based compensation expense and related payroll taxes, amortization of acquired intangible assets, and income taxes related to these items. For the quarterly incentives, if the minimum revenue and non-GAAP net income thresholds have been met, half of the award is based on the company's performance, and half of the award is based on individual performance. The committee selected non-GAAP net income target and revenue as the company performance measures because it believes they are the strongest drivers of long-term value for the company.

The amount by which the eIP is funded is determined based on the company's actual performance measured against the targets set by the committee. Unless both the threshold revenue and non-GAAP net income levels for any given performance period are met, there is no payout for that period. After the end of each performance period, the company's actual performance is compared to the targets to determine the funding level, and our CEO presents the committee with her assessment of the performance of each of the other executive officers; the committee reviews her assessments and determines the level of performance for each of those executive officers. In addition, the committee reviews and determines the CEO's level of performance, based in part on her self-assessment. For executive officers other than the CEO, quarterly assessments are typically based on performance against financial performance measures for the executive's business unit or function, organizational development and leadership, and, as applicable, major product introductions, integration of acquisitions, and achievement of strategic and infrastructure objectives. For our CEO, quarterly assessments are based on the committee's subjective assessment of the company's overall financial performance, achievement of strategic objectives, and leadership of the executive team (which was a particularly important factor in 2006 given the substantial amount of change in the team over the course of the year) and of the company as a whole.

The committee sets the company performance measures with a goal of having the minimum threshold met approximately 90% of the time, the target level met approximately 50-60% of the time, and the maximum level met approximately 10% of the time. Target levels are generally set with reference to the company's annual budget (adjusted for actual financial performance year-to-date to a level expected to achieve the 50-60% probabilities of achievement referenced above). The minimum and maximum levels are set at an amount expected to result in the 10% probability of non-achievement and achievement, respectively, referenced above. The following table sets forth the 2006 performance measures set by the committee:

	Minimum	Target	Maximum
Annual 2006:			
Revenue threshold	$ 5.80B	—	—
Non-GAAP net income	$ 1.388B	$ 1.480B	$ 1.662B
Q1 2006:			
Revenue threshold	$ 1.365B	—	—
Non-GAAP net income	$315.1M	$333.0M	$361.6M
Q2 2006:			
Revenue threshold	$1.370 B	—	—
Non-GAAP net income	$317.3M	$347.0M	$376.9M
Q3 2006:			
Revenue threshold	$ 1.355B	—	—
Non-GAAP net income	$316.8M	$336.7M	$365.7M
Q4 2006:			
Revenue threshold	$1.671 B	—	—
Non-GAAP net income	$388.6M	$408.5M	$449.4M

In 2006, quarterly incentive amounts could range from 0% to 160% of an executive's target opportunity, based on financial and individual performance in the quarter. The maximum that could be paid on the annual component was 200% of target. Half of the total 2006 incentive target for executives was based on quarterly performance (12.5% per quarter), and half was based on annual performance. In 2006, total annual target incentive amounts for the named executive officers (other than the CEO) were 60% to 85% of base salary. The target incentive amount for the CEO remained 100% of base salary.

eBay paid incentive compensation for every quarter of 2006, which contributed, along with individual performance, to quarterly incentive payments to our named executive officers ranging from 91% to 152% of the quarterly target opportunity. Based on eBay's annual performance, the annual component for all executives, including the CEO, was paid out at 107% of the annual target opportunity.

Special Retention Bonus Plans. Messrs. Donahoe and Swan each have special retention bonus plans that were entered into in connection with their hiring. The Compensation Committee believed that it was necessary to enter into these special bonus plans to provide each of Messrs. Donahoe and Swan with a total compensation package that would be attractive to them and cause them to join eBay, in each case with particular reference to the compensation he had been receiving at his previous position. Under the terms of Mr. Donahoe's plan, he is eligible to receive a special retention bonus of up to $2,000,000 in cash, of which $500,000 was paid in each of 2005, 2006, and 2007. The plan provides that Mr. Donahoe will receive one additional bonus payment of $500,000, payable on the third anniversary of the date of his commencement of employment, assuming his continued employment with eBay. Under the terms of Mr. Swan's plan, he is eligible to receive a special retention bonus of up to $1,000,000 in cash, of which $200,000 was paid in each of 2006 and 2007. The plan provides that Mr. Swan will receive three additional bonus payments of $200,000, payable on each of the second, third, and fourth anniversaries of the date of his commencement of employment, assuming his continued employment with eBay. The amounts paid to Messrs. Donahoe and Swan under these bonus plans were in addition to their base salaries and cash incentives earned under the eIP.

Long-term Equity Incentive Awards

During 2006, we granted our executive officers long-term equity incentives in the form of stock options to reward them for potential long-term contributions, align their incentives with the long-term interests of our stockholders, and provide a total compensation opportunity commensurate with our performance. Initial option grants for specific individuals also take into account specific recruitment needs. Following the initial hire grant, additional grants are made to participants pursuant to a periodic focal grant program or following a significant change in job responsibilities, scope, or title. See the section entitled "Equity Compensation Practices" below for a description of our equity grant practices. Focal grants are based upon a number of factors, including performance of the individual, job level, future potential contributions to eBay, competitive external levels of equity incentives, and the retention value associated with each individual's unvested equity. Vested equity held by the employee is generally not a factor in the Compensation Committee's consideration of equity grants. The number of shares subject to focal grants are determined within ranges established for each job level that are reviewed and approved by the committee on at least an annual basis. These job level ranges are established based on our desired pay positioning relative to the competitive market, with our CEO and Senior Vice President of Human Resources and the committee's compensation consultant involved in the process of recommending the job level ranges to the committee for approval. For both initial and focal grants, the committee approves the final sizes of awards for those employees who are at the level of senior vice president and above. The process and methodology for determining the size of awards for executives are generally the same as those used for our other employees. For 2006, the Compensation Committee set the stock option focal amounts for our named executive officers within the job level ranges, except for Mr. Donahoe, whose focal grant was above the range for his job level. The committee believed that it was necessary to set Mr. Donahoe's focal grant, which consisted of two option grants, one with slower than normal vesting, at the level it did to appropriately reflect the size of the business unit that Mr. Donahoe manages relative to eBay as a whole and his expected contributions to eBay's overall results.

Our pay positioning strategy for long-term incentive compensation varies, based on our performance. In setting annual long-term incentive award guidelines, the committee considers eBay's total stockholder return, revenue growth, and net income growth over trailing four-quarter and three-year periods relative to its peer groups of high-tech companies and consumer products companies. The committee also considers data from a proprietary third-party survey prepared by Buck Consultants that provides data on the equity guidelines of companies in the high-tech industry. From this survey, the committee can determine how eBay's long-term incentive award guidelines would likely compare against companies in the high-tech peer group. If eBay's performance compared to its peer group companies is average, the midpoints of long-term incentive award guidelines for the subsequent year are targeted to be positioned at the 50th percentile of the guidelines for the high-tech industry provided by the survey. If eBay's performance compared to its peer group companies is high, midpoints of long-term incentive award guidelines could be positioned as high as the 75th percentile. If eBay's performance compared to its peer group companies is low, midpoints of long-term incentive guidelines could be positioned as low as the 25th percentile. Once the midpoints of the long-term incentive guidelines are set, ranges around the midpoints are established to allow for differentiation of awards by individual. Individual awards may therefore be higher or lower than the pay positioning guidelines. The committee may also make special compensation-related decisions for performance, recognition, long-term retention value, and/or recruitment purposes that cause individual compensation to differ from the regular stated compensation strategy and guidelines. In addition to setting annual long-term incentive award guidelines, the committee determines a maximum dilution target rate for the year. The committee considers trends in the high-tech industry and dilution rates of companies in the high-tech peer group in setting the maximum dilution rate. In addition to following the guidelines described above, the company cannot grant awards in excess of the maximum dilution target without the committee's approval.

Given eBay's performance in 2005 (based on trailing four-quarter and three-year periods), the committee decided to position the midpoints of the long-term incentive award guidelines for 2006 at approximately the 75th percentile of the guidelines for the high-tech industry provided by the survey. This positioning was subject to a maximum gross dilution rate, including grants to existing employees and grants associated with anticipated growth in eBay's employee base. Consistent with the methodology described above, the committee reviewed eBay's performance in 2006 (based on trailing four-quarter and three-year periods) and determined that the midpoints of the guidelines for 2007 should be positioned at the 65th percentile, subject to a maximum gross dilution rate.

In connection with the commencement of his employment and in addition to his initial stock option grant, the committee granted Mr. Swan 50,000 shares of restricted stock. The committee granted Mr. Swan this special award to enhance the overall compensation package being offered to him.

As discussed above, as a result of its 2006 review of our compensation strategy and programs, the Compensation Committee decided that, while it expects that the company will continue to use stock options as a significant vehicle for long-term compensation for at least the most highly-compensated half of its employees, it would award, in addition to stock options, performance-based restricted stock units to all employees who are at the level of senior vice president and above starting in 2007. The committee's decision was based on a number of factors, including its desire to more strongly link equity awards to key financial performance metrics for executive officers, reduce the dependence of rewards on stock price appreciation while preserving the ability to have larger awards for outstanding company performance, recognize the volatility of eBay's stock price, and facilitate actual stock ownership. The committee also considered the impact on dilution and the accounting consequences associated with performance-based restricted stock units in light of the adoption of Financial Accounting Standard Board's Statement of Financial Accounting Standards 123(R). For employees awarded performance-based restricted stock units, which are all employees who are at the level of senior vice president and above, the performance-based restricted stock units are expected to constitute approximately 20% of their long-term incentive value in 2007, with the remaining 80% being stock options. The percentage of the long-term incentive value attributable to performance-based restricted stock units is expected to increase over time. For 2007, employees below the level of senior vice president will generally receive a mix of stock options and time-vested restricted stock units.

For 2007, performance-based restricted stock units were awarded with both a one-year performance period and a two-year performance period. After this transition year, all performance-based restricted stock units will have a two-year performance period, which will provide a longer time horizon than the one-year time horizon of our existing eIP incentive plan. The amount of the awards granted for the 2007 and 2007-2008 performance periods will be determined based on company performance under non-GAAP operating margin and revenue growth measures, which, in turn, will be modified by a return on invested capital performance metric, all set by the committee. Non-GAAP operating margin excludes certain items, primarily stock-based compensation expense and related payroll taxes, amortization of acquired intangible assets, and income taxes related to these items. If the performance criteria are satisfied, the performance-based restricted stock units will vest one-half on the first of March following the end of the performance period and one-half one year later.

Perquisites

We provide certain executive officers with perquisites and other personal benefits that the Compensation Committee believes are reasonable and consistent with our overall compensation programs and philosophy. These benefits are provided in order to enable us to attract and retain these executives. The committee periodically reviews the levels of these benefits provided to our executive officers. Of these benefits, the most significant is allowing certain executive officers to use the corporate aircraft for personal use and providing these executives with bonuses to cover related income taxes. In 2006, the committee authorized our CEO to use the corporate aircraft up to 200 hours for personal use and granted her a bonus to cover related income taxes.

In addition, we have (1) assisted certain executive officers with expenses they have incurred in connection with relocations, both when they join eBay and, if appropriate, when they take on new assignments within eBay that involve a geographic relocation and (2) provided executive officers with cost of living, housing, and automobile allowances in connection with overseas assignments. Mr. Swan's relocation assistance included assistance with selected costs and expenses related to moving from Texas to the San Francisco Bay Area (including transportation and temporary housing) and the sale of his home and related tax reimbursements. Mr. Swan's relocation assistance was negotiated as part of the terms of his offer to join eBay, and the committee later agreed to provide Mr. Swan with additional relocation assistance, which included an agreement to pay Mr. Swan the difference between $3,000,000 and the sales price of Mr. Swan's home, to preserve the intent of the relocation assistance included in his original offer in light of the condition of the real estate market in Plano, Texas. The committee believes it was necessary to offer Mr. Swan relocation assistance in order to attract him to join eBay. In connection with Mr. Dutta's appointment as President, Skype, we provided him with relocation assistance, which included assistance with the costs and expenses related to moving from the San Francisco Bay Area to the United Kingdom (including transportation and temporary housing) and a cost of living allowance. The committee believes it was appropriate to provide Mr. Dutta with this assistance in light of this appointment.

Equity Compensation Practices

We do not have any program, plan, or practice to select option grant dates in coordination with the release of material non-public information, nor do we time the release of information for the purpose of affecting value. We do not backdate options or grant options retroactively. Initial grants of stock options are made to eligible employees in connection with the commencement of employment. The company has maintained a rules-based approach to new hire option grants since inception. From January 2004 to July 2006, grants were made on the Friday of the first week of employment for employees whose first day of employment was the first business day of the week and the following Friday if the employee started on a different day. Beginning in June 2005, grants of 100,000 shares or more (which we refer to as sizeable new hire grants) were split into two tranches, with the first tranche granted on the Friday following the employee's first full week of employment and the second tranche granted on the date 26 weeks from the date of the first grant. In July 2006, we changed our grant practices to provide that new hire options are granted on the second Friday of the month following the month in which employment commences. In all cases, the options are priced at the closing price of the company's stock on the date of grant. These grants generally become fully vested after four years, with 1/4th of the grant vesting on the first anniversary of the date of commencement of employment and 1/48th of the grant vesting monthly thereafter. Sizeable new hire grants are made in two equal tranches, with the first grant made and priced as described above and the second grant made and priced at the closing market price on the date 26 weeks from the date of the first grant. Both tranches vest with respect to 1/4th of the shares on the first anniversary of the date of commencement of employment and 1/48th of the shares vesting monthly thereafter. For all stock options granted after January 1, 2006, employees have seven years from the date of the grant to exercise vested options, assuming they remain an employee of an eBay company and subject to any requirements of local law.

Focal stock option grants are awarded on March 1 of each year (or if March 1 is not a trading day, the next trading day with vesting effective as of March 1) and are priced at the closing market price on the date of the grant. We selected the March 1 date to allow eBay to close its financial statements for the prior year, announce earnings for the prior year, and finalize the performance ratings of employees prior to the determination of the awards. In addition, we cluster our promotions semiannually to coincide with our focal grant date and September 1 (or if September 1 is not a trading day, the next trading day with vesting effective as of September 1) and most promotional grants are therefore made on those two dates.

Focal and promotional stock option grants generally become fully vested after four years, with 1/8th of the grant vesting six months after the date of the grant and 1/48th of the grant vesting monthly thereafter. For all stock options granted after January 1, 2006, employees have seven years from the date of the grant to exercise vested options, assuming they remain employees of eBay and subject to any requirements of local law.

Focal stock option grants awarded to executives are priced and granted to executives on the same date and at the same price that they are priced and granted to the rest of our employees and have the same four-year vesting schedule.

Employment Agreements, Change-in-Control Arrangements, and Severance Arrangements with Executive Officers

We do not have individual employment arrangements or change-in-control arrangements with any of our executive officers. We do not have any severance payment arrangements with any of our executive officers, except for our CEO, who was given a severance provision when she was initially hired in 1998. Under this provision, she is entitled to receive her base salary for six months if she is terminated other than for cause, and if she remains unemployed at the end of such six-month period, she is eligible to receive additional base salary for the lesser of six months or commencement of other employment. If our CEO had been terminated other than for cause at December 31, 2006, she would have been entitled to receive $497,508 during the first six months of 2007, and if she remained unemployed at the end of such six-month period, she would have been entitled to receive an additional $82,918 per month for each month she remained unemployed (up to an aggregate of $497,508).

Stock Ownership Guidelines

In September 2004, the Board adopted stock ownership guidelines to better align the interests of eBay's executives with the interests of stockholders and further promote eBay's commitment to sound corporate governance. Under the guidelines, executive officers are required to achieve ownership of eBay common stock valued at three times their annual base salary (five times in the case of the CEO). The guidelines provide that the required ownership level for each executive officer is re-calculated whenever an executive officer changes pay grade and as of January 1 of every third year. Until an executive achieves the required level of ownership, he or she is required to retain 25% of the after-tax net shares received as the result of the exercise of eBay stock options or the vesting of restricted stock or restricted stock units. A more detailed summary of the stock ownership guidelines can be found on our website at *http://investor.ebay.com/governance*. All of our directors and all of our executive officers who began their employment with eBay prior to January 1, 2005 have achieved the level of stock ownership required under the guidelines. The ownership levels of our executive officers as of March 30, 2007 are set forth in the section entitled "Security Ownership of Certain Beneficial Owners and Management" above. We also have an insider trading policy that, among other things, prohibits employees from trading any instrument that relates to the future price of our stock.

Impact of Accounting and Tax Requirements on Compensation

We are limited by Section 162(m) of the Internal Revenue Code of 1986 to a deduction for federal income tax purposes of up to $1,000,000 of compensation paid to our named executive officers in a taxable year. Compensation above $1,000,000 may be deducted if, by meeting certain technical requirements, it can be classified as "performance-based compensation." The eIP was approved by stockholders in 2005 and satisfies the requirements of Section 162(m) for "performance-based" compensation. In 2004, the Board adopted and stockholders approved amendments to eBay's 1999 Global Equity Incentive Plan to allow awards under that plan to qualify as "performance-based compensation," and in Proposal 2 we are asking our stockholders to approve an amendment to the 1999 Plan to further satisfy the requirements of Section 162(m). Although the Compensation Committee uses the requirements of Section 162(m) as a guideline, deductibility is not the sole factor it considers in assessing the appropriate levels and types of executive compensation and it will elect to forego deductibility when the committee believes it to be in the best interests of the company and its stockholders.

In addition to considering the tax consequences, the committee considers the accounting consequences of, including the impact of the Financial Accounting Standard Board's Statement of Financial Accounting Standards 123(R), its decisions in determining the forms of different awards.

Conclusion

In evaluating the individual components of overall compensation for each of our executive officers, the Compensation Committee reviews not only the individual elements of compensation, but also total compensation. Through the compensation programs described above, a significant portion of the compensation awarded to our executive officers is contingent upon individual and eBay performance. The committee remains committed to this philosophy of pay-for-performance and will continue to review executive compensation programs to ensure the interests of our stockholders are served.

COMPENSATION COMMITTEE REPORT[2]

The Compensation Committee reviews and approves eBay's compensation programs on behalf of the Board. In fulfilling its oversight responsibilities, the committee reviewed and discussed with management the Compensation Discussion and Analysis set forth in this proxy statement. Based upon the review and discussions referred to above, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

COMPENSATION COMMITTEE

Edward W. Barnholt (Chairman)*
Philippe Bourguignon
William C. Ford, Jr.**
Robert C. Kagle***
Thomas J. Tierney

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* Chairman since April 1, 2006.

** A member from July 27, 2005 to April 1, 2006.

*** Chairman until April 1, 2006.

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[2] The material in this Compensation Committee report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

SUMMARY COMPENSATION TABLE

The following table summarizes the total compensation earned by each of the named executive officers for the fiscal year ended December 31, 2006. We do not have individual long-term employment arrangements with any of our named executive officers. In setting the individual components of compensation for each of our named executive officers, the Compensation Committee reviews not only the individual elements of compensation, but also total compensation, including the value of equity compensation.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(6)	Total ($)(7)
Margaret C. Whitman... President and Chief Executive Officer	2006	$995,016	$221,008(8)	—	$12,605,385	$911,684	—	$1,007,943	$15,741,036
Robert H. Swan...... Senior Vice President, Finance and Chief Financial Officer	2006	456,162	294,899(9)	$387,064	1,008,342	354,862	—	981,390	3,482,719
Rajiv Dutta......... President, PayPal(10)	2006	524,231	86,295(8)	—	4,904,262	336,412	—	251,911	6,103,111
John J. Donahoe ..... President, eBay Marketplaces	2006	790,385	655,563(11)	—	3,763,549	615,973	—	5,991	5,831,461
Michael R. Jacobson... Senior Vice President, Legal Affairs, General Counsel and Secretary	2006	393,079	60,987(8)	—	3,807,757	216,276	—	2,227	4,480,326

(1) Effective March 1, 2006, all eligible employees of eBay, including certain of the Named Executive Officers, received an annual salary increase representing: (i) in the case of Mr. Dutta, a salary of $530,000 per annum; (ii) in the case of Mr. Donahoe, a salary of $800,000 per annum; and (iii) in the case of Mr. Jacobson, a salary of $400,000 per annum. Total salary amounts reported are lower than these 2006 annual salary increases because lower salaries were in effect for a portion of 2006. Ms. Whitman did not receive an annual salary increase. Mr. Swan received a salary of $600,000 per annum effective March 16, 2006 (the commencement date of his employment).

(2) Bonuses represent amounts paid in 2006 and 2007 for services rendered in 2006. Includes amounts paid pursuant to the portion of the quarterly awards based on individual performance under the eBay Incentive Plan (eIP). See the discussion under the section entitled "Compensation Discussion and Analysis — Elements of Compensation/Executive Compensation Practices — Short-term Cash Incentive Awards — eBay Incentive Plan (eIP)" above for further details on these awards.

(3) Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards 123(R) (FAS 123R). We calculated the estimated fair value of each stock award using the fair value of our common stock on the date of the grant. The compensation expense is recognized over the vesting period.

(4) Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123R, and thus includes amounts from awards granted in 2003 through 2006 that vested in 2006. In the case of Ms. Whitman, Mr. Jacobson, and Mr. Dutta, also reflects certain options granted in January 2001. These options did not begin to vest until options granted to these individuals prior to our initial public offering in 1998 were fully vested and thereafter vested over a four-year period.

We calculated the estimated fair value of each option award on the date of grant using the Black-Scholes option pricing model. For 2006, the following weighted-average assumptions were used: risk-free interest rate of 4.7%; expected life of five years; no dividend yield; and expected volatility of 37.5%. Our computation of expected volatility was based on a combination of historical and market-based implied volatility from traded options on our stock. Our computation of expected life was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

(5) Represents the following amounts paid pursuant to the eIP in 2006 and 2007 for services rendered in 2006: (i) the portion of the quarterly awards based on the company's performance; and (ii) the annual award. See the discussion under the section entitled "Compensation Discussion and Analysis — Elements of Compensation/ Executive Compensation Practices — Short-term Cash Incentive Awards — eBay Incentive Plan (eIP)" above for further details on these awards.

(6) Includes the perquisites and tax reimbursements/gross-ups outlined in the table below. Also includes: (i) the cost of certain information technology support services provided for computer equipment located at the residences of our executive officers; (ii) matching contributions by eBay to a 401(k) savings plan (subject to a maximum of $1,500 per employee, including named executive officers); and (iii) premiums paid for group life insurance and accidental death and dismemberment coverage for the benefit of the named executive officer. Perquisites are valued at the incremental cost of providing such perquisites.

"Personal Aircraft Usage" consists of the incremental cost to eBay of personal usage of its corporate aircraft and is calculated based on a methodology that includes the weighted average cost of fuel, maintenance expenses, parts and supplies, landing fees, ground services, catering, and crew expenses associated with such use. Because the corporate aircraft is used primarily for business travel, the methodology excludes fixed costs that do not change based on usage. Fixed costs include pilot salaries, the purchase or lease costs of the aircraft, and the cost of maintenance not related to such personal travel. Executives, their families, and invited guests occasionally fly on the corporate aircraft as additional passengers on business flights. In those cases, the aggregate incremental cost to eBay is a *de minimis* amount, and as a result, no amount is reflected in the table. Executives and their families also occasionally fly on the corporate aircraft as additional passengers on personal flights that are attributed to another executive, in which case the entire incremental cost is allocated to the executive who arranged for the personal flight.

"Relocation & Expatriate Assistance" consists of: (i) in the case of Mr. Swan, costs and expenses related to moving from Texas to the San Francisco Bay Area and the sale of his home; and (ii) in the case of Mr. Dutta, costs and expenses related to moving from the San Francisco Bay Area to the United Kingdom, temporary housing, and a cost of living allowance. See the discussion under the section entitled "Compensation Discussion and Analysis — Elements of Compensation/Executive Compensation Practices — Perquisites" above for further details on the relocation assistance provided.

"Tax Reimbursements/Gross-ups" consist of additional bonuses granted by the Compensation Committee to cover income taxes (based on statutory withholding rates) relating to personal use of the corporate aircraft, including taxes on imputed income in accordance with Internal Revenue Service regulations. In the case of Mr. Swan, "Tax Reimbursements/Gross-ups" also consist of a gross-up to cover income taxes relating to relocation assistance provided to him.

Name	Personal Aircraft Usage	Relocation & Expatriate Assistance	Tax Reimbursements/ Gross-ups
Margaret C. Whitman	$773,467	—	$230,992
Robert H. Swan	22,398	$643,991	312,672
Rajiv Dutta	53,381	179,654	16,491
John J. Donahoe	—	—	1,555
Michael R. Jacobson	—	—	—

(7) If instead of valuing equity awards in accordance with FAS 123R (which calculates the value of awards based on the portion of awards that vested in 2006), we valued them based on the full Black-Scholes value at the time of grant solely for awards made in 2006, the value for stock awards, options awards, and total compensation for our named executive officers would have been as follows:

Name	Stock Awards	Option Awards	Total
Margaret C. Whitman	—	$7,952,650	$11,088,301
Robert H. Swan	$1,950,000	5,079,957	9,117,270
Rajiv Dutta	—	2,783,428	3,982,276
John J. Donahoe	—	5,566,855	7,634,766
Michael R. Jacobson	—	1,749,583	2,422,152

(8) Represents amounts paid pursuant to the portion of the quarterly awards based on individual performance under the eIP. See the discussion under the section entitled "Compensation Discussion and Analysis — Elements of Compensation/Executive Compensation Practices — Short-term Cash Incentive Awards — eBay Incentive Plan (eIP)" above for further details.

(9) Represents: (i) amounts paid pursuant to the portion of the quarterly awards based on individual performance under the eIP; and (ii) $200,000 paid under Mr. Swan's special retention plan. Mr. Swan was eligible to participate in the quarterly component of the eIP for the second, third, and fourth quarters. See the discussion under the sections entitled "Compensation Discussion and Analysis — Elements of Compensation/Executive Compensation Practices — Short-term Cash Incentive Awards — eBay Incentive Plan (eIP)" and "Compensation Discussion and Analysis — Elements of Compensation/Executive Compensation Practices — Short-term Cash Incentive Awards — Special Retention Bonus Plans" above for further details.

(10) Mr. Dutta served eBay as Senior Vice President and Chief Financial Officer until March 16, 2006 and as President, Skype until July 7, 2006. Mr. Dutta commenced his role as President, PayPal on October 1, 2006.

(11) Represents: (i) amounts paid pursuant to the portion of the quarterly awards based on individual performance under the eIP; and (ii) $500,000 paid under Mr. Donahoe's special retention plan. See the discussion under the sections entitled "Compensation Discussion and Analysis — Elements of Compensation/Executive Compensation Practices — Short-term Cash Incentive Awards — eBay Incentive Plan (eIP)" and "Compensation Discussion and Analysis — Elements of Compensation/Executive Compensation Practices — Short-term Cash Incentive Awards — Special Retention Bonus Plans" above for further details.

GRANTS OF PLAN-BASED AWARD

The following table sets forth for the fiscal year ended December 31, 2006, certain information regarding grants of plan-based awards to each of our named executive officers.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value ($)(2)
Margaret C. Whitman	3/1/2006	—	—	—	—	500,000	$39.90	$7,952,650
eIP (Q1 component)	N/A	$ 33,486	$ 66,972	$133,944	—	—	—	—
eIP (Q2 component)	N/A	28,702	57,405	114,810	—	—	—	—
eIP (Q3 component)	N/A	33,486	$ 66,972	$133,944	—	—	—	—
eIP (Q4 component)	N/A	28,702	57,405	114,810	—	—	—	—
eIP (Annual component)	N/A	248,754	497,508	995,016	—	—	—	—
Robert H. Swan	3/31/2006	—	—	—	—	187,500(3)	39.00	2,914,969
	3/31/2006	—	—	—	50,000(4)	—	—	1,950,000
	9/29/2006	—	—	—	—	187,500(3)	28.36	2,164,988
eIP (Q2 component)	N/A	14,718	29,423	58,846	—	—	—	—
eIP (Q3 component)	N/A	17,172	34,327	68,654	—	—	—	—
eIP (Q4 component)	N/A	14,718	29,423	58,846	—	—	—	—
eIP (Annual component)	N/A	96,606	193,212	386,423	—	—	—	—
Rajiv Dutta	3/1/2006	—	—	—	—	175,000	39.90	2,783,428
eIP (Q1 component)	N/A	11,981	23,962	47,923	—	—	—	—
eIP (Q2 component)	N/A	10,702	21,404	42,808	—	—	—	—
eIP (Q3 component)	N/A	12,486	24,971	49,942	—	—	—	—
eIP (Q4 component)	N/A	10,702	21,404	42,808	—	—	—	—
eIP (Annual component)	N/A	91,740	183,481	366,962	—	—	—	—
John J. Donahoe	3/1/2006	—	—	—	—	250,000(5)	39.90	3,976,325
	3/1/2006	—	—	—	—	100,000(5)	39.90	1,590,530
eIP (Q1 component)	N/A	21,873	43,726	87,452	—	—	—	—
eIP (Q2 component)	N/A	19,625	39,231	78,462	—	—	—	—
eIP (Q3 component)	N/A	22,895	45,769	91,538	—	—	—	—
eIP (Q4 component)	N/A	19,625	39,231	78,462	—	—	—	—
eIP (Annual component)	N/A	167,957	335,913	671,827	—	—	—	—
Michael R. Jacobson	3/1/2006	—	—	—	—	110,000	39.90	1,749,583
eIP (Q1 component)	N/A	7,558	15,116	30,231	—	—	—	—
eIP (Q2 component)	N/A	6,923	13,846	27,692	—	—	—	—
eIP (Q3 component)	N/A	8,077	16,154	32,308	—	—	—	—
eIP (Q4 component)	N/A	6,923	13,846	27,692	—	—	—	—
eIP (Annual component)	N/A	58,962	117,924	235,847	—	—	—	—

(1) The amounts shown reflect estimated payouts for the fiscal year ended December 31, 2006 under the eIP for the portion of the quarterly component based on the company's performance and the annual component. For each component: (i) the amounts shown in the column entitled "Threshold" reflect the minimum payment levels if both the minimum revenue and net income thresholds have been met, which are 50% of the amounts shown under the column entitled "Target;" and (ii) the amounts shown in the column entitled "Maximum" are 200% of the amounts shown under the column entitled "Target." Estimated payouts in the first and third quarters are higher than the estimated payouts for the second and fourth quarters because there were seven pay periods in the first and third quarters of 2006 and only six pay periods in the second and fourth quarters of 2006. For

Messrs. Dutta, Donahoe, and Jacobson, estimated payouts in the third quarter are higher than the first quarter as a result of the salary increases they received effective March 1, 2006. Actual payouts are reflected in the column entitled "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table above.

(2) Represents the estimated fair value of the awards as of the applicable grant date in accordance with FAS 123R, whereas the amounts shown under the columns entitled "Stock Awards" and "Option Awards" in the Summary Compensation Table above reflect only the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006. We calculated the estimated fair value of each stock award using the fair value of our common stock on the date of the grant. We calculated the estimated fair value of each option award on the date of grant using the Black-Scholes option pricing model. For 2006, the following weighted-average assumptions were used: risk-free interest rate of 4.7%; expected life of five years; no dividend yield; and expected volatility of 37.5%. Our computation of expected volatility was based on a combination of historical and market-based implied volatility from traded options on our stock. Our computation of expected life was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

(3) In connection with the commencement of his employment, Mr. Swan was granted an option to purchase 375,000 shares of the company's common stock. In accordance with the company's grant procedures for sizeable new hire stock option grants, this grant was made in two equal tranches, with the first grant made on the Friday following Mr. Swan's first full week of employment and the second grant made on the date 26 weeks from the date of the first grant. Each grant was priced at the closing market price on the date of the grant.

(4) In connection with the commencement of his employment, Mr. Swan was granted an award of restricted stock in the amount of 50,000 shares of the company's common stock. See "Elements of Compensation/Executive Compensation Practices — Long-term Equity Incentive Awards" above for a discussion of this award.

(5) Mr. Donahoe's focal grant consisted of two option grants. See "Compensation Discussion and Analysis — Elements of Compensation/Executive Compensation Practices — Long-term Equity Incentive Awards" above for a discussion of these option grants.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth certain information regarding outstanding equity awards each of our named executive officers as of December 31, 2006.

	Option Awards					Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Margaret C. Whitman	3,000,000	0	0	$10.02	1/12/2011	—	—
	1,200,000	0	0	14.51	2/12/2012	—	—
	2,062,000	137,000(1)	0	22.02	3/18/2013	—	—
	825,000	375,000(2)	0	34.62	3/1/2014	—	—
	240,000	309,375(3)	0	42.58	3/1/2015	—	—
	93,750	406,250(4)	0	39.90	3/1/2013	—	—
Robert H. Swan	0	187,500(5)	0	39.00	3/31/2013	—	—
	0	187,500(6)	0	28.36	9/29/2013	—	—
	—	—	—	—	—	50,000(7)	$1,503,500(8)

Name	Option Awards					Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Rajiv Dutta	40,000	0	0	14.93	8/30/2009	—	—
	714,000	0	0	10.02	1/12/2011	—	—
	500,000	0	0	14.51	2/12/2012	—	—
	468,750	31,250(9)	0	19.39	3/3/2013	—	—
	226,875	103,125(2)	0	34.62	3/1/2014	—	—
	80,937	104,063(3)	0	42.58	3/1/2015	—	—
	0	200,000(10)	0	46.71	11/25/2015	—	—
	32,812	142,188(4)	0	39.90	3/1/2013	—	—
John J. Donahoe	437,500	562,500(11)	0	35.50	3/25/2015	—	—
	46,875	203,125(12)	0	39.90	3/1/2013	—	—
	0	100,000(13)	0	39.90	3/1/2013	—	—
Michael R. Jacobson	320,136	0	0	0.63	8/24/2008	—	—
	1,600,000	0	0	10.02	1/12/2011	—	—
	500,000	0	0	14.51	2/12/2012	—	—
	468,750	31,250(9)	0	19.39	3/3/2013	—	—
	171,875	78,125(2)	0	34.62	3/1/2014	—	—
	61,250	78,750(3)	0	42.58	3/1/2015	—	—
	20,625	89,375(4)	0	39.90	3/1/2013	—	—

(1) Focal grant. The amount of Ms. Whitman's grant was not set until March 18, 2003 (which was the date of the grant); however, consistent with other focal grants, the vesting of this grant was effective as of March 1 (*i.e.*, 1/8th of the grant vested on September 1, 2003, and 1/48th of the grant vests monthly thereafter).

(2) Focal grant. Becomes fully vested after four years; 1/8th of the grant vested on September 1, 2004, and 1/48th of the grant vests monthly thereafter.

(3) Focal grant. Becomes fully vested after four years; 1/8th of the grant vested on September 1, 2005, and 1/48th of the grant vests monthly thereafter.

(4) Focal grant. Becomes fully vested after four years; 1/8th of the grant vested on September 1, 2006, and 1/48th of the grant vests monthly thereafter.

(5) First tranche of a sizeable new hire grant. Becomes fully vested after four years; 1/4th of the grant vested on March 16, 2007 (the first anniversary of the commencement of Mr. Swan's employment), and 1/48th of the grant vests monthly thereafter. See "Compensation Discussion and Analysis — Equity Compensation Practices" above for a more detailed discussion of our equity grant practices with respect to sizeable new hire grants.

(6) Second tranche of a sizeable new hire grant. Becomes fully vested after three and a half years; 1/4th of the grant vested on March 16, 2007 (the first anniversary of the commencement of Mr. Swan's employment), and 1/48th of the grant vests monthly thereafter. See "Compensation Discussion and Analysis — Equity Compensation Practices" above for a more detailed discussion of our equity grant practices with respect to sizeable new hire grants.

(7) Becomes fully vested after four years, with 25% of the award vesting on each of the following dates: March 16, 2007, March 16, 2008, March 16, 2009, and March 16, 2010 (the anniversary of the commencement of Mr. Swan's employment).

(8) Market value calculated based on the closing price of $30.07 of our common stock on December 29, 2006, the last trading day of 2006.

(9) Focal grant. Becomes fully vested after four years; 1/8th of the grant vested on September 1, 2003, and 1/48th of the grant vests monthly thereafter.

(10) Becomes fully vested after four years, with 50% of the grant vesting on November 22, 2007 and 1/48th of the grant vesting monthly thereafter.

(11) New hire grant. Becomes fully vested after four years; 1/4th of the grant vested on March 17, 2006 (the first anniversary of the commencement of Mr. Donahoe's employment), and 1/48th of the grant vests monthly thereafter.

(12) Focal grant. Becomes fully vested after four years; 1/8th of the grant vested on September 1, 2006, and 1/48th of the grant vests monthly thereafter. See "Compensation Discussion and Analysis — Elements of Compensation/Executive Compensation Practices — Long-term Equity Incentive Awards" above for a discussion of this option grant.

(13) Focal grant. Becomes fully vested after five years, with 30% of the grant vesting on March 1, 2009, 30% of the grant vesting on March 1, 2010, and the remaining 40% of the grant vesting on March 1, 2011. See "Compensation Discussion and Analysis — Elements of Compensation/Executive Compensation Practices — Long-term Equity Incentive Awards" above for a discussion of this option grant.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth the number of shares acquired and the value realized upon exercise of stock options during 2006 by each of our named executive officers.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Margaret C. Whitman	—(2)	—
Robert H. Swan	—	—
Rajiv Dutta	150,000(3)	$ 4,231,343
John J. Donahoe	—	—
Michael R. Jacobson	480,000(4)	15,371,178

(1) Value realized on exercise is based on the fair market value of our common stock on the date of exercise minus the exercise price and does not necessarily reflect proceeds actually received by the named executive officer.

(2) No shares were sold in 2006 pursuant to a 10b5-1 plan adopted in February 2006. Up to 6,400,000 shares may be sold between June 2007 and February 2008 pursuant to a 10b5-1 plan adopted in February 2007.

(3) Shares sold in 2006 pursuant to a 10b5-1 plan adopted in May 2005. Up to 45,000 shares may be sold in the remainder of 2007 pursuant to a 10b5-1 plan adopted in February 2006. Mr. Dutta has indicated that he intends to terminate this plan and initiate a new 10b5-1 plan under which he could sell up to 500,000 shares in 2007.

(4) Shares sold in 2006 pursuant to a 10b5-1 plan adopted in May 2005. Up to 420,000 shares may be sold in the remainder of 2007 pursuant to a 10b5-1 plan adopted in November 2006.

COMPENSATION OF DIRECTORS

Board compensation is determined by the Compensation Committee. Prior to 2003, Board compensation was 100% equity based. After a review in December 2002, Board compensation was substantially revised by the Board, with equity compensation reduced and cash compensation added. Board compensation has subsequently been reviewed annually by the Compensation Committee, which has not changed cash compensation and has effectively reduced equity compensation by holding the number of options granted annually to the same absolute number notwithstanding two subsequent stock splits of eBay common stock.

New directors who are not employees of eBay, or any parent, subsidiary, or affiliate of eBay, receive deferred stock units, or DSUs, with an initial value of $150,000 under our 2003 Deferred Stock Unit Plan. DSUs represent an unfunded, unsecured right to receive shares of eBay common stock (or the equivalent value thereof in cash or property), and the value of DSUs varies directly with the price of eBay's common stock. Each DSU award granted to a non-employee director upon election to the Board vests as to 25% of the DSUs on the first anniversary of the date of grant and as to 1/48th of the DSUs each month thereafter, provided the director continues as a director or consultant of eBay. DSUs are payable in stock or cash (at eBay's election) following the termination of a non-employee director's tenure in such capacity.

Non-employee directors are also eligible to participate in the 1998 Directors Stock Option Plan, also referred to as the Directors Plan. Option grants under the Directors Plan are automatic and non-discretionary, and the exercise price of the options is 100% of the fair market value of the common stock on the date of grant. Each eligible director is granted an option to purchase 15,000 shares of eBay common stock at the time of each annual meeting if he or she has served continuously as a member of the Board since the date elected. The Compensation Committee elected to maintain the annual option grant under the Directors Plan at 15,000 shares notwithstanding the two-for-one split of eBay common stock in February 2005. All options granted under the Directors Plan vest as to 25% of the shares on the first anniversary of the date of grant and as to 1/48th of the shares each month thereafter, provided the optionee continues as a director or consultant of eBay. In the event of a change of control of eBay, the Directors Plan provides that options granted under the plan will become fully vested and the individual award agreements for directors under the 2003 Deferred Stock Unit Plan provide that DSUs granted under the plan will become fully vested.

Except for Mr. Omidyar, eBay's founder and Chairman of the Board, non-employee directors are paid a retainer of $50,000 per year, the chairman of the Audit Committee receives an additional $10,000 per year, and the Lead Independent Director and all other committee chairs receive an additional $5,000 per year. Directors may elect to receive, in lieu of these fees and at the time these fees would otherwise be payable (*i.e.*, on a quarterly basis in arrears for services provided), fully-vested DSUs with an initial value equal to the amount of these fees. DSUs are payable in stock or cash (at eBay's election) following the termination of a non-employee director's tenure in such capacity. Except for Mr. Omidyar, each non-employee director also receives meeting fees of $2,000 for each Board meeting and $1,000 for each committee meeting attended.

DIRECTOR SUMMARY COMPENSATION TABLE

The following table summarizes the total compensation paid by the company to non-employee directors for the fiscal year ended December 31, 2006.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Total ($)
Fred D. Anderson	$81,000	$37,473	$154,798	$273,271
Edward W. Barnholt	72,750	37,467	59,012	169,229
Philippe Bourguignon	70,000	—	382,481	452,481
Scott D. Cook	67,000	—	382,481	449,481
William C. Ford, Jr.	63,000	37,467	25,425	125,892
Robert C. Kagle	70,250	—	382,481	452,731
Dawn G. Lepore	71,000	—	382,481	453,481
Pierre M. Omidyar	—	—	—	—
Richard R. Schlosberg, III	73,000	37,470	154,797	265,267
Thomas J. Tierney	79,000	37,458	301,591	418,049

(1) Includes fees with respect to which directors elected to receive DSUs in lieu of such fees. The following directors received DSUs in the amounts set forth below in lieu of the fees set forth below:

Name	Fees Foregone	DSUs
Edward W. Barnholt	$53,750	1,809
Scott D. Cook	55,000	1,845
William C. Ford, Jr.	50,000	1,677
Robert C. Kagle	51,250	1,713
Thomas J. Tierney	55,000	1,845

(2) Beginning in 2003, we have granted new directors who are not employees of eBay, or any parent, subsidiary, or affiliate of eBay, DSUs with an initial value of $150,000 under our 2003 Deferred Stock Unit Plan. Amounts shown reflect the dollar amount of DSU awards recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123R, and thus includes amounts from DSU awards granted in 2003 through 2005 that vested in 2006. As of December 31, 2006, the following non-employee directors held the following aggregate number of DSUs, which includes DSUs granted in lieu of fees: Mr. Anderson, 5,444; Mr. Barnholt, 7,019; Mr. Bourguignon, 887; Mr. Cook, 2,394; Mr. Ford, 5,475; Mr. Kagle, 2,301; Mr. Schlosberg, 4,326; and Mr. Tierney, 8,210. DSUs are not included in the Security Ownership of Certain Beneficial Owners and Management Table on page 10. As of December 31, 2006, Ms. Lepore and Mr. Omidyar did not hold any DSUs.

(3) Reflects the dollar amount of options recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123R, and thus includes amounts from options granted in 2002 through 2006 that vested in 2006. Each non-employee director (other than Mr. Omidyar) was granted an option to purchase 15,000 shares on June 13, 2006. The estimated fair value of each of these options as of the grant date in accordance with FAS 123R is $184,806. We calculated the estimated fair value of these options using the Black-Scholes option pricing model. For 2006, the following weighted-average assumptions were used: risk-free interest rate of 4.7%; expected life of five years; no dividend yield; and expected volatility of 37.5%. Our computation of expected volatility was based on a combination of historical and market-based implied volatility from traded options on our stock. Our computation of expected life was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. As of December 31, 2006, the following non-employee directors held options to purchase the following numbers of shares: Mr. Anderson, 60,000; Mr. Barnholt, 30,000; Mr. Bourguignon, 240,500; Mr. Cook, 1,248,184; Mr. Ford, 15,000; Mr. Kagle, 480,000; Ms. Lepore, 426,000; Mr. Schlosberg, 60,000; and Mr. Tierney, 110,000. Options exercisable within 60 days of March 30, 2007 are included in the Security Ownership of Certain Beneficial Owners and Management Table on page 10. As of December 31, 2006, Mr. Omidyar did not hold any options.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about shares of our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2006, including our 1996 Stock Option Plan, 1997 Stock Option Plan, 1998 Employee Stock Purchase Plan, 1998 Equity Incentive Plan, 1998 Directors Stock Option Plan, 1999 Global Equity Incentive Plan, 2001 Equity Incentive Plan, and 2003 Deferred Stock Unit Plan, as well as shares of our common stock that may be issued under individual compensation arrangements that were not approved by our stockholders, also referred to as our non-plan grants. We refer to these plans and grants collectively as our Equity Compensation Plans. No warrants are outstanding under any of the foregoing plans.

As of March 30, 2007, there were 1,363,510,214 shares of eBay's common stock outstanding. As of March 30, 2007, there were (i) 143,075,600 shares to be issued upon the exercise of outstanding options under our Equity Compensation Plans at a weighted average exercise price of $30.82, and with a weighted average remaining life of

6.47 years, and (ii) 6,365,333 shares of restricted stock, restricted stock units, and deferred stock units granted and outstanding under our Equity Compensation Plans. As of March 30, 2007, there were 85,577,955 shares available for future grants under our Equity Compensation Plans.

The following table gives information about our Equity Compensation Plans as of December 31, 2006:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
Equity compensation plans approved by security holders	133,608,434(1)	$31.01(2)	108,066,657(3)
Equity compensation plans not approved by security holders	768,184(4)	0.39	—
Total	134,376,618	$30.83	108,066,657

(1) Includes 36,056 shares of our common stock issuable pursuant to deferred stock units, or DSUs, under our 2003 Deferred Stock Unit Plan, and 508,150 shares of our common stock issuable pursuant to restricted stock units under our 1998 Equity Incentive Plan. DSUs and restricted stock units represent an unfunded, unsecured right to receive shares of eBay common stock (or, in the case of DSUs, the equivalent value thereof in cash or property), and the value of DSUs and restricted stock units varies directly with the price of eBay's common stock.

(2) Because DSUs and restricted stock units do not have an exercise price, the 36,056 shares of our common stock issuable pursuant to DSUs under our 2003 Deferred Stock Unit Plan and 508,150 shares of our common stock issuable pursuant to restricted stock units under our 1998 Equity Incentive Plan are not included in the calculation of weighted average exercise price.

(3) Includes 5,575,774 shares of our common stock remaining reserved for future issuance under our 1998 Employee Stock Purchase Plan, or the Purchase Plan, as of December 31, 2006. Our Purchase Plan contains an "evergreen" provision that automatically increases, on each January 1, the number of securities reserved for issuance under the Purchase Plan by the number of shares purchased under the Purchase Plan in the preceding calendar year, provided that the aggregate number of shares reserved for issuance under the Purchase Plan may not exceed 36,000,000 shares. As of December 31, 2006, an aggregate amount of 9,785,222 shares had been purchased under the Purchase Plan since its inception. An aggregate amount of 1,624,226 shares was purchased under the Purchase Plan in 2006, and the number of securities available for issuance under the Purchase Plan was increased by that number on January 1, 2007, bringing the total number of shares reserved for future issuance on January 1, 2007 to 7,200,000. None of our other equity compensation plans has an "evergreen" provision.

(4) Does not include: (i) 7,050 shares of our common stock, with a weighted average exercise price of $2.73 per share, to be issued upon exercise of outstanding options assumed by us under the Half.com, Inc. 1999 Equity Compensation Plan; (ii) 37,726 shares of our common stock, with a weighted average exercise price of $0.77 per share, to be issued upon exercise of outstanding options assumed by us under the X.com Corporation 1999 Stock Plan; (iii) 494,108 shares of our common stock, with a weighted average exercise price of $9.14 per share, to be issued upon exercise of outstanding options assumed by us under the PayPal, Inc. 2001 Equity Incentive Plan; (iv) 184,562 shares of our common stock, with a weighted average exercise price of $9.47 per share, to be issued upon exercise of outstanding options assumed by us under the Shopping.com Ltd. 2003 Omnibus Stock Option and Restricted Stock Incentive Plan; (v) 944,682 shares of our common stock, with a weighted average exercise price of $36.30 per share, to be issued upon exercise of outstanding options assumed by us under the Shopping.com Ltd. 2004 Equity Incentive Plan; or (vi) 1,118,794 shares of our common stock, with a weighted average exercise price of $3.88 per share, to be issued upon exercise of outstanding options assumed by us under the Skype Technologies S.A. Stock Option Plan Rules. All of the options and related plans referenced above

were assumed by us in connection with acquisitions. We cannot make subsequent grants or awards of our equity securities under any of these plans. Prior to each acquisition, the stockholders of the acquired company approved the acquired company's plan. Our stockholders, however, did not approve any of the plans in connection with the acquisitions.

The only outstanding non-plan grant as of December 31, 2006 relates to an individual compensation arrangement that was made prior to the initial public offering of our common stock in 1998. At the time of this non-plan grant, members of our Board and their affiliates beneficially owned in excess of 90% of our then outstanding equity and voting interests. This non-plan grant was initially disclosed in our initial public offering prospectus filed with the SEC on September 25, 1998 under the headings "Management — Director Compensation" and "— Compensation Arrangements." Except as set forth below, the terms and conditions of this non-plan grant are identical to the terms of options granted under our 1997 Stock Option Plan, a copy of which was filed as an exhibit to our S-1 Registration Statement (No. 33-59097) filed in connection with our initial public offering. The outstanding non-plan grant involved the Board's grant of an option to purchase 3,600,000 shares of our common stock at an exercise price of $0.39 to Scott Cook upon his joining our Board in June 1998 as an independent director. These options granted to Mr. Cook were non-qualified options and were immediately exercisable, with a term of 10 years. These options fully vested in June 2002. Mr. Cook exercised options to purchase 480,000 shares in 2002, exercised options to purchase 1,430,000 shares in 2003, exercised options to purchase 307,272 shares during 2005, exercised options to purchase 614,544 shares during 2006, and exercised options to purchase 153,636 shares in January 2007. As of December 31, 2006, options to purchase 768,184 shares remained outstanding under the non-plan grant, and as of March 30, 2007, options to purchase 614,548 shares remained outstanding under the non-plan grant.

OTHER MATTERS

The Board of Directors knows of no other matter that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, the persons named in the accompanying proxy intend to vote on those matters in accordance with their best judgment.

By Order of the Board of Directors



Michael R. Jacobson
Secretary

April 30, 2007

Copies of this proxy statement and of our annual report for the fiscal year ended December 31, 2006 are available by visiting our investor relations website at *http://investor.ebay.com/annuals.cfm* or free of charge by writing to Investor Relations, eBay Inc., 2145 Hamilton Avenue, San Jose, California 95125.

APPENDIX A

eBay Inc.

1999 GLOBAL EQUITY INCENTIVE PLAN, AS AMENDED

INITIAL STOCKHOLDER APPROVAL ON MAY 23, 2000
AMENDMENT ADOPTED BY THE BOARD OF DIRECTORS ON MARCH 14, 2002
STOCKHOLDER APPROVAL OF AMENDMENT ON JUNE 5, 2002
AMENDMENT ADOPTED BY THE COMPENSATION COMMITTEE ON MARCH 18, 2004
STOCKHOLDER APPROVAL OF AMENDMENT ON JUNE 24, 2004
AMENDMENT ADOPTED BY THE BOARD OF DIRECTORS ON SEPTEMBER 9, 2004
AMENDMENT ADOPTED BY THE BOARD OF DIRECTORS ON JANUARY 10, 2007
AMENDMENT ADOPTED BY THE BOARD OF DIRECTORS ON MARCH 28, 2007

TERMINATION DATE: NONE

1. PURPOSES.

(a) *Eligible Stock Award Recipients.* The persons eligible to receive Stock Awards are the Employees and Consultants of the Company and its Affiliates, in particular (but not limited to) those Employees and Consultants who are neither citizens nor residents of the United States of America.

(b) *Available Stock Awards.* The purpose of the Plan is to provide a means by which eligible recipients of Stock Awards may be given an opportunity to benefit from increases in value of the Common Stock through the granting of the following Stock Awards: (i) Stock Options, (ii) stock bonuses, (iii) rights to acquire restricted stock, (iv) restricted stock units, and (v) performance restricted stock units.

(c) *General Purpose.* The Company, by means of the Plan, seeks to retain the services of the group of persons eligible to receive Stock Awards, to secure and retain the services of new members of this group, and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Affiliates.

2. DEFINITIONS.

(a) *"Affiliate"* means any parent corporation or subsidiary corporation of the Company, whether now or hereafter existing, as those terms are defined in Sections 424(e) and (f), respectively, of the Code, and any other entity which is controlled, directly or indirectly, by the Company.

(b) *"Board"* means the Board of Directors of the Company.

(c) *"Code"* means the United States Internal Revenue Code of 1986, as amended.

(d) *"Committee"* means a committee of one or more members of the Board appointed by the Board in accordance with subsection 3(c).

(e) *"Common Stock"* means the common stock of the Company.

(f) *"Company"* means eBay Inc., a Delaware corporation.

(g) *"Consultant"* means any natural person, including an advisor, (i) engaged by the Company or an Affiliate to render consulting or advisory services and who is compensated for such services, or (ii) who is a member of the Board of Directors or comparable governing body of an Affiliate and who is compensated for such services. However, the term "Consultant" shall not include Directors who are not compensated by the Company for their services as Directors. In addition, the payment of a director's fee by the Company for services as a Director shall not cause a Director to be considered a "Consultant" for purposes of the Plan.

(h) *"Continuous Service"* means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. The Participant's Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the

Participant renders such service, provided that there is no interruption or termination of the Participant's Continuous Service. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or a Director will not constitute an interruption of Continuous Service. The Board or the chief executive officer of the Company, in that party's sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal leave.

(i) *"Covered Employee"* means the chief executive officer and the four (4) other highest compensated officers of the Company for whom total compensation is required to be reported to stockholders under the Exchange Act, as determined for purposes of Section 162(m) of the Code.

(j) *"Director"* means a member of the Board of Directors of the Company.

(k) *"Disability"* means the inability of a natural person to continue to perform services for the Company or any Affiliate of the type previously performed prior to the occurrence of such Disability, whether as a result of physical and/or mental illness or injury, as determined by a physician acceptable to the Company, for a period that is expected to be of a duration of no less than six (6) months.

(l) *"Employee"* means any person employed by the Company or an Affiliate. Mere service as a Director or payment of a director's fee by the Company or an Affiliate shall not be sufficient to constitute "employment" by the Company or an Affiliate.

(m) *"Equity Restructuring"* means a non-reciprocal transaction (i.e. a transaction in which the Company does not receive consideration or other resources in respect of the transaction approximately equal to and in exchange for the consideration or resources the Company is relinquishing in such transaction) between the Company and its stockholders, such as a stock split, spin-off, rights offering, nonrecurring stock dividend or recapitalization through a large, nonrecurring cash dividend, that affects the shares of Common Stock (or other securities of the Company) or the share price of Common Stock (or other securities) and causes a change in the per share value of the Stock underlying outstanding Stock Awards.

(n) *"Exchange Act"* means the United States Securities Exchange Act of 1934, as amended.

(o) *"Fair Market Value"* means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on the Nasdaq National Market or the Nasdaq SmallCap Market, the Fair Market Value of a share of Common Stock shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the last market trading day prior to the day of determination, as reported in *The Wall Street Journal* or such other source as the Board deems reliable.

(ii) In the absence of such markets for the Common Stock, the Fair Market Value shall be determined in good faith by the Board.

(p) *"Non-Employee Director"* means a Director who either (i) is not a current Employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a Consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ("Regulation S-K")), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

(q) *"Option"* means an option granted pursuant to Section 6 of the Plan.

(r) *"Option Agreement"* means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an individual Option grant. Each Option Agreement shall be subject to the terms and conditions of the Plan.

(s) *"Optionholder"* means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(t) *"Outside Director"* means a Director who either (i) is not a current employee of the Company or an "affiliated corporation" (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an "affiliated corporation" who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year, has not been an officer of the Company or an "affiliated corporation", and does not receive remuneration from the Company or an "affiliated corporation," either directly or indirectly, in any capacity other than as a Director or (ii) is otherwise considered an "outside director" for purposes of Section 162(m) of the Code.

(u) *"Participant"* means a person to whom a Stock Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

(v) *"Performance Criteria"* means the criteria that the Committee selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period. The Performance Criteria that will be used to establish Performance Goals are limited to the following: trading volume, users, gross merchandise volume, total payment volume, revenue, operating income, EBITDA and/or net earnings, net income (either before or after taxes), earnings per share, return on net assets, return on gross assets, return on equity, return on invested capital, cash flow (including, but not limited to, operating cash flow and free cash flow), net or operating margins, economic profit, Common Stock price appreciation, total stockholder returns, employee productivity, customer satisfaction metrics, debt to equity ratio, market capitalization, market capitalization to employee ratio, and market capitalization to revenue ratio, any of which may be measured in absolute terms, in terms of growth, as compared to any incremental increase, or as compared to results of a peer group, and may be calculated on a pro forma basis or in accordance with generally accepted accounting principles. The Committee shall define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period for such Participant.

(w) *"Performance Goals"* means, for a Performance Period, the goals established in writing by the Committee for the Performance Period based upon the Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, or an individual. The Committee, in its discretion, may, within the time prescribed by Section 162(m) of the Code, adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants (a) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development, or (b) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.

(x) *"Performance Period"* means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, a Performance-Based Award.

(y) *"Plan"* means this eBay Inc. 1999 Global Equity Incentive Plan, as it may be duly amended from time to time.

(z) *"Rule 16b-3"* means Rule 16b-3 promulgated under the Exchange Act of any successor to Rule 16b-3, as in effect from time to time.

(aa) *"Securities Act"* means the United States Securities Act of 1933, as amended.

(bb) *"Stock Award"* means any right granted under the Plan, including an option, a stock bonus, a right to acquire restricted stock and a restricted stock unit award.

(cc) *"Stock Award Agreement"* means a written agreement between the Company and a holder of a Stock Award evidencing the terms and conditions of an individual Stock Award grant. Each Stock Award Agreement shall be subject to the terms and conditions of the Plan.

3. Administration.

(a) *Administration by Board.* The Board shall administer the Plan unless and until the Board delegates administration to a Committee, as provided in subsection 3(c).

(b) *Powers of Board.* The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time which of the persons eligible under the Plan shall be granted Stock Awards; when and how each Stock Award shall be granted; what type or combination of types of Stock Award shall be granted; the provisions of each Stock Award granted (which need not be identical), including the time or times when a person shall be permitted to receive Common Stock pursuant to a Stock Award; and the number of shares of Common Stock with respect to which a Stock Award shall be granted to each such person.

(ii) To construe and interpret the Plan and Stock Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Stock Award Agreement, in a manner and to the extent it shall deem necessary or expedient in its sole discretion to make the Plan fully effective.

(iii) To amend the Plan or a Stock Award as provided in Section 12.

(iv) To terminate or suspend the Plan as provided in Section 13.

(v) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient in its sole discretion to promote the best interests of the Company, which are not in conflict with the provisions of the Plan.

(c) *Delegation to Committee.*

(i) *General.* The Board may delegate administration of the Plan to a Committee or Committees of one (1) or more members of the Board, and the term "Committee" shall apply to any person or persons to whom such authority has been delegated. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee of one (1) or more members of the Board any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan.

(ii) *Section 162(m) and Rule 16b-3 Compliance.* In the sole discretion of the Board, a Committee may consist solely of two or more Outside Directors, in accordance with Section 162(m) of the Code, and/or solely of two or more Non-Employee Directors, in accordance with Rule 16b-3. Within the scope of such authority, the Board or the Committee may (1) delegate to a committee of one or more members of the Board who are not Outside Directors the authority to grant Stock Awards to eligible persons who are either (a) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Stock Award or (b) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code and/or (2) delegate to a committee of one or more members of the Board who are not Non-Employee Directors the authority to grant Stock Awards to eligible persons who are not then subject to Section 16 of the Exchange Act.

(d) *Effect of Board's Decision.* All determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by anyone and shall be final, binding and conclusive on all Participants and any other person having an interest in such determination, interpretation or construction.

4. Shares Subject to the Plan.

(a) *Share Reserve.* Subject to the provisions of Section 11 relating to adjustments upon changes in Common Stock, the Common Stock that may be issued pursuant to Stock Awards shall not exceed in the aggregate fifty two million (52,000,000)[1] shares of Common Stock. No more than two million (2,000,000)[2] of such shares of Common Stock (subject to adjustment as provided in Section 11) may be awarded under the Plan in the aggregate in respect of the Stock Awards pursuant to Section 7 for which a Participant pays less than Fair Market Value per share on the date of grant.

(b) *Reversion of Shares to the Share Reserve.* If any Stock Option shall for any reason expire or otherwise terminate, in whole or in part, without having been exercised in full, the shares of Common Stock not acquired under such Stock Option shall revert to and again become available for issuance under the Plan.

(c) *Source of Shares.* The shares of Common Stock subject to the Plan may be unissued shares or reacquired shares, bought on the market or otherwise.

5. Eligibility.

(a) *Eligibility for Specific Stock Awards.* Stock Awards may be granted to Employees and Consultants.

(b) *Consultants.*

(i) Consultant shall not be eligible for the grant of a Stock Award if, at the time of grant, a Form S-8 Registration Statement under the Securities Act ("Form S-8") is not available to register either the offer or the sale of the Company's securities to such Consultant because of the nature of the services that the Consultant is providing to the Company, or because the Consultant is not a natural person, or as otherwise provided by the rules governing the use of Form S-8.

(ii) Form S-8 generally is available to consultants and advisors only if (i) they are natural persons; (ii) they provide bona fide services to the issuer, its parents, its majority-owned subsidiaries or majority-owned subsidiaries of the issuer's parent; and (iii) the services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the issuer's securities.

(c) *Section 162(m) Limitation.* Notwithstanding the provisions of subsection 5(a) hereof and subject to the provisions of Section 11 relating to adjustments upon changes in the shares of Common Stock, no Employee shall be eligible to be granted Stock Awards covering more than four million (4,000,000)[3] shares of Common Stock during any calendar year.

6. Option Provisions.

Each Option shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

(a) *Exercise Price.* The exercise price of each Option shall not be less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option on the date the Option is granted. Notwithstanding the foregoing, an Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

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[1] Denotes that such share number reflects the stock splits of eBay's common stock occurring in 5/00, 8/03 and 2/05.

[2] Denotes that such share number reflects the stock split of eBay's common stock occurring only in 2/05 because this provision was approved in 2004.

[3] Denotes that such share number reflects the stock split of eBay's common stock occurring in 8/03 and 2/05.

(b) *Consideration.* The purchase price of Common Stock acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations, either (i) in cash at the time the Option is exercised, or (ii) at the discretion of the Board: (1) by delivery to the Company, or attestation to the Company of ownership, of other Common Stock, (2) according to a deferred payment or other similar arrangement with the Optionholder, whether through the use of a promissory note or otherwise, or (3) in any other form of legal consideration that may be acceptable to the Board; provided, however, that at any time that the Company is incorporated in Delaware, payment of the Common Stock's "par value," as defined in the Delaware General Corporation Law, shall not be made by deferred payment.

Unless otherwise specifically provided, the purchase price of Common Stock acquired pursuant to an Option that is paid by delivery to the Company, or attestation to the Company of ownership, of other Common Stock shall be paid only by shares of the Common Stock of the Company that have been held for more than six (6) months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes).

(c) *Transferability.* An Option shall be transferable to the extent provided in the Option Agreement. If the Option does not provide for transferability, then the Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

(d) *Vesting Generally.* The total number of shares of Common Stock subject to an Option may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal. The Option may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options may vary. The provisions of this subsection 6(d) are subject to any Option provisions governing the minimum number of shares of Common Stock as to which an Option may be exercised.

(e) *Termination of Continuous Service.* In the event an Optionholder's Continuous Service terminates (other than upon the Optionholder's death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination) but only within such period of time ending on the earlier of (i) the date three (3) months following the termination of the Optionholder's Continuous Service (or such longer or shorter period specified in the Option Agreement), or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified in the Option Agreement, the Option shall terminate.

(f) *Extension of Termination Date.* An Optionholder's Option Agreement may also provide that if the exercise of the Option following the termination of the Optionholder's Continuous Service (other than upon the Optionholder's death or Disability) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option shall terminate on the earlier of (i) the expiration of the term of the Option, or (ii) the expiration of a period of three (3) months after the termination of the Optionholder's Continuous Service during which the exercise of the Option would not be in violation of such registration requirements.

(g) *Disability of Optionholder.* In the event that an Optionholder's Continuous Service terminates as a result of the Optionholder's Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination), but only within such period of time ending on the earlier of (i) the date twelve (12) months following such termination (or such longer or shorter period specified in the Option Agreement), or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified herein, the Option shall terminate.

(h) *Death of Optionholder.* In the event (i) an Optionholder's Continuous Service terminates as a result of the Optionholder's death or (ii) the Optionholder dies within the period (if any) specified in the Option Agreement after the termination of the Optionholder's Continuous Service for a reason other than death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise such Option as of the date of death) by the

Optionholder's estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the option upon the Optionholder's death, but only within the period ending on the earlier of (1) the date eighteen (18) months following the date of death (or such longer or shorter period specified in the Option Agreement), or (2) the expiration of the term of such Option as set forth in the Option Agreement. If, after death, the Option is not exercised within the time specified herein, the Option shall terminate.

(i) *Early Exercise.* The Option may, but need not, include a provision whereby the Optionholder may elect at any time before the Optionholder's Continuous Service terminates to exercise the Option as to any part or all of the shares of Common Stock subject to the Option prior to the full vesting of the Option. Any unvested shares of Common Stock so purchased may be subject to a repurchase option in favor of the Company or to any other restriction the Board determines to be appropriate. The Company will not exercise its repurchase option until at least six (6) months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes) have elapsed following exercise of the Option unless the Board otherwise specifically provides in the Option.

7. Provisions of Stock Awards other than Options.

(a) *Stock Bonus Awards.* Each stock bonus agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of stock bonus agreements may change from time to time, and the terms and conditions of separate stock bonus agreements need not be identical, but each stock bonus agreement shall include (through incorporation of provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) *Consideration.* A stock bonus may be awarded in consideration for past services actually rendered to the Company or an Affiliate for its benefit.

(ii) Vesting. Shares of Common Stock awarded under the stock bonus agreement may, but need not, be subject to a share reacquisition right or option in favor of the Company in accordance with a vesting schedule to be determined by the Board.

(iii) *Termination of Participant's Continuous Service.* In the event a Participant's Continuous Service terminates, the Company may reacquire any or all of the shares of Common Stock held by the Participant which have not vested as of the date of termination under the terms of the stock bonus agreement.

(iv) *Transferability.* Rights to acquire shares under the stock bonus agreement shall be transferable by the Participant only upon such terms and conditions as are set forth in the stock bonus agreement, as the Board shall determine in its discretion, so long as Common Stock awarded under the stock bonus agreement remains subject to the terms of the stock bonus agreement.

(b) *Restricted Stock Purchase Awards.* Each restricted stock purchase agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of the restricted stock purchase agreements may change from time to time, and the terms and conditions of separate restricted stock purchase agreements need not be identical, but each restricted stock purchase agreement shall include (through incorporation of provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) *Purchase Price.* The purchase price under each restricted stock purchase agreement shall be such amount as the Board shall determine and designate in such restricted stock purchase agreement.

(ii) *Consideration.* The purchase price of Common Stock acquired pursuant to the restricted stock purchase agreement shall be paid either: (i) in cash at the time of purchase; (ii) at the discretion of the Board, according to a deferred payment or other similar arrangement with the Participant, whether through the use of a promissory note or otherwise; or (iii) in any other form of legal consideration that may be acceptable to the Board in its discretion; provided, however, that at any time that the Company is incorporated in Delaware, then payment of the Common Stock's "par value," as defined in the Delaware General Corporation Law, shall not be made by deferred payment.

(iii) *Vesting.* Shares of Common Stock acquired under the restricted stock purchase agreement may, but need not, be subject to a share repurchase option in favor of the Company in accordance with a vesting schedule to be determined by the Board.

(iv) *Termination of Participant's Continuous Service.* In the event a Participant's Continuous Service terminates, the Company may repurchase or otherwise reacquire any or all of the shares of Common Stock held by the Participant which have not vested as of the date of termination under the terms of the restricted stock purchase agreement.

(v) *Transferability.* Rights to acquire shares under the restricted stock purchase agreement shall be transferable by the Participant only upon such terms and conditions as are set forth in the restricted stock purchase agreement, as the Board shall determine in its discretion, so long as Common Stock awarded under the restricted stock purchase agreement remains subject to the terms of the restricted stock purchase agreement.

(c) *Restricted Stock Unit Awards.* The Board, or the Committee, if delegated by the Board, is authorized to make awards of restricted stock units to any Employee or Consultant selected by the Board in such amounts and subject to such terms and conditions as the Board shall deem appropriate. On the maturity date of a restricted stock unit, unless otherwise noted in the restricted stock unit agreement, the Company shall transfer to the Participant one unrestricted, fully transferable share of Common Stock for each restricted stock unit scheduled to be paid out on such date and not previously forfeited.

(i) *Consideration.* Restricted stock units may be awarded in consideration for past services actually rendered to the Company or an Affiliate for its benefit.

(ii) *Form of Restricted Stock Unit Award.* All awards of restricted stock units made pursuant to this Plan will be evidenced by a restricted stock unit agreement and will comply with and be subject to the terms and conditions of this Plan.

(iii) *Terms of Restricted Stock Unit Awards.* Restricted stock units shall be subject to such terms and conditions as the Board may impose. These terms and conditions may include restrictions based upon completion of a specified period of service with the Company or an Affiliate, or upon completion of the performance goals as set out in advance in the Participant's individual restricted stock unit agreement. The terms of restricted stock units may vary from Participant to Participant and between groups of Participants. Prior to the grant of a restricted stock unit award, the Board shall: (a) determine the nature, length and starting date of any performance period for the restricted stock unit; (b) select from among the performance factors to be used to measure performance goals, if any; and (c) determine the number of shares of Common Stock that may be awarded to the Participant pursuant to such restricted stock unit. Prior to the issuance of any shares of Common Stock pursuant to any restricted stock unit, the Board shall determine the extent to which performance goals have been met. Performance periods may overlap and Participants may participate simultaneously with respect to restricted stock units that are subject to different performance periods and have different performance goals and other criteria.

(iv) *Termination During Performance Period.* In the event a Participant's Continuous Service terminates during a performance period for any reason, then such Participant will be entitled to payment (whether in shares of Common Stock, cash or otherwise, at the Committee's sole discretion) with respect to the restricted stock unit only to the extent performance goals are met as of the date of termination of the Participant's Continuous Service in accordance with the restricted stock unit agreement, unless the Board will determine otherwise.

(v) *Form and Timing of Settlement of Restricted Stock Units.* Settlement of restricted stock units shall be made as soon as practicable after vesting and/or the expiration of the applicable performance period. The Board, in its sole discretion, may settle restricted stock units in the form of cash, in shares of Common Stock (which have an aggregate Fair Market Value equal to the value of the earned restricted stock units), or in a combination thereof.

(d) *Performance Restricted Stock Units.* Any Employee selected by the Committee may be granted one or more Performance Restricted Stock Unit awards which shall be denominated in unit equivalent of shares of Stock and/or units of value including dollar value of shares of Stock and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

(i) *Procedures with Respect to Performance Restricted Stock Units.* To the extent necessary to comply with the Qualified Performance-Based Compensation requirements of Section 162(m)(4)(C) of the Code, with respect to any award of Performance Restricted Stock Units which may be granted to one or more Covered Employees, no later than ninety (90) days following the commencement of any fiscal year in question or any other designated fiscal period or period of service (or such other time as may be required or permitted by Section 162(m) of the Code), the Committee shall, in writing, (a) designate one or more Covered Employees, (b) select the Performance Criteria applicable to the Performance Period, (c) establish the Performance Goals, and amounts of such awards of Performance Restricted Stock Units, as applicable, which may be earned for such Performance Period, and (d) specify the relationship between Performance Criteria and the Performance Goals and the amounts of such Awards, as applicable, to be earned by each Covered Employee for such Performance Period. Following the completion of each Performance Period, the Committee shall certify in writing whether the applicable Performance Goals have been achieved for such Performance Period. In determining the amount earned by a Covered Employee, the Committee shall have the right to reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the Performance Period.

(ii) *Payment of Performance Restricted Stock Units.* Unless otherwise provided in the applicable Stock Award Agreement, a Participant must be employed by the Company on the day a Performance Restricted Stock Unit for such Performance Period is paid to the Participant. Furthermore, a Participant shall be eligible to receive payment pursuant to a Performance Restricted Stock Unit for a Performance Period only if the Performance Goals for such period are achieved. In determining the amount earned under am award of Performance Restricted Stock Units, the Committee may reduce or eliminate the amount of the Performance Restricted Stock Units earned for the Performance Period, if in its sole and absolute discretion, such reduction or elimination is appropriate.

(iii) *Additional Limitations.* Notwithstanding any other provision of the Plan, any award of Performance Restricted Stock Units which is granted to a Covered Employee and is intended to constitute Qualified Performance-Based Compensation shall be subject to any additional limitations set forth in Section 162(m) of the Code (including any amendment to Section 162(m) of the Code) or any regulations or rulings issued thereunder that are requirements for qualification as qualified performance-based compensation as described in Section 162(m)(4)(C) of the Code, and the Plan shall be deemed amended to the extent necessary to conform to such requirements.

8. Covenants of the Company.

(a) *Availability of Shares.* During the terms of the Stock Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Stock Awards.

(b) *Securities Law Compliance.* The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Common Stock upon exercise or vesting of such Stock Awards unless and until such authority is obtained.

9. Use of Proceeds from Stock.

Proceeds from the sale of Common Stock pursuant to Stock Awards shall constitute general funds of the Company.

10. Miscellaneous.

(a) *Acceleration of Exercisability and Vesting.* The Board shall have the power to accelerate the time at which a Stock Option may first be exercised or the time during which a Stock Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Stock Award stating the time at which it may first be exercised or the time during which it will vest.

(b) *Stockholder Rights.* No Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Stock Award unless and until such Participant has satisfied all requirements for exercise of the Stock Option or receipt of other type of Stock Award pursuant to its terms.

(c) *No Employment or other Service Rights.* Nothing in the Plan or any instrument executed or Stock Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Stock Award was granted or shall affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, for any reason or no reason, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the jurisdiction in which the Company or the Affiliate is incorporated, as the case may be.

(d) *Investment Assurances.* The Company may require a Participant, as a condition of exercising a Stock Option or acquiring Common Stock under any Stock Award, (i) to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Stock Award; (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Stock Award for the Participant's own account and not with any present intention of selling or otherwise distributing the Common Stock; and/or (iii) to give such other written assurances as the Company shall determine are necessary, desirable or appropriate to comply with applicable securities regulation and other governing law. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

(e) *Withholding Obligations.* To the extent provided by the terms of a Stock Award Agreement, the Participant may satisfy any tax and social insurance withholding obligation arising under the laws or regulations of any country, state or local jurisdiction relating to the exercise of a Stock Option or acquisition of Common Stock under a Stock Award by any of the following means (in addition to the Company's or Affiliate's right to withhold from any compensation paid to the Participant by the Company or the Affiliate) or by a combination of such means: (i) tendering a cash payment; (ii) authorizing the Company to withhold shares of Common Stock from the shares of Common Stock otherwise issuable to the Participant as a result of the exercise or acquisition of Common Stock under the Stock Award; provided, however, that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law (or such lesser amount as may be required to avoid variable award accounting); or (iii) delivering to the Company owned and unencumbered shares of the Common Stock; or (iv) authorizing the sale of shares of Common Stock by the Company's designated broker equal to the amount of taxes due.

11. Adjustments upon Changes in Stock.

(a) *Capitalization Adjustments.* In the event that any dividend or other distribution, reorganization, merger, consolidation, combination, repurchase, or exchange of Common Stock or other securities of the Company, or other change in the corporate structure of the Company affecting the Common Stock (other than an Equity Restructuring) occurs such that an adjustment is determined by the Board (in its sole discretion) to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Board shall, in such manner as it may deem equitable, adjust the number and class of Common Stock which may be delivered under the Plan, the number of shares covered by each outstanding Stock Award, the exercise price or grant price per share of such outstanding Stock Awards, if applicable, and the numerical limits of Sections 4(a) and 4(c). The Company is not responsible for any tax consequences to the Participant resulting from such adjustment.

(b) *Dissolution or Liquidation.* In the event of a dissolution or liquidation of the Company, then all outstanding Stock Awards shall terminate immediately prior to such event.

(c) *Corporate Transaction.* In the event of (i) a sale, lease or other disposition of all or substantially all of the assets of the Company, (ii) a merger or consolidation in which the Company is not the surviving corporation, or (iii) a reverse merger in which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise, then any surviving corporation or acquiring corporation shall assume or continue any Stock Awards outstanding under the Plan or shall substitute similar stock awards (including an award to acquire the same consideration paid to the stockholders in the transaction described in this subsection 11(c)) for those outstanding under the Plan. In the event any surviving corporation or acquiring corporation refuses to assume or continue such Stock Awards or to substitute similar stock awards for those outstanding under the Plan, then with respect to Stock Awards held by Participants whose Continuous Service has not terminated, the vesting of such Stock Awards (and, if applicable, the time during which such Stock Awards may be exercised) shall be accelerated in full, and the Stock Awards shall terminate if not exercised (if applicable) at or prior to such event. With respect to any other Stock Awards outstanding under the Plan, such Stock Awards shall terminate if not exercised (if applicable) at or prior to such event.

(d) *Equity Restructuring Adjustments.* In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Sections 11(a) and 11(c) the number and type of securities subject to each outstanding Stock Award and the exercise price or grant price thereof, if applicable, will be equitably adjusted by the Committee. The adjustments provided under this Section 11(d) shall be nondiscretionary and shall be final and binding on the affected Participant and the Company.

12. Amendment of the Plan and Stock Awards.

(a) *Amendment of Plan.* The Board at any time, and from time to time, may amend the Plan. However, except as provided in Section 11 relating to adjustments upon changes in Common Stock, no amendment shall be effective unless approved by the stockholders of the Company to the extent stockholder approval is necessary under applicable laws or regulations or to the extent that such amendment constitutes a material amendment to the Plan.

(b) *Stockholder Approval.* The Board may, in its sole discretion, submit any amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of Section 162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Covered Employees. Notwithstanding any provision of the Plan to the contrary, the Board shall not, without prior stockholder approval, (A) reduce the exercise price of any outstanding Option under the Plan, (B) cancel any outstanding Option under the Plan and grant in substitution therefor, on either an immediate or delayed basis, a new Option under the Plan covering the same or a different number of shares of Common Stock or cash, or (C) take any other action with respect to any outstanding Option under the Plan that is treated as a repricing of such Option pursuant to generally accepted accounting principles.

(c) *No Impairment of Rights.* Rights under any Stock Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (i) the Company requests the consent of the Participant and (ii) the Participant consents in writing.

(d) *Amendment of Stock Awards.* The Board at any time, and from time to time, may amend the terms of any one or more Stock Awards; provided, however, that the rights under any Stock Award shall not be impaired by any such amendment unless (i) the Company requests the consent of the Participant, and (ii) the Participant consents in writing.

13. Termination or Suspension of the Plan.

(a) *Plan Term.* The Board may suspend or terminate the Plan at any time. No Stock Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) *No Impairment of Rights.* Suspension or termination of the Plan shall not impair rights and obligations under any Stock Award granted while the Plan is in effect, except with the written consent of the Participant.

14. Effective Date of Plan.

The Plan shall become effective upon adoption by the Board.

15. Choice of Law.

The law of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to such state's conflict of laws rules.

eBay Inc.

AMENDED AND RESTATED 1998 EMPLOYEE STOCK PURCHASE PLAN

As Adopted on March 28, 2007

1. ***Establishment of Plan.*** eBay Inc. (the ***"Company"***) proposes to grant options for purchase of the Company's Common Stock to eligible employees of the Company and its Participating Subsidiaries (as hereinafter defined) pursuant to this Employee Stock Purchase Plan (this ***"Plan"***). For purposes of this Plan, ***"Parent Corporation"*** and ***"Subsidiary"*** shall have the same meanings as "parent corporation" and "subsidiary corporation" in Sections 424(e) and 424(f), respectively, of the Internal Revenue Code of 1986, as amended (the ***"Code"***). ***"Participating Subsidiaries"*** are Parent Corporations or Subsidiaries that the Board of Directors of the Company (the ***"Board"***) designates from time to time as corporations that shall participate in this Plan. The Company intends this Plan to qualify as an "employee stock purchase plan" under Section 423 of the Code (including any amendments to or replacements of such Section), and this Plan shall be so construed. Any term not expressly defined in this Plan but defined for purposes of Section 423 of the Code shall have the same definition herein. A total of 7,200,000[1] shares of the Company's Common Stock were reserved for issuance under this amended and restated Plan when originally adopted. In addition, on each January 1, the aggregate number of shares of the Company's Common Stock reserved for issuance under the Plan shall be increased automatically by the number of shares purchased under this Plan in the preceding calendar year; provided that the aggregate shares reserved under this Plan shall not exceed 36,000,000[1] shares. Such number shall be subject to adjustments effected in accordance with Section 14 of this Plan.

2. ***Purpose.*** The purpose of this Plan is to provide eligible employees of the Company and its Participating Subsidiaries with a convenient means of acquiring an equity interest in the Company through payroll deductions or contributions, to enhance such employees' sense of participation in the affairs of the Company or Participating Subsidiaries, and to provide an incentive for continued employment. In addition, the Plan authorizes the grant of options and the issuance of the Company's Common Stock which do not qualify under Section 423 of the Code pursuant to sub-plans or special rules adopted by the Board or the Compensation Committee of the Board (as hereinafter defined) designated to achieve desired tax or other objectives in particular locations outside the United States.

3. ***Administration.***

(a) This Plan shall be administered by the Compensation Committee of the Board (the ***"Committee"***). Subject to the provisions of this Plan and the limitations of Section 423 of the Code or any successor provision in the Code, all questions of interpretation or application of this Plan shall be determined by the Committee and its decisions shall be final and binding upon all participants. Members of the Committee shall receive no compensation for their services in connection with the administration of this Plan, other than standard fees as established from time to time by the Board for services rendered by Board members serving on Board committees. All expenses incurred in connection with the administration of this Plan shall be paid by the Company.

(b) The Board or the Committee may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures. Without limiting the generality of the foregoing, the Board or the Committee is specifically authorized to adopt rules and procedures regarding handling of payroll deductions, contributions, payment of interest, conversion of local currency, payroll tax, withholding procedures and handling of stock certificates which vary with local requirements. The Board or the Committee may adopt such rules, guidelines and forms as the applicable laws allow to accomplish the transfer of secondary Class 1 National Insurance Contributions *("NIC")* in the United Kingdom *("UK")* from the employer to the participants in the UK and to make such transfer of NIC liability a condition to the exercise of options in the UK.

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[1] Denotes that such number reflects the stock splits of eBay's common stock occurring in 8/98, 3/99, 5/00, 8/03 and 2/05.

(c) The Board or the Committee may also adopt sub-plans applicable to particular Participating Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Code Section 423. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Section 1 above, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan.

4. *Eligibility.* Any employee of the Company or its Participating Subsidiaries is eligible to participate in an Offering Period (as hereinafter defined) under this Plan, subject to Section 19 and except the following:

(a) employees who are not employed by the Company or a Participating Subsidiary (10) days before the beginning of such Offering Period, except that employees who were employed on the Effective Date of the Registration Statement filed by the Company with the Securities and Exchange Commission ***("SEC")*** under the Securities Act of 1933, as amended (the ***"Securities Act"***) registering the initial public offering of the Company's Common Stock were eligible to participate in the first Offering Period under the Plan;

(b) employees who are customarily employed for twenty (20) hours or less per week, unless local law prohibits exclusion of part-time employees;

(c) employees who are customarily employed for five (5) months or less in a calendar year, unless local law prohibits exclusion of such employees;

(d) employees who, together with any other person whose stock would be attributed to such employee pursuant to Section 424(d) of the Code, own stock or hold options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any of its Participating Subsidiaries or who, as a result of being granted an option under this Plan with respect to such Offering Period, would own stock or hold options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any of its Participating Subsidiaries; and

5. *Offering Dates.* The offering periods of this Plan (each, an ***"Offering Period"***) shall be of twenty-four (24) months duration commencing on May 1 and November 1 of each year and ending on April 30 and October 31 of each year; provided, however, that notwithstanding the foregoing, the first such Offering Period shall commence on the later of November 1, 2007 or the first day of the first calendar month following the calendar month in which the Company's registration statement on Form S-8 is filed with respect to the Plan (the ***"First Offering Date"***) and shall end on April 30, 2008. Except for the first Offering Period, each Offering Period shall consist of four (4) six month purchase periods (individually, a ***"Purchase Period"***) during which payroll deductions or contributions of the participants are accumulated under this Plan. The first Offering Period shall consist of no more than five and no fewer than three Purchase Periods, any of which may be greater or less than six months as determined by the Committee. The first business day of each Offering Period is referred to as the ***"Offering Date"***. The last business day of each Purchase Period is referred to as the ***"Purchase Date"***. The Committee shall have the power to change the duration of Offering Periods with respect to offerings without stockholder approval if such change is announced at least fifteen (15) days prior to the scheduled beginning of the first Offering Period to be affected. Notwithstanding the foregoing, the Board or the Committee may establish other Offering Periods in addition to those described above, which shall be subject to any specific terms and conditions that the Committee approves, including requirements with respect to eligibility, participation, the establishment of Purchase Periods and Purchase Dates and other rights under any such Offering. A participant may be enrolled in only one Offering Period at a time.

6. *Participation in this Plan.*

(a) Eligible employees may become participants in an Offering Period under this Plan on the first Offering Date after satisfying the eligibility requirements by delivering a subscription agreement authorizing payroll deductions or contributions, unless Section 6(b) below applies, to the Company's treasury department (the ***"Treasury Department"***) not later than five (5) days before such Offering Date. Notwithstanding the foregoing, the Committee may set a later time for filing the subscription agreement authorizing payroll deductions or contributions for all eligible employees with respect to a given Offering Period. An eligible employee who does not deliver a subscription agreement to the Treasury Department by such date after becoming eligible to participate in such Offering Period shall not participate in that Offering Period or any subsequent Offering Period unless such employee enrolls in this Plan by filing a subscription agreement with the Treasury Department not later than five (5) days preceding a subsequent Offering Date. Once an employee becomes a participant in an Offering Period, such employee will automatically participate in the Offering Period commencing immediately following the last day of the prior Offering Period unless the employee withdraws or is deemed to withdraw from this Plan or terminates further participation in the Offering Period as set forth in Section 11 below. Such participant is not required to file any additional subscription agreement in order to continue participation in this Plan.

(b) Notwithstanding any other provisions of the Plan to the contrary, in locations where local law prohibits payroll deductions, an eligible employee may elect to participate through contributions to his account under the Plan in a form acceptable to the Board or the Committee.

7. *Grant of Option on Enrollment.* Enrollment by an eligible employee in this Plan with respect to an Offering Period will constitute the grant (as of the Offering Date) by the Company to such employee of an option to purchase on the Purchase Date up to that number of shares of Common Stock of the Company determined by dividing (a) the amount accumulated in such employee's payroll deduction account during such Purchase Period by (b) the lower of (i) eighty-five percent (85%) of the fair market value of a share of the Company's Common Stock on the Offering Date (but in no event less than the par value of a share of the Company's Common Stock), or (ii) eighty-five percent (85%) of the fair market value of a share of the Company's Common Stock on the Purchase Date (but in no event less than the par value of a share of the Company's Common Stock), provided, however, that the number of shares of the Company's Common Stock subject to any option granted pursuant to this Plan shall not exceed the lesser of (x) the maximum number of shares which may be purchased pursuant to Section 10(a) with respect to the applicable Purchase Date, or (y) the maximum number of shares set by the Committee pursuant to Section 10(b) below with respect to the applicable Purchase Date. The fair market value of a share of the Company's Common Stock shall be determined as provided in Section 8 below.

8. *Purchase Price.* The purchase price per share at which a share of Common Stock will be sold in any Offering Period shall be eighty-five percent (85%) of the lesser of:

(a) The fair market value on the Offering Date; or

(b) The fair market value on the Purchase Date.

For purposes of this Plan, the term ***"Fair Market Value"*** means, as of any date, any date, the value of a share of the Company's Common Stock determined as follows:

(a) if such Common Stock is then quoted on the Nasdaq National Market, its closing price on the Nasdaq National Market on the date of determination as reported in The Wall Street Journal;

(b) if such Common Stock is publicly traded and is then listed on another national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading as reported in The Wall Street Journal;

(c) if such Common Stock is publicly traded but is not quoted on the Nasdaq National Market nor listed or admitted to trading on another national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in The Wall Street Journal; or

(d) if none of the foregoing is applicable, by the Board in good faith, which in the case of the First Offering Date will be the price per share at which shares of the Company's Common Stock are initially offered for sale to the public by the Company's underwriters in the initial public offering of the Company's Common Stock pursuant to a registration statement filed with the SEC under the Securities Act.

9. *Payment of Purchase Price; Changes in Payroll Deductions; Issuance of Shares.*

(a)(i) The purchase price of the shares is accumulated by regular payroll deductions or contributions made during each Offering Period. The deductions or contributions are made as a percentage of the participant's Compensation in one percent (1%) increments not less than two percent (2%), nor greater than ten percent (10%) or such lower limit set by the Committee. Payroll deductions or contributions shall commence on the first payday of the Offering Period and shall continue to the end of the Offering Period unless sooner altered or terminated as provided in this Plan;

(a)(ii) "Compensation" means total cash wages or salary and performance-based pay actually received or deferred by an eligible employee under this Plan during the applicable Offering Period, including: base wages or salary; overtime; performance bonuses; commissions; shift differentials; payments for paid time off; payments in lieu of notice; compensation deferred under any program or plan, including, without limitation, pursuant to Section 401(k) or Section 125 of the Code; or any other compensation or remuneration approved as "compensation" by the Board or the Compensation Committee in accordance with Section 423 of the Code. For purposes of this Plan, "Compensation" shall not include forms of compensation or remuneration that are not included or covered by the first sentence in this subparagraph (ii), including the following: moving allowances; payments pursuant to a severance agreement; equalization payments; termination pay (including the payout of accrued vacation time in connection with any such termination); relocation allowances; expense reimbursements; meal allowances; commuting allowances; geographical hardship pay; any payments (such as guaranteed bonuses in certain foreign jurisdictions) with respect to which salary reductions are not permitted by the laws of the applicable jurisdiction); automobile allowances; sign-on bonuses; nonqualified executive compensation; any amounts directly or indirectly paid pursuant to this Plan or any other stock-based plan, including without limitation any stock option, stock purchase, deferred stock unit, or similar plan, of the Company or any Subsidiary; or any other compensation or remuneration determined not to be "compensation" by the Board or the Compensation Committee in accordance with Section 423 of the Code.

(b) A participant may increase or decrease the rate of payroll deductions or contributions during an Offering Period by filing with the Treasury Department a new authorization for payroll deductions, in which case the new rate shall become effective for the next payroll period commencing more than fifteen (15) days after the Treasury Department's receipt of the authorization and shall continue for the remainder of the Offering Period unless changed as described below. Such change in the rate of payroll deductions or contributions may be made at any time during an Offering Period, but not more than one (1) change may be made effective during any Purchase Period. A participant may increase or decrease the rate of payroll deductions or contributions for any subsequent Offering Period by filing with the Treasury Department a new authorization for payroll deductions or an election for contributions not later than fifteen (15) days before the beginning of such Offering Period.

(c) A participant may reduce his or her payroll deduction or contributions percentage to zero during an Offering Period by filing with the Treasury Department a request for cessation of payroll deductions or contributions. Such reduction shall be effective beginning with the next payroll period commencing more than fifteen (15) days after the Treasury Department's receipt of the request and no further payroll deductions or contributions will be made for the duration of the Offering Period. Payroll deductions or contributions credited to the participant's account prior to the effective date of the request shall be used to purchase shares of Common Stock of the Company in accordance with Section (e) below. A participant may not resume making payroll deductions or contributions during the Offering Period in which he or she reduced his or her payroll deductions or contributions to zero.

(d) In countries where local law prohibits payroll deductions, at the time a participant files his or her subscription agreement, instead of authorization for payroll deductions, he or she shall elect to make contributions on each payday during the Offering Period at a rate not exceeding ten percent (10%) of the compensation which he or she receives on such payday, provided that the aggregate of such contributions during the Offering Period shall not exceed ten percent (10%) of the aggregate compensation which he or she would receive during said Offering Period. The Board or the Committee shall determine whether the amount to be contributed is to be designated as a specific dollar amount, or as a percentage of the eligible compensation being paid on such payday, or as either, and may also establish a minimum percentage or amount for such contributions.

(e) All participant's payroll deductions or contributions are credited to his or her account under this Plan and are deposited with the general funds of the Company. No interest accrues on the payroll deductions or contributions unless local law requires that payroll deductions or contributions be held in an interest-bearing account. All payroll deductions or contributions received or held by the Company may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions or contributions unless segregation of accounts is required by local law.

(f) On each Purchase Date, so long as this Plan remains in effect and provided that the participant has not submitted a signed and completed withdrawal form before that date which notifies the Company that the participant wishes to withdraw from that Offering Period under this Plan and have all funds accumulated in the account maintained on behalf of the participant as of that date returned to the participant, the Company shall apply the funds then in the participant's account to the purchase of whole shares of Common Stock reserved under the option granted to such participant with respect to the Offering Period to the extent that such option is exercisable on the Purchase Date. The purchase price per share shall be as specified in Section 8 of this Plan. Any cash remaining in a participant's account after such purchase of shares shall be refunded to such participant in cash, without interest unless local law requires the payment of interest; provided, however that any amount remaining in such participant's account on a Purchase Date which is less than the amount necessary to purchase a full share of Common Stock of the Company shall be carried forward, without interest, unless local law requires the payment of interest into the next Purchase Period or Offering Period and in the locations where the Board or the Committee have determined that such rollover is available under the Plan, as the case may be. In the event that this Plan has been oversubscribed, all funds not used to purchase shares on the Purchase Date shall be returned to the participant, without interest unless local law requires the payment of interest. No Common Stock shall be purchased on a Purchase Date on behalf of any employee whose participation in this Plan has terminated prior to such Purchase Date.

(g) Subject to Section 9(h), as promptly as practicable after the Purchase Date, the Company shall issue shares for the participant's benefit representing the shares purchased upon exercise of his or her option. If a participant dies before receiving his or her shares, the account will be set up in the name of such participant's beneficiary, or the shares will be issued in such beneficiary's name.

(h) If, on the Purchase Date, the Company or a Participating Subsidiary is required by local law to withhold taxes on a participant's exercise of his or her options and such participant's compensation is not sufficient to cover such withholding, the Company will sell the requisite number of shares to raise the necessary funds to make the withholding.

(i) During a participant's lifetime, his or her option to purchase shares hereunder is exercisable only by him or her. The participant will have no interest or voting right in shares covered by his or her option until such option has been exercised.

10. *Limitations on Shares to be Purchased.*

(a) No participant shall be entitled to purchase stock under this Plan at a rate which, when aggregated with his or her rights to purchase stock under all other employee stock purchase plans of the Company or any Participating Subsidiary, exceeds $25,000 in fair market value, determined as of the Offering Date (or such other limit as may be imposed by the Code) for each calendar year in which the employee participates in this Plan. The Company shall automatically suspend the payroll deductions or contributions of any participant as necessary to enforce such limit provided that when the Company automatically resumes making such payroll deductions or accepting contributions, the Company must apply the rate in effect immediately prior to such suspension.

(b) No participant shall be entitled to purchase more than the Maximum Share Amount (as defined below) on any single Purchase Date. Not less than thirty (30) days prior to the commencement of any Offering Period, the Committee may, in its sole discretion, set a maximum number of shares which may be purchased by any employee at any single Purchase Date (hereinafter the ***"Maximum Share Amount"***). Until otherwise determined by the Committee, the Maximum Share Amount shall be 25,000 shares (subject to any adjustment pursuant to Section 14). If a new Maximum Share Amount is set, then all participants must be notified of such Maximum Share Amount prior to the commencement of the next Offering Period. The Maximum Share Amount shall continue to apply with respect to all succeeding Purchase Dates and Offering Periods unless revised by the Committee as set forth above.

(c) If the number of shares to be purchased on a Purchase Date by all employees participating in this Plan exceeds the number of shares then available for issuance under this Plan, then the Company will make a pro rata allocation of the remaining shares in as uniform a manner as shall be reasonably practicable and as the Committee shall determine to be equitable. In such event, the Company shall give written notice of such reduction of the number of shares to be purchased under a participant's option to each participant affected.

(d) Any funds accumulated in a participant's account which are not used to purchase stock due to the limitations in this Section 10 shall be returned to the participant as soon as practicable after the end of the applicable Purchase Period, without interest unless local law requires the payment of interest.

11. ***Withdrawal.***

(a) Each participant may withdraw from a Purchase Period under this Plan by signing and delivering to the Treasury Department a written notice to that effect on a form provided for such purpose. Such withdrawal may be elected at any time at least fifteen (15) days prior to the end of a Purchase Period.

(b) Upon withdrawal from this Plan, the accumulated payroll deductions shall be returned to the withdrawn participant, without interest unless local law requires the payment of interest, and his or her interest in this Plan shall terminate. In the event a participant voluntarily elects to withdraw from this Plan, he or she may not resume his or her participation in this Plan during the same Offering Period, but he or she may participate in any Offering Period under this Plan which commences on a date subsequent to such withdrawal by filing a new authorization for payroll deductions or by commencing to make contributions in the same manner as set forth in Section 6 above for initial participation in this Plan.

(c) If the Fair Market Value on the first day of the current Offering Period in which a participant is enrolled is higher than the Fair Market Value on the first day of any subsequent Offering Period, the Company will automatically enroll such participant in the subsequent Offering Period. Any funds accumulated in a participant's account prior to the first day of such subsequent Offering Period will be applied to the purchase of shares on the Purchase Date immediately prior to the first day of such subsequent Offering Period. A participant does not need to file any forms with the Company to automatically be enrolled in the subsequent Offering Period.

12. ***Termination of Employment.*** Termination of a participant's employment for any reason, including retirement, death or the failure of a participant to remain an eligible employee of the Company or a Participating Subsidiary, immediately terminates his or her participation in this Plan. In such event, the funds credited to the participant's account will be returned to him or her or, in the case of his or her death, to his or her legal representative, without interest unless local law requires the payment of interest. For purposes of this Section 12, an employee will not be deemed to have terminated employment or failed to remain in the continuous employ of the Company or of a Participating Subsidiary in the case of sick leave, military leave, or any other leave of absence approved by the Board; provided that such leave is for a period of not more than ninety (90) days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute or unless provided otherwise pursuant to formal policy adopted from time to time by the Company.

13. ***Return of Payroll Deductions and Contributions.*** In the event a participant's interest in this Plan is terminated by withdrawal, termination of employment or otherwise, or in the event this Plan is terminated by the Board, the Company shall deliver to the participant all payroll deductions or contributions credited to such participant's account. Subject to Section 9(e), no interest shall accrue on the payroll deductions or contributions of a participant in this Plan.

14. ***Capital Changes.***

(a) In the event that any dividend or other distribution, reorganization, merger, consolidation, combination, repurchase, or exchange of Common Stock or other securities of the Company, or other change in the corporate structure of the Company affecting the Common Stock occurs such that an adjustment is determined by the Committee (in its sole discretion) to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust the number and class of Common Stock which have been authorized for issuance under this Plan but have not yet been placed under option (collectively, the ***"Reserves"***), the Maximum Share Amount, the number and class of Common Stock covered by each outstanding option, the purchase price per share of Common Stock covered by each option which has not yet been exercised.

(b) In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Section 14(a), the number and type of securities subject to each outstanding option and the price per share thereof, if applicable, will be equitably adjusted by the Committee. The adjustments provided under this Section 14(b) shall be nondiscretionary and shall be final and binding on the affected participants and the Company.

(c) "Equity Restructuring" means a non-reciprocal transaction (i.e. a transaction in which the Company does not receive consideration or other resources in respect of the transaction approximately equal to and in exchange for the consideration or resources the Company is relinquishing in such transaction) between the Company and its stockholders, such as a stock split, spin-off, rights offering, nonrecurring stock dividend or recapitalization through a large, nonrecurring cash dividend, that affects the shares of Common Stock (or other securities of the Company) or the share price of Common Stock (or other securities) and causes a change in the per share value of the Common Stock underlying outstanding options.

(d) In the event of the proposed dissolution or liquidation of the Company, the Offering Period will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Committee. The Committee may, in the exercise of its sole discretion in such instances, declare that this Plan shall terminate as of a date fixed by the Committee and give each participant the right to purchase shares under this Plan prior to such termination.

(e) In the event of (i) a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, a reincorporation of the Company in a different jurisdiction, or other transaction in which there is no substantial change in the stockholders of the Company or their relative stock holdings and the options under this Plan are assumed, converted or replaced by the successor corporation, which assumption will be binding on all participants), (ii) a merger in which the Company is the surviving corporation but after which the stockholders of the Company immediately prior to such merger (other than any stockholder that merges, or which owns or controls another corporation that merges, with the Company in such merger) cease to own their shares or other equity interest in the Company, (iii) the sale of all or substantially all of the assets of the Company or (iv) the acquisition, sale, or transfer of more than 50% of the outstanding shares of the Company by tender offer or similar transaction, unless otherwise provided by the Committee in its sole discretion, the Plan will continue with regard to Offering Periods that commenced prior to the closing of the proposed transaction and shares will be purchased based on the Fair Market Value of the surviving corporation's stock on each Purchase Date. The Committee may, in the exercise of its sole discretion in such instances, declare that this Plan shall terminate as of a date fixed by the Committee and give each participant the right to purchase shares under this Plan prior to such termination.

15. ***Nonassignability.*** Neither payroll deductions or contributions credited to a participant's account nor any rights with regard to the exercise of an option or to receive shares under this Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 22 below) by the participant. Any such attempt at assignment, transfer, pledge or other disposition shall be void and without effect.

16. ***Reports.*** Individual accounts will be maintained for each participant in this Plan. Each participant shall receive promptly after the end of each Purchase Period a report of his or her account setting forth the total funds accumulated in the participant's account, the number of shares purchased, the per share price thereof and the remaining cash balance, if any, carried forward to the next Purchase Period or Offering Period, as the case may be.

17. ***Notice of Disposition.*** Each participant shall notify the Company in writing if the participant disposes of any of the shares purchased in any Offering Period pursuant to this Plan if such disposition occurs within two (2) years from the Offering Date or within one (1) year from the Purchase Date on which such shares were purchased (the ***"Notice Period"***). The Company may, at any time during the Notice Period, place a legend or legends on any certificate representing shares acquired pursuant to this Plan requesting the Company's transfer agent to notify the Company of any transfer of the shares. The obligation of the participant to provide such notice shall continue notwithstanding the placement of any such legend on the certificates.

18. ***No Rights to Continued Employment.*** Neither this Plan nor the grant of any option hereunder shall confer any right on any employee to remain in the employ of the Company or any Participating Subsidiary, or restrict the right of the Company or any Participating Subsidiary to terminate such employee's employment.

19. ***Equal Rights And Privileges.*** All employees who participate in the Plan shall have the same rights and privileges under the Plan except for differences which may be mandated by local law and which are consistent with Code Section 423(b)(5); provided, however, that employees participating in a sub-plan adopted pursuant to Section 3 which is not designed to qualify under Code Section 423 need not have the same rights and privileges as employees participating in the Code Section 423 Plan. The Board or the Committee may impose restrictions on eligibility and participation of employees who are officers and directors to facilitate compliance with federal or state securities laws or foreign laws. This Section 19 shall take precedence over all other provisions in this Plan.

20. *Notices.* All notices or other communications by a participant to the Company under or in connection with this Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

21. *Term; Stockholder Approval.* After this Plan is adopted by the Board, this Plan will become effective on the First Offering Date (as defined above). This Plan shall be approved by the stockholders of the Company, in any manner permitted by applicable corporate law, within twelve (12) months before or after the date this Plan is adopted by the Board. No purchase of shares pursuant to this Plan shall occur prior to such stockholder approval. This Plan shall continue until the earlier to occur of (a) termination of this Plan by the Board (which termination may be effected by the Board at any time), (b) issuance of all of the shares of Common Stock reserved for issuance under this Plan, or (c) ten (10) years from the adoption of this Plan (as amended and restated) by the Board on March 28, 2007.

22. *Designation of Beneficiary.*

(a) A participant may file a written designation of a beneficiary who is to receive any shares and cash, if any, from the participant's account under this Plan in the event of such participant's death subsequent to the end of an Purchase Period but prior to delivery to him of such shares and cash. In addition, a participant may file a written designation of a beneficiary who is to receive any cash from the participant's account under this Plan in the event of such participant's death prior to a Purchase Date.

(b) Such designation of beneficiary may be changed by the participant at any time by written notice. In the event of the death of a participant and in the absence of a beneficiary validly designated under this Plan who is living at the time of such participant's death, the Company shall deliver such shares or cash to the executor or administrator of the estate of the participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares or cash to the spouse or to any one or more dependents or relatives of the participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

23. *Conditions Upon Issuance of Shares; Limitation on Sale of Shares.* Shares shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act, the Securities Exchange Act of 1934, as amended, the rules and regulations promulgated thereunder, and the requirements of any stock exchange or automated quotation system upon which the shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

24. *Applicable Law.* The Plan shall be governed by the substantive laws (excluding the conflict of laws rules) of the State of California.

25. *Amendment or Termination of this Plan.* The Board may at any time amend, terminate or extend the term of this Plan, except that any such termination cannot affect options previously granted under this Plan, nor may any amendment make any change in an option previously granted which would adversely affect the right of any participant, nor may any amendment be made without approval of the stockholders of the Company obtained in accordance with Section 21 above within twelve (12) months of the adoption of such amendment (or earlier if required by Section 21) if such amendment would:

(a) increase the number of shares that may be issued under this Plan; or

(b) change the designation of the employees (or class of employees) eligible for participation in this Plan.

Notwithstanding the foregoing, the Board may make such amendments to the Plan as the Board determines to be advisable, if the continuation of the Plan or any Offering Period would result in financial accounting treatment for the Plan that is different from the financial accounting treatment in effect on the date this Plan is adopted by the Board.



2145 HAMILTON AVE.
SAN JOSE, CA 95125

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Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return to eBay Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Your proxy card must be received by June 13, 2007.

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eBay Inc.

Vote on Directors

The Board of Directors recommends a vote "FOR" the listed nominees.

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
1. Election of three directors to hold office until our 2010 Annual Meeting of Stockholders. **Nominees:** (1) Philippe Bourguignon (2) Thomas J. Tierney (3) Margaret C. Whitman	☐	☐	☐	____________

Vote on Proposals

The Board of Directors recommends a vote "FOR" Proposals 2, 3 and 4.

	For	Against	Abstain
2. Approval of an amendment to our 1999 Global Equity Incentive Plan to further satisfy the requirements of Section 162(m) of the Internal Revenue Code.	☐	☐	☐
3. Approval of an amendment to our 1998 Employee Stock Purchase Plan to extend the term of the Purchase Plan.	☐	☐	☐
4. Ratification of the selection of PricewaterhouseCoopers LLP as our independent auditors for our fiscal year ending December 31, 2007.	☐	☐	☐

MATERIALS ELECTION
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Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

eBay Inc.

PROXY SOLICITED BY THE BOARD OF DIRECTORS

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE 14, 2007

The undersigned hereby appoints MARGARET C. WHITMAN, ROBERT H. SWAN AND MICHAEL R. JACOBSON, and each of them, as attorneys and proxies of the undersigned, with full power of substitution, to vote all shares of stock of **eBay Inc.** that the undersigned may be entitled to vote at the Annual Meeting of Stockholders of **eBay Inc.**, a Delaware corporation, to be held on Thursday, June 14, 2007, at 8:00 a.m. Eastern time at the Back Bay Events Center, Back Bay Grand Room, 180 Berkeley Street, Boston, Massachusetts 02116 for the purposes listed on the reverse side and at any and all continuations and adjournments of that meeting, with all powers that the undersigned would possess if personally present, upon and in respect of the instructions indicated on the reverse side, with discretionary authority as to any and all other matters that may properly come before the meeting.

PLEASE VOTE, SIGN, DATE AND PROMPTLY RETURN THIS PROXY IN THE ENCLOSED RETURN ENVELOPE THAT IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES.

END